                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-84321


                                  N O T I C E
                                  -----------



TO:         CHATWINS STOCKHOLDERS

FROM:       Chatwins Group, Inc.

DATE:       November 18, 1999

RE:      Appraisal Rights Notice
         Notice Required under Section 228 of Delaware General Corporation Law
         ---------------------------------------------------------------------

  Accompanying please find a copy of Reunion Industries, Inc.'s Proxy Statement/Prospectus regarding the proposed merger between Reunion and Chatwins Group, Inc.

  We refer you to page 57 of the Proxy Statement/Prospectus for the full text of notices to stockholders of Chatwins required under (i) Section 228 of the Delaware General Corporation Law ("DGCL") regarding Consents of Stockholders in Lieu of a Meeting and (ii) Section 262 of the DGCL regarding your appraisal rights in connection with the merger. We urge you to read the Proxy Statement/Prospectus in its entirety to fully understand your rights as a stockholder of Chatwins in connection with the merger and the notices.

  Please note that if you wish to exercise your appraisal rights, you must deliver a written demand for appraisal to the Company in accordance with the instructions beginning on page 57 of the Proxy Statement/Prospectus within the next 20 days, therefore, your demand must be received by Chatwins no later than December 8, 1999.

If you have any questions or comments please feel free to contact Russell S. Carolus at Chatwins at 412-885-5506.

                                          Filed Pursuant to Rule 424(b)(3)
                                          File No. 333-84321

                            REUNION INDUSTRIES, INC.
                              One Stamford Landing
                              62 Southfield Avenue
                               Stamford, CT 06902

                           PROXY STATEMENT/PROSPECTUS
       for the annual meeting of stockholders of Reunion Industries, Inc.
                          to be held December 15, 1999
                                      and
      for the issuance to non-affiliates of Chatwins Group, Inc. of up to
 1,800,000 shares of Reunion Industries, Inc. common stock, par value $.01 per share,
                                in the merger of
               Chatwins Group, Inc. into Reunion Industries, Inc.

   This proxy statement/prospectus constitutes all of the following:

  . a proxy statement, by which the board of directors of Reunion Industries is soliciting proxies for the Reunion Industries annual meeting of stockholders to be held at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut, at 10:00 a.m., local time, on December 15, 1999

  . notice to Chatwins Group stockholders of their appraisal rights in the merger pursuant to Section 262 of the Delaware General Corporation Law

  . a prospectus for the issuance of up to 1,800,000 shares of Reunion Industries common stock to non-affiliates of Chatwins Group in the merger of Chatwins Group into Reunion Industries

   After the merger, current Chatwins Group stockholders will own 79.2% of the common stock of Reunion Industries.

   This proxy statement/prospectus is first being mailed to stockholders of Reunion Industries on or about November 15, 1999.

   The information in this proxy statement/prospectus is not complete and may be changed. Reunion Industries may not issue the Reunion Industries common stock in the merger until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is effective. This proxy statement/prospectus is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

   The common stock of Reunion Industries is listed for quotation on the NASDAQ Small-Cap Market under the symbol "RUNI" and traded on the Pacific Exchange, Inc. under the symbol "RUN."

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Reunion Industries common stock to be issued in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Consider carefully the risk factors beginning on page 17 in this proxy statement/prospectus.

       The date of this proxy statement/prospectus is November 12, 1999.

                            REUNION INDUSTRIES, INC.
                              One Stamford Landing
                              62 Southfield Avenue
                               Stamford, CT 06902

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                          TO BE HELD DECEMBER 15, 1999

To the Stockholders of Reunion
 Industries, Inc.:

   NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of REUNION INDUSTRIES, INC., a Delaware corporation, will be held at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut, at 10:00 a.m., local time, on December 15, 1999, for the following purposes:

     1. To consider and act upon a proposal to approve the amended and restated merger agreement, dated as of July 28, 1999 between Reunion Industries and Chatwins Group, Inc., a Delaware corporation that currently owns approximately 36.8% of Reunion Industries' outstanding common stock. The amended and restated merger agreement provides, among other things, for
  (i) Chatwins Group to be merged with and into Reunion Industries, (ii) the conversion of the common stock of Chatwins Group outstanding immediately prior to the merger into the right to receive an aggregate of 9,500,000 million shares of Reunion Industries common stock at the effective time plus up to an additional 500,000 shares of Reunion Industries common stock if the Chatwins Group divisions, including Kingway Material Handling and NAPTech Pressure Systems, achieve specified performance levels in 2000, and
  (iii) the conversion of the outstanding preferred stock of Chatwins Group, plus accumulated dividends thereon, into preferred stock of Reunion Industries;

     2. To elect six directors to the board of directors of Reunion Industries; and

     3. To transact such other business as may properly come before the meeting.

   The board of directors of Reunion Industries has fixed the close of business on October 22, 1999, as the record date for the determination of stockholders of Reunion Industries entitled to notice of and to vote at the annual meeting and at any adjournment thereof. Only holders of record on such date will be entitled to vote at the annual meeting. A copy of the proxy statement/prospectus relating to the annual meeting and a form of proxy is being provided to you along with this notice. The proxy statement/prospectus also describes the manner in which the shares of Reunion Industries' common stock will be issued to the stockholders of Chatwins Group in connection with the merger.

   You are urged to read the attached material carefully. It is important that your shares be represented at the Reunion Industries annual meeting. Whether or not you plan to attend the annual meeting, you are requested to complete, date, sign and return the enclosed proxy card promptly in the enclosed pre-addressed and postage-paid envelope so that it will be received no later than December 14, 1999. If you attend the annual meeting, you may vote in person if you wish, even though you have previously returned your proxy. Action may be taken on any of the above items at the annual meeting or on any date to which the annual meeting has been adjourned or postponed.

   PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING RETURN ADDRESSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO AT ANY TIME BEFORE THE ANNUAL MEETING BY DELIVERING TO REUNION INDUSTRIES A WRITTEN NOTICE OF REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE OR BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

                                        By Order of the Board of Directors,

                                        /s/ Richard L. Evans
                                        Richard L. Evans
                                        Secretary

Stamford, Connecticut
November 12, 1999

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                           Page
Description                                                               Number
-----------                                                               ------
SUMMARY.................................................................      1

RISK FACTORS............................................................     17

THE REUNION INDUSTRIES ANNUAL MEETING...................................     24

PROPOSAL 1: THE MERGER..................................................     27

OTHER MERGER-RELATED MATTERS............................................     67

DESCRIPTION OF CAPITAL STOCK; DIVIDENDS; TRANSFER AGENT.................     72

COMPARATIVE RIGHTS OF SECURITY HOLDERS..................................     74

MERGER-RELATED TRANSACTIONS.............................................     76

INTERESTS OF CERTAIN PERSONS IN THE MERGER..............................     82

LEGAL MATTERS...........................................................     84

REUNION INDUSTRIES, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA
 CONSOLIDATED CONDENSED FINANCIAL STATEMENTS............................     84

REUNION INDUSTRIES, INC. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
 CONDENSED FINANCIAL STATEMENTS.........................................     90

INFORMATION ABOUT REUNION INDUSTRIES....................................     95

INFORMATION ABOUT CHATWINS GROUP........................................    113

OWNERSHIP INFORMATION...................................................    131

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND MATERIAL
 CONTACTS WITH THE COMPANY BEING ACQUIRED...............................    133

PROPOSAL 2: THE ELECTION OF DIRECTORS...................................    140

EXPERTS.................................................................    149

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..............................    F-1

REPORT OF INDEPENDENT ACCOUNTANTS.......................................    F-2

REUNION INDUSTRIES, INC. FINANCIAL STATEMENTS AND NOTES.................    F-3

REPORT OF INDEPENDENT ACCOUNTANTS.......................................   F-43

CHATWINS GROUP, INC. FINANCIAL STATEMENTS AND NOTES.....................   F-44

REPORT OF INDEPENDENT ACCOUNTANTS.......................................   F-79

KINGWAY MATERIAL HANDLING COMPANY FINANCIAL STATEMENTS AND NOTES........   F-80

ANNEX A--AMENDED AND RESTATED MERGER AGREEMENT DATED AS OF JULY 28, 1999
 BETWEEN REUNION INDUSTRIES, INC. AND CHATWINS GROUP, INC...............    A-1

ANNEX B--OPINION DATED JULY 30, 1999 OF LEGG MASON WOOD WALKER,
 INCORPORATED, TO THE BOARD OF DIRECTORS OF REUNION INDUSTRIES, INC.....    B-1

ANNEX C--DELAWARE GENERAL CORPORATION LAW SECTION 262:
 APPRAISAL RIGHTS.......................................................    C-1

ANNEX D--FINANCIAL PROJECTIONS..........................................    D-1


                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus, and may not contain all of the information that is important to you. The following discussions and pro forma calculations assume the sale of the Klemp division by Chatwins Group. Historical data has been restated to reflect the classification of Klemp as a discontinued operation. To better understand the merger and to obtain a more complete description of the legal terms of this transaction, you should read this entire document carefully. See also "Where You Can Find More Information" on page 21.


The Reunion Industries Annual Meeting
(see page 24)

   The annual meeting of the Reunion Industries stockholders will be held on December 15, 1999, at 10:00 a.m. local time at the Holiday Inn Select Stamford, Stamford, Connecticut.

   The record date for the Reunion Industries stockholders entitled to receive notice of and to vote at the Reunion Industries annual meeting is the close of business on October 22, 1999. On that date, there were 3,940,100 shares of Reunion Industries common stock outstanding.

   The purpose of the annual meeting is:

  . to approve the amended and restated merger agreement

  . to elect six directors to the board of directors

  . to take action on any other matters properly brought before the meeting

The Companies

Reunion Industries, Inc.
 One Stamford Landing
 62 Southfield Avenue
 Stamford, Connecticut 06902
 (203) 324-8858

   Reunion Industries manufactures high volume, precision plastic products and provides engineered plastics services through its wholly-owned subsidiary, Oneida Rostone Corp. Oneida Rostone designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, Oneida Rostone designs and builds custom molds at its tool shops to produce component parts for specific customers. Oneida Rostone also compounds and molds thermoset polyester resins. Oneida Rostone's products are primarily sold to original equipment manufacturers.

Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

Chatwins Group, Inc.
 300 Weyman Plaza
 Suite 340
 Pittsburgh, Pennsylvania 15236
 (412) 885-5501

   Chatwins Group designs, manufactures and markets a broad range of fabricated and machined metal industrial parts and products through its five manufacturing divisions:

  . "CP Industries" produces large, seamless pressure vessels for highly pressurized gases

  .  "Hanna" produces industrial hydraulic and pneumatic cylinders

  .  "Alliance" produces industrial cranes and large mill equipment

  .  "Steelcraft" produces cold-rolled steel leaf springs

  .  "Auto-Lok" produces high quality roll formed storage racks

   These products are primarily sold to original equipment manufacturers and end-users in a variety of industries.

The Merger (see page 27)

   The proposed merger involves the following:

  . Chatwins Group will merge with and into Reunion Industries and its independent corporate existence will cease

  . the common stock of Chatwins Group outstanding prior to the merger will be converted into the right to receive a total of 9,500,000 shares of Reunion Industries common stock plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group and two business units being acquired by Reunion Industries, Kingway and NAPTech, achieve specified performance levels in 2000

  . shares of Chatwins Group preferred stock outstanding immediately prior to the merger will be converted into the right to receive new Reunion Industries 10% Series A preferred stock, having an aggregate initial redemption price of $8.9 million assuming the merger occurs on December 31, 1999

  . the Reunion Industries common stock currently held by Chatwins Group will be retired

  . after the merger, the former stockholders of Chatwins Group will own approximately 79.2% of Reunion Industries common stock

   Reunion Industries expects to complete the merger in the fourth quarter of 1999. However, Reunion Industries cannot predict the exact timing of the merger because it is subject to a number of conditions.

   If you have any questions about the merger or the annual meeting, please call Richard L. Evans, Secretary, Reunion Industries, at (203) 324-8858.

Reunion Industries' Reasons for the Merger (see page 32)

   The board of directors of Reunion Industries has determined that the merger provides Reunion Industries with the opportunity to combine with Chatwins Group on terms that are fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group. The board believes that the merger will, among other things:

  . strengthen Reunion Industries' financial condition and make additional financing more feasible

  . be accretive to Reunion Industries' earnings on a pro forma and projected basis

  . permit Reunion Industries to broaden its strategic focus

  . increase the net operating loss carryforwards that Reunion Industries will be able to use before they expire

Opinion of Reunion Industries' Financial Advisor (see page 33)

   Reunion Industries' financial advisor with respect to the merger, Legg Mason Wood Walker, Incorporated, has given a written opinion to Reunion Industries' board of directors that, as of July 22, 1999, the consideration to be paid in the merger is fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group. The opinion is subject to the qualifications and limitations referred to in the opinion. The opinion does not cover the acquisitions of Kingway and NAPTech. This opinion is attached to this proxy statement/prospectus as Annex B and Reunion Industries encourages you to read it carefully.

Chatwins Group's Reasons for the Merger (see page 50)

   The board of directors of Chatwins Group has determined that the merger is in the best interests of Chatwins Group. The board believes that the merger will, among other things:

  . make borrowing less expensive and less restrictive

  . provide Chatwins Group stockholders with the liquidity of a publicly-traded stock

  . give Chatwins Group the opportunity to enhance its future earnings by using Reunion Industries' net operating loss carryforwards

   The Chatwins Group's board determined that the terms of the merger by which these benefits will be realized are fair to and in the best interests of Chatwins Group and its stockholders.

Federal Income Tax Consequences (see page 67)

   Reunion Industries expects the merger to qualify as a tax-free reorganization for federal income tax purposes. Therefore, no gain or loss will be recognized by Chatwins Group stockholders or Reunion Industries stockholders in the merger, except to the extent that Chatwins Group stockholders receive cash for fractional share interests. Neither Reunion Industries nor Chatwins Group has requested a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger.

Appraisal Rights (see page 57)

   Under Delaware law:

  . holders of Reunion Industries common stock will not have appraisal rights arising from the merger

  . holders of Chatwins Group common stock and preferred stock who have not consented to the approval of the amended and restated merger agreement have appraisal rights and may demand payment of fair value for their shares, in cash, as determined by a court, in lieu of the Reunion Industries common stock they are entitled to receive in the merger

   Chatwins Group stockholders who desire to exercise their appraisal rights must carefully follow the procedures described in this proxy statement/prospectus.

Merger-Related Transactions

Refinancing Transaction (see page 76)

   Reunion Industries currently anticipates that on or about the effective time of the merger, it will enter into senior secured credit facilities totaling up to $82 million with Bank of America Business Credit. These credit facilities are expected to have the following three components:

  . a $45.0 million revolving credit facility

  . a $27.0 million term loan facility amortizing in 28 quarterly principal payments

  . a $10.0 million capital expenditure term facility amortizing in 20 quarterly principal payments

   These three facilities are expected to have a three-year initial term and automatically renew for additional one-year increments unless either party gives the other notice of termination 60 days prior to the beginning of the next one-year term.

   Reunion Industries will be required to pay closing, commitment and agent fees if it enters into these credit facilities. These credit facilities will be secured by a first priority lien on substantially all of the assets of Reunion Industries which, after the merger, will include the assets of Chatwins Group.

   These credit facilities are contingent upon Reunion Industries securing $35.0 million in subordinated debt from additional lenders. Reunion Industries and Chatwins Group have provided information to and had discussions with several potential lenders for financing to satisfy this condition, but have not yet received any proposals or indications that financing is available on acceptable terms.

   While continuing to pursue these discussions, Reunion Industries and Chatwins Group have also been considering alternatives, including:

  . retiring only a portion of the Chatwins Group 13% senior notes

  . retiring only a portion of the debt assumed in the Kingway and NAPTech acquisitions

  . deferring the Kingway and/or NAPTech acquisitions

   Some of these alternatives would require the consent of or modification of agreements with third parties and/or modification of terms in the merger agreement. Reunion Industries and Chatwins Group have not yet taken any steps to obtain these consents or modifications of agreements.

   There is no assurance that Reunion Industries will be able to complete this refinancing transaction on favorable terms or at all.

Kingway Acquisition (see page 79)

   Reunion Industries entered into a merger agreement dated as of March 30, 1999 providing for the acquisition of Stanwich Acquisition Corp., which does business as Kingway Material Handling

Company. Kingway is expected to be combined with Auto-Lok, the materials handling division of Chatwins Group, after the merger. The Kingway acquisition is conditioned upon completion of the merger.

NAPTech Acquisition (see page 81)

   Reunion Industries entered into a merger agreement dated as of March 30, 1999 providing for the acquisition of NPS Acquisition Corp., which does business as NAPTech Pressure Systems. NAPTech is expected to be combined with the CP Industries division of Chatwins Group after the merger. The NAPTech acquisition is conditioned upon completion of the merger.

Sale of Klemp (see page 76)

   On September 30, 1999, Chatwins Group completed the sale of substantially all of the business and assets of the U.S. domestic operations of its Klemp division to Alabama Metal Industries Corporation for $32,100,000 in cash, subject to post-closing adjustments, and the assumption of liabilities. The cash proceeds from the sale were used to pay down existing indebtedness of Chatwins Group.
                           Sources and Uses of Funds
                             (dollars in thousands)

   Pro forma sources and uses of funds as of June 30, 1999 are set forth below. See "Reunion Industries, Inc. and Subsidiaries Unaudited Pro Forma Consolidated Condensed Financial Statements" beginning on page 84.

Sources
-------
Sale of Klemp                  $ 31,500
New revolving credit facility    33,636
New term loan A                  27,000
New subordinated term loan B     35,000
                               --------
  Total                        $127,136
                               ========

Uses
----
Redemption of Chatwins Group
 13% Senior Notes              $ 53,222
Refinance Chatwins Group Bank
 Debt                            31,417
Refinance Reunion Industries
 Bank Debt                       14,489
Bargo Settlement                  5,000
Acquisitions of Kingway and
 NAPTech                         21,508
Transaction Costs                 1,500
                               --------
  Total                        $127,136
                               ========

Stock Ownership
   The following charts illustrate the stock ownership of Reunion Industries, Chatwins Group, Kingway and NAPTech by the principal officers and directors of Reunion Industries and Chatwins Group prior to the merger and the acquisitions, and the post-merger stock ownership of Reunion Industries.

Pre-Merger Stock Ownership of:

A. Reunion Industries(1)

Bradley
  FLP
 47.4%(2)

Chatwins   Charles E.      John     Other     Richard  Stanwich  Public
 Group    Bradley, Sr.     Poole  Directors    Evans   Financial  52.0%
 36.8%        0.0%          0.0%     4.0%       0.3%   Services
                                                        6.9%(3)

                               Reunion Industries
                                      100%

(1) Percentages do not include currently exercisable options for 154,600 shares of stock. Mr. Bradley, Sr. owns options for 27,600 shares, Mr. Amonett, Mr. Cassidy, Mr. Clerihue, Mr. Myers and Mr. Poole each own options for 15,000 shares and Mr. Evans owns options for 52,000 shares.
(2) The Bradley Family Limited Partnership owns 47.4% of Chatwins Group stock. Charles E. Bradley, Sr. owns 1% of the Bradley Family Limited Partnership as its general partner and 55% as a limited partner. John G. Poole currently has voting rights over the shares of Chatwins Group owned by the Bradley Family Limited Partnership. After the merger, the voting rights will be held instead by Mr. Bradley's son, Kimball J. Bradley.
(3) Stanwich Financial Services Corp. is indirectly owned 42.5% by Charles E. Bradley, Sr., 42.5% by Mr. Bradley's son, Charles E. Bradley, Jr., and 7.5% by John G. Poole.

B. Chatwins Group(1,2)

Kimball   Charles E.   Bradley   Poole    Poole    Joseph    Other     Public
Bradley  Bradley, Sr.    FLP      FLP     Family   Lawyer   Chatwins    17.3%
  8.2%      0.7%        47.4%    15.2%     3.6%     6.2%     Group
                                                           affiliates
                                                              1.4%


                                 Chatwins Group
                                      100%

(1) Chart shows ownership of common stock only. See also note 2 above. Charles
    E. Bradley, Sr. and John G. Poole beneficially own 100% of the Chatwins Group preferred stock, which will be converted at the effective time of the merger into newly issued Reunion Industries Series A Preferred Stock.
(2) Percentages include currently exercisable warrants for 2,675 shares of common stock.

C. Kingway Material Handling Company(1)

 Charles E.      Kimball      Richard
Bradley, Sr.     Bradley       Evans
   42.5%         42.5%         15.0%

Kingway Material Handling
         Company
           100%

(1) Chart shows ownership of common stock only. Stanwich Financial Services owns 100% of the Kingway preferred stock, which will be converted into shares of newly issued Reunion Industries Series B Preferred Stock upon the merger.

D. NAPTech Pressure Systems


             Charles E.
            Bradley, Sr.
                100%
      NAPTech Pressure Systems
                100%


Post-Merger Stock Ownership of Reunion Industries

Common Stock


Charles E.     John                                   Other   Chatwins  Reunion
Bradley, Sr.  Poole &      Other    Joseph  Richard  Chatwins  Group  Industries
 & Family     Family     Directors  Lawyer   Evans    Group    Public   Public
46.5% (1,2)  15.1% (1,3)  1.3% (4)    4.9%    0.1% affiliates   13.7%    17.3%
                                                       1.1%

                               Reunion Industries
                                      100%

(1) Includes shares owned by Stanwich Financial Services in proportion to their respective ownership percentages in Stanwich Financial Services.
(2) Includes stock held by Kimball J. Bradley and the Bradley Family Limited Partnership.
(3) Includes shares owned by Poole Family Limited Partnership and other members of his family.
(4) Shares owned by the post-merger board of directors, excluding Messrs. Charles E. Bradley, Sr., Kimball J. Bradley, John G. Poole and Joseph C. Lawyer.

Preferred Stock


   Series A Preferred                   Series B Preferred Stock
         Stock

Charles E. Bradley, Sr.       Charles E.          John            Third
     and John Poole          Bradley, Sr.        Poole            Party
        100%(1)                & Family         7.5%(2)          7.5%(2)
                               85.0%(2)
   Reunion Industries                      Reunion Industries
          100%                                    100%

(1) Charles E. Bradley, Sr. and John G. Poole will beneficially own 100% of the Reunion Industries Series A Preferred Stock upon conversion of their Chatwins Group preferred stock. The individual ownership percentages will be determined based on a formula which varies depending on time and value received.
(2) Shares of Reunion Industries Series B Preferred Stock owned by Stanwich Financial Services upon conversion of the Kingway preferred stock, in proportion to their respective ownership percentages in Stanwich Financial Services.

Interests of Certain Persons in the Merger (see page 81)

   Some relationships among the directors, officers and stockholders of Reunion Industries and Chatwins Group give rise to conflicts of interest between the parties in the negotiation of the terms and conditions of the merger. Those relationships include the following:

  . Mr. Charles E. Bradley, Sr., a director and the President and Chief Executive Officer of Reunion Industries, is the Chairman and a director of Chatwins Group and a beneficial owner of approximately 48% of the outstanding common stock of Chatwins Group

  . Mr. Poole, a director of Reunion Industries, is a director of Chatwins Group and a beneficial owner of approximately 67% of the outstanding common stock of Chatwins Group

  . Thomas L. Cassidy, a director of Reunion Industries, was a director of Chatwins Group until June 1997 and beneficially owns 100 shares of Chatwins Group common stock, which represents less than 1% of the outstanding shares of Chatwins Group common stock

  . Mr. Bradley, Mr. Poole and Mr. Cassidy are holders of approximately $4.35 million of Chatwins Group's 13% Senior Notes

  . Mr. Bradley and Mr. Poole are beneficial owners of the Chatwins Group preferred stock

   Because of these conflicts of interest, the independent directors of Reunion Industries negotiated and separately considered and approved the amended and restated merger agreement between Reunion Industries and Chatwins Group and the merger.

Aggregate Consideration and Benefits to be received by Related Persons

   As a result of the merger and the acquisitions of Kingway and NAPTech, these individuals will receive aggregate consideration and benefits as follows:

                         Shares of Reunion Industries
                         --------------------------------
                                      Series A  Series B
Name                     Common(1)    Preferred Preferred    Cash   Other benefits
----                     ---------    --------- ---------  -------- --------------
Charles E. Bradley,
 Sr..................... 4,571,698(2)    (3)      2,125(4) $142,500     (5)(6)
Charles E. Bradley,
 Jr.....................        --        --      2,125(4)       --      (5)
Kimball J. Bradley...... 5,285,283(2)     --         --    $ 42,500       --
Richard L. Evans........        --        --         --    $ 15,000       --
John G. Poole........... 1,446,605(7)    (3)        375(4)       --      (5)

-------
(1) Based on 9,500,000 shares to be issued at the effective time.

(2) Including 4,506,827 shares to be received by the Bradley Family Limited Partnership, of which Mr. Bradley, Sr. is the general partner. Mr. Kimball Bradley will have voting control of these shares.

(3) Mr. Bradley, Sr. and Mr. Poole will be beneficial owners of 100% of the Series A preferred stock which will have an aggregate initial redemption price of $8.9 million assuming the merger occurs on December 31, 1999. The individual ownership percentages will be determined based on a formula which varies depending on time and value received.

(4) The Series B preferred stock will be owned by Stanwich Financial Services. The consideration shown is in proportion to the individual's ownership of Stanwich Financial Services. See Note 5.

(5) Repayment of debt to Stanwich Financial Services: $7.6 million by Kingway; and $0.1 million by NAPTech. Stanwich Financial Services is indirectly owned 42.5% by Mr. Bradley, Sr., 42.5% by Mr. Bradley, Jr., and 7.5% by Mr. Poole.

(6) Releases of personal guarantees: $21.5 million of Oneida Rostone debt to The CIT Group/Business Credit, Inc.; $6.2 million of Kingway debt to a third party; and $7.4 million of NAPTech debt to a third party.

(7) Including 1,446,605 shares to be received by the Poole Family Limited Partnership, of which Mr. Poole is the general partner.

Post-Merger Board of Directors (see page 63)

   The amended and restated merger agreement provides that, upon completion of the merger, Reunion Industries will add two directors to its board of directors and Chatwins Group will designate the persons to fill these positions.

Market for Common Stock (see page 101)

   Reunion Industries common stock is listed for quotation on the NASDAQ Small-Cap Market under the symbol "RUNI" and is traded on the Pacific Exchange under the symbol "RUN." Under NASDAQ and Pacific Exchange rules, the merger constitutes a "reverse merger" because of the number of shares to be issued in the merger to Chatwins Group stockholders. As a result, Reunion Industries is required to apply for listing of the common stock to be issued in the merger on the NASDAQ Small-Cap Market and on the Pacific Exchange and it intends to do so. However, at this time, Reunion Industries does not satisfy all of the requirements for listing on the NASDAQ Small-Cap Market on a post-merger, pro forma basis. Reunion Industries intends to seek a waiver of those requirements, but there can be no assurance that the shares of Reunion Industries common stock will continue to be listed for quotation on the NASDAQ Small-Cap Market after the merger. In addition, Reunion Industries is considering filing an application for listing of its shares on the American Stock Exchange.

   The table below reflects the high and low prices of the common stock on the NASDAQ Small-Cap Market for the periods presented. The 1999 periods separately present the high and low prices through February 25, 1999, the last day preceding the announcement that Reunion Industries had entered into negotiations regarding a possible merger with Chatwins Group, and the period after that announcement. The closing price of the common stock as reported by the NASDAQ Small-Cap Market on February 25, 1999, was $3.8125 per share. On March 29, 1999, the day preceding the date the merger agreement was entered into, the closing price of the common stock was $4.875 per share. On July 29, 1999, the day preceding the date the amended and restated merger agreement was entered into, the closing price of the common stock was $3.25 per share. On November 11, 1999, the last trading date prior to the date of this proxy statement/prospectus, the closing price of the common stock was $2.188 per share.

      Period                                                       High   Low
      ------                                                      ------ ------
      February 26 through November 11, 1999...................... $5.250 $2.188
      January 1 through February 25, 1999........................ $4.375 $2.625
      Calendar Year 1998......................................... $7.625 $2.406
      Calendar Year 1997......................................... $5.250 $3.125

   There is no active trading market for Chatwins Group common stock. Assuming that 9,500,000 shares of Reunion Industries common stock are issued in the merger and that 292,887.4 shares of Chatwins Group common stock are outstanding at the time of the merger, which assumes that all outstanding warrants are exercised prior to the merger, each share of Chatwins Group common stock will be converted into 32.4 shares of Reunion Industries common stock in the merger. The equivalent per share value of the Chatwins Group common stock as of October 22, 1999, which is calculated by multiplying 32.4 times the closing market price of Reunion Industries common stock on that date, was $75.95 per share.

Selected Financial Data

   The following tables set forth selected historical consolidated financial data of Reunion Industries and Chatwins Group. Reunion Industries and Chatwins Group derived the consolidated income statement data for the years ended December 31, 1998, 1997 and 1996 from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, whose report on Reunion Industries states that historical cash flows generated by Reunion Industries may not be sufficient to enable it to meet its obligations when they become due, which raises substantial doubt about its ability to continue as a going concern. Reunion Industries and Chatwins Group derived the consolidated balance sheet data as of June 30, 1999 and the consolidated income statements data for the six months then ended from unaudited interim financial statements. All data are reported in thousands, except for per-share data.

 Reunion Industries

   For a more complete discussion of the financial information presented in the table below, including liquidity issues and going concern matters, see "Information About Reunion Industries--Selected Financial Data" and "Reunion Industries, Inc. Financial Statements and Notes."

   Information for 1999 and 1998 includes Juliana Vineyards as a consolidated subsidiary after the September 1998 purchase of its joint venture partner's interest. From October 1994 to September 1998, the agricultural operations were accounted for on the equity method. See "Information About Reunion Industries-- Business--Agricultural Operations." The results of operations and balance sheet information for Quality Molded Plastics and Data Packaging Limited are included for all periods after their acquisitions on November 18, 1996. The results of operations and balance sheet information for the Rostone division of Oneida Rostone are included for all periods subsequent to its acquisition on February 2, 1996. The results of operations and balance sheet information for the Oneida division of Oneida Rostone are included for all periods after its acquisition on September 14, 1995. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 2."

   At March 31, 1999 and June 30, 1999, Oneida Rostone was not in compliance with a financial covenant to maintain a specified level of earnings before interest, taxes, depreciation and amortization each quarter as required in the financing agreements with The CIT Group/Business Credit, Inc. The CIT Group has agreed to waive compliance with this covenant for the quarters ended March 31 and June 30, 1999. In connection with the negotiations for a supplemental term loan described in "Information about Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations-- Factors Affecting Future Liquidity," the financial covenants in the loan agreement have been amended to levels that management believes can be met in future periods. However, this debt is expected to be repaid from the proceeds of the refinancing transactions.

                          Six Months           Year Ended December 31,
                             Ended     --------------------------------------------
                         June 30, 1999   1998     1997     1996     1995     1994
                         ------------- --------  -------  -------  -------  -------
Continuing Operations
 Data:
  Operating Revenue.....    $38,327    $ 97,318  $93,378  $60,305  $10,855  $ 1,619
  Loss From Continuing
   Operations(1)........    $  (175)   $(10,440) $  (981) $(2,694) $(3,581) $  (660)
  Income (Loss) Per
   Share--Continuing
   Operations--Diluted..    $ (0.04)   $  (2.69) $ (0.25) $ (0.70) $ (0.93) $ (0.17)
Balance Sheet Data:
  Total Assets..........    $69,436    $ 74,874  $72,059  $75,176  $51,935  $51,639
  Long-term Obligations
   and Redeemable
   Preferred Stock......    $17,682    $ 17,237  $12,654  $15,575  $ 7,947  $ 2,693
  Cash Dividends per
   Common Share.........    $   -0-    $    -0-  $   -0-  $   -0-  $   -0-  $   -0-

--------
(1) Loss from Continuing Operations includes the following items which might affect comparability:

       Six months ended June 30, 1999: a $1.6 million charge for interest and costs related to the company's litigation with Bargo Energy Company and a $3.6 million gain from the settlement of this litigation. See "Information About Reunion Industries--Legal Proceedings;"

       1998: a $9.2 million charge to record entry of the judgment and related costs in the company's litigation with Bargo;

       1997: a $1.0 million charge for writedown of excess equipment and a $0.9 million charge for equity in the write-off of joint venture development costs;

       1996: a $1.3 million charge for equity in the write-off of joint venture development costs;

       1994: a $2.1 million gain on the sale of mineral properties.

 Chatwins Group

   For a more complete discussion of the financial information presented in the table below, see "Information About Chatwins Group--Selected Financial Data of Chatwins Group" and "Chatwins Group, Inc. Financial Statements and Notes."

                         Six Months
                           Ended              Year Ended December 31,
                          June 30,  ----------------------------------------------
                            1999      1998      1997     1996      1995     1994
                         ---------- --------  -------- --------  -------- --------
Earnings Data(1):
  Net Sales.............  $ 61,667  $134,583  $136,419 $103,837  $134,205 $113,189
  Income (Loss) from
   continuing
   operations...........  $     41  $     48  $  2,455 $ (1,240) $  3,062 $    (26)
  Income (Loss) from
   continuing operations
   per common share-
   basic................  $  (0.65) $  (1.54) $   8.23 $  (6.98) $  10.73 $  (1.96)
   per common share-
    diluted(2)..........  $  (0.65) $  (1.54) $   6.83 $  (6.98) $   8.90 $  (1.96)
Balance Sheet Data:
   Total assets.........  $100,186  $108,496  $103,330 $ 95,239  $101,020 $ 90,311
   Total long-term
    debt(3).............  $ 49,959  $ 50,019  $ 50,043 $ 50,066  $ 50,090 $ 50,966
   Cash dividends per
    Common Share........  $    -0-  $    -0-  $    -0- $    -0-  $    -0- $    -0-

--------
(1) Historical data has been restated for the classification of the Klemp division as a discontinued operation. Chatwins Group holds a minority voting interest in Reunion Industries which it accounts for under the equity method. Income from continuing operations is presented excluding Chatwins Group's equity in the results of operations of Reunion Industries. On September 14, 1995, Chatwins Group sold Oneida to Reunion Industries. This transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results through September 14, 1995 and resulting gain on sale of $1.2 million classified within continuing operations.
(2) Includes the dilutive effect of the Chatwins Group warrants.
(3) Excludes borrowings under revolving credit facilities and includes current maturities of the 13% Senior Notes.

                              RECENT DEVELOPMENTS

   Reunion Industries. Reunion Industries' results of operations for the three months and nine months ended September 30, 1999 were as follows (in thousands, except per share amounts):

                                    Three Months Ended    Nine Months Ended
                                       September 30,        September 30,
                                    --------------------  -------------------
                                      1999       1998       1999      1998
                                    ---------  ---------  --------  ---------
Net Sales.......................... $  19,440  $  22,957  $ 57,767  $  74,029
Loss from Continuing Operations.... $     (84) $    (962) $   (259) $ (10,018)
Net Income (Loss).................. $     375  $    (962) $   (170) $ (11,218)
Income (Loss) Per Share--Basic and
 Diluted:
  Continuing Operations............ $   (0.02) $   (0.25) $  (0.07) $   (2.59)
  Net Income (Loss)................ $    0.10  $   (0.25) $  (0.04) $   (2.90)

   There have been no significant changes in trends. Oneida Rostone revenues and operating income were $17.6 million and $0.7 million, respectively, for the three months ended September 1999. Juliana Vineyards revenues and operating income were $1.9 million and $0.3 million, respectively, for the three month period. Corporate expenses were $0.3 million.

   Chatwins Group. Chatwins Group's preliminary results of operations for the three and nine months ended September 30, 1999 were as follows (in thousands, except per share amounts):

                                      Three Months Ended   Nine Months Ended
                                         September 30,       September 30,
                                      -------------------- ------------------
                                        1999       1998      1999      1998
                                      ---------  --------- --------  --------
Net Sales............................ $  26,512  $  35,946 $ 88,125  $ 98,950
Income (Loss) from Continuing
 Operations.......................... $    (117) $     539 $   (125) $   (424)
Net Income (Loss).................... $   2,077  $     243 $  2,421  $ (1,126)
Income (Loss) Per Share--Basic:
  Continuing Operations.............. $   (0.80) $    1.47 $  (1.61) $  (2.64)
  Net Income (Loss).................. $    6.77  $    0.45 $   7.18  $  (5.07)
Income (Loss) Per Share--Diluted:
  Continuing Operations.............. $   (0.80) $    1.45 $  (1.61) $  (2.64)
  Net Income (Loss).................. $    6.77  $    0.44 $   7.18  $  (5.07)

   There were no significant non-seasonal changes in trends during the quarter for the Chatwins Group continuing businesses.

   During the third quarter of 1999, Chatwins Group's management adopted a plan to exit the oil and gas business through the sale of substantially all of the oil and gas assets of its Europa division. Upon adoption of such plan, Chatwins Group classified and began accounting for Europa as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", which requires discontinued operations to be reported separately from continuing operations. Europa had revenues of $27,000 and $81,000 for the three and nine months ended September 30, 1999 and had zero operating income in both periods.

Unaudited Selected Pro Forma Consolidated Condensed Financial Information (see page 84)

   The table below sets forth unaudited selected historical financial data as of and for the year ended December 31, 1998 and the six-month period ended June 30, 1999, and pro forma financial information as of December 31, 1998 and June 30, 1999 for Reunion Industries assuming that the merger, the sale of Klemp, the refinancing transaction and the acquisitions of Kingway and NAPTech had occurred on January 1, 1998.

   The pro forma presentation depends upon the assumptions set forth in the notes to the unaudited pro forma consolidated financial information appearing elsewhere in this proxy statement/prospectus. You should read the information presented in conjunction with the unaudited pro forma consolidated financial information and notes thereto and the financial statements and corresponding notes thereto for Reunion Industries and Chatwins Group contained elsewhere in this proxy statement/prospectus. The pro forma data are not necessarily indicative of the actual or future operating results or financial position that would have occurred or will occur upon consummation of these transactions. All data are reported in thousands, except for per share data.

                                        Six Months Ended        Year Ended
                                          June 30, 1999     December 31, 1998
                                        ------------------  -------------------
                                                 Pro Forma            Pro Forma
                                        Actual   Combined    Actual   Combined
                                        -------  ---------  --------  ---------
Operations Data
Net Sales.............................  $38,327  $109,080   $ 97,318  $255,595
Income (Loss) From Continuing
 Operations...........................  $  (175) $    286   $(10,440) $ (3,796)
Income (Loss) From Continuing
 Operations Available to Common
 Stockholders.........................  $  (175) $   (490)  $(10,440) $ (5,349)
Income (Loss) From Continuing Ops--Per
 Share................................
  Basic...............................  $ (0.04) $  (0.04)  $  (2.69) $  (0.45)
  Diluted.............................  $ (0.04) $  (0.04)  $  (2.69) $  (0.45)
Balance Sheet Data
Total Assets..........................  $69,436  $169,517
Long-Term Indebtedness and Redeemable
 Preferred Stock......................  $17,682  $ 75,112
Cash Dividends Per Common Share.......     0.00  $   0.00

Comparative Per Common Share Data

   The table below sets forth historical and pro forma per share financial information for the year ended December 31, 1998 and the six-month period ended June 30, 1999 for Reunion Industries and Chatwins Group assuming that the merger, the sale of Klemp, the refinancing transaction and the acquisitions of Kingway and NAPTech had occurred on January 1, 1998. The pro forma data are not necessarily indicative of the actual or future operating results or financial position that would have occurred or will occur upon consummation of these transactions.

   The pro forma presentation depends upon the assumptions set forth in the notes to the unaudited pro forma consolidated financial information appearing elsewhere in this proxy statement/prospectus. You should read the information presented in conjunction with such unaudited pro forma consolidated financial information and notes thereto and the financial statements and notes thereto for Reunion Industries and Chatwins Group contained elsewhere in this proxy statement/prospectus.

                                  Six Months Ended                      Year Ended
                                   June 30, 1999                    December 31, 1998
                         ---------------------------------- ----------------------------------
                          Reunion     Chatwins               Reunion     Chatwins
                         Industries     Group     Pro Forma Industries     Group     Pro Forma
                         Historical Historical(1) Combined  Historical Historical(1) Combined
                         ---------- ------------- --------- ---------- ------------- ---------
Income (Loss) Per Share
 From Continuing
 Operations
  Basic.................   $(0.04)     $(0.02)     $ (0.04)   $(2.69)     $(0.04)     $ (0.45)
  Diluted...............   $(0.04)     $(0.02)     $ (0.04)   $(2.69)     $(0.04)     $ (0.45)
Weighted Average Number
 of Common Shares
 (Thousands)
  Basic.................    3,908       9,500       11,958     3,881       9,500       11,931
  Diluted...............    3,908       9,500       11,958     3,881       9,500       11,931
Cash Dividends Per
 Common Share...........   $ 0.00      $ 0.00      $  0.00    $ 0.00      $ 0.00      $  0.00
Book Value Per Common
 Share..................   $ 3.83      $(0.89)     $  0.00

--------
(1) Assuming 9,500,000 shares outstanding to give pro forma effect to the recapitalization of Chatwins Group in connection with the merger.

Voting of Directors, Executive Officers and Affiliate Shares

   Reunion Industries. Under Delaware law, adoption of the amended and restated merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock of Reunion Industries entitled to vote. Directors and executive officers of Reunion Industries, and their respective affiliates, including Chatwins Group, have the power to vote approximately 48.0% of the outstanding Reunion Industries common stock. Reunion Industries believes that these persons will vote for approval of the amended and restated merger agreement.

   Chatwins Group. Under Delaware law, adoption of the amended and restated merger agreement requires the affirmative vote of the holders of at least a majority of the shares of common stock of Chatwins Group entitled to vote. Directors and executive officers of Chatwins Group, and their respective affiliates, have the power to vote approximately 83% of the outstanding Chatwins Group common stock. On November 4, 1999, a majority of the stockholders of Chatwins Group approved and adopted the amended and restated merger agreement by written consent in accordance with Delaware law. Therefore, the consent of the other Chatwins Group stockholders to the approval of the amended and restated merger agreement is not required and is not being solicited.

The Amended and Restated Merger Agreement (see page A-1)

   The amended and restated merger agreement between Reunion Industries and Chatwins Group, is attached as Annex A. Reunion Industries encourages you to read this document. Reunion Industries has also filed with the Securities and Exchange Commission other related documents as exhibits to its registration statement. Please see the section titled "Where You Can Find More Information" on page 21 for instructions on how to obtain copies of those exhibits.

Conditions to Consummation of the Merger (see page 54)

   Reunion Industries and Chatwins Group will complete the merger only if a number of conditions are satisfied or waived, including the following:

  . approval of the amended and restated merger agreement by the stockholders of Reunion Industries and Chatwins Group, a condition which has been satisfied with respect to Chatwins Group stockholders

  . no more than 5.0% of the holders of Chatwins Group common stock exercise their appraisal rights

  . receipt of a fairness opinion by the board of Reunion Industries, a condition which has been satisfied

  . the listing of the Reunion Industries common stock issued in the merger on the NASDAQ Small-Cap Market and the Pacific Exchange

  . there having occurred no material adverse change in the business, financial condition or results of operations of Reunion Industries or Chatwins Group

  . Chatwins Group having caused all of its outstanding warrants either to be converted into common stock or to be terminated

  . Reunion Industries having obtained financing sufficient to retire $50 million of outstanding senior notes of Chatwins Group and to provide adequate working capital after the merger

  . the sale of the domestic operations of the Klemp division of Chatwins
    Group

   Reunion Industries and Chatwins Group may waive the condition that all of the Chatwins Group senior notes be refinanced and Chatwins Group may waive the condition that the Reunion Industries common stock issued in the merger be listed in the NASDAQ Small-Cap Market.

   By the terms of the amended and restated merger agreement, the merger is not conditioned upon the acquisitions of Kingway and NAPTech.

Termination (see page 55)

   The amended and restated merger agreement may be terminated in the following circumstances:

  . by mutual consent of Reunion Industries and Chatwins Group

  . by Reunion Industries or Chatwins Group at any time if for any reason the merger shall not have been consummated within 120 days after the date of the amended and restated merger agreement and the failure to consummate the merger is not caused by a breach of the amended and restated merger agreement by the terminating party

  . by Reunion Industries if there has been a misrepresentation or breach on the part of Chatwins Group in its representations, warranties and covenants which has not been cured or waived

  . by Chatwins Group if there has been a misrepresentation or breach on the part of Reunion Industries in its representations, warranties and covenants which has not been cured or waived

  . by either party if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued a nonappealable order restricting, preventing or otherwise prohibiting the merger

Amendment or Extension (see page 55)

   The amended and restated merger agreement provides that Reunion Industries and Chatwins Group may, by mutual agreement, amend, modify, supplement, extend or abandon the agreement at any time prior to the effective time of the merger, even following stockholder approval. The merger agreement permits the boards of directors of Reunion Industries and Chatwins Group to amend the merger agreement after stockholder approval if the amendment does not do any of the following:

  . alter or change the amount or kind of merger consideration received

  . alter or change any term of the certificate of incorporation of Reunion
    Industries

  . alter or change any of the terms and conditions of the agreement in a way that would adversely affect the holders of any class or series of securities held by stockholders

   Reunion Industries will recirculate a revised proxy statement/prospectus and resolicit proxies for approval of the merger if any material terms of the merger agreement are amended or waived prior to stockholder approval of the merger agreement.

Accounting Treatment (see page 70)

   Reunion Industries will account for the merger as a purchase under APB Opinion No. 16, "Business Combinations." Chatwins Group will be the acquirer for purposes of applying purchase accounting to the merger. Therefore, Chatwins Group's assets and liabilities will continue to be carried at their historical book values after the merger, and 63.2% of Reunion Industries' assets and liabilities, representing the percentage of Reunion Industries common stock not currently owned by Chatwins Group, will be revalued at the time of the merger. The excess of the "purchase price" of the merger over the fair value of 63.2% of Reunion Industries' assets and liabilities will be designated as goodwill to be amortized by Reunion Industries over fifteen years.

Shares Eligible for Future Sale (see page 71)

   The shares of Reunion Industries common stock that stockholders of Chatwins Group who are not affiliates of Chatwins Group receive in the merger will be registered under the Securities Act of 1933 and may be freely traded in the market without restriction, subject to the transfer restrictions in the Reunion Industries certificate of incorporation. Approximately 17.3% of Chatwins Group common stock is held by persons who were not affiliates of Chatwins Group at the time the amended and restated merger agreement was submitted to Chatwins Group stockholders for approval. These stockholders will own approximately 13.7% of Reunion Industries common stock after the merger assuming that none of them exercises appraisal rights with respect to their shares.

   Chatwins Group stockholders who, at the time the amended and restated merger agreement was submitted to Chatwins Group stockholders for approval, were affiliates of Chatwins Group, will receive "restricted stock" in the merger, as defined in Rule 144 under the Securities Act of 1933. Under Rule 144, the Chatwins Group affiliates effectively cannot sell the restricted stock they receive in the merger in the market for a period of one year after the merger unless the shares are registered under the Securities Act of 1933. After one year, Rule 144 limits for a period of at least one more year the number of shares that the former Chatwins Group affiliates can sell during any three-month period. Reunion Industries presently intends to file a registration statement with the Securities and Exchange Commission after the merger to register the shares of Reunion Industries common stock that affiliates of Chatwins Group will receive in the merger. Assuming that all of the contingent shares are issued and that none of the Chatwins Group stockholders exercises their appraisal rights, the number of shares that will be covered by such registration statement will be approximately 8,270,000. If the registration statement is declared effective by the Securities and Exchange Commission, the Chatwins Group affiliates will be able to sell the Reunion Industries common stock they receive in the merger without any timing or volume restrictions that would otherwise apply to them under Rule 144.

Exemption of Merger from and Extension of Transfer Restrictions; Preservation of Tax Benefits (see page 68)

   Under the Internal Revenue Code of 1986, as currently in effect, net operating loss carryforwards for federal tax purposes offset taxable income in future years and generally eliminate income taxes otherwise payable on such taxable income. As of December 31, 1998, Reunion Industries' net operating loss carryforwards were approximately $258.1 million.

   Reunion Industries has established restrictions on the transfer of its shares because, if there is an ownership change, Reunion Industries might not be able to use all of its net operating loss carryforwards. The board of directors has exempted the issuance of shares in the merger from the transfer restrictions because it has concluded that the merger will not result in an adverse ownership change. To protect against future adverse changes, the board of directors has also extended the transfer restrictions generally until at least the day after the third anniversary of the date of the merger.

                                  RISK FACTORS

   In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in connection with the merger. Management believes that the risks and uncertainties described below comprise all of the material risks and uncertainties facing Reunion Industries and Chatwins Group. However, additional risks and uncertainties may also harm our business operations.

Reunion Industries' viability as a going concern is in doubt if the merger does not occur.

   Reunion Industries' independent accountants' report included in our December 31, 1998 financial statements contains a statement that historical cash flows generated by Reunion Industries may not be sufficient to enable it to meet its obligations when they become due, which raises substantial doubt about its ability to continue as a going concern. This opinion results from the fact that at the time the financial statements were issued, Reunion Industries did not have sufficient liquidity to meet its projected cash obligations for the next 12 months. The projected cash obligations were comprised of the following:

  . Normal recurring corporate expenses, including salaries and benefits, professional fees and other public company costs of approximately $1.5 million

  . California tax assessment settlement of $0.9 million

  . Bargo litigation settlement of $8.4 million accrued at December 31, 1998 and $5.0 million accrued at June 30, 1999

  . A significant portion of the $1.5 million accrued for environmental remediation of the Louisiana properties

   Reunion Industries believes that, without additional financing, Reunion Industries will not have sufficient liquidity to meet its cash obligations as they become due over the next 12 months. See "Information About Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

The merger may not be completed, and therefore the continued viability of Reunion Industries may be in doubt even if Reunion Industries stockholders approve the amended and restated merger agreement.

   Even if the Reunion Industries stockholders approve the amended and restated merger agreement, the merger is still subject to a number of conditions. Since neither Reunion Industries nor Chatwins Group can assure you that these conditions will be satisfied or waived, the merger may not occur or may be delayed, and therefore Reunion Industries and Chatwins Group may lose some or all of the intended benefits of the merger and the continued viability of Reunion Industries may be in doubt.

Reunion Industries' post-merger increased debt obligations may adversely affect its ability to do business.

   Reunion Industries' indebtedness at June 30, 1999 totaled $33.5 million, including $5.0 million for the Bargo litigation settlement accrued at June 30 and funded July 15. Reunion Industries' pro forma indebtedness at June 30, 1999 is $88.4 million assuming the merger and $109.9 million also assuming the Kingway and NAPTech acquisitions. As a result of the increase in debt, significant demands on Reunion Industries' cash resources will continue after the merger, which could have important effects on your investment in Reunion Industries common stock. Reunion Industries' increased levels of indebtedness, for example:

  . will require Reunion Industries to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the amount of its cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes

  . may limit Reunion Industries' flexibility in planning for, or reacting to, changes in its industry including the pursuit of its growth strategy

  . will place Reunion Industries at a competitive disadvantage compared to its competitors that have fewer debts and significantly greater operating and financing flexibility than Reunion Industries does

  . will limit, along with the financial and other restrictive covenants applicable to Reunion Industries' indebtedness, among other things, its ability to borrow additional funds even when necessary to maintain adequate liquidity

  . will result in an event of default upon a failure to comply with these covenants which, if not cured or waived, could have a material adverse effect on Reunion Industries' business, financial condition or results of operations

  . will increase Reunion Industries' vulnerability to general adverse economic and industry conditions

   If Reunion Industries is unable to service its indebtedness and fund its business, Reunion Industries will be forced to adopt an alternative strategy that may include any or all of the following:

  . reducing or delaying necessary capital expenditures

  . seeking additional debt financing or equity capital

  . selling assets

  . restructuring or refinancing its indebtedness

   Reunion Industries cannot assure you that any of these alternative strategies could be implemented on satisfactory terms or at all.

Issuance of stock will dilute Reunion Industries' current stockholders' interest.

   The issuance of common stock and preferred stock in the merger will have the effect, among other things, of:

  . diluting the common stock interest of the current stockholders of Reunion
    Industries other than Chatwins Group from approximately 63.2% to approximately 20.8%

  . subjecting the rights of the holders of Reunion Industries common stock to the prior rights of the Reunion Industries preferred stock to be issued in the merger and in the acquisition of Kingway

  . reducing the aggregate voting power of Reunion Industries' current stockholders other than Chatwins Group

  . reducing the interests in the assets of Reunion Industries in the event of liquidation of Reunion Industries' current stockholders other than Chatwins Group

  . preventing or discouraging an attempt by another person or entity to acquire control of Reunion Industries following effectiveness of the merger without the approval of its board of directors

Reunion Industries common stock may not be listed on the NASDAQ Small-Cap Market after the merger and, as a result, Reunion Industries common stock may be less liquid.

   NASDAQ has notified Reunion Industries that, based on the pro forma financial information in this proxy statement/prospectus, the current market price for Reunion Industries common stock and other information submitted by Reunion Industries, Reunion Industries will not satisfy the following requirements for listing on the NASDAQ Small-Cap Market after the merger:

  .  satisfy any one of the following:

     . net tangible assets of at least $4 million

     . market capitalization of at least $50 million

     . net income in latest fiscal year or two of the last three fiscal years of at least $750,000

  .  minimum bid price for Reunion Industries common stock of at least $4.00

   Reunion Industries has asked NASDAQ to waive these listing requirements.

   Under the amended and restated merger agreement, it is a condition of Chatwins Group's obligation to complete the merger that the Reunion Industries common stock issued in the merger be listed on the NASDAQ Small Cap Market. Chatwins Group can waive this condition. In the event NASDAQ does not waive its listing requirements and Chatwins Group waives the listing condition, you may not be able to sell your Reunion Industries common stock as quickly and efficiently as you could before the merger. Reunion Industries expects its common stock to continue to be listed on the Pacific Exchange, but the Pacific Exchange has not historically been an active trading market for Reunion Industries' common stock.

The relationship between Reunion Industries and Chatwins Group poses conflicts of interest in the negotiation and approval of the amended and restated merger agreement.

   Family, stock ownership and business relationships among the directors, officers and stockholders of Reunion Industries and Chatwins Group inherently created conflicts of interest in the negotiation of the terms and conditions of the merger.

   These directors, officers and stockholders will benefit directly from the merger and could be more likely to vote to approve the amended and restated merger agreement than if they did not have these conflicts of interest. You should consider whether these conflicts of interest may have influenced these directors, officers and stockholders to support or recommend the merger. See "Interests of Certain Persons in the Merger."

Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and their respective families will control Reunion Industries after the merger, thereby reducing the ability of independent stockholders to impact the election of directors and other corporate governance and fundamental transaction decisions affecting the company.

   As a result of the Reunion Industries common stock they will receive in the merger, Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and their respective families will beneficially own approximately 61.6% of the shares of Reunion Industries common stock outstanding. As a result, they will control the election of directors and the appointment of officers of Reunion Industries, and will thus have the ability to control the business strategy of Reunion Industries. They will also have the ability to approve important corporate matters, such as amendments to the certificate of incorporation and bylaws, mergers, business acquisitions, dispositions and share issuances, without the approval of our other stockholders. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management."

The merger could make a takeover or sale of the company, which might provide Reunion Industries' independent stockholders with substantial economic benefits, less likely.

   After the merger, Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and members of their respective families will control Reunion Industries. This ownership structure may prevent or discourage an attempt by another person or entity to acquire control of Reunion Industries and may make it more difficult for a third party to purchase the company or to effect a merger or similar transaction with it, even if a third-party merger, sale or similar transaction is favored by a majority of the independent stockholders. Thus, the merger may have the effect of discouraging or defeating mergers, proxy contests or management changes that the independent stockholders may determine to be in their best interests and may also prevent a party from acquiring an interest large enough to effect a change in management.

Reunion Industries may not be able to use its net operating loss carryforwards as expected.

   If Reunion Industries is not able to use its net operating loss carryforwards as expected, one of the intended benefits of the merger will not be fully realized. Reunion Industries may be unable to use these net operating loss carryforwards if, among other things, Reunion Industries is unable to prevent the occurrence of an "ownership change," as defined in the tax laws. See "The Merger--Reunion Industries' Reasons for the Merger" and "Other Merger-Related Matters--Extension of Transfer Restrictions, Preservation of Tax Benefits."

Chatwins Group stockholders have appraisal rights in the merger which, if exercised, could prevent the merger from occurring or place a strain on our financial resources.

   If any Chatwins Group stockholders exercise their appraisal rights under
Section 262 of the Delaware General Corporation Law and the merger is completed, Reunion Industries will be required to pay cash to those stockholders for their shares of Chatwins Group common stock. The amount and timing of any payment due to the exercise of appraisal rights is not certain, but in any event could place a strain on our financial resources. If more than 5.0% of Chatwins Group common stockholders exercise their appraisal rights, the merger may not occur at all.

The registration for sale or the sale of the Reunion Industries common stock that Chatwins Group affiliates receive in the merger may adversely impact the price of Reunion Industries common stock.

   Reunion Industries presently intends to file a registration statement under the Securities Act after the merger to register the shares of Reunion Industries common stock that affiliates of Chatwins Group will receive in the merger. Assuming that all of the contingent shares are issued and that none of the Chatwins Group stockholders exercises their appraisal rights, the number of shares that will be covered by such registration statement will be approximately 8,270,000. If declared effective, the registration statement will permit the Chatwins Group affiliates to sell those shares without any timing or volume restrictions that would otherwise apply under Rule 144. The sale of substantial amounts of those shares in the public market or even the availability of those shares for future sale could adversely affect the market price of Reunion Industries common stock.

Transaction-related costs are difficult to estimate, may be higher than expected and may harm the financial results of the combined companies.

   If the total cost of the transactions exceeds estimates, then the financial results of the combined company could be adversely affected. Reunion Industries estimates that it, along with Chatwins Group, will incur aggregate direct expenses related to the merger, the sale of Klemp, the acquisitions of Kingway and NAPTech and the refinancing transactions totaling approximately $3.7 million. These expenses and charges are difficult to estimate because the fees associated with the various transactions are not capped and accrue over time. The longer the transactions take to complete, the greater the probability that our expenses will exceed the above estimates.

Failure to comply with the numerous environmental regulations to which Reunion Industries and Chatwins Group are subject could have a material adverse effect on our financial condition.

   Reunion Industries' and Chatwins Group's operations involve and, after the merger, will continue to involve, the handling and use of substances that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their discharge and disposal. The violation of these laws could have a material adverse effect on our business, financial condition, results of operations or prospects.

   Some environmental laws provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous materials. These laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials also may be liable for the costs of investigation, removal or remediation of such materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by them.

   Because we own and operate a number of facilities, and because we arrange for the disposal of hazardous materials at many disposal sites, we may incur costs for investigation, removal and remediation, as well as capital costs associated with compliance with environmental laws and regulations. Changes in environmental laws and regulations or unexpected investigations and clean-up costs could have a material adverse effect on our business, financial condition or results of operations.

   We cannot assure you of any of the following:

    . that additional environmental or remediation obligations will not be incurred in the future

    . that existing or future environmental liabilities could not have a material adverse effect on our business, financial condition, results of operations or prospects, or on our ability to make payments on our indebtedness when due

    . that currently unknown matters, new laws and regulations or stricter interpretations of existing laws or regulations will not have a material adverse effect on our business, financial condition, results of operation or prospects or on our ability to make payments on our indebtedness

See "Information about Reunion Industries--Business--Environmental Regulation" and "Information about Chatwins Group--Business--Environmental."

Reunion Industries and Chatwins Group potentially have exposure to the Year 2000 problem.

   Reunion Industries and Chatwins Group utilize electronic technology which includes computer hardware and software systems that process information and perform calculations that are date- and time-dependent. The coming of the year 2000, the so-called Year 2000 problem, poses pervasive and complex problems. Virtually every computer operation, including manufacturing equipment and other non-information systems equipment, unless it is Year 2000 compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the recognition by some electronic technology of "00" as the year 1900 rather than 2000. We may not only be negatively affected by the failure of our own systems to be Year 2000 compliant, but may also be negatively affected by the Year 2000 non-compliance of our vendors, customers, lenders and any other party with which we transact business.

   Our failure or the failure of any party with which we conduct business to be Year 2000 compliant in a timely manner could have a material adverse impact on our operations. If our systems or the systems of our significant vendors, customers, lenders and other outside parties with which we transact business were to fail because they were not Year 2000 compliant, we would incur significant costs and inefficiencies. Due to general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third parties, we cannot be sure that we will be able to resolve problems associated with the Year 2000 issue in a timely and cost effective manner. Our inability to do so may adversely affect our operations and business, or expose us to third-party liability.

   See "Information About Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Computer Compliance" and "Information About Chatwins Group--Management's Discussion and Analysis of Financial Condition and Results of Operations of Chatwins Group-- The Year 2000."

Where You Can Find More Information

   Reunion Industries and Chatwins Group file annual, quarterly and special reports, proxy statements and other information with the SEC. Chatwins Group also files annual, quarterly and special reports with the SEC. You may read and copy any reports, statements or other information Reunion Industries and Chatwins Group file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

   Reunion Industries' registration statement on Form S-4, of which this proxy statement/prospectus is a part, had previously registered under the Securities Act 9,000,000 shares of the Reunion Industries common stock to be issued to the Chatwins Group stockholders in the merger. This proxy statement/prospectus relates only to the up to 1,800,000 shares of Reunion Industries common stock that will be issued to non-affiliates of Chatwins Group in the merger. Reunion Industries intends to terminate the Form S-4 with respect to the balance of the shares. This proxy statement/prospectus constitutes a prospectus of Reunion Industries, as well as being a proxy statement of Reunion Industries for its annual meeting of stockholders.

   As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in this registration statement or the earlier-filed registration statement or the exhibits to this registration statement or the earlier-filed registration statement.

   Reunion Industries has supplied all information contained in this proxy statement/prospectus relating to Reunion Industries and Chatwins Group has supplied all such information relating to Chatwins Group.

   You should rely only on the information contained in this proxy statement/prospectus. Neither Reunion Industries nor Chatwins Group has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 12, 1999.

State Securities Law Filings

   Reunion Industries has filed or expects to file registration statements relating to the common stock to be issued in the merger with the appropriate state administrative agencies in Connecticut, Maryland and New Jersey.

           Cautionary Statement Regarding Forward-Looking Statements

   This proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Reunion Industries' and Chatwins Group's financial condition, results of operations and businesses, the merger and related transactions. These statements include:

  . statements regarding the impact of the merger on Reunion Industries, with or without the sale of Klemp by Chatwins Group and the refinancing transaction having been consummated

  . forecasts, projections and descriptions of anticipated benefits of the merger

  . statements regarding the markets for the products and services, anticipated capital expenditures, regulatory or legal developments and competition

  . statements regarding projected growth and penetrations of new markets, mergers and joint ventures, financings and/or refinancings, and transactions with affiliates

  . statements regarding the effects of the Year 2000 problem on electronic technology on which Reunion Industries and Chatwins Group are directly or indirectly dependent

  . any statements preceded by, followed by or that include the words
    "believes," "expects," "anticipates," "intends," or similar expressions

  . other statements contained in this proxy statement/prospectus regarding matters that are not historical facts

   These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include, without limitation, the "Risk Factors" beginning on page 15, domestic and international economic conditions which affect the volume and pricing of sales of business and consumer goods, the cost and availability of materials, labor and other goods and services used in the operations of Reunion Industries and Chatwins Group, the availability of credit on reasonable terms, and the cost of interest on Reunion Industries' and Chatwins Group's debt. All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements. These statements speak only as of the date of this proxy statement/prospectus and neither Reunion Industries nor Chatwins Group undertakes any obligation to update any forward-looking statement to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to Reunion Industries or Chatwins Group or persons acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                     THE REUNION INDUSTRIES ANNUAL MEETING

Date, Time and Place of the Annual Meeting

   Reunion Industries will hold its annual meeting at 10:00 a.m., local time, on December 15, 1999, at the Holiday Inn Select Stamford, 700 Main Street, Stamford, Connecticut. Reunion Industries is furnishing its stockholders with a copy of this proxy statement/prospectus and a proxy card so that they can vote their shares if they do not attend the annual meeting.

Matters to be Considered at the Annual Meeting

   At the annual meeting, Reunion Industries stockholders will:

  1. Consider and act upon a proposal to approve the amended and restated merger agreement dated as of July 28, 1999 between Reunion Industries and Chatwins Group, which provides, among other things, for the following:
    .    Chatwins Group to merge into Reunion Industries
    . the conversion of the common stock of Chatwins Group outstanding immediately prior to the merger into the right to receive an aggregate of 9,500,000 shares of Reunion Industries' common stock, plus up to an additional 500,000 shares of Reunion Industries common stock if Chatwins Group, Kingway and NAPTech achieve specified performance levels in 2000, plus cash in lieu of the issuance of fractional shares
    . the conversion of the outstanding preferred stock of Chatwins Group into preferred stock of Reunion Industries

  2. Elect six directors to the board of directors of Reunion Industries; and

  3. Transact such other business as may properly come before the meeting or any adjournment thereof.

Voting at the Annual Meeting; Record Date; Quorum

   The board of directors has fixed the close of business on October 22, 1999, as the record date for the determination of stockholders of Reunion Industries entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof. Only holders of record on the record date will be entitled to vote at the annual meeting. As of October 22, 1999, Reunion Industries had 3,940,100 shares of common stock outstanding. In connection with the annual meeting please note the following:

  . each stockholder of record on October 22, 1999 is entitled to cast one vote per share

  . stockholders do not have cumulative voting rights in the election of directors

  . stockholders may vote their shares at the annual meeting either in person or by proxy

  . the presence, in person or by proxy, of the holders of a majority of our outstanding common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting. If a quorum is not present or represented at the annual meeting, the stockholders entitled to vote who are present in person or by proxy, may, by majority vote, adjourn the annual meeting from time to time until a quorum is present or represented

  . the amended and restated merger agreement must be adopted by the affirmative vote of the holders of a majority of the shares of Reunion Industries common stock entitled to vote

  . directors will be elected by a plurality of the votes cast at the meeting at which a quorum is present

  . management believes that all of the shares of common stock held by directors and executive officers of Reunion Industries and their affiliates, including Chatwins Group, aggregating 1,889,990 shares as of the record date, or approximately 48.0% of the issued and outstanding Reunion Industries common stock, will be voted in favor of the amended and restated merger agreement and the election of each of the nominees for the board of directors named in this proxy statement/prospectus

Proxies

   Who is Soliciting Proxies? Reunion Industries is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies by and on behalf of the Reunion Industries board of directors for use at the annual meeting.

   How will the Proxies be Voted? Proxies in the form enclosed, which are properly executed and returned and not subsequently revoked, will be voted at the annual meeting. These proxies will be voted in accordance with the directions specified on the proxies. If no directions are indicated on a properly executed proxy, such proxy will be voted for approval of the amended and restated merger agreement and for the election of the nominees for director named in this proxy statement/prospectus.

   If any other matters are properly presented at the annual meeting for consideration, the persons named in the enclosed forms of proxy will have discretion to vote on such matters in accordance with their best judgment. However, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of giving management additional time to solicit votes to approve such proposal.

   How do I Revoke My Proxy? The grant of a proxy on the enclosed form does not preclude a Reunion Industries stockholder from attending the annual meeting and voting in person. Reunion Industries' stockholders may revoke a proxy at any time before it is voted by:

  . delivering a written notice of revocation bearing a later date than the proxy before the vote is taken at the annual meeting

  . duly executing a later-dated proxy relating to the same shares of common stock and delivering it as indicated below before the vote is taken at the annual meeting

  . attending the annual meeting and voting in person

   Attendance at the annual meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be delivered to Reunion Industries, Inc., 62 Southfield Avenue, One Stamford Landing, Stamford, CT 06902, Attention: Richard L. Evans, Secretary, before the vote is taken at the annual meeting.

   Who is Paying for the Solicitation? Reunion Industries will bear all expenses of our solicitation of proxies for the annual meeting. In addition to solicitation by use of the mails, proxies may be solicited from stockholders by our directors, officers and employees. Solicitation may take place in person or by telephone, facsimile or other means of communication. Reunion Industries' directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses they incur in connection with any solicitation. Additionally, Reunion Industries has retained the services of Morrow & Co., a professional soliciting organization, to assist in soliciting proxies from brokerage houses, custodians, nominees and fiduciaries. Management anticipates the fees and expenses of that firm's services to be between $5,000 and $10,000.

   How are Broker Non-votes and Abstentions Treated? Brokers who hold shares in street name for customers who are the beneficial owners of those shares are permitted to vote their customers' shares on certain routine matters, such as the uncontested election of directors, even if they do not receive specific voting instructions from such customers. However, brokers are prohibited from giving a proxy to vote their customers' shares with respect to certain non-routine matters, such as approval of the amended and restated merger agreement, in the absence of specific instructions from such customers. Proxies which are voted by a broker with respect to a routine matter but which are not voted on a non-routine matter at the same meeting are known as broker non-votes with respect to the non-routine matter. Broker non-votes and abstentions will be tabulated separately and will be counted as present at the meeting for purposes of determining whether a quorum is present at the annual meeting. Because the agreement requires the approval of the holders of at least a majority of the outstanding shares of Reunion Industries common stock, broker non-votes and abstentions will have the effect of votes against the agreement. Broker non-votes and abstentions will have no effect on the election of directors.

                                  PROPOSAL 1:
                                   THE MERGER

   At the annual meeting, Reunion Industries' stockholders will be asked to approve the amended and restated merger agreement, pursuant to which Chatwins Group will merge with and into Reunion Industries. The amended and restated merger agreement has been unanimously approved by each of Reunion Industries' and Chatwins Group's board of directors. The amended and restated merger agreement is attached as Annex A to this proxy statement/prospectus.

Background of the Merger

   Over the past several years, Reunion Industries has been engaged in a process of implementing a change in its strategic focus from oil and gas to manufacturing operations. Reunion Industries accomplished this through several acquisitions which eventually became the basis of Oneida Rostone, a wholly-owned subsidiary of Reunion Industries. While Oneida Rostone's operations were profitable and generated cash flow for Reunion Industries, Oneida Rostone's financial arrangements, particularly Oneida Rostone's credit facility with The CIT Group/Business Credit, Inc., restricted Reunion Industries' ability to take advantage of this cash flow. Reunion Industries also has sizable net operating loss carryforwards from its reorganization and its oil and gas operations. This merger continues the implementation of Reunion Industries' new strategic focus. This focus includes, but is not necessarily limited to, increasing Reunion Industries' manufacturing assets and revenues through strategic acquisitions and de-emphasizing its non-manufacturing operations, possibly through asset sales at prices which management believes represent the fair value of those assets.

   In June 1995, Chatwins Group acquired 1,450,000 shares of Reunion Industries' common stock which at that time represented approximately 38% of the outstanding Reunion Industries common stock. When it first invested in Reunion Industries, Chatwins Group declared its intention to strongly influence the management and affairs of Reunion Industries and that it might consider a merger of itself into Reunion Industries after June 1998 if the transfer restrictions put into place by Reunion Industries to preserve its net operating loss carryforwards would then permit it.

   In May 1997, the board of directors of Reunion Industries began to explore whether there was an opportunity after June 1998 for Reunion Industries to effect a series of transactions that would strengthen its financial condition, allow a refinancing of its existing indebtedness and broaden its strategic focus, without jeopardizing its ability to use its net operating loss carryforwards. A principal focus of this exploration was a possible combination of Chatwins Group and Reunion Industries. Such a combination would allow Reunion Industries to take advantage of the greater size and financial resources of Chatwins Group, refinance certain existing debt, diversify into other industries and simplify its capital structure without jeopardizing its ability to utilize its net operating loss carryforwards.

   Specifically, a combination with Chatwins Group would expand Reunion Industries' business lines to include the production of large, seamless pressure vessels, hydraulic and pneumatic cylinders, industrial cranes, cold-rolled steel leaf springs and high-quality roll formed storage racks. Management believes that diversifying from Reunion Industries' existing business lines will strengthen its overall financial position by providing it with additional sources of revenue which will make Reunion Industries less susceptible to cyclical downturns in any one particular industry, or the economy as a whole, and minimize the impact of the loss of any one particular client.

   In June 1997, Reunion Industries hired Legg Mason Wood Walker, Incorporated to serve as a financial advisor in connection with its consideration of a merger with Chatwins Group.

   In November 1997, Legg Mason reported to the board on its initial valuations of Reunion Industries and Chatwins Group. The board of directors judged these relative valuations to be in ranges that made it feasible to

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

consider a tax-free transaction in which Reunion Industries and Chatwins Group would merge, with Reunion Industries being the surviving company. The board of directors authorized management to begin preparing a proposal for such a transaction.

   Thereafter management began preparing such a proposal. On May 19, 1998 the board met to consider the proposal. It heard a presentation from Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary, an updated analysis from Legg Mason and a presentation from Charles E. Bradley, Sr. and John G. Poole, directors and principal stockholders of Chatwins Group, regarding the terms of the proposed transaction. Because Mr. Bradley and Mr. Poole are also directors of Reunion Industries, and Mr. Bradley is also President and Chief Executive Officer of Reunion Industries, Messrs. Thomas N. Amonett, Thomas L. Cassidy, W.R. Clerihue and Franklin Myers, the directors who did not also serve on the Chatwins Group board, met separately with Legg Mason, Reunion Industries' counsel and Mr. Bradley and Mr. Poole on behalf of Chatwins Group to develop the proposal. These directors proposed to Mr. Bradley and Mr. Poole a plan of merger that would involve the issuance of 8,500,000 shares of Reunion Industries common stock to Chatwins Group stockholders based on the relative valuation of the two companies which was supported, in part, by the presentation by Legg Mason. The currently outstanding preferred stock of Chatwins Group would be converted into Reunion Industries notes for a principal amount equal to their then-current redemption value. Mr. Bradley and Mr. Poole asserted that 9,000,000 shares would be the minimum acceptable consideration. Mr. Bradley and Mr. Poole then informed Reunion Industries of Chatwin Group's discussions with respect to the possible acquisition of Kingway, and their expectation that the Kingway acquisition would increase the value of Chatwins Group.

   The independent directors then reported to the full board of directors that they believed it was appropriate to issue 9,000,000 shares of Reunion Industries' common stock if Chatwins Group concluded the Kingway acquisition prior to the merger for an amount not in excess of the present owners' cost to acquire Kingway, including fees and expenses, plus interest or dividends on these amounts. Mr. Charles E. Bradley, Sr., Mr. Kimball J. Bradley and Mr. Evans are the owners of Kingway. The full board of directors adopted this recommendation, subject to receiving an opinion from Legg Mason that the payment of such consideration by Reunion Industries was fair from a financial point of view to Reunion Industries and its stockholders, other than Chatwins Group, and subject to the negotiation of a definitive merger agreement.

   Following this meeting, counsel to Chatwins Group advised that, based on its review of the terms of Chatwins Group's credit facilities, it did not believe that Chatwins Group could agree definitively to an acquisition of Kingway prior to refinancing its existing indebtedness, and thus the acquisition of Kingway could not be assured. Mr. Bradley, on behalf of Chatwins Group, and Mr. Evans, on behalf of Reunion Industries, then discussed setting alternative terms of the merger, and agreed to bring to their respective boards a proposal that contemplated the issuance of 9,000,000 shares of Reunion Industries' common stock to Chatwins Group stockholders, assuming that Chatwins Group consummated, or had the unconditional right to consummate the Kingway acquisition at or prior to the merger, or 8,500,000 shares if the acquisition of Kingway was not accomplished, or such unconditional right to consummate the acquisition not secured, prior to the merger.

   Reunion Industries' board of directors met by telephone on June 1, 1998 to consider the revised proposal and a definitive merger agreement detailing it. The board of directors heard further presentations from Legg Mason with respect to the proposed transactions. Messrs. Amonett, Cassidy, Clerihue and Myers discussed the transaction and, voting separately, unanimously resolved that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of the stockholders of Reunion Industries and approved the merger agreement and the transactions contemplated by the merger agreement, subject to the receipt of a definitive opinion from Legg Mason to the effect that the consideration to be paid by Reunion Industries in the merger was fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view. A committee of Messrs. Amonett, Cassidy, Clerihue and Myers was appointed to receive and evaluate the definitive opinion of Legg Mason. The full board of directors then considered the proposal, and after further discussion and upon further consideration of the reasons for the merger, concluded that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of the stockholders of Reunion Industries and approved the merger agreement and the transactions contemplated by the merger agreement, subject to receipt of Legg Mason's opinion.

   On June 3, 1998, the committee consisting of Messrs. Amonett, Cassidy, Clerihue and Myers met to receive the definitive Legg Mason opinion. Voting unanimously, these directors concluded that the definitive opinion was satisfactory to support the determination of the board of directors with respect to the amount of consideration to be paid in the merger. At the same time, because of the small Chatwins Group equity interest held by Mr. Cassidy, Messrs. Amonett, Clerihue and Myers voted separately to confirm the earlier conclusions reached on May 19 and June 1, 1998 and earlier that day. Mr. Cassidy did not participate in that vote.

   Reunion Industries and Chatwins Group executed a merger agreement on June 3, 1998. The respective boards of directors of Chatwins Group and Reunion Industries subsequently authorized the amendment of the merger agreement on June 25, 1998, to provide that the Chatwins Group preferred stock would be converted at the effective time of the merger into Reunion Industries preferred stock rather than notes of Reunion Industries. This change was made to reduce the amount of debt on Reunion Industries' post merger balance sheet to improve its ability to remain in compliance with the financial covenants of the anticipated new credit facility. On July 1, 1998, Reunion Industries mailed proxy materials for an annual meeting of stockholders of Reunion Industries to address the contemplated merger and other matters.

   On August 4, 1998, after concluding that negotiations on the financing arrangements which were a condition to the merger were not proceeding as rapidly as expected and were likely to change from those contemplated in the proxy materials circulated in advance of the annual meeting, Reunion Industries determined that action on the merger agreement should be deferred, and the meeting was therefore adjourned to September 1, 1998.

   Two purported class action lawsuits were filed in the Court of Chancery of the State of Delaware against Reunion Industries and its directors and Chatwins Group on July 9, 1998 and July 22, 1998. These lawsuits, which were consolidated and were purportedly filed on behalf of all the public stockholders of Reunion Industries, sought to enjoin the merger and/or obtain damages from the defendants. The lawsuits alleged that the public stockholders of Reunion Industries would be excessively diluted in the merger as compared to the Chatwins Group stockholders and that the defendant directors breached their fiduciary duties in arriving at the exchange ratio in the merger.

   Subsequent to the decision to adjourn the special stockholders meeting to consider the merger, market conditions for Reunion Industries' proposed debt offering became unattractive to Reunion Industries. As a result, on October 20, 1998, Reunion Industries announced that it intended to discontinue pursuit of the debt offering and Reunion Industries and Chatwins Group had agreed to abandon the proposed merger. Subsequently, the purported class action lawsuits that had been filed with respect to the merger were dismissed without prejudice to the plaintiffs to bring an action in the future.

   On January 28, 1999, Reunion Industries' board of directors decided to resume negotiations with Chatwins Group regarding a possible business combination. This decision was made after consulting with Reunion Industries' financial advisor for the proposed high-yield debt offering, which advised, among other things, that market conditions had improved since the fall of 1998 so that a high-yield debt offering on terms acceptable to Reunion Industries was again possible and that a merger of Chatwins Group and Reunion Industries, as well as the acquisition by Reunion Industries of Kingway and NAPTech, would make such an offering more feasible. Mr. Bradley, on behalf of Chatwins Group, Kingway and NAPTech, and the independent directors of Reunion Industries then proceeded to negotiate the terms of the merger and the acquisitions of Kingway and NAPTech, including a reevaluation of the consideration to be paid in the merger as a result of the possible acquisitions of Kingway and NAPTech.

   Reunion Industries decided at this time to acquire Kingway directly due to the expiration of the exclusive right of Chatwins Group to negotiate such an acquisition coupled with Chatwins Group's counsel's previous

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

opinion that the terms of Chatwins Group's credit facilities and outstanding indebtedness would make it difficult for Chatwins Group to acquire Kingway prior to refinancing its existing indebtedness. The acquisition of NAPTech by Chatwins Group, which was a new business opportunity that had developed since the cancellation of the 1998 transaction, was similarly hindered by the terms of Chatwins Group's existing indebtedness and therefore was most likely to be accomplished as a direct acquisition by Reunion Industries.

   On February 26, 1999, Reunion Industries publicly announced that it had resumed discussions with Chatwins Group regarding a possible merger transaction.

   At a meeting of the board of directors of Reunion Industries on March 24, 1999, Mr. Bradley, on behalf of Chatwins Group, Kingway and NAPTech, and Mr. Evans, on behalf of Reunion Industries, reviewed with the board of directors, including Messrs. Amonett, Clerihue and Myers, the terms of the proposed merger with Chatwins Group and the terms for the proposed acquisitions of Kingway and NAPTech. Mr. Evans recommended that the board of directors approve the proposed transactions on the basis that the transactions would make a refinancing transaction more feasible, would be accretive to Reunion Industries' earnings, would enhance the use of Reunion Industries' current net operating loss carryforwards and would provide Reunion Industries with a strategic opportunity to diversify its product lines. At the meeting, Legg Mason also made a detailed presentation regarding the relative values of Reunion Industries, Chatwins Group, Kingway and NAPTech, and an analysis of the financial impact of the merger on Reunion Industries and its stockholders other than Chatwins Group.

   The independent directors of Reunion Industries then met alone with their counsel and with Legg Mason to discuss the proposed merger. Legg Mason then rendered its oral opinion that, subject to the completion of its due diligence, as of March 19, 1999, the consideration to be paid by Reunion Industries in the merger was fair, from a financial point of view, to Reunion Industries and its stockholders other than Chatwins Group. After further discussion of the merger, each director, including each independent director, expressed his support for the proposed merger and the proposed acquisitions of Kingway and NAPTech subject to their further consideration of Legg Mason's analysis and the material legal documents and to the receipt of a written opinion from Legg Mason to the effect that the consideration to be paid by Reunion Industries in the merger is fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group.

   The Reunion Industries board of directors met again on March 30, 1999. At that meeting, Mr. Bradley and Mr. Evans again reviewed with the directors the terms of the proposed merger and indicated that further negotiations had resulted in a revision to the performance targets required for the payment of the contingent shares proposed to be issued in the merger. As discussed at the March 24, 1999 board meeting, the Chatwins Group common stock would have been converted into the right to receive an aggregate of 8,500,000 shares of Reunion Industries common stock plus an additional 0.4 shares for each dollar by which the earnings before interest expense, taxes, depreciation and amortization ("EBITDA") of Chatwins Group in 1999 exceeded Chatwins Group's budgeted EBITDA for 1999, up to 400,000 shares, and an additional 100,000 shares if Chatwins Group's 1999 EBITDA exceeded the budgeted amount by more than $1,000,000. As proposed to be revised at the March 30, 1999 meeting, 200,000 shares would be issued if Chatwins Group achieved its 1999 budgeted EBITDA as defined in the agreement and 0.3 shares would be issued for each dollar by which Chatwins Group exceeded its 1999 budgeted EBITDA up to an additional 300,000 shares. The directors discussed the reasons for and impact of this proposed change with Mr. Bradley, Mr. Evans and with Legg Mason. Legg Mason then delivered its written opinion that the consideration to be paid by Reunion Industries in the merger was fair from a financial point of view to Reunion Industries and its stockholders other than Chatwins Group.

   At the same time, the board of directors approved the Kingway and NAPTech acquisitions and authorized management to pursue the refinancing transaction. The independent directors voted separately with respect to the acquisitions of Kingway and NAPTech.

   In May 1999, Reunion Industries' investment bankers once again informed management that current market conditions made a high-yield debt offering by Reunion Industries under the proposed terms highly

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

unlikely. As a result, Reunion Industries and Chatwins Group began discussions regarding alternate means of consummating the merger and providing adequate financing to redeem Chatwins Group's 13% Senior Notes, acquire Kingway and NAPTech, refinance the two companies' existing indebtedness and to provide adequate liquidity to the post-merger Reunion Industries, including Kingway and NAPTech.

   After consultation with their respective financial advisers, the managements of Reunion Industries and Chatwins Group decided to recommend to their respective boards of directors that they proceed with the transaction under the following terms. First, Chatwins Group would explore the possible sale of its Klemp division. The proceeds of the sale, along with the proceeds from a senior secured loan and subordinated debt, would be used to pay down existing Chatwins Group indebtedness prior to the merger. Second, the merger agreement would be amended to reflect the following:

  . an increase in the merger consideration due to the sale of the Klemp division

  .  an extension of the date by which the merger must be completed

  . a change in or waiver of any other material terms or conditions in the merger agreement deemed necessary by the managements of both Reunion Industries and Chatwins Group

   Finally, Reunion Industries would pursue additional financing in the form of senior secured debt and subordinated debt to refinance all or a part of both companies' pre-merger existing indebtedness and to consummate the acquisitions of Kingway and NAPTech.

   On June 28, 1999, the board of directors of Reunion Industries, including Mr. Bradley and Mr. Poole, met to discuss, among other things, the status of the merger with Chatwins Group. At that meeting, representatives from Legg Mason made an oral report to the board as to the fairness of the proposed transaction from a financial point of view to the stockholders of Reunion Industries, excluding Chatwins Group, taking into consideration the proposed sale of the Klemp division by Chatwins Group. Based on Legg Mason's review of the May 28, 1999 letter of intent for the sale of the Klemp division for approximately $35.0 million and the settlement of the Bargo litigation by Reunion Industries for approximately $5.0 million, Legg Mason expressed an oral opinion that the issuance of up to 9,000,000 shares of Reunion Industries common stock in the merger continued to be fair to the stockholders of Reunion Industries, excluding Chatwins Group, from a financial point of view. This opinion was subject to further analysis and the delivery of Legg Mason's final written opinion.

   Subsequent to the June 28, 1999 meeting, Mr. Bradley, on behalf of Chatwins Group, submitted to Reunion Industries a revised proposal calling for an increase in the merger consideration from 8,500,000 shares of Reunion Industries common stock, plus 500,000 contingent shares if certain performance targets were met, to 10,000,000 shares. The reason advanced for the increase was the anticipated sale of the Klemp division and the positive impact that the sale would have on Chatwins Group's liquidity and debt.

   On July 28, 1999, the board of directors of Reunion Industries, including Mr. Bradley and Mr. Poole, met again to discuss the proposal by Chatwins Group to increase the merger consideration. The board of directors considered the rationale for the increased consideration, including the impact on the value of Chatwins Group from the proposed sale of its Klemp division, the sale price for which had been negotiated to $32.6 million, and the recent financial performance of both Reunion Industries and Chatwins Group. The board of directors also received an updated report from Legg Mason as to the fairness of the transaction at 10,000,000 shares. Legg Mason stated that, based on its review of the terms of the updated proposal by Chatwins Group and its preliminary financial analysis of the pro forma impact of the merger pursuant to those proposed terms, the transaction at a consideration of 10,000,000 shares would be fair to the stockholders of Reunion Industries, excluding Chatwins Group, from a financial point of view. A discussion ensued, initiated by the independent directors, concerning a counter proposal to Chatwins Group of 8,500,000 shares with an adjustment to the performance targets for the contingent shares. After a brief discussion of the merits of the two proposals, including the presentation by Legg Mason as to the fairness of the transaction at 10,000,000 shares, the meeting was adjourned at the request of the directors so that they could further consider the terms.

   On the morning of July 30, 1999, the board of directors of Reunion Industries, excluding Mr. Myers who was unable to attend, met to consider the amended and restated merger agreement, including the proposed increase in the merger consideration to 10,000,000 shares, and the oral opinion by Legg Mason that the transaction at 10,000,000 shares would be fair to the stockholders of Reunion Industries, excluding Chatwins Group, from a financial point of view. At that meeting Mr. Bradley proposed on behalf of Chatwins Group that, although the management of Chatwins Group felt that 10,000,000 shares continued to be fair, Chatwins Group would accept a change in the merger consideration to 9,500,000 shares of Reunion Industries common stock plus 500,000 contingent shares if performance targets were met by the Chatwins divisions including Kingway and NAPTech. Legg Mason again confirmed that this would be fair, from a financial point of view. Because Mr. Myers was not present, the board meeting was adjourned until later in the day when Mr. Myers could be present.

  After the meeting was reconvened, with all directors present, and after further discussion and consideration of the reasons for the merger described below and a review of the fairness opinion issued by Legg Mason, Messrs. Amonett, Clerihue and Myers, as the independent directors of Reunion Industries, concluded that 9,500,000 shares plus the 500,000 contingent shares to be paid by Reunion Industries in the merger is fair to and in the best interests of Reunion Industries and its stockholders. The independent directors then voted unanimously to approve the amended and restated merger agreement and the transactions contemplated by the amended and restated merger agreement, including the merger, and to recommend the agreement to the Reunion Industries stockholders for approval. The full board of directors then considered the proposed merger and, after further discussion, including a discussion of the risk factors associated with the merger presented in the Registration Statement on Form S-4 and previously reviewed by the board of directors, and a review of the fairness opinion issued by Legg Mason, concluded that the amended and restated merger agreement and the transactions contemplated by the agreement, including the merger, are fair to and in the best interests of Reunion Industries and its stockholders. The full board then voted unanimously to approve the amended and restated merger agreement and the transactions contemplated by the agreement, including the merger, and to recommend the agreement to the Reunion Industries stockholders for approval.

   On September 13, 1999, in accordance with the amended and restated merger agreement, the Reunion Industries board of directors met to consider the terms of the Klemp transaction as negotiated by Chatwins Group. After discussion, including consideration of the $31.5 million sale price and the fact that the sale did not include Klemp's Mexican assets, the Board approved the Klemp transaction as presented.

Reunion Industries' Reasons for the Merger

   In reaching its decisions to approve the amended and restated merger agreement and the transactions contemplated by the agreement and to recommend that Reunion Industries' stockholders approve and adopt the agreement, the board of directors considered a number of factors including, among others:

  . the current and prospective liquidity situation at Reunion Industries and the difficulty Reunion Industries would have in obtaining additional financing in the absence of the merger

  . the dilution to current Reunion Industries stockholders from the fact that 20.8% of the combined company would be owned by stockholders of Reunion Industries other than the former stockholders of Chatwins Group

  . the merger is accretive to earnings on a pro forma historical basis by $2.30 per share for the year ended December 31, 1998 and $0.10 per share for the six months ended June 30, 1999, and is expected to be accretive to Reunion Industries' earnings on a pro forma projected basis by $0.41 per share in 1999, $0.94 per share in 2000 and $1.39 per share in 2001, assuming each company achieves its projected results, as contrasted with the results that might be achieved through the continued implementation of Reunion Industries' business plan

  . the relative financial condition and earnings histories of Chatwins Group and Reunion Industries

  . the increased debt resulting from the merger

  . the recommendation of the proposed merger by the management of Reunion
    Industries


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

  . the presentations made by Legg Mason at the meetings of the board of directors held on March 24, 1999, March 30, 1999, June 28, 1999, July 28, 1999 and July 30, 1999 and Legg Mason's opinion dated July 30, 1999 that the consideration to be paid by Reunion Industries in the merger is fair to Reunion Industries and the stockholders of Reunion Industries other than Chatwins Group from a financial point of view (See "--Opinion of Reunion Industries' Financial Advisor")

  . the fact that the merger will significantly expand Reunion Industries' business through the acquisition of Chatwins Group's business lines, thereby making it less susceptible to downturns in a single line of business

  . the opportunity to acquire Kingway and NAPTech as enhancements to the business lines of Chatwins Group

  . the terms and conditions of the amended and restated merger agreement, including the number of shares to be issued to Chatwins Group stockholders, the parties' representations, warranties and covenants and the conditions to their respective obligations

  . the expiration dates of Reunion Industries' net operating loss carryforwards, the small likelihood that Reunion Industries' stand-alone earnings would use them fully prior to their expiration, the fact that the consummation of the merger would require the extension of the transfer restrictions in order to better assure that Reunion Industries would be able to continue to use its net operating loss carryforwards and the likelihood that Reunion Industries would be able to more fully use its net operating loss carryforwards after the merger

  . the historical market prices of Reunion Industries' common stock

  . the fact that the merger would not be a taxable transaction to the stockholders of Reunion Industries

  . the cost of the transaction, including accounting, legal, financial advisor, printing and other fees

   While the increased debt resulting from the merger and the cost of the transaction are factors that weigh against the merger, the board concluded that the benefits of the merger outweigh those negative factors.

   On July 30, 1999, following consideration of the information and factors described above which constituted all of the material information and factors known to the board at that time, the board of directors concluded that the merger is in the best interests of Reunion Industries and its stockholders other than Chatwins Group. In reaching this conclusion, the board of directors did not assign relative or specific weights to the above information and factors or determine that any particular information or factor was of unique importance. Instead, the board of directors based its recommendation upon the totality of the information and factors presented to it or otherwise known to its members.

   For the reasons set forth above and elsewhere in this proxy statement/prospectus, the Reunion Industries board of directors recommends that stockholders vote FOR approval of the amended and restated merger agreement.

Opinion of Reunion Industries' Financial Advisor

   Legg Mason was retained by Reunion Industries to deliver to the board of directors a fairness opinion to assist Reunion Industries' board of directors in evaluating a merger between Reunion Industries and Chatwins Group.

   At the July 30, 1999 Reunion Industries board meeting, Legg Mason delivered a written opinion that, as of July 22, 1999, the amount of consideration to be paid by Reunion Industries under the terms of the amended and restated merger agreement is fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view. The Legg Mason opinion does not cover the acquisitions of Kingway and NAPTech. There is no current intention to update the Legg Mason opinion.

   The full text of the Legg Mason opinion, which sets forth the assumptions made, matters considered, scope and limitations of the review undertaken and procedures followed by Legg Mason in rendering its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference. Reunion Industries stockholders are urged to read the opinion carefully and in its entirety. The Legg Mason opinion is directed only to the fairness from a financial point of view to Reunion Industries and its stockholders, other than Chatwins Group, of the consideration to be paid by Reunion Industries in the merger with Chatwins Group and does not constitute a recommendation to any Reunion Industries stockholder as to how such stockholder should vote at the annual meeting. The summary of the Legg Mason opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

   In arriving at its opinion, Legg Mason has, among other things:

  . reviewed the amended and restated merger agreement

  . reviewed certain publicly available audited and unaudited financial statements of Reunion Industries and Chatwins Group

  . reviewed certain other publicly available information of Reunion
    Industries and Chatwins Group

  . reviewed certain internal information, primarily financial in nature, concerning Reunion Industries and Chatwins Group prepared by their respective managements

  . discussed the past and current operations and financial condition and prospects of Reunion Industries with the senior management of Reunion Industries

  . discussed the past and current operations and financial condition and prospects of Chatwins Group with the senior management of Chatwins Group

  . reviewed forecast financial statements of Reunion Industries prepared and furnished to Legg Mason by the senior management of Reunion Industries

  . reviewed forecast financial statements of Chatwins Group prepared and furnished to Legg Mason by the senior management of Chatwins Group

  . held meetings and discussions with certain officers and employees of Reunion Industries and Chatwins Group, concerning the operations, financial condition and future prospects of the combined company

  . reviewed certain publicly available financial and stock market data relating to selected public companies that Legg Mason considered relevant to its inquiry

  . considered the pro forma financial effects of the merger on Reunion
    Industries

  . conducted such other financial studies, analyses and investigations and considered such other information as Legg Mason deemed necessary or appropriate

   In connection with its review, Legg Mason assumed and relied upon the accuracy and completeness of all financial and other information supplied to it by the managements of Reunion Industries and Chatwins Group and all publicly available information. Legg Mason did not independently verify such information. Legg Mason also relied upon the managements of Reunion Industries and Chatwins Group as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to Legg Mason for Reunion Industries and Chatwins Group, respectively. Legg Mason assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of each respective entity, including, without limitation, the tax benefits available to the combined company as well as to Reunion Industries on a stand alone basis. The financial projections provided to Legg Mason are attached to this proxy statement/prospectus as Annex D.

   Legg Mason was informed by the management of Reunion Industries that Reunion Industries will not meet its 1999 projections. While the management of Reunion Industries has not commented on other years' projections, given that Reunion Industries will not meet its 1999 projections, Legg Mason considered it possible that Reunion will not meet projections beyond 1999. However, Reunion Industries has not updated its projections and has not provided any revised projections to Legg Mason. Therefore, due to the inherent uncertain nature of the projections and Reunion Industries' and Chatwins Group's failure to meet 1998 projections and the indication from Reunion"s management that it will not meet its 1999 projections, Legg

Mason gave less weight to valuation analyses which utilize projections. Legg Mason focused primarily on the latest twelve months results in the valuation analyses. In arriving at the Legg Mason opinion, Legg Mason relied upon the financial data for 1999, 2000, 2001 and 2002 presented to the Reunion Industries board at the meeting on July 30, 1999, which data were the latest available projections for Reunion Industries, Chatwins Group and the combined company provided to Legg Mason by the managements of Reunion Industries and Chatwins Group as of the date of the Legg Mason opinion. Neither Reunion Industries nor Chatwins Group customarily discloses internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the merger. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   Legg Mason was not requested to make, and did not make, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of either Reunion Industries or Chatwins Group and, with the exception of certain appraisals related to the Juliana Preserve, was not furnished with any such appraisal or evaluation.

   The Legg Mason opinion is necessarily based on stock prices and economic and other conditions and circumstances as existed or were in effect on, and the information made available to it as of, the date set forth in its opinion. Legg Mason expressed no opinion as to what the value of Reunion Industries common stock actually will be when issued to the stockholders of Chatwins Group pursuant to the amended and restated merger agreement or as to the price or trading range at which Reunion Industries common stock may trade following the merger.

   In connection with rendering its opinion, Legg Mason performed a variety of financial analyses. While all of the material analyses performed are summarized below, the summary does not purport to be a complete description of the analyses performed and factors considered by Legg Mason in arriving at its opinion. Legg Mason believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create a misleading view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Legg Mason was not authorized to solicit, and did not solicit, indications of interest from any third party with respect to an acquisition of Reunion Industries, its assets, or any part thereof. Legg Mason assumed that the merger and related transactions described elsewhere in this proxy statement/prospectus will be consummated according to the terms and conditions described in the forms of the agreements reviewed by Legg Mason, without any waiver of material terms or conditions by Reunion Industries or Chatwins Group, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger would not have an adverse effect on the combined company.

   The following is a summary of the material financial and valuation analyses performed by Legg Mason in connection with the preparation of the Legg Mason opinion. These analyses were presented to the Reunion Industries board at its meeting on July 28, 1999, and were based on stock price information through the close of the market on July 22, 1999.

Summary Of Legg Mason's Valuation Approach

   Analysis of Consideration to be Paid for Chatwins Group. Legg Mason analyzed the value of the consideration to be paid by Reunion Industries for Chatwins Group according to the terms of the amended and restated merger agreement dated July 30, 1999. The consideration analyzed included:

  . the purchase price for the equity of Chatwins Group based on Reunion
    Industries' current share price as of July 22, 1999, assuming Reunion Industries issues 9,500,000 shares to Chatwins Group

  . the enterprise value of Chatwins Group based on the proposed merger terms

Legg Mason then compared the implied transaction multiples to multiples that Legg Mason calculated based on the valuation methodologies detailed below.

   Relative Valuation Analysis. Legg Mason applied a series of valuation methodologies to determine a value for Chatwins Group. In addition, Legg Mason applied the same valuation methodologies to Reunion Industries. Then Legg Mason compared the terms of the transaction to the relative equity values of both Chatwins Group and Reunion Industries after deducting net debt and preferred stock and adjusting for other non-operating assets and liabilities, as described below. Under this methodology Legg Mason primarily relied upon comparable companies and comparable transactions, focusing on latest twelve months ("LTM") ended March 31, 1999.

   Legg Mason performed comparable companies and comparable transaction analyses, a discounted cash flow analysis and a leveraged buyout analysis, all of which are described below. Legg Mason gave less weight to the discounted cash flow and leveraged buyout analyses because:

  . projections are inherently uncertain

  . the projections included increases in revenue and operating margins in excess of historical levels

  . the management at Reunion Industries had informed Legg Mason that Reunion
    Industries will not meet its 1999 projections.

                           Summary of Relative Values
                   (Chatwins Group %: Reunion Industries %):

Actual ratio assuming 9,500,000 shares issued........................... 79%:21%

                                                                         Implied
                                                                          Ratio
                                                                         -------
Comparable Companies Analysis
  2000 Estimated Net Income............................................. 56%:44%
  1999 Estimated Net Income............................................. 52%:48%
  LTM Net Income........................................................ 79%:21%
  LTM EBITDA............................................................ 74%:26%
  LTM EBIT.............................................................. 99%:1%

Comparable Transactions Analysis
  LTM EBITDA............................................................ 69%:31%
  LTM EBIT.............................................................. 93%:7%
Discounted cash flow analysis........................................... 75%:25%
Leveraged buyout analysis............................................... 74%:26%

   Pro Forma Merger Analysis. Legg Mason performed a pro forma merger analysis of the merged entity of Reunion Industries and Chatwins Group, including the effects of the proposed transaction both on a historical and projected basis. In this analysis, Legg Mason:

  . focused on historical latest twelve months ended March 31, 1999 net income from continuing operations available to common stockholders for Reunion Industries, on a stand-alone basis

  . calculated the combined entity's pro forma latest twelve months ended
    March 31, 1999 net income from continuing operations available to common stockholders

   Legg Mason then compared Reunion Industries' latest twelve months net income from continuing operations to the combined entity's pro forma latest twelve months net income from continuing operations (actual net income adjusted for one-time write-offs and charges and excluding the Juliana Vineyards operations). Legg Mason determined the merger to be accretive based on historical net income from continuing operations available to common stockholders for the latest twelve months ended March 31, 1999.

Analysis Of Consideration To Be Paid For Chatwins

   Legg Mason calculated the amount of consideration being paid for Chatwins Group.

                                                                      (millions)
                                                                      ----------
Shares to be paid for Chatwins Group Inc.............................     9.5
Reunion Industries, Inc. Stock Price (7/22/99).......................   $ 3.4
                                                                        -----
Consideration to be Paid for equity value(a).........................   $32.7
Plus:
  Assumed Debt(b)....................................................    86.6
  Preferred Stock(b).................................................     8.6
Less:
  Cash(b)............................................................    32.8
                                                                        -----
Enterprise Value(a)..................................................   $95.1
Minus: Value of Reunion Industries Owned(c)..........................     5.0
                                                                        -----
Equity Value(d)......................................................   $27.7
                                                                        =====
Enterprise Value(d)..................................................   $90.1
                                                                        =====

--------
(a) Including Chatwins Group Inc.'s ownership of Reunion Industries, Inc. (1.45 million shares).

(b)  Provided by management as of March 31, 1999.

(c) Calculated as 1.45 million shares of Reunion Industries that are owned by Chatwins Group valued at Reunion Industries' stock price of $3.44 as of July 22, 1999.

(d)  Excluding Chatwins Group's ownership of Reunion Industries.

   Chatwins Group's net debt would be $62.4 million after adjusting for the sale of Klemp (calculated as Chatwins Group's debt of $86.6 million, including its unfunded pension liability of $0.6 million and its accumulated postretirement benefit obligation of $0.9 million, and preferred stock of $8.6 million, offset by Chatwins Group's cash of $32.8 million, assuming proceeds of $32.6 million from the Klemp sale).

   Legg Mason then calculated the implied multiples that Reunion Industries is paying for Chatwins Group based on Chatwins Group's equity value and enterprise value as shown below.

                           2000E       1999E        LTM        LTM        LTM        LTM
                         Net Income  Net Income  Net Income  Revenues    EBITDA     EBIT
                         ----------  ----------  ----------  --------    ------     -----
Chatwins Group's
 financial information
 (millions).............    $3.3        $1.1        $1.3      $141.3     $15.7      $12.2
Multiple................     8.4x(a)    25.4x(a)    21.9x(a)    0.64x(b)   5.7x(b)    7.4x(b)

--------
(a) Multiple based on equity purchase price.
(b) Multiple based on enterprise value purchase price.

   These multiples that were calculated based on the purchase price of Chatwins Group were then compared to the multiples that were calculated in the comparable companies and comparable transactions analyses as well as the implied multiples based on the discounted cash flow and leveraged buyout analyses that were conducted. For further information related to these valuation analyses see the detailed information below.

   Legg Mason noted that the merger terms state that the stockholders of Chatwins Group may also get paid up to an additional 500,000 shares based on its satisfaction of 2000 performance goals. If the Chatwins Group divisions including Kingway and NAPTech exceed their 2000 aggregate EBITDA projection by $1.0 million then the Chatwins Group stockholders receive the full 500,000 shares. Otherwise, if Chatwins Group exceeds its 2000 EBITDA projection by less than the full $1.0 million, the Chatwins Group stockholders receive a pro rata portion of the 500,000 shares. Legg Mason reviewed the merger consideration based on the stockholders of Chatwins Group receiving the 9,500,000 non-contingent shares. However, if the additional 500,000 contingent shares were issued to the stockholders of Chatwins Group, the amount of consideration would still be fair from a financial point of view. The full 500,000 additional shares would represent approximately $1.7 million of additional consideration based on a share price of $3.44 as of July 22, 1999. However, all additional 500,000 shares would be issued only if Chatwins Group exceeds its 2000 EBITDA projections by $1.0 million. This additional $1.0 million of EBITDA would represent incremental value of $7.3 million based on Chatwins Group's comparable companies LTM mean EBITDA multiple or $8.8 million based on Chatwins Group's comparable transactions LTM mean EBITDA multiple.

Adjustments made to all Valuation Analyses

   Legg Mason analyzed the following non-operating assets and liabilities of Reunion Industries. The overall net value of Reunion Industries' non-operating assets and liabilities, as detailed below, was an addition to the value of Reunion Industries of $10.6 million. This net addition in the value of Reunion Industries was added to Reunion Industries' equity value as calculated based on the comparable companies, comparable transactions, discounted cash flow and leveraged buyout analyses.

                 Summary of Non-Operating Asset and Liabilities
                             (Dollars in Millions)

Plus:
  Present Value of Notes Receivable...................................... $ 0.2
  Restricted Cash........................................................   0.1
  Juliana Vineyard Operations............................................  14.8
  Book Value of Potash Mineral Rights and Oil and Gas Properties.........   0.3
  Present Value of Net Operating Loss Carryforward.......................   4.8
                                                                          -----
Total Additions.......................................................... $20.2
                                                                          -----

Less:
  Bargo Energy Company Legal Liability................................... $ 5.0
  Environmental Liability................................................   1.5
  California State Franchise Tax Settlement..............................   1.0
  Unfunded Pension Liability.............................................   0.7
  Accumulated Postretirement Benefit Obligation..........................   1.4
                                                                          -----
Total Deductions......................................................... $ 9.6
                                                                          -----
Net Addition............................................................. $10.6
                                                                          =====

  . Present Value of Notes Receivable. Reunion Industries sold its interest in certain California farm property and as part of the consideration, Reunion Industries received notes receivable due in year 2000 with interest payments of approximately 8%-9%. Management believes the recorded value of $0.2 million approximates the cash value of this receivable. In Legg Mason's analysis, the present value of the notes receivable is an addition of $0.2 million to Reunion Industries' equity value.

  . Restricted Cash. Restricted cash balances have been included in Other
    Assets and Other Assets Held for Sale based on the nature of the underlying obligation collateralized. Such balances primarily relate to regulatory operating deposits and performance bonds. The two restricted cash balances include collateral for a Potash Bond, of $51,000, which will become unrestricted when Reunion Industries sells its Potash operations and collateral for its Chevron agreement, of $20,000, which is in conjunction with the cleanup of the Louisiana properties and will be unrestricted when the cleanup is finished. Per discussion with Reunion Industries' management, these two restricted cash amounts represent their net realizable values. In Legg Mason's analysis, the restricted cash is an addition of $0.1 million to Reunion Industries' equity value.

  . Juliana Vineyards Operations.  Reunion Industries, through its subsidiary
    Juliana Vineyards, is engaged in wine grape development and the growing and harvesting of wine grapes for the premium table wine market. Juliana Vineyards' wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and, of which approximately 325 acres are currently in production. Legg Mason evaluated Juliana Vineyards, on a stand alone basis, by reviewing summaries of the appraisals conducted in June 1998 on the parcels of property that comprise Juliana Vineyards and which appraisals were given to Legg Mason by the management of Reunion Industries. Legg Mason valued Juliana Vineyards on the assumption that this property is to be sold and it is assumed that the sale process would take approximately one year to complete. Therefore, Legg Mason discounted back the value to Reunion Industries, calculated as the aggregate value of the appraisal summaries, based on Reunion Industries' weighted average cost of capital of 15.0%. This analysis resulted in Juliana Vineyards' present value to Reunion Industries to be approximately $14.8 million. This valuation, which is based on the assumption that Juliana Vineyards is sold, may overvalue Juliana Vineyards as this analysis does not consider the losses and capital expenditure requirements that Reunion Industries projects for Juliana Vineyards over the next several years. In Legg Mason's analysis, the Juliana Vineyards operations is an addition of $14.8 million to Reunion Industries' equity value.

  . Book Value of Potash Mineral Rights and Oil and Gas Properties. Reunion
    Industries holds interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues from mining operations or any other significant revenues, and Reunion Industries is pursuing the sale or farmout of these interests. Reunion Industries is attempting to sell its mineral interests. It has been and is currently in discussions with a potential buyer. Management has advised Legg Mason that the selling price that has been discussed with this potential buyer has been higher than the carrying amount of $0.1 million. Reunion Industries' interest in its oil and gas properties relates to Reunion Industries' discontinued oil and gas operations. Reunion Industries believes that the carrying amount of these oil and gas properties of $0.2 million is a conservative estimate and reflects its cash value. In Legg Mason's analysis, the book value of Reunion Industries' Potash Mineral Rights and its oil and gas properties is an addition of $0.3 million to Reunion Industries' equity value.

  . Present Value of Net Operating Loss Carryforward. Legg Mason utilized
    Reunion Industries management's earnings projections to calculate Reunion Industries' after tax savings resulting from its net operating loss carryforwards. Each year's saving was discounted back at Reunion Industries' weighted average cost of capital, calculated to be 15.0%, to arrive at a present value of the net operating loss carryforwards. This analysis provided an implied present value of the net operating loss carryforwards to Reunion Industries, on a stand alone basis, of $4.8 million. This analysis calculated the present value of the net operating loss carryforwards based on projections that were provided to Legg Mason by Reunion Industries. In Legg Mason's analysis, the present value of the net operating loss carryforwards is an addition of $4.8 million to Reunion Industries' equity value.

    In addition to the above mentioned analysis of the present value of Reunion Industries' net operating loss carryforwards on a stand alone basis, Legg Mason also calculated the value of the projected, unused portion of the net operating loss carryforwards by Reunion Industries on a stand alone basis. In performing this analysis, Legg Mason also utilized projections provided by Reunion Industries' management. Legg Mason was informed by the management of Reunion Industries that Reunion Industries will not meet its projections. However, to date, Legg Mason has not been provided with updated projections. As a result, the value of Reunion Industries' net operating loss may be overstated. The amount of the unused portion of the net operating loss carryforwards that expired each year was calculated and then discounted back at Reunion Industries' weighted average cost of capital of 15.0%.

    This resulted in a present value of the unused portion of Reunion Industries' net operating loss carryforwards of approximately $61.3 million. This amount was calculated only to provide information for the board of directors' consideration. It was not included in the adjustments made to all valuation analyses because, absent the merger or other transaction to increase future earnings, it would expire unused and, therefore, has no value.

  . Bargo Energy Company Legal Liability. Reunion Industries filed suit against Bargo Energy Company and its general partners, Chisos Corporation, Austin Resources Corporation, Shearwave, Inc., Brazos Oil & Gas Corporation, and Schroder Oil Financing & Investment Company, on January 16, 1996 for damages and relief arising out of Bargo's repudiation of its agreement to purchase all outstanding shares of the capital stock of Reunion Energy Company. Bargo had agreed to pay Reunion Industries $15.1 million for Reunion Energy Company's capital stock. A jury found that Bargo had a right to terminate the agreement because Reunion Industries had fraudulently induced Bargo to enter into the agreement. In July 1999, Reunion Industries settled this suit with Bargo for $5.0 million. In Legg Mason's analysis, the Bargo Energy Company settlement of $5.0 million is a deduction to Reunion Industries' equity value.

  . Environmental Liability. In connection with the sale of Reunion
    Industries' wholly-owned subsidiary, Reunion Energy Company, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. Reunion Industries is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. Reunion Industries has made an accrual for $1.5 million for remaining cleanup charges. In Legg Mason's analysis, the environmental liability is a deduction of $1.5 million to Reunion Industries' equity value.

  . California State Franchise Tax Settlement. Based on audits for 1991 to
    1993, Reunion Industries has been assessed an aggregate amount of $0.7 million, plus interest, by the State of California Franchise Tax board related to the sales of certain Canadian assets in 1991. Reunion Industries classified these asset sales as non-business income. The State of California is stating that these sales should be classified as business income. In June 1999, the management of Reunion Industries reached an agreement with the California Franchise Tax board and settled this liability for approximately $1.0 million. In Legg Mason's analysis, the California State Franchise Tax Settlement is a deduction of $1.0 million to Reunion Industries' equity value.

  . Unfunded Pension Liability. Reunion Industries currently has an unfunded pension liability of $0.7 million as of December 31, 1998, the most recent date for which this liability has been calculated. In Legg Mason's analysis, the unfunded pension liability is a deduction of $0.7 million to Reunion Industries' equity value.

  . Accumulated Postretirement Benefit Obligation. Reunion Industries currently has an accumulated postretirement benefit obligation of $1.4 million as of December 31, 1998, the most recent date for which this liability has been calculated. In Legg Mason's analysis, the accumulated postretirement benefit obligation is a deduction of $1.4 million to Reunion Industries' equity value.

Relative Valuations Analysis

   Reunion Industries. Reunion Industries was valued on a fully taxed operating basis utilizing each of the analyses described below. Then the value of Reunion Industries' non-operating assets and liabilities, as previously detailed, was added to the value of Reunion Industries.

   Chatwins Group. Chatwins Group was valued on a fully taxed operating basis utilizing each of the analyses described below. In addition, the value of Chatwins Group's 36.8% ownership in Reunion Industries was added, post-valuation, to the derived value of Chatwins Group. The value of Reunion Industries that was utilized to calculate the value of Chatwins Group ownership of Reunion Industries was calculated utilizing a methodology consistent with each methodology utilized to value Chatwins Group.

   Legg Mason noted the advice of Reunion's tax counsel that because the merger of Reunion Industries and Chatwins Group will not constitute a change of control of Reunion Industries, the combined entity can fully benefit from the utilization of Reunion Industries' net operating loss carryforwards subject to the combined company's operating performance.

   In addition, Legg Mason noted the advice of Reunion's tax counsel that no other potential buyer of Reunion Industries would be able to utilize Reunion Industries' net operating loss carryforwards because a merger of Reunion Industries and any other company would result in a change in control issue which would reduce the amount of net operating loss carryforwards that could be utilized. Therefore, the value of Reunion Industries' net operating loss carryforwards to its stockholders would be significantly less if Reunion Industries merged with another company.

Comparable Companies Analysis

   Legg Mason compared the relevant historical, current and projected financial and operating results of both Reunion Industries and Chatwins Group with the operating results of selected publicly traded companies that in Legg Mason's judgment are and would be comparable to Reunion Industries and Chatwins Group. The comparable companies were chosen by Legg Mason based on general business, operating and financial characteristics representative of companies in the industries in which Reunion Industries and Chatwins Group do and would operate. No company or business used in the comparable companies analysis is identical to Reunion Industries or Chatwins Group. Accordingly, an analysis of the results of the following is not entirely mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading value of either the comparable companies or the company to which they are being compared; therefore, the resulting multiples relied upon for this analysis are subject to interpretation. Legg Mason recognized that each of the comparable companies is and would be distinguishable from both Reunion Industries and Chatwins Group in certain respects.

   In performing its analyses, Legg Mason examined both the aggregate equity value of the outstanding common equity (defined as the number of outstanding shares times the current price per share as of July 22, 1999), and the enterprise value (defined as the equity value plus preferred equity (if any) at liquidation value and total debt net of cash and cash equivalents) of the comparable companies. Using each comparable company's enterprise value, Legg Mason calculated multiples of, among other things, each comparable company's LTM EBIT and last twelve months earnings before income taxes, depreciation and amortization ("LTM EBITDA").

   Using each comparable company's equity value, and based on published security analysts' estimates, Legg Mason also calculated multiples of, among other things, each company's LTM net income, projected 1999 net income and projected 2000 net income.

   The multiples that Legg Mason applied to Reunion Industries and Chatwins Group are described in detail below.

   Using the foregoing information, Legg Mason derived a range of estimated values based upon implied enterprise values and equity values derived by applying the aforementioned mean enterprise value multiples and equity value multiples of the comparable companies to the appropriate financial statistics of Reunion Industries and Chatwins Group. In cases where Legg Mason's analysis indicated that the multiple for a particular comparable company was not meaningful (e.g. because of recently depressed financial and operating performance), Legg Mason excluded that multiple and relied upon the mean multiples of the other comparable companies. Legg Mason has advised that such exclusions did not affect the reliability of its analysis.

   Relative Valuation. Legg Mason calculated the relative value of each entity, using the comparable companies' multiples in turn, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.

                                        Relative Valuation Based On:
                             ---------------------------------------------------
                               2000P      1999P       LTM        LTM      LTM
    Ownership Percentage     Net Income Net Income Net Income  EBITDA     EBIT
    --------------------     ---------- ---------- ---------- --------- --------
    Chatwins Group % :
     Reunion Industries %... 56% : 44%  52% : 48%  79% : 21%  74% : 26% 99% : 1%

                                   Actual Values Implied by Comparable Companies Analysis
                                                    (Dollars in Millions)
                             -------------------------------------------------------------------
                                 2000P         1999P         LTM                        LTM
                              Net Income    Net Income    Net Income   LTM EBITDA       EBIT
                             ------------- ------------- ------------ ------------- ------------
    Chatwin Group $ :
     Reunion Industries $... $41.7 : $33.0 $18.4 : $16.7 $18.3 : $5.0 $59.2 : $21.2 $92.2 : $1.4

   Reunion Industries. In using the comparable companies analysis to value Reunion Industries on a stand alone basis, Legg Mason analyzed financial information which included, among other things:

  . operating performance

  . growth rates

  . capitalization ratios

  . ratios of equity value to LTM, 1999 projected and 2000 projected earnings

  . ratios of enterprise value to LTM EBITDA and LTM EBIT

   On an LTM basis, Reunion Industries was valued based on continuing operations which have been adjusted to exclude non-recurring charges consisting of a $10.2 million provision for the Bargo judgment and related costs. In addition, all financial data related to Juliana Vineyards was excluded from Reunion Industries' operations as the Juliana Vineyards operations were valued based on the methodology previously mentioned and the present value of the net consideration that Reunion Industries would receive upon the sale of Juliana Vineyards was then added to the values of Reunion Industries as calculated based on the comparable companies.

   For the purposes of this analysis, the comparable companies selected by Legg Mason for Reunion Industries were the following companies that operate in the plastics manufacturing industry:

  . Advanced Technical Products, Inc.

  . Deswell Industries, Inc.

  . Furon Co.

  . Triple S Plastics, Inc.

  . Worthington Industries, Inc.

                               Reunion Industries
                         Comparable Companies Analysis
                             (Dollars in Millions)


                                      Market Value           Market Value Plus Net Debt
                                   as a Multiple of:             as a Multiple of:
                              ----------------------------  -----------------------------
                                                     LTM
                              2000 Est.  1999 Est.   Net       LTM       LTM       LTM
                              Net Income Net Income Income   Revenues   EBITDA     EBIT
                              ---------- ---------- ------  ---------- --------  --------
    Number of Data points...         2          3        4          5         5         4
    Mean....................      12.0x      12.9x    12.0x      0.72x      5.9x      9.0x
    Median..................      12.0       13.5     12.9       0.69       6.6       9.8
    Reunion.................    $ 1.87     $ 0.48   $(0.47)  $  88.61  $   6.23  $   1.93
    Implied enterprise value
    Mean....................    $48.89     $32.62   $20.87   $  64.20  $  37.04  $  17.28
    Median..................     48.89      32.87    20.41      61.18     40.95     18.83
    Less Net Debt...........    $26.48     $26.48   $26.48     $26.48    $26.48    $26.48
                                ------     ------   ------   --------  --------  --------
    Implied equity value
    Mean....................    $22.42     $ 6.15      NMF   $  37.73  $  10.56       NMF
    Median..................     22.42       6.40      NMF      34.71     14.48       NMF


   Chatwins Group. In using the comparable companies analysis to value Chatwins Group on a stand alone basis, Legg Mason analyzed financial information which included, among other things:

  . operating performance

  . growth rates

  . capitalization ratios

  . ratios of equity value to LTM, 1999 projected and 2000 projected earnings

  . ratios of enterprise value to LTM EBITDA and EBIT

   For the purposes of this analysis, the comparable companies selected by Legg Mason for Chatwins Group were the following companies that operate in the diversified industrial manufacturing industry:

  . A.M. Castle & Co.

  . Commercial Intertech Corporation

  . Harnischfeger Industries, Inc.

  . Harsco Corporation

  . Katy Industries, Inc.

  . Keystone Consolidated Industries, Inc.

  . Owosso Corporation

  . SIFCO Industries, Inc.

  . Synalloy Corporation

  . Trinity Industries

  . Varlen Corporation

  . Worthington Industries, Inc.

                                 Chatwins Group
                         Comparable Companies Analysis
                             (Dollars in Millions)


                                      Market Value           Market Value Plus Net Debt
                                   as a Multiple of:              as a Multiple of:
                            -------------------------------- -----------------------------
                            2000 Est.  1999 Est.     LTM        LTM       LTM       LTM
                            Net Income Net Income Net Income Revenues    EBITDA     EBIT
                            ---------- ---------- ---------- ---------- --------  --------
  Number of Data points...        10         10          9         12         11        10
  Mean....................       8.9x      11.2x      13.0x      0.70x       7.3x     12.6x
  Median..................       8.4       11.1       13.6       0.60        6.8      10.2
  Chatwins................    $ 3.30     $ 1.09     $ 1.26   $ 141.30   $  15.68  $  12.23
  Implied enterprise value
  Mean....................    $91.81     $74.60     $78.88   $  98.71   $ 113.77  $ 154.09
  Median..................     90.16      74.57      79.54      85.22     106.74    124.46
  Less Net Debt...........    $62.40     $62.40     $62.40   $  62.40   $  62.40  $  62.40
                              ------     ------     ------   --------   --------  --------
  Implied equity value
  Mean....................    $29.40     $12.20     $16.48   $  36.30   $  51.37  $  91.68
  Median..................     27.76      12.16      17.14      22.81      44.34     62.06


Comparable Transactions Analysis

   Legg Mason conducted an analysis of comparable merger and acquisition transactions as a method of valuing Reunion Industries and Chatwins Group. A comparable transactions analysis reviews and analyzes transactions, and the resulting implied multiples, involving companies in the same or similar industries as the company under review. This analysis compares certain financial and operating statistics of a company with certain financial and operating statistics of selected similar companies immediately prior to their being acquired.

   In performing this analysis, Legg Mason analyzed the acquisition of publicly traded and private plastics manufacturing companies for Reunion Industries and diversified manufacturing companies for Chatwins Group. The range of multiples of these transactions was then applied to Reunion Industries' and Chatwins Group's financial results, respectively, to value Reunion Industries and Chatwins Group, respectively. In this analysis, it was determined that there were no acquisitions of companies that are directly comparable to Reunion Industries and Chatwins Group. Therefore, in performing this analysis, Legg Mason selected certain Standard Industrial Classification codes of plastics manufacturing companies and diversified manufacturing companies and reviewed recent acquisitions of these companies. Legg Mason then calculated the acquisition multiples paid for these companies. These multiples included enterprise value to LTM EBITDA and enterprise value to LTM EBIT. Legg Mason calculated mean, median, high and low multiples for each of these categories based on these comparable transactions.

   Legg Mason then applied the mean comparable transactions multiples obtained to Chatwins Group's and Reunion Industries' LTM EBITDA and LTM EBIT to determine approximate enterprise valuations of each respective company. The multiples that Legg Mason applied to Reunion Industries and Chatwins Group are described in detail below.

   Using the foregoing information, Legg Mason derived a range of estimated values based upon implied enterprise values and equity values derived by applying the aforementioned mean enterprise value Multiples of the comparable transactions analysis to the appropriate financial statistics of Reunion Industries and Chatwins Group. In cases where Legg Mason's analysis indicated that the multiple for a particular comparable transaction was not meaningful (e.g. because of insufficient financial and transaction data available), Legg

Mason excluded that multiple and relied upon the mean multiples of the other comparable transactions. Legg Mason has advised that such exclusions did not affect the reliability of its analysis.

   Relative Valuation. Legg Mason calculated the relative value of each entity, using the comparable transactions' multiples, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.


                                                            Relative Valuation
                                                                Based on:
                                                            -------------------
                                                               LTM       LTM
      Ownership Percentage                                   EBITDA      EBIT
      --------------------                                  ---------- --------
      Chatwins Group %: Reunion Industries %...............  69% : 31%  93% : 7%



                                                     Actual Values Implied by
                                                      Comparable Transactions
                                                             Analysis
                                                       (Dollars in Millions)
                                                    ---------------------------
                                                         LTM           LTM
      Ownership Percentage                             EBITDA         EBIT
      --------------------                          ------------- -------------
      Chatwins Group $ : Reunion Industries $...... $91.2 : $40.0 $101.9 : $8.0

   Reunion Industries. In using the comparable transactions analysis to value Reunion Industries on a stand alone basis, Legg Mason analyzed financial information which included, among other things:

  . similar operating performance

  . growth rates

  . similar operating characteristics

  . ratios of enterprise value to LTM EBITDA and LTM EBIT

   On an LTM basis, Reunion Industries was valued based on continuing operations which have been adjusted to exclude non-recurring charges consisting of a $10.2 million provision for the Bargo judgment. In addition, all financial data related to Juliana was excluded from Reunion Industries' operations as the Juliana operations were valued based on the methodology previously mentioned and the present value of the net consideration that Reunion Industries would receive upon the sale of Juliana was then added to the values of Reunion Industries as calculated based on the comparable transactions.

   For the purposes of this analysis, the comparable transactions selected by Legg Mason for Reunion Industries were the following acquisitions of plastic manufacturing companies:

  . Summa Industries, Inc. acquisition of Calnetics Corp.

  . Tekni-Plex Inc.'s acquisition of PureTec Corp.

  . PCD Inc.'s acquisition of Wells Electronics

  . Kerr Group Inc.'s acquisition of Sun Coast Industries Inc.

  . Synetic Inc.'s acquisition of Point Plastics Inc.

                               Reunion Industries
                        Comparable Transaction Analysis
                             (Dollars in Millions)


                                                  Market Value Plus Net Debt
                                                       as a Multiple of:
                                                  ----------------------------
                                                       LTM            LTM
                                                     EBITDA          EBIT
                                                  -------------- -------------
    Number of Data points........................             5              5
    Mean.........................................           9.0x          12.4x
    Median.......................................           7.0           10.6
    Reunion...................................... $        6.23  $        1.93
    Implied enterprise value
    Mean......................................... $       55.91  $       23.91
    Median.......................................         43.42          20.41
    Less Net Debt................................        $26.48         $26.48
                                                  -------------  -------------
    Implied equity value
    Mean......................................... $       29.43            NMF
    Median.......................................         16.94            NMF


   Chatwins Group. In using the comparable transactions analysis to value Chatwins Group on a stand alone basis, Legg Mason analyzed financial information which included, among other things:

  . similar operating performance

  . growth rates

  . similar operating characteristics

  . ratios of enterprise value to EBITDA and EBIT

   For the purposes of this analysis, the comparable transactions selected by Legg Mason for Chatwins Group were the following acquisitions of diversified manufacturing companies:

  . R-B Capital Corp.'s acquisition of Peerless Industrial Group Inc.

  . Chart Industries, Inc.'s acquisition of Cryenco Sciences Inc.

  . Harsco Corp.'s acquisition of Chemi-Trol Chemical Co.

  . J. Richard Industries Inc.'s acquisition of Portec Inc.

  . Applied Power Inc.'s acquisition of Zero Corp.

  . Chart Industries, Inc.'s acquisition of MVE Holdings, Inc.

                                 Chatwins Group
                        Comparable Transaction Analysis
                             (Dollars in Millions)


                                                  Market Value Plus Net Debt
                                                       as a Multiple of:
                                                  ----------------------------
                                                       LTM            LTM
                                                     EBITDA          EBIT
                                                  -------------- -------------
    Number of Data points........................             6              6
    Mean.........................................           8.8x          13.2x
    Median.......................................           8.8           12.3
    Chatwins..................................... $       15.68  $       12.23
    Implied enterprise value
    Mean......................................... $      138.69  $      161.32
    Median.......................................        138.72         150.06
    Less Net Debt................................        $62.40         $62.40
                                                  -------------  -------------
    Implied equity value
    Mean......................................... $       76.29  $       98.92
    Median.......................................         76.32          87.66


Discounted Cash Flow Analysis

   Legg Mason reviewed a discounted cash flow analysis of Reunion Industries and Chatwins Group premised upon the assumptions summarized below. The discounted cash flow analysis was based upon the financial and operating information relating to the business, operations and prospects of Reunion Industries and Chatwins Group supplied by the management of Reunion Industries and Chatwins Group and covering calendar years 1999 through 2003.

   Relative Valuation. Legg Mason calculated the relative value of each entity using the discounted cash flow values calculated using each entities' estimated weighted average cost of capital as a discount rate and a 6.0x EBIT terminal value, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.


      Ownership Percentage                     Relative Valuation
      --------------------                     ------------------
      Chatwins Group % : Reunion Industries %       75% : 25%


                                                   Actual Values Implied by
                                                 Discounted Cash Flow Analysis
                                                     (Dollars in Millions)
                                                 -----------------------------
      Chatwins Group $ : Reunion Industries $...         $59.3 : $20.3

   Reunion Industries. Using discount rates ranging from 10.0% to 20.0%, Legg Mason calculated the present value of the projected stream of net unleveraged cash flow (as defined below) for calendar years 1999 through 2003 and the present cash value of the terminal value of Reunion Industries at December 31, 2003. Legg Mason applied discount rates derived from Reunion Industries' implied weighted average cost of capital (using a pricing model known as the Capital Asset Pricing Model and based on general and systemic risk factors reflected by the Comparable Companies) and developed a range of rates which reflected the risk implied by Reunion Industries' recent and projected operating performance. "Net unleveraged cash flow," as used in the analysis, is defined, for each period, as projected EBIT, less taxes at an estimated rate of 40.0%, plus projected depreciation and amortization, less projected capital expenditures, plus or minus projected changes in non-cash working capital. The terminal value was computed by multiplying Reunion Industries' projected EBIT by terminal multiples of 4.0x to 8.0x. Legg Mason adjusted the calculated present value of the net unleveraged cash flow and terminal value by subtracting the debt on Reunion Industries' balance sheet, and adding cash and cash equivalents, to calculate a range of equity values for Reunion Industries. Legg Mason believes the ranges of discount rates and terminal multiples were appropriate in view of Reunion Industries' current performance, projected performance and Legg Mason's estimate of Reunion Industries' weighted average cost of capital of 15.0%.

   Based on the range of discount rates and terminal multiples referred to above, Legg Mason calculated a range of equity values for Reunion Industries, excluding the value of its non-operating assets and liabilities, of $-2.32 million to $26.7 million. The equity value calculated using Reunion Industries' estimated weighted average cost of capital as a discount rate and a 6.0x EBIT terminal value is calculated at $9.7 million. Including the value of Reunion Industries' non-operating assets and liabilities resulted in an implied equity value of Reunion Industries of $20.3 million.

   Chatwins Group. Using discount rates ranging from 7.7% to 17.7%, Legg Mason calculated the present value of the projected stream of net unleveraged cash flow (as defined above) for calendar years 1999 through 2003 and the present cash value of the terminal value of Chatwins Group at December 31, 2003. Legg Mason applied discount rates derived from Chatwins Group's implied weighted average cost of capital (using a pricing model known as the Capital Asset Pricing Model and based on general and systemic risk factors reflected by the comparable companies) and developed a range of rates which reflected the additional risk implied by Chatwins Group's recent and projected operating performance. The terminal value was computed by multiplying Chatwins Group's projected EBIT by terminal multiples of 4.0x to 8.0x. Legg Mason adjusted the calculated present value of the net unleveraged cash flow and terminal value by subtracting the debt and preferred stock on Chatwins Group's balance sheet, and adding cash and cash equivalents, to calculate a range of equity values for Chatwins Group. Legg Mason believes the ranges of discount rates and terminal multiples were appropriate in view of Chatwins Group's current performance, projected performance and Legg Mason's estimate of Chatwins Group's weighted average cost of capital of 12.7%.

   Based on the range of discount rates and terminal multiples referred to above, Legg Mason calculated a range of equity values for Chatwins Group, excluding the value of its ownership in Reunion Industries, $11.2 million to $108.9 million. The equity value calculated using Chatwins Group estimated weighted average cost of capital as a discount rate and a 6.0x EBIT terminal value is $51.5 million. Including the value of its ownership in Reunion Industries resulted in an implied equity value of Chatwins Group of $59.0 million.


Leveraged Buyout Analysis

   Legg Mason also reviewed a leveraged buyout analysis of Reunion Industries and Chatwins Group as a means of establishing the value of each company assuming that it was purchased by a financial buyer. A leveraged buyout involves the acquisition or recapitalization of a company financed primarily by incurring debt that is serviced by the post-LBO operating cash flow of the company.

   Relative Valuation. Legg Mason calculated the relative value of each entity using the leveraged buyout analysis values, and including the value of Reunion Industries' non-operating assets and liabilities and Chatwins Group's ownership in Reunion Industries.

      Ownership Percentage                     Relative Valuation
      --------------------                     ------------------
      Chatwins Group % : Reunion Industries %       74% : 26%


                                                        Actual Values Implied by
                                                        Leveraged BuyoutAnalysis
                                                         (Dollars in Millions)
                                                        ------------------------
      Chatwins Group $ : Reunion Industries $..........      $32.3 : $11.4

   Reunion Industries. Based on this analysis, Legg Mason calculated an equity value for Reunion Industries, excluding the value of its non-operating assets and liabilities, of $0.8 million. Including the value of Reunion Industries' non-operating assets and liabilities resulted in an implied equity value of Reunion Industries of $11.4 million.

   Chatwins Group. Based on this analysis, Legg Mason calculated an equity value for Chatwins Group and excluding the value of its ownership in Reunion Industries, of $28.1 million. Chatwins Group and including the value of its ownership in Reunion Industries resulted in an implied equity value of Chatwins Group of $32.3 million.

Asset Liquidation Analysis

   Legg Mason also considered but did not perform an asset liquidation analysis as a method of valuing Reunion Industries and Chatwins Group. An asset liquidation assumes that a company is dissolved and its assets sold for cash proceeds equal to estimated fair market values. Legg Mason advised the Reunion Industries board that an asset liquidation tends to yield a lower value than that derived from other analyses because a liquidation does not attribute any value to the operation of the liquidated entity as a going concern. In the course of considering this type of analysis, Legg Mason determined that an asset liquidation analysis would not provide a reliable measure of the value of either Reunion Industries or Chatwins Group, as the liquidation values of the assets of operating companies in general represent only a small portion of such entities' going concern value. Legg Mason noted that Reunion Industries has more debt and non-operating liabilities to service than its projected cash flow, and that it could sell assets to pay these liabilities.

Pro Forma Merger Analysis

   In this analysis, Legg Mason calculated and Reunion Industries' management confirmed the calculation of Reunion Industries' historical net income from continuing operations, adjusted for one-time write-offs, available to common stockholders for the latest twelve months ended March 31, 1999. Then Legg Mason calculated pro forma latest twelve months ended March 31, 1999 net income available to common stockholders from continuing operations for the combined entity, Reunion Industries and Chatwins Group (net income adjusted for one-time write-offs and charges and excluding the Juliana operations) to be $0.26 per share, representing accretion for Reunion Industries' stockholders.

   Legg Mason utilized management's projected earnings for the Reunion Industries and Chatwins Group combined entity to calculate the present value of the net operating loss carryforwards to the combined company. Each year's saving was discounted back at Reunion Industries' weighted average cost of capital, calculated to be 15.0%, to arrive at a present value of the net operating loss carryforwards. This analysis provided an implied present value of the net operating loss carryforwards to Reunion Industries and Chatwins Group of $28.0 million. These analyses calculated the present value of the net operating loss carryforwards based on projections that were provided to Legg Mason by the managements of Reunion Industries and Chatwins Group.

Other Factors

   In rendering its opinion, Legg Mason considered certain other factors, including a review of the business and operations of and the industries in which Reunion Industries or Chatwins Group operate, a review of Reunion Industries' and Chatwins Group's historical operating results and the financial and operating information with respect to the business, operations and prospects of Reunion Industries and Chatwins Group, a review of the current and historic stock price performance of Reunion Industries and other factors it deemed relevant.

   Legg Mason is a nationally recognized investment banking firm which has substantial experience in, among other things, the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Legg Mason may actively trade in the securities of Reunion Industries for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities.

   Pursuant to the terms of an engagement letter, Reunion Industries agreed to pay Legg Mason $50,000 for acting as financial advisor in connection with Reunion Industries' analysis of the financial terms of the merger. Of this amount, $17,000 was due upon the engagement of Legg Mason and $17,000 was due upon the presentation of findings to the Reunion Industries board of directors in July 1999. The remaining $16,000 was due upon the rendering of the Legg Mason opinion. Reunion Industries expects to pay the amounts due when financing is available. Reunion Industries has agreed to reimburse Legg Mason for its out-of-pocket expenses, and to indemnify Legg Mason and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the services rendered by Legg Mason under its engagement letter. Reunion Industries previously paid Legg Mason a total of $450,000 in connection with the merger of Reunion Industries and Chatwins Group that was proposed but abandoned prior to June 1999.

Chatwins Group's Reasons for Merger

   In reaching its decision to enter into the amended and restated merger agreement, Chatwins Group's management and board of directors considered a number of factors including, among others:

  . the potential reduction in its overall effective borrowing rate as a result of the replacement of its existing credit facilities with new credit facilities

  . the potential reduction in restrictions on consummation of acquisitions and incurrence of indebtedness as a result of the replacement of Chatwins Group's existing credit facilities with the new credit facilities

  . the ability for the Chatwins Group stockholders to achieve greater liquidity through a merger into an already public company

  . the possibility of enhancing Chatwins Group's future earnings through utilization of Reunion Industries' net operating loss carryforwards

  . the opportunity for possible operating synergies as a result of a combined Reunion Industries/Chatwins Group entity

  . the terms and conditions of the amended and restated merger agreement, including the number of Reunion Industries shares to be issued to the Chatwins Group stockholders

  . the fact that the Chatwins Group preferred stock will be automatically converted at its redemption value into Reunion Industries Series A preferred stock

  . the possibility that Reunion Industries' non-manufacturing assets might be sold for cash that would improve the overall liquidity of the merged company

  . the fact that the merger will not be a taxable transaction to the common stockholders of Chatwins Group

   Following consideration of the information and factors described above, Chatwins Group's board of directors concluded that the merger is in the best interests of Chatwins Group and its stockholders and approved the amended and restated merger agreement by unanimous written consent dated July 30, 1999, and reaffirmed this conclusion and this approval by unanimous written consent dated October 21, 1999. In reaching this conclusion, Chatwins Group's board of directors did not assign relative or specific weights to the above factors or determine that any particular factor was of unique importance. Instead, Chatwins Group's board of directors based its decision upon the totality of the information and factors presented to it or otherwise known to its members.

Terms of the Merger

   The description of the amended and restated merger agreement set forth below describes the material terms of that agreement but does not purport to describe all of the terms of the amended and restated merger agreement. All stockholders are urged to read the amended and restated merger agreement, which is attached as Annex A to this proxy statement/prospectus, in its entirety.

   The merger will be accomplished under the Delaware General Corporation Law pursuant to the amended and restated merger agreement by and between Reunion Industries and Chatwins Group. Chatwins Group will be merged with and into Reunion Industries and the independent corporate existence of Chatwins Group shall cease as of the effective time of the merger.

Conversion or Cancellation of Chatwins Group Common Stock

   At the effective time of the merger, the common stock of Chatwins Group that is issued and outstanding and held by the stockholders of Chatwins Group shall be automatically converted into the right to receive:

  . an aggregate of 9,500,000 shares of Reunion Industries common stock

  . plus up to an additional 500,000 shares of Reunion Industries common stock in the event Chatwins Group, Kingway and NAPTech achieve specified combined performance levels in 2000.

  . plus cash in lieu of any fractional share interests

   The 500,000 shares of Reunion Industries common stock, the issuance of which is contingent on the performance of Chatwins Group, Kingway and NAPTech, as described in the second bullet point above, will be issued as follows:

  . no shares of Reunion Industries common stock if the aggregate EBITDA of those business units during the year ending December 31, 2000 is not more than $19.0 million

  . 0.5 shares of Reunion Industries common stock for each dollar by which the aggregate EBITDA of those business units exceeds $19.0 million for the year ended December 31, 2000, up to an additional 500,000 shares

   For purposes of this determination, EBITDA means earnings before interest expense, taxes, depreciation and amortization of Chatwins Group's business units, including Kingway and NAPTech, but excluding headquarters overhead expense, determined in accordance with generally accepted accounting principles, consistently applied.

   Neither Reunion Industries nor Chatwins Group can predict whether EBITDA for 2000 will exceed $19.0 million or, if it does, the amount by which it will exceed $19.0 million. Moreover, if Reunion Industries does not consummate the Kingway or NAPTech transactions after the merger for any reason, their EBITDA will not be included in Chatwin's Group's EBITDA, making it less likely that Chatwins Group stockholders will receive any or all of the contingent shares. Therefore, the precise number of shares of Reunion Industries common stock to be issued in the merger to Chatwins Group stockholders cannot be predicted.

   Assuming that 292,887.4 shares of Chatwins Group common stock are outstanding at the time of the merger, which assumes that all outstanding warrants are exercised prior to the merger, each share of Chatwins Group common stock will be converted into 32.4 shares of Reunion Industries common stock in the merger. The equivalent per share value of the Chatwins Group common stock as of October 22, 1999, which is calculated by multiplying 32.4 times the closing market price of Reunion Industries common stock on that date, was $75.95 per share.

   The shares of Reunion Industries common stock issued in the merger will be allocated among the holders of Chatwins Group common stock pro rata, based on their percentage ownership of Chatwins Group common stock at the effective time of the merger. As of October 22, 1999, there were 290,212.4 shares of Chatwins Group common stock outstanding, plus exercisable warrants to purchase an additional 2,675 shares of Chatwins Group common stock, which must be exercised or terminated prior to the merger.

   The shares of Reunion Industries' common stock currently owned by Chatwins Group, representing approximately 36.8% of the issued and outstanding common stock of Reunion Industries, will be retired in connection with the merger. All shares of Chatwins Group common stock held by Chatwins Group as treasury shares will be canceled and retired at the effective time of the merger and no shares of Reunion Industries' common stock will be issuable in respect thereof.

Conversion of Chatwins Group Preferred Stock

   Chatwins Group has three classes of issued and outstanding preferred stock. At the effective time of the merger, each share of the Chatwins Group preferred stock will be automatically converted into one share of Reunion Industries Series A preferred stock. The Reunion Industries Series A preferred stock will have the following material rights, preferences, privileges and restrictions:

  . subject to any restrictions provided by law, Reunion Industries' certificate of incorporation or the terms of any Reunion Industries indebtedness, it will be redeemable at any time at the option of Reunion Industries at the redemption price then in effect, plus accumulated but unpaid dividends, so long as no shares of Series B preferred stock expected to be issued in connection with the acquisition of Kingway are outstanding

  . the aggregate initial redemption price will be $8.9 million, assuming the merger occurs on December 31, 1999

  . it will carry a cumulative dividend of 10% of the redemption price per annum, payable as and when declared by the board of directors of Reunion Industries

  . as to dividends, it will be senior in right of payment to dividends on the Reunion Industries common stock but junior in right of payment to dividends on the Reunion Industries Series B preferred stock

  . except as required by law, it will not be entitled to any voting rights and will not have any right of conversion into the common stock or any other securities of Reunion Industries

  . upon a liquidation of Reunion Industries, the holders will be entitled to be paid, out of the assets of Reunion Industries available for payment to the holders of its capital stock, an amount equal to the redemption price plus accrued but unpaid dividends; their right to this payment being senior to any payment on liquidation to holders of Reunion Industries common stock and Series B preferred stock

   Mr. Charles E. Bradley, Sr. and Mr. Poole are beneficial owners of all of the Chatwins Group preferred stock presently outstanding.

Cash in Lieu of Fractional Shares

   No certificate or scrip representing fractional shares of Reunion Industries common stock will be issued in the merger upon the surrender for exchange of Chatwins Group common stock, and any fractional share interests will not entitle the owner to vote or to any rights as a stockholder of Reunion Industries. In lieu of any such fractional shares, each person who would otherwise have been entitled to a fraction of a share of Reunion Industries common stock will receive a cash payment from Reunion Industries. The cash payments for fractional interests received in the conversion of Chatwins Group common stock held at the effective time of the merger will be determined by multiplying (1) the market price per share of Reunion Industries' common stock on the NASDAQ Small-Cap Market at the close of business on the date the merger is effected by (2) the fractional share interest to which such holder would otherwise be entitled.

Effective Time of Merger

   The merger will be consummated on the earliest practicable date after all of the conditions thereto have been satisfied or waived, including the approval of the amended and restated merger agreement by Reunion Industries' stockholders at the annual meeting.

Reunion Industries and Chatwins Group have designated September 30, 1999 as the date the merger is to be completed in the amended and restated merger agreement. However, the merger is now expected to be completed on December 31, 1999. The merger will become effective immediately upon the filing of a certificate of merger in accordance with Delaware law or such later date as may be specified in the certificate of merger.

Representations and Covenants

   The amended and restated merger agreement contains representations, warranties and covenants by both Reunion Industries and Chatwins Group.

   Chatwins Group has made representations and warranties to Reunion Industries with respect to, among other things:

  . its corporate organization

  . its power and authority to enter into and consummate the merger

  . its capitalization and voting rights

  . the accuracy of its recent publicly filed financial information

  . changes in its business since March 31, 1999

  . litigation and other disputes

  . the ownership of its intellectual property

  . the existence of any conflicts with its charter documents and other agreements that may be caused by the amended and restated merger agreement or the merger

  . violations or breaches that may occur or be caused by the amended and restated merger agreement or the merger

  . various contracts and agreements to which it is a party

  . title to its property and assets

  . labor and tax matters

  . compliance with applicable laws

   Reunion Industries has made representations and warranties to Chatwins Group with respect to, among other things:

  . its corporate organization

  . its power and authority to enter into and consummate the merger

  . the existence of any conflicts with its charter documents and other agreements that may be caused by the amended and restated merger agreement or the merger

  . violations or breaches that may occur or be caused by the amended and restated merger agreement or the merger

  . the legality of the consideration being paid in the merger

  . the accuracy of its recent publicly filed financial information

  . changes in its business since March 31, 1999

  . its capitalization

  . certain legal proceedings involving Reunion Industries

  . compliance with applicable laws

   Chatwins Group has covenanted to Reunion Industries that, among other things:

  . it will conduct its business in the regular course during the period prior to the effective time of the merger

  . it will not amend its corporate charter documents or enter into certain types of transactions during the period prior to the effective time of the merger

  . it will afford Reunion Industries and its representatives access to information about Chatwins Group

  . it will use its best efforts to obtain all required approvals by regulatory and governmental authorities as soon as possible

   Chatwins Group also covenanted to Reunion Industries that it would promptly solicit the approval of the amended and restated merger agreement by the stockholders of Chatwins Group.

   Reunion Industries has covenanted to Chatwins Group that, among other things:

  . it will conduct its business in the regular course during the period prior to the effective time of the merger

  . it will not amend its corporate charter documents, issue or sell any capital stock or stock options, or enter into transactions to sell or acquire significant assets without prior approval during the period prior to the effective time of the merger

  . it will afford Chatwins Group and its representatives access to information about Reunion Industries

  . it will use its best efforts to obtain all required approvals by regulatory and governmental authorities as soon as possible

   Reunion Industries also covenanted to Chatwins Group that it would promptly seek the approval of the amended and restated merger agreement by the stockholders of Reunion Industries.

   Reunion Industries and Chatwins Group have agreed that each will bear its own costs and expenses in connection with the merger, with Reunion Industries being responsible for the costs of soliciting the approval of Reunion Industries stockholders, Legg Mason's advisory fees, and for registering with the SEC, and any required state authorities, the common stock to be issued in connection with the merger. Reunion Industries and Chatwins Group have also agreed to cooperate to complete the closing of the refinancing transaction and to equally share related expenses.

Conditions to Consummation of the Merger; Regulatory Requirements

   The obligation of each of Chatwins Group and Reunion Industries to consummate the merger is subject to the prior fulfillment of the following conditions:

  . Reunion Industries and Chatwins Group receiving the requisite stockholder approval under Delaware law and no more than 5.0% of the holders of the Chatwins Group common stock exercising their appraisal rights under Delaware law

  . the representations and warranties of the other party remaining true in all material respects

  . the respective covenants of the other party having been performed in all material respects

  . the receipt of all orders, consents or approvals, governmental or otherwise, that may be required

  . there being an enforceable agreement for new credit facilities the proceeds of which are sufficient to retire $50 million of outstanding Chatwins Group senior notes and to provide adequate working capital after the merger

  . no material changes having occurred in the business, assets or financial condition of the other party to the merger

  . the receipt by Reunion Industries from Legg Mason of an opinion that the consideration to be paid for Chatwins Group is fair to Reunion Industries and its stockholders, other than Chatwins Group, from a financial point of view, which condition has been satisfied

  . the sale of the Klemp division of Chatwins Group

  . the exercise or termination of all outstanding warrants of Chatwins Group

   Chatwins Group's obligation to consummate the merger is further conditioned upon:

  . the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, having been filed with the SEC and declared "effective" in accordance with Section 8(a) of the Securities Act

  . Reunion Industries having complied with all applicable "Blue Sky" state securities regulatory obligations with respect to the merger

  . Reunion Industries retaining its Pacific Exchange and NASDAQ Small-Cap
    Market listings following the merger and causing the shares of common stock to be issued as part of the merger to be listed thereon

   Either party may waive conditions to the merger. In particular, the parties may waive the condition that all of the Chatwins Group 13% senior notes be refinanced if refinancing can be arranged on acceptable terms that include a portion of the notes remaining outstanding. The amount of the notes that could remain outstanding in order for the parties to waive the refinancing condition is within the parties' discretion, subject to the approval of the holders of Chatwins Group 13% senior notes as described in "Merger Related Transactions-- Refinancing Transaction." Additionally, Chatwins Group may waive the condition that the Reunion Industries common stock issued in the merger be listed on the NASDAQ Small-Cap Market.

   Except for compliance with state and federal securities laws, and the filing of the pre-merger notification form under Hart-Scott-Rodino Act, which was made on August 27, 1999, Reunion Industries and Chatwins Group believe that no material federal or state regulatory approvals are necessary for the consummation of the merger. The Hart-Scott-Rodino filings were made on August 27, 1999, and early termination of the waiting period was granted on September 13, 1999.

   Reunion Industries believes that all of the conditions precedent to the merger will be satisfied on or prior to December 31, 1999, the date on which the merger is anticipated to be effected.

No Solicitations

   Reunion Industries and Chatwins Group have agreed in the amended and restated merger agreement that, except as contemplated in the agreement or as required by law, so long as the agreement is in effect, neither Reunion Industries nor Chatwins Group will, or will permit its officers, directors or other agents to, take any action to seek, initiate, negotiate, or encourage, or enter into or participate in any discussions regarding, any offer from any third party to acquire any securities of such party, or to sell securities of Reunion Industries or Chatwins Group to any third party, to merge or consolidate with any third party, or to otherwise acquire any significant portion of the assets of any third party or to sell its assets to any third party. The acquisitions of Kingway and NAPTech by Reunion Industries and the sale of the Klemp division by Chatwins Group are expressly permitted by the amended and restated merger agreement.

Amendment, Extension or Termination

   The amended and restated merger agreement provides that Reunion Industries and Chatwins Group may, by mutual agreement, amend, modify, supplement, extend, terminate or abandon the agreement at any time prior to the effective time of the merger even following stockholder approval. The amended and restated merger agreement permits the boards of directors of Reunion Industries and Chatwins Group to amend the agreement after stockholder approval, if the amendment does not:

  . alter or change the amount or kind of merger consideration received

  . alter or change any term of the certificate of incorporation of Reunion
    Industries

  . alter or change any of the terms and conditions of the agreement if the change would adversely affect the holders of any class or series of securities held by stockholders of Reunion Industries or Chatwins Group

   In addition, either Reunion Industries or Chatwins Group can terminate the amended and restated merger agreement:

  . if the merger is not consummated within 120 days after the date of the agreement, unless such failure to close was caused by a breach of the agreement by the party seeking to terminate

  . if the other party has breached certain representations, warranties and covenants contained in the agreement and the breach has not been cured within ten days

  . if a court or governmental or regulatory authority has issued a final order restricting or prohibiting the merger

Indemnification

   Reunion Industries and Chatwins Group have agreed in the amended and restated merger agreement to indemnify and hold one another harmless against all losses, damages, or liabilities to which the other may become subject by virtue of a breach of a representation, warranty, covenant or agreement contained in the agreement, or certain liabilities which may arise under the Securities Act of 1933, as amended. No actions for indemnity may be brought or maintained after the effective time of the merger.

Exchange of Certificates

   As soon as practicable after the effective date of the merger, Reunion Industries will furnish a letter of transmittal to stockholders of Chatwins Group for use in exchanging their stock certificates. This letter will contain instructions with respect to the surrender of Chatwins Group stock certificates and the distribution of Reunion Industries common stock certificates and Reunion Industries Series A preferred stock certificates. Reunion Industries' existing stockholders do not need to exchange any stock certificates at any time before or after the merger.

   Chatwins Group stockholders who fail to exchange their Chatwins Group stock certificates on or after the effective date of the merger by surrendering such certificates, together with a properly completed letter of transmittal, to the exchange agent designated by Reunion Industries will not receive their Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates until their Chatwins Group stock certificates are later surrendered to the exchange agent for transfer, with instruments of transfer and supporting evidence as Reunion Industries may reasonably require. Any dividends declared or distributions made on shares of Reunion Industries common stock or Reunion Industries Series A preferred stock which these holders have a right to receive will be retained by Reunion Industries until these holders surrender their Chatwins Group stock certificates in exchange for Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued Reunion Industries common stock certificates or Reunion Industries Series A preferred stock certificates.

   On the effective date of the merger, holders of certificates representing Chatwins Group capital stock will cease to have any rights with respect to their shares. Each certificate will be deemed for all corporate purposes to evidence only the right to receive shares of Reunion Industries common stock, plus cash for any fractional shares, or Reunion Industries Series A preferred stock for which shares may be exchanged. The stock transfer books of Chatwins Group will be closed from and after the closing of the transactions contemplated by the agreement. The holders of record of Chatwins Group capital stock as of the closing of the merger will be the stockholders entitled to exchange their shares of Chatwins Group capital stock for shares of Reunion Industries common stock or Reunion Industries Series A preferred stock as provided in the agreement. No transfer or assignment of any shares of Chatwins Group capital stock will take place after closing until the certificates for the shares are exchanged pursuant to the merger agreement. In the event of a transfer of ownership of any Chatwins Group shares which are not registered in the stock transfer records of Chatwins Group, no shares of Reunion Industries common stock or Reunion Industries Series A preferred stock exchangeable for the Chatwins Group shares will be issued to the transferee until the certificate or certificates representing the transferred shares are delivered to the exchange agent together with all documents required to evidence and effect the transfer. In addition, it will be a condition to the issuance of any certificate for any shares of Reunion Industries common stock or Reunion Industries Series A preferred stock in a name other than the name in which the surrendered Chatwins Group capital stock is registered that the person requesting the issuance of such certificate or note either pay to the exchange agent any transfer or other taxes required by reason of the issuance of a certificate of Reunion Industries common stock or Reunion Industries Series A preferred stock in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the exchange agent that the tax has been paid or is not applicable.

   In no event will the exchange agent or Reunion Industries be liable to any holder of Chatwins Group capital stock for shares of Reunion Industries common stock or Reunion Industries Series A preferred stock, or dividends or distributions thereon, delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law. All shares of Reunion Industries common stock or Reunion Industries Series A preferred stock issued upon the surrender of shares of Chatwins Group capital stock shall be deemed to have been issued in full satisfaction of all rights pertaining to the surrendered shares of Chatwins Group capital stock. However, Reunion Industries' is obligated to pay any dividends or make any other distributions with a record date prior to the effective date of the merger which may have been declared or made by Chatwins Group on shares of Chatwins Group capital stock prior to the effective date of the merger and that remain unpaid as of the effective date of the merger.

Appraisal Rights

   Reunion Industries Common Stock. Reunion Industries is a Delaware corporation. Section 262 of the Delaware General Corporation Law provides appraisal rights under certain circumstances to stockholders of a Delaware corporation that is involved in a merger. However, Section 262 appraisal rights are not available to stockholders of a corporation whose securities are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because Reunion Industries' common stock is traded on the Pacific Exchange, a national securities exchange, stockholders of Reunion Industries will not have appraisal rights with respect to the merger.

   Chatwins Group Common Stock and Preferred Stock. Chatwins Group is also a Delaware corporation. The common and preferred stockholders of Chatwins Group who have not consented to the approval of the amended and restated merger agreement have appraisal rights with respect to the merger. A majority of the stockholders of Chatwins Group approved the amended and restated merger agreement by written consent dated November 4, 1999 and, therefore, have waived their appraisal rights. This proxy statement/prospectus constitutes the notice required by Section 228 of the Delaware General Corporation Law of that action by partial written consent.

   The following discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the full text of Section 262, which is reprinted in its entirety as Annex C to this proxy statement/prospectus. All references in
Section 262 to a "stockholder" and in this discussion to a "record holder" are to the record holders of the shares of Chatwins Group immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person wanting to exercise his appraisal rights who has a beneficial interest in shares of Chatwins Group held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

   Under the Delaware General Corporation Law, record holders of Chatwins Group common stock and record holders of Chatwins Group preferred stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Chatwins Group common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery.

   Under Section 262, if the amended and restated merger agreement is approved by partial written consent, either before the effective date of the merger or within ten days thereafter, Chatwins Group must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/prospectus constitutes that notice. Any holder of Chatwins Group stock who wishes to exercise appraisal rights or wishes to preserve their right to do so should review the following discussion and Annex C carefully. Failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the Delaware General Corporation Law.

   A holder of Chatwins Group stock entitled to and wishing to exercise their appraisal rights must, within 20 days after the date of mailing of the notice of entitlement to appraisal rights, deliver to Chatwins Group a written demand for appraisal of their Chatwins Group stock and must reasonably inform Chatwins Group of the identity of the holder of record as well as the intention of the holder to demand an appraisal of the fair value of the shares held. In addition, a holder of Chatwins Group stock wishing to exercise appraisal rights or wishing to preserve their right to do so must hold of record such shares on the date the written demand for appraisal is made and must continue to hold those shares through the effective time of the merger. Failure to deliver a written demand for appraisal within 20 days after the date of mailing of this notice to Chatwins Group stockholders of their entitlement to appraisal rights will result in the loss of appraisal rights.

   Only a holder of record of Chatwins Group common stock or preferred stock is entitled to assert appraisal rights for Chatwins Group stock registered in their name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as their name appears on their stock certificates, and must state that they intend thereby to demand appraisal of their shares of Chatwins Group stock.

   If the shares of Chatwins Group stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares of Chatwins Group stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners. A record holder, such as a broker who holds Chatwins Group common stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Chatwins Group stock held for one or more beneficial owners while not exercising appraisal rights with respect to the Chatwins Group stock held for other beneficial owners. In such case, however, the written demand should set forth the number of shares of Chatwins Group stock as to which appraisal is sought. If no number of shares of Chatwins Group stock is expressly mentioned, the demand will be presumed to cover all Chatwins Group stock held in the name of the record owner. Holders of Chatwins Group stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by their nominee.

   All written demands for appraisal of Chatwins Group common or preferred stock should be faxed to (412) 885-5512 or mailed or otherwise delivered to Chatwins Group at 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania 15236,
Attention: Russell S. Carolus, so as to be received no later than December 6, 1999.

   Within 120 days after the effective time of the merger, but not thereafter, Chatwins Group, or any holder of Chatwins Group stock who is entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. Chatwins Group is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Chatwins Group stock. Accordingly, it is the obligation of the holders of the shares of Chatwins Group common stock or preferred stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

   Within 120 days after the effective time of the merger, any record holder of Chatwins Group common stock or preferred stock who has complied with the requirements for exercise of appraisal rights will be entitled to request in writing a statement from Chatwins Group setting forth the aggregate number of shares of Chatwins Group stock for which demands for appraisal have been received and the aggregate number of holders of those shares. This statement must be mailed within 10 days after the written request has been received by Chatwins Group or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

   If a holder of Chatwins Group common stock or preferred stock timely files a petition for appraisal and serves a copy of the petition upon Chatwins Group, Chatwins Group will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders who have demanded appraisal as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with
Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of Chatwins Group stock who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any stockholder fails to comply with its direction, the Delaware Court of Chancery may dismiss the proceedings as to that particular stockholder.

   After determining which holders of Chatwins Group stock are entitled to appraisal, the Delaware Court of Chancery will appraise the fair value of their shares of Chatwins Group common stock and preferred stock, without considering any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Chatwins Group stock as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the merger if they did not seek appraisal of their Chatwins Group stock. Furthermore, investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures that which has been taken from the stockholder, viz., his proportionate interest in a going concern. In the appraisal process the corporation is valued as an entity, not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an ongoing enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Chatwins Group stock have been appraised. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable.

The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of Chatwins Group stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Chatwins Group stock entitled to appraisal.

   Any holder of Chatwins Group common stock or preferred stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of Chatwins Group stock subject to their demand for any purpose. Additionally, the holder will not be entitled to the payment of dividends or other distributions on those shares except dividends or other distributions payable to holders of record of Chatwins Group stock as of a date prior to the effective time of the merger.

   If any holder of Chatwins Group common stock or preferred stock who demands appraisal of their shares of Chatwins Group stock under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal the Chatwins Group stock of such holder will remain the same number of pre-merger shares of Chatwins Group stock subject to the amended and restated merger agreement. A holder of Chatwins Group stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A holder may withdraw a demand for appraisal by delivering to Chatwins Group a written withdrawal of the demand for appraisal and an acceptance of the merger. Any attempt to withdraw made more than 60 days after the effective time of the merger will, however, require the written approval of Chatwins Group. Further, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed absent court approval.

   Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

   The foregoing is a summary of the material provisions of Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex C to this proxy statement/prospectus.

Post-Merger Management

   Effective upon the merger, it is expected that the following individuals will serve as executive officers of Reunion Industries subject to their appointment by the board of directors:

Name                     Age                            Position
----                     ---                            --------
Charles E. Bradley,
 Sr..................... 70  Chairman of the Board and Chief Executive Officer

Joseph C. Lawyer........ 54  President and Chief Operating Officer

Richard L. Evans........ 47  Executive Vice President of Administration and Secretary

Kimball J. Bradley...... 34  Executive Vice President of Operations

John M. Froehlich....... 56  Executive Vice President of Finance and Chief Financial Officer

   JOSEPH C. LAWYER has been President, Chief Executive Officer and a director of Chatwins Group since 1988. Prior to purchasing CP Industries, Inc., the corporate predecessor of Chatwins Group's CP Industries division, with Stanwich Partners, Inc. in 1986, Mr. Lawyer was General Manager of USX's Specialty Steel Products division, where he was employed for over 17 years. Mr. Lawyer has been a director of Respironics, Inc., a company engaged in design, manufacture and sale of home and hospital respiratory medical products, since November 16, 1994.

   KIMBALL J. BRADLEY has been a Senior Vice President of Chatwins Group since August 1998 and a Vice President since January 1996. From November 1995 until August 1998, Mr. Bradley was Division President of Auto-Lok, having served as acting President of Auto-Lok beginning in August 1995. Prior to assuming that position, Mr. Bradley managed various special projects at Chatwins Group's corporate office beginning in November 1993 and at Chatwins Group's CP Industries division from February 1993 to

November 1993. Mr. Bradley was employed by Metalsource, a company engaged in the steel service center business, from 1990 to 1993, completing the executive training program and holding various sales and purchasing positions. Mr. Bradley is the son of Charles E. Bradley, Sr. and the brother of Charles E. Bradley, Jr.

   JOHN M. FROEHLICH has been a Vice President of Chatwins Group since 1989 and its Chief Financial Officer and Treasurer since 1988. Mr. Froehlich was Assistant Treasurer and Director of Accounting for Incom International, Inc. from 1975 to 1988.

   The business experience of Charles E. Bradley, Sr. is described in "Proposal
2. The Election of Directors--Nominees" and the business experience of Richard
L. Evans is described in "Proposal 2. The Election of Directors--Executive Officers of Reunion Industries."

   The following table reflects all forms of compensation for services to Reunion Industries or Chatwins Group by the persons expected to be executive officers of the combined company.

                           Summary Compensation Table

                              Annual Compensation
                             ----------------------
                                                                  Long-Term
                                                                 Compensation
                                                    Other Annual Stock Option  All Other
Name and Principal Position  Year  Salary  Bonus(1) Compensation   (Shares)   Compensation
---------------------------  ---- -------- -------- ------------ ------------ ------------
Charles E. Bradley, Sr...    1998 $250,000  $    0    $     0       75,000       $    0
 President and Chief
  Executive                  1997  200,000       0          0            0          300(2)
 Officer of Reunion
 Industries and              1996  200,000       0          0            0          312(2)
 Chairman of Chatwins
 Group

Joseph C. Lawyer.........    1998  427,316  65,000          0            0       75,363(3)
 President and Chief
  Executive                  1997  388,404  65,000          0            0       52,777(3)
 Officer of Chatwins
  Group                      1996  354,144       0          0            0       52,277(3)

Richard L. Evans.........    1998  165,000  15,000          0       20,000        7,411(2)
 Executive Vice
  President, Chief           1997  150,000  75,000          0            0        4,662(2)
 Financial Officer and
 Secretary of                1996  135,000  30,000          0       50,000        4,352(2)
 Reunion Industries

Kimball J. Bradley.......    1998  141,661  25,000          0            0        9,208(4)
 Senior Vice President of    1997  105,000       0          0            0        6,825(4)
 Chatwins Group              1996  105,000  55,000          0            0        8,400(4)

John M. Froehlich........    1998  145,184  50,000          0            0       12,210(5)
 Vice President, Chief
  Financial                  1997  138,276  52,266          0            0       11,664(5)
 Officer and Treasurer of    1996  132,960  20,043          0            0       11,398(5)
 Chatwins Group

--------
(1) Amounts shown for bonuses are amounts earned for the period shown, although such bonuses are generally paid in the subsequent year.
(2) Contributions under nondiscriminatory defined contribution plan and certain health insurance plans maintained by Reunion Industries currently covering Messrs. Charles E. Bradley, Sr. and Evans.
(3) Includes 401(k) matching payments of $4,950, $4,750 and $4,750 in 1998, 1997 and 1996, respectively; premiums paid by Chatwins Group for life insurance for the benefit of Mr. Lawyer of $62,413 in 1998 and $40,027 in each of 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $8,000 in each of 1998 and 1997 and $7,500 in 1996. Regarding the premiums paid by Chatwins Group for life insurance, Mr. Lawyer has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, he will pay the shortfall to Chatwins Group. The policy has a face value of $1.5 million.
(4) Includes 401(k) matching payments of $2,125, $1,575 and $3,150 in 1998, 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Pension Plan of $7,083, $5,250 and $5,250 in 1998, 1997 and 1996, respectively.
(5) Includes 401(k) matching payments of $4,950, $4,750 and $4,750 in 1998, 1997 and 1996, respectively; and payments under the Chatwins Group, Inc. Money Purchase Plan of $7,260, $6,914 and $6,648 in 1998, 1997 and 1996,
    respectively.

   Further compensation information with respect to Messrs. Charles E. Bradley, Sr. and Evans is set forth in "Proposal 2. The Election of Directors--Executive Compensation and Other Information."

Executive Employment Agreements

   Chatwins Group entered into an employment agreement, dated as of August 1, 1996, with Joseph C. Lawyer to serve as President and Chief Executive Officer of Chatwins Group. The initial term of the employment agreement expired on July 31, 1999 but the agreement automatically renews annually thereafter if not previously renegotiated. This employment agreement replaced an earlier agreement between Mr. Lawyer and Chatwins Group that expired on July 31, 1996. Pursuant to the employment agreement, Mr. Lawyer receives the following compensation and benefits:

  . an annual base salary, which was established at $354,144 for 1996, $388,404 for 1997 and $427,316 for 1998

  . an annual bonus of up to 65% of his base salary based on Chatwins Group's performance relative to its annual projections

  . a $600 per month automobile allowance

  . two club memberships

  . a $1.0 million life insurance policy and a $1.5 million split-dollar life insurance policy

  . coverage under Chatwins Group's other fringe benefit plans for executive officers

   The annual base salary for 1999 was determined by the board of directors. In the event that the employment agreement is terminated due to Mr. Lawyer's death or disability, Chatwins Group will continue to pay the base salary for not less than a one-year period. In the event that Chatwins Group terminates the employment agreement without cause or in the event that Mr. Lawyer resigns with good reason or following a change of control approved by Chatwins Group's board of directors and stockholders, Mr. Lawyer will be entitled to receive his base salary, health coverage and life insurance coverage for one and one-half years or for the balance of the term of the employment agreement, whichever is greater. This employment agreement is expected to be replaced by a substantially identical agreement between Mr. Lawyer and Reunion Industries after the merger. Mr. Lawyer is currently employed under the terms of the agreement which was automatically renewed to July 31, 2000 under the agreement.

Post-Merger Board of Directors

   Following the consummation of the merger, two persons designated by Chatwins Group will be appointed to serve on the board of directors of Reunion Industries. It is currently anticipated that Mr. Lawyer and Mr. Kimball Bradley will be the persons designated by Chatwins Group to serve on the Reunion Industries board of directors. If the merger is consummated, the post-merger board of directors will be comprised as follows:

      Name                                                                   Age
      ----                                                                   ---
      Charles E. Bradley, Sr................................................  70
      John G. Poole.........................................................  56
      Thomas N. Amonett.....................................................  56
      Thomas L. Cassidy.....................................................  71
      W.R. Clerihue.........................................................  76
      Franklin Myers........................................................  47
      Joseph C. Lawyer......................................................  54
      Kimball J. Bradley....................................................  34

   The business experience of Messrs. Charles E. Bradley, Sr., Poole, Amonett, Cassidy, Clerihue and Myers are described in "Proposal 2. The Election of Directors--Nominees."

   The business experience of Messrs. Lawyer and Kimball Bradley are described in "Post-Merger Management."

Compensation of Directors

   Information regarding the compensation of Messrs. Charles E. Bradley, Sr., Amonett, Cassidy, Clerihue, Myers and Poole by Reunion Industries is set forth in "Proposal 2. The Election of Directors--Director Compensation."

   Charles E. Bradley, Sr. is entitled to receive a stipend in his capacity as Chairman of the Board of Chatwins Group at a rate of $100,000 per year. Chatwins Group paid Mr. Bradley's $100,000 stipend in 1998. As of June 29, 1994, Chatwins Group and Mr. Bradley agreed to a split dollar life insurance arrangement. Pursuant to this arrangement, Chatwins Group agreed to maintain three universal type life policies on Mr. Bradley and his wife. Chatwins Group will be reimbursed for the premiums it pays for such policies from either the death benefit of the policies or their cash surrender value. Mr. Bradley has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, Mr. Bradley will pay the shortfall to Chatwins Group. The annual premiums paid by Chatwins Group totaled $355,375 in 1998.

   John G. Poole is entitled to receive a stipend in his capacity as a director of Chatwins Group and liaison with investment banks of $42,000 per year. Chatwins Group paid Mr. Poole's $42,000 stipend in 1998. As of December 12, 1995, Chatwins Group and Mr. Poole agreed to a split dollar life insurance arrangement. Pursuant to this arrangement, Chatwins Group agreed to maintain two universal type life policies on Mr. Poole. Chatwins Group will be reimbursed for the premiums it pays for these policies from either the death benefit of the policies or their cash surrender value. Mr. Poole has agreed with Chatwins Group that if the policy proceeds are insufficient to reimburse Chatwins Group for the full amount of premiums paid, Mr. Poole will pay the shortfall to Chatwins Group. The annual premiums paid by Chatwins Group totaled $116,453 in 1998.

Compensation Committee Interlocks

   From 1994 through 1999, Charles E. Bradley, Sr. and Joseph C. Lawyer participated in deliberations of Chatwins Group's board of directors concerning executive officer compensation for 1994 through 1999. No other officer or employee of Chatwins Group participated in deliberations regarding executive officer compensation for these years.

Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management

   As of October 22, 1999, Reunion Industries had outstanding 3,940,100 shares of common stock. There will be approximately 11,990,100 shares of Reunion Industries common stock outstanding immediately after the merger. The following table sets forth information regarding the beneficial ownership of Reunion Industries' common stock at October 22, 1999 and the expected beneficial ownership of Reunion Industries common stock immediately after the merger, by the following:

  . each stockholder known to Reunion Industries to own 5% or more of Reunion Industries common stock

  .  each director of Reunion Industries

  . each of the chief executive officer and the other named executive officers of Reunion Industries

  . all current directors and executive officers of Reunion Industries as a group

   Except as set forth in the footnotes to the following table, each stockholder has sole dispositive and voting power with respect to the shares of Reunion Industries common stock shown as owned by him.

                                  Pre-Merger               Post-Merger
                             ------------------------- ----------------------------
                              Amount and       Percent  Amount and          Percent
     Name (and Address          Nature           of       Nature              of
of 5% of Beneficial Owners)  of Ownership       Class  of Ownership          Class
---------------------------  ------------      ------- ------------         -------
Chatwins Group, Inc.....      1,450,000         36.8%         -- (1)          --
 300 Weyman Plaza, Suite
  340
 Pittsburgh, PA 15236

Bradley Family Limited
 Partnership............      1,450,000(2)      36.8%   4,506,827(2)         37.6%
 c/o Stanwich Partners,
  Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Partners,
 Inc....................      1,450,000(2)      36.8%         -- (2)          --
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Stanwich Financial Serv-
 ices Corp. ............        271,280(3)       6.9%     271,280(3)          2.3%
 c/o Stanwich Partners,
  Inc.
 62 Southfield Avenue
 One Stamford Landing
 Stamford, CT 06902

Thomas N. Amonett.......         49,000(4)       1.2%      49,000(4)          0.4%

Charles E. Bradley,
 Sr.....................      1,477,600(5)      37.2%   4,599,298(5)         38.3%

Kimball J. Bradley......            --           --     5,285,283(2)         44.1%

Thomas L. Cassidy.......         30,000(4)       0.8%      33,243(4)          0.3%

W.R. Clerihue...........         20,000(4)       0.5%      20,000(4)          0.2%

Joseph C. Lawyer........            --           --       586,890             4.9%

Franklin Myers..........        118,710(4)       3.0%     118,710(4)          1.0%

John G. Poole...........      1,465,000(2)(4)   37.0%   1,596,459(2)(4)(6)   13.3%

Richard L. Evans........         63,000(7)       1.6%      63,000(7)          0.5%

John M. Froehlich.......            --           --           973             0.0%

All current directors
 and executive officers
 as a group.............      1,773,310(8)      43.3%   7,846,029(8)         64.6%

--------
(1) Pursuant to the amended and restated merger agreement, all shares of Reunion Industries common stock held by Chatwins Group will be retired in the merger.
(2) Includes all shares of common stock shown as beneficially owned by Chatwins Group. The Bradley Family Limited Partnership was established by Mr. Bradley in May 1998 for estate planning purposes and Mr. Bradley owns 1% as general partner and 55% as a limited partner. The Bradley Family Limited Partnership beneficially owns the shares owned by Chatwins Group due to its ownership of Chatwins Group's common stock. The Bradley Family Limited Partnership has designated Stanwich Partners, Inc. to vote these shares and Stanwich Partners in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, the Bradley Family Limited Partnership may be deemed to be the beneficial owner of these shares with shared dispositive power with Charles
    E. Bradley, Sr. with respect thereto (see note 5), and Stanwich Partners and Mr. Poole may be deemed to be the beneficial owner of these shares with voting power with respect thereto. Upon the effectiveness of the merger, Mr. Kimball J. Bradley will replace Stanwich Partners as the person designated by the Bradley Family Limited Partnership to vote these shares. Therefore, as a result of the merger and the transfer of voting power to Kimball J. Bradley, Stanwich Partners and Mr. Poole will no longer be deemed to be beneficial owners of these shares and Mr. Kimball J. Bradley, the Bradley Family Limited Partnership, and, perhaps, Mr. Charles E. Bradley, Sr. (see note 5) will be deemed to be the beneficial owner of these shares immediately after the merger.
(3) Acquired by Stanwich Financial Services Corp. from Parkdale Holdings Corporation N.V. pursuant to a settlement agreement with respect to loans secured by these shares. On January 28, 1999, Reunion Industries board of directors resolved to permit this transaction notwithstanding the Transfer Restrictions in Reunion Industries' Certificate of Incorporation after determining that, based on the facts presently in existence, the transaction will not jeopardize Reunion Industries' full utilization of its tax benefits.
(4) Includes options to purchase 15,000 shares of common stock.
(5) Includes all shares of common stock shown as beneficially owned by Chatwins Group. Mr. Charles E. Bradley, Sr. is Chairman of the Board of Chatwins Group as well as the beneficial owner of more than 47% of the issued and outstanding shares of Chatwins Group and may, under Rule 13d-3, be deemed to be the beneficial owner of all shares of Reunion Industries common stock beneficially owned by Chatwins Group. Mr. Bradley disclaims beneficial ownership of these shares. Includes currently exercisable options to purchase 27,600 shares of common stock. Post-merger figures include all shares shown as beneficially owned by the Bradley Family Limited Partnership. See note 2.
(6) Post-merger figures include 1,446,605 shares owned by the John Grier Poole Family Limited Partnership established by Mr. Poole in 1995 for estate planning purposes, and of which Mr. Poole owns 1% and is the sole general partner. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting and dispositive power with respect thereto. Also includes 134,854 shares as to which Mr. Poole has voting rights, but not dispositive rights. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting rights with respect thereto.
(7) Includes currently exercisable options to purchase 52,000 shares of common stock.
(8) Includes currently exercisable options to purchase an aggregate of 154,600 shares of common stock.

                          OTHER MERGER-RELATED MATTERS

Federal Income Tax Consequences of the Merger

   The following discussion does not include any state, local and foreign tax consequences, and does not specifically address the consequences to common stockholders of Chatwins Group or Reunion Industries other than individual United States citizens who hold their securities as a capital asset. Each stockholder of Chatwins Group or Reunion Industries is urged to consult with his or her own tax advisor as to the consequences of the merger.

Federal Income Tax Consequences to Chatwins Group's Common Stockholders

   Consummation of the merger is not conditioned upon the receipt of a ruling from the Internal Revenue Service as to the tax consequences of the transactions, and no such ruling has been requested. The board of directors of Reunion Industries believes that, and has received an opinion of Finn Dixon & Herling LLP to the effect that:

  . the merger will be treated as a tax-free reorganization under Section
    368(a)(1)(A) of the Code

  . no gain or loss will be recognized by Chatwins Group's common stockholders on the receipt of shares of Reunion Industries common stock solely in exchange for shares of Chatwins Group common stock

  . the tax basis of shares of Reunion Industries common stock received pursuant to the merger will equal the tax basis of the shares of Chatwins Group common stock exchanged therefor

  . provided that the shares of Chatwins Group common stock are held as capital assets at the time of the merger, the holding period of the shares of Reunion Industries common stock received in the merger will include the holding period of the shares of Chatwins Group common stock exchanged therefor

  . no gain or loss will be recognized by the stockholders of Reunion
    Industries solely as a result of the consummation of the merger

   In rendering its opinion, Finn Dixon & Herling LLP considered the applicable provisions of the Code, Treasury regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and any other authorities they considered relevant.

   Finn Dixon & Herling LLP has not rendered an opinion on the prospective effectiveness of the transfer restrictions imposed by the board of directors on Reunion Industries common stock in preserving the net operating loss carryforwards of Reunion Industries, and has not been requested to do so by Reunion Industries. Although Reunion Industries believes that these transfer restrictions can effectively preserve the net operating loss carryforwards, future transactions cannot be predicted or addressed with the degree of certainty necessary to support a legal opinion. Accordingly, no assurances of counsel are or can be given to Reunion Industries and its stockholders that the net operating loss carryforwards will not be severely limited under Section 382 of the Code by reason of any future transactions. See "Risk Factors--Reunion Industries may not be able to utilize its net operating loss carryforwards as expected."

Federal Income Tax Consequences to Reunion Industries and Current Stockholders

   No gain or loss should be recognized by Reunion Industries or its stockholders on the transfer of Chatwins Group assets to Reunion Industries or Reunion Industries' accession to Chatwins Group's liabilities as a result of the merger. The basis of Chatwins Group's assets acquired by Reunion Industries in the merger should be the same as the basis of those assets in Chatwins Group's hands immediately prior to the merger, and Reunion Industries' holding period should include the Chatwins Group's holding period for these assets. The tax basis of Reunion Industries' common stock held by existing stockholders of Reunion Industries prior to the merger will remain the same after the merger.

   Chatwins Group's tax attributes generally will carry over to Reunion Industries. Reunion Industries also should succeed to Chatwins Group's earnings and profits. Reunion Industries should be treated as a continuation of Chatwins Group for purposes of computing depreciation and for other specified purposes.

Extension of Transfer Restrictions; Preservation of Tax Benefits

   Under the Code, net operating loss carryforwards for federal tax purposes offset taxable income in future years and eliminate income taxes otherwise payable on taxable income in future years, except for purposes of calculating alternative minimum tax liability. As of December 31, 1998, Reunion Industries' net operating loss carryforwards were approximately $258.1 million. Reunion Industries' net operating loss carryforwards expire as follows: $44.1 million in 1999, $87.3 million in 2000 and $126.7 million during the years 2001 through 2018.

   On June 20, 1995 Chatwins Group acquired 1,450,000 shares of common stock, at that time approximately 38% of Reunion Industries' outstanding common stock, held by Parkdale Holdings Corporation, N.V. As a result, the availability of Reunion Industries' net operating loss carryforwards might have been limited by
Section 382 of the Code and the Treasury regulations promulgated thereunder if an "ownership change," as that term is defined in the Code, occurred in the subsequent three-year period ending June 19, 1998.

   The transfer restrictions described below were established by Reunion Industries to prevent an ownership change from occurring. In view of the fact that at least three years have passed since the Chatwins Group acquisition and during this period there has been no material change in the percentage ownership of Reunion Industries, except for the acquisition of approximately 6.9% of Reunion Industries common stock by Stanwich Financial from Parkdale, by any direct or indirect holder whose changes must be taken into account for purposes of determining whether or not an ownership change has occurred, the board of directors has determined, based upon an opinion of Finn Dixon & Herling LLP, that the merger itself will not result in an ownership change and therefore will not jeopardize Reunion Industries' full utilization of its net operating loss carryforwards. Accordingly, the board of directors' approval of the merger required by the transfer restrictions has been granted.

   Reunion Industries believes that the transfer restrictions were successful in preventing an ownership change during the three years subsequent to the Chatwins Group acquisition of Reunion Industries common stock described above, but the transactions contemplated by the merger will again create a risk that, absent the continuance of the transfer restrictions for at least three years after the merger, an ownership change could result if any other person acquires 5% or more of Reunion Industries' common stock in the future. Accordingly, the board of directors of Reunion Industries has determined to extend the transfer restrictions until the day after the third anniversary of the effective date of the merger as being necessary or desirable to preserve the net operating loss carryforwards. The determination was based upon an opinion of Finn Dixon & Herling LLP.

   Accordingly, the common stock of Reunion Industries outstanding immediately prior to the merger, the common stock to be issued by Reunion Industries to the stockholders of Chatwins Group in connection with the merger, and any common stock issuable upon exercise of options granted under any of Reunion Industries' stock option plans, will be subject to the transfer restrictions, which are set forth in Article V of the certificate of incorporation of Reunion Industries. All Reunion Industries common stock certificates will contain a legend informing holders and transferees of the transfer restrictions.

   Section 382 of the Code provides that, if a corporation undergoes an ownership change, its ability to use its net operating loss carryforwards in the future may be limited. An ownership change occurs when the aggregate cumulative increase in the percentage ownership of a corporation's capital stock owned by persons holding 5% or more of the fair market value of such stock is more than 50 percentage points within a three-year testing period. For purposes of determining percentage ownership, Section 382 generally defines stock to include all issued and outstanding stock, except certain preferred stock. In addition, recent Treasury regulations provide that certain stock that may be acquired pursuant to warrants, options, rights to purchase stock, rights to convert other instruments into stock, and options or other rights to acquire any such interest may under certain circumstances be deemed to have been acquired prior to the actual issuance or transfer of such stock for purposes of determining the existence of an ownership change under Section 382 of the Code.

   In determining whether the aggregate cumulative increase in the percentage ownership of capital stock by 5-percent stockholders is more than 50 percentage points in any three-year testing period, special rules apply. All stockholders who are not 5-percent stockholders individually are aggregated into one or more public groups, each of which is considered to be a 5-percent stockholder. Ownership of stock is generally attributed to the ultimate individual beneficial owner, and ownership by nominees, corporations, partnerships, trusts or other entities generally is disregarded except to the extent used to identify different public groups or other 5-percent stockholders. When 5% or more of a corporation's stock is owned by another entity such as a corporation, trust or partnership at any time during the testing period, the owners of the other entity may be treated as one or more separate, segregated groups of stockholders that are 5-percent stockholders of the corporation, depending on whether those owners indirectly own as much as 5% of the corporation's stock. Similarly, the purchasers of any stock from the entity may be treated as a separate, segregated group of stockholders that is a 5-percent stockholder.

   The applicable Treasury regulations also provide that purchasers of stock from the issuing corporation in a public offering may under certain circumstances be considered a separate stockholder group that is treated as a 5-percent stockholder that previously owned no stock. The transfer restrictions, accordingly, are generally designed to prohibit transfers to persons holding or who thereafter hold sufficient Reunion Industries common stock, either directly or constructively, such that they would be treated as 5-percent stockholders under the applicable Treasury regulations and are intended to prevent an ownership change and thereby preserve Reunion Industries' ability to maximize use of the net operating loss carryforwards.

   If an ownership change occurs within the meaning of Section 382 of the Code, the amount of net operating loss carryforwards that a company may use to offset income in any future taxable year is limited, in general, to an amount determined by multiplying the fair market value of such company's outstanding capital stock on the change date by the "long-term tax-exempt rate," which is published monthly by the Internal Revenue Service. For purposes of this calculation, the fair market value of a company's outstanding capital stock is adjusted to exclude any capital infusions occurring during the prior two years.

   The following is a summary of the transfer restrictions on Reunion Industries common stock which are set forth in Article V of Reunion Industries' certificate of incorporation. The transfer restrictions apply to transfers of Reunion Industries common stock and any other instrument that would be treated as "stock," as determined under applicable Treasury regulations. They are intended to prevent any person or group of persons from becoming a 5-percent stockholder of Reunion Industries and to prevent an increase in the percentage Stock ownership of any existing person or group of persons that constitutes a 5-percent stockholder. Under the transfer restrictions, if a stockholder transfers or agrees to transfer stock, the transfer will be prohibited and void to the extent that it would cause the transferee to hold a prohibited ownership percentage, which is defined under Reunion Industries certificate of incorporation by reference to complex federal tax laws and regulations, but generally means direct and indirect ownership of 5% or more of stock or any other percentage that would cause a transferee to be considered a 5-percent stockholder under applicable Treasury regulations. A transfer is also prohibited and void if either it would result in the transferee's ownership percentage increasing if the transferee was considered a 5-percent stockholder within the three prior years or the transferee's ownership percentage already exceeds 5-percent, unless otherwise agreed to by Reunion Industries. The transfer restrictions do not prevent transfers of stock between persons who are not considered a 5-percent stockholder.

   The acquisition of stock from an individual or entity that owns directly 5% of the stock would be deemed to result in the identification of a separate, segregated "public group" which is a new 5-percent stockholder. Consequently, the transfer restrictions will prohibit certain transfers of equity interests by, and other actions involving, persons having a 5-percent stock ownership, unless the transfer or other action is approved by Reunion Industries' board of directors in advance or permitted by a resolution of the Reunion Industries board of directors.

   The transfer restrictions do not apply to any transfer that has been approved by Reunion Industries' board of directors if the approval is based upon a determination by the board that the proposed transfer will not jeopardize Reunion Industries' full utilization of the net operating loss carryforwards. The board may or may not grant any the transfer requests based upon existing facts and circumstances at the time. Board approval of any prohibited transfer transactions must be based upon an opinion of counsel.

   In addition to voiding prohibited transfers, the transfer restrictions provide a method of nullifying the effect of certain prohibited transfers after the transfers have purportedly occurred. If a purported transfer is made in violation of the transfer restrictions, the transferee will not be recognized as the owner of the stock. If Reunion Industries determines that a purported transfer has violated the transfer restrictions, it shall require the transferee to surrender the relevant stock and any dividends he or she has received on them to an agent designated by Reunion Industries. The designated agent will sell the stock in an arm's length transaction. If the transferee has resold the stock before receiving Reunion Industries' demand to surrender the stock, the transferee generally will be required to transfer to the designated agent the proceeds of the sale and any distributions he or she has received on the stock. After repaying its own expenses and reimbursing the transferee for the price paid for the stock or the fair market value of the stock at the time of the attempted transfer to the transferee by gift, inheritance or similar transfer, the designated agent will pay any remaining amounts to the person who sold the stock to the transferee. If the identity of the person who sold the stock cannot be determined through inquiry of the transferee, the designated agent or Reunion Industries shall hold the amounts pending the determination of the identity of the seller and, if after 90 days, that identity cannot be determined, then the sale proceeds may be paid over to a court or governmental agency or to a tax-exempt entity designated under Section 501(c)(3) of the Code.

   While the transfer restrictions may have anti-takeover effects, management believes that the tax benefits of the transfer restrictions outweigh any other effects they may have on Reunion Industries or its stockholders.

Termination or Extension of Transfer Restrictions

   On July 30, 1999, the board of directors extended the transfer restrictions on the Reunion Industries common stock to terminate upon the earliest to occur of:

  . the day after the third anniversary of the effective date of the merger

  . the repeal of Section 382 of the Code if Reunion Industries' board of directors determines that the transfer restrictions are no longer necessary

  . the beginning of a taxable year as to which Reunion Industries' board of directors determines prior to the beginning of that taxable year that no net operating loss carryforwards or other tax benefits otherwise available to Reunion Industries may be carried forward

   In addition, the board of directors of Reunion Industries is authorized to accelerate or extend the date that it determines that no net operating loss carryforwards or other type benefit may be carried forward if the board determines, based on an opinion of counsel, that such acceleration or extension is reasonably necessary or desirable to preserve the net operating loss carryforwards or other tax benefits or that the transfer restrictions are no longer necessary for the preservation thereof.

Accounting Treatment

   The merger will be accounted for as a purchase under APB Opinion No. 16 "Business Combinations". Chatwins Group will be the acquirer for purposes of applying purchase accounting to the merger. Chatwins Group's assets and liabilities will continue to be carried at their historical book values after the merger, and

63.2% of Reunion Industries' assets and liabilities, representing the percentage of Reunion Industries' common stock not currently owned by Chatwins Group, will be revalued at fair value at the time of the merger. The excess, if any, of the "purchase price" of the merger over the fair value of 63.2% of Reunion Industries' assets and liabilities will be designated as goodwill to be amortized by Reunion Industries over fifteen years. The value of Reunion Industries' common stock to be used for determining the "purchase price" will be the quoted market value of the common stock owned by all stockholders of Reunion Industries other than Chatwins Group at the time the terms of the merger are announced. The resulting amount is the APB Opinion No. 16 purchase price for the approximately 63.2% of Reunion Industries not currently owned by Chatwins Group. This amount is compared to 63.2% of the fair value of Reunion Industries' assets and liabilities to determine the amount of goodwill to be recognized.

Shares of Reunion Industries Common Stock Eligible for Future Sale

   All shares of Reunion Industries common stock that will be issued in the merger to stockholders of Chatwins Group who were not affiliates of Chatwins Group at the time the amended and restated merger agreement was submitted to Chatwins Group stockholders will be registered under the Securities Act of 1933 and will be freely transferable, subject to the transfer restrictions in the Reunion Industries certificate of incorporation. Approximately 17.3% of Chatwins Group common stock is held by persons who were not affiliates of Chatwins Group at such time. These stockholders will own approximately 13.7% of Reunion Industries common stock after the merger assuming that none of them exercises appraisal rights with respect to their shares.

   Chatwins Group stockholders who, at the time the amended and restated merger agreement was submitted to Chatwins Group stockholders for approval, were affiliates of Chatwins Group, will receive "restricted stock" in the merger, as defined in Rule 144 under the Securities Act of 1933. Chatwins Group affiliates include directors, executive officers and significant stockholders of Chatwins Group, and other persons whom they control, who are controlled by them or who are under common control with them. Under Rule 144, the Chatwins Group affiliates effectively cannot sell the restricted stock they receive in the merger in the market for a period of one year after the merger unless the shares are registered under the Securities Act of 1933. After one year, Rule 144 limits for a period of at least one more year the number of shares that the former Chatwins Group affiliate could sell during any three-month period. Reunion Industries presently intends to file a registration statement with the Securities and Exchange Commission after the merger to register the shares of Reunion Industries common stock that affiliates of Chatwins Group will receive in the merger. Assuming that all of the contingent shares are issued and that none of the Chatwins Group stockholders exercises their appraisal rights, the number of shares that will be covered by the registration statement will be approximately 8,270,000. If the registration statement is declared effective by the Securities and Exchange Commission, the Chatwins Group affiliates will be able to sell the Reunion Industries common stock they receive in the merger without any timing or volume restrictions that would otherwise apply to them under Rule 144.

   This proxy statement/prospectus does not cover resales of Reunion Industries common stock to be received by the stockholders of Chatwins Group in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Anti-Takeover Effects

   The transfer restrictions on the Reunion Industries common stock and the consummation of the merger may prevent or discourage an attempt by another person or entity to acquire control of Reunion Industries. In addition, the transfer restrictions and new common stock issuance resulting in control of Reunion Industries by Mr. Charles E. Bradley, Sr. and Mr. John G. Poole and members of their families, who will own approximately 61.6% of the outstanding common stock of Reunion Industries, may render it more difficult for a third party to effect a merger or similar transaction, even if the merger or similar transaction is favored by a majority of the independent stockholders. The transfer restrictions and the consolidation of control may discourage or defeat mergers, proxy contests, or management changes that stockholders may determine to be in the best interests of Reunion Industries. The transfer restrictions may also prevent a party from acquiring an interest in Reunion

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Industries large enough to effect a change in management of Reunion Industries.
Reunion Industries has proposed the merger for reasons set forth in this proxy statement/prospectus and has extended the transfer restrictions in order to protect the availability of Reunion Industries' significant net operating loss carryforwards, and not as part of an anti-takeover plan or strategy. See "Ownership Information--Security Ownership of Certain Beneficial Owners and Management" and "--Extension of Transfer Restrictions; Preservation of Tax Benefits."

   No employment, credit or other agreements to which Reunion Industries is party are likely to have any anti-takeover effects. No provisions of Reunion Industries' certificate of incorporation or bylaws can be considered to have an anti-takeover effect other than:

  .  the transfer restrictions,

  . Article VI of the certificate of incorporation and Section 3.1 of the bylaws of Reunion Industries, which establish a maximum number of directors (12), and

  . Article IX of the certificate of incorporation and Section 2.10 of the bylaws, which abolish cumulative voting by stockholders in director elections.

   The merger has not been proposed to forestall or hinder any specific effort to accumulate Reunion Industries' securities or to obtain control of Reunion Industries by means of a merger, tender offer, solicitation in opposition to management or otherwise. At the present time, the board of directors does not have any plan or intention to propose any anti-takeover measures in the future.

Second-Step Merger Unlikely

   Reunion Industries does not expect to propose a second-step merger transaction to eliminate the post-merger minority stockholders of Reunion Industries. One of the reasons that Chatwins Group is engaging in the merger is to increase the liquidity available to its stockholders through a merger with a public company. Another reason is to reduce its debt load. Both these goals would be undermined if a second step merger were to occur. Reunion Industries also expects that the terms of the refinancing will restrict payments in respect of its capital stock. In addition, a second-step merger within three years of the merger with Chatwins Group would likely restrict the availability of Reunion Industries' net operating loss carryforwards.

            DESCRIPTION OF CAPITAL STOCK; DIVIDENDS; TRANSFER AGENT

   Reunion Industries is authorized to issue 20,000,000 shares of common stock, $.01 par value per share, of which 3,940,100 were issued and outstanding as of October 22, 1999. Each share of common stock has one vote on all matters presented to the stockholders. Since the common stock does not have cumulative voting rights, the holders of more than 50% of the shares may elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. Subject to the rights and preferences of any preferred stock which may be designated and issued, the holders of common stock are entitled to dividends when and as declared by the board of directors and are entitled on liquidation to all assets remaining after payment of liabilities. The common stock has no preemptive or other subscription rights. The common stock has no conversion rights or sinking fund provisions. The common stock to be issued in connection with the merger will have the same relative powers, designations, preferences, rights and qualifications as the common stock outstanding immediately prior to the merger, and, like all of the common stock, will be subject to the transfer restrictions described above under "Other Merger-Related Matters--Extension of Transfer Restrictions; Preservation of Tax Benefits."


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   The effects of the issuance of additional common stock, and in some cases of the Reunion Industries Series A and Series B preferred stock, upon the post-merger rights of the existing stockholders of Reunion Industries will include:

  . dilution of the aggregate equity interest of the stockholders

  . dilution of the aggregate voting power of the stockholders

  . a reduction of existing stockholders' interests in the assets of Reunion
    Industries in the event of liquidation

  . the prevention or discouraging of an attempt by another person or entity to acquire control of Reunion Industries following effectiveness of the merger without the approval of its board of directors

   For many years, Reunion Industries has reinvested any earnings in its business and, accordingly, has not paid any dividends on its common stock. Although Reunion Industries intends to continue to invest any future earnings in its business, it may determine at such future date that the payment of cash dividends on its common stock would be desirable. The payment of any such dividends would depend, among other things, upon the earnings and financial condition of Reunion Industries.

   Registrar and Transfer Company, Cranford, New Jersey, is the transfer agent and registrar for the Reunion Industries common stock.

   Reunion Industries is authorized to issue 10,000,000 shares of "blank check" preferred stock, par value $.01 per share. The term "blank check" preferred stock refers to stock for which the designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions are determined by a corporation's board of directors. Accordingly, the board of directors of Reunion Industries is able to authorize the issuance of up to 10,000,000 shares of preferred stock in one or more series, with such rights, qualifications, limitations and restrictions as may be determined in the board's sole discretion, with no further authorization required of the stockholders. The existence of the authorized and unissued preferred stock may enable the board of directors of Reunion Industries to render more difficult or to discourage an attempt to obtain control of Reunion Industries by means of a merger, tender offer, proxy contest or otherwise.

   The Reunion Industries Series A preferred stock to be issued in exchange for the Chatwins Group preferred stock in the merger is a series of Reunion Industries "blank check" preferred stock. See "The Merger--Terms of the Merger--Conversion of Chatwins Group Preferred Stock" for a discussion of the rights and preferences of Reunion Industries' Series A preferred stock which will be issued in connection with the merger.

   The Reunion Industries Series B preferred stock to be issued in the acquisition of Kingway in exchange for the preferred stock of Kingway is a series of Reunion Industries "blank check" preferred stock. The Reunion Industries Series B preferred stock will have the following material rights, preferences, privileges and restrictions:

  . subject to any restrictions provided by law, Reunion Industries' certificate of incorporation or the terms of any Reunion Industries indebtedness, it will be redeemable at any time at the option of Reunion Industries at the redemption price then in effect, plus accumulated but unpaid dividends, and will be senior to Reunion Industries common stock and Series A preferred stock in such voluntary redemption

  . the aggregate initial redemption price will be $5.0 million, plus approximately $1.6 million of accrued dividends assuming that the merger closes on December 31, 1999

  . it will carry a cumulative dividend of 15% of the redemption price per annum from November 3, 1997, meaning that, assuming the Series B preferred stock is issued on December 31, 1999, it will have accrued but unpaid dividends of approximately $1.6 million on the date of issuance, payable as and when declared the board of directors of Reunion Industries


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  . as to dividends, it will be senior in right of payment to dividends on the Reunion Industries common stock and the Reunion Industries Series A preferred stock

  . except as required by law, it will not be entitled to any voting rights and will not have any right of conversion into the common stock or any other securities of Reunion Industries

  . upon a liquidation of Reunion Industries, the holders will be entitled to be paid an amount equal to the redemption price plus accrued but unpaid dividends; their right to such payment being junior to any payment to holders of Reunion Industries Series A preferred stock, but senior to any payment to holders of Reunion Industries common stock

   The Reunion Industries Series A preferred stock and Series B preferred stock will be privately held and Reunion Industries has no plans or obligations at this time to register the Reunion Industries Series A or Series B preferred stock under the Securities Act. The Reunion Industries Series A and Series B preferred stock will not be subject to the transfer restrictions. Mr. Charles
E. Bradley, Sr. and Mr. John G. Poole are beneficial owners of all of the Chatwins Group preferred stock presently outstanding and will be beneficial owners of all the Reunion Industries Series A preferred stock upon consummation of the merger and of 50% of the Reunion Industries Series B preferred stock upon the acquisition of Kingway.

   The number of shares of Reunion Industries' Series A preferred stock that will be issued cannot yet be determined. Reunion Industries will issue 5,000 shares of Series B preferred stock if the Kingway acquisition is completed.
                     COMPARATIVE RIGHTS OF SECURITY HOLDERS

   Stockholders' Rights. At the effective time of the merger, the stockholders of Chatwins Group will become stockholders of Reunion Industries. As Reunion Industries stockholders, their rights will be governed by Delaware General Corporation Law and Reunion Industries' certificate of incorporation and bylaws rather than by Chatwins Group's restated certificate of incorporation and bylaws. Following are summaries of the material differences between the rights of Reunion Industries' stockholders and the rights of Chatwins Group's stockholders. For additional information regarding the rights of Reunion Industries' stockholders, see "Description of the Capital Stock; Dividends; Transfer Agent." The following summaries of provisions of Reunion Industries' certificate of incorporation and bylaws are qualified in their entirety by reference to the complete copies of those documents previously filed with the SEC and available in the SEC's public reference rooms. See "Risk Factors--Where You Can Find More Information".

   Both Reunion Industries and Chatwins Group are organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Reunion Industries' capital stock and Chatwins Group's capital stock arise solely from differences in their respective certificates of incorporation and bylaws. The identification of specific differences is not meant to indicate that other differences do not exist, but rather that those differences are not currently viewed by management as being material to this proposed transaction.

   Authorized Capital. Reunion Industries' authorized capital stock consists of 20 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share. Chatwins Group's authorized capital stock consists of 400,000 shares of common stock, par value $.01 per share; 2,249 shares of Class D, Series A preferred stock, par value $.01 per share; 800 shares of Class D, Series B preferred stock, par value $.01 per share; 1,510 shares of Class D, Series C preferred stock, par value $.01 per share; and 1,500 shares of Class E preferred stock, par value $.01 per share, which has been retired by Chatwins Group.

   Reunion Industries and Chatwins Group Preferred Stock. The Delaware General Corporation Law permits a corporation's certificate of incorporation to allow its board of directors to issue, without stockholder approval, one or more series of preferred stock and to designate their rights, preferences, privileges and restrictions. Reunion Industries' certificate of incorporation authorizes the issuance of preferred stock in one or more series. Reunion Industries' board is authorized to fix the voting rights, designations, powers and

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preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of any series. Chatwins Group's certificate of incorporation does not grant "blank check" power to the Chatwins Group board; rather, all of the rights, designations, powers and preferences of the Chatwins Group preferred stock are specifically set forth in Chatwins Group's certificate of incorporation.

   Payment of Dividends. The Delaware General Corporation Law permits the payment of dividends out of a corporation's surplus. Dividends may, in some cases, also be paid out of net profits for the fiscal year in which they were declared or out of net profits for the preceding fiscal year. Reunion Industries' certificate of incorporation and bylaws do not contain any provisions limiting the payment of dividends within the parameters of the Delaware General Corporation Law. Chatwins Group's certificate of incorporation places limitations on the amount of dividends that may be paid in respect of its preferred stock, but not its common stock so long as dividends on its common stock are paid ratably.

   Directors. The Delaware General Corporation Law permits the certificate of incorporation or bylaws of a corporation to contain provisions governing the number and qualification of directors. Reunion Industries' certificate of incorporation provides for a board of directors of at least three and no more than twelve directors, elected annually for a term of one year, or until their respective successors shall be elected and qualify. Reunion Industries currently has six directors. The Chatwins Group bylaws provide for the number of directors to be fixed from time to time by resolution passed by a majority of the Chatwins Group board or by its stockholders. Chatwins Group currently has four directors.

   Stockholder Meetings. The Delaware General Corporation Law provides that a meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or bylaws. Reunion Industries' certificate of incorporation provides that a meeting of stockholders may be called at any time by any of the following:

  .  Reunion Industries' board of directors

  .  the Chairman of the Board

  .  the President

  . the holders of at least 30% of the common stock entitled to vote for the election of directors

Chatwins Group's bylaws provide that a meeting of stockholders may be called by any of the following:

  .  any two directors of the board of directors

  .  the President

  .  any Vice President

  . any stockholder owning a majority of the capital stock of Chatwins Group entitled to vote

   Indemnification of Officers and Directors. Under the Delaware General Corporation Law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Delaware General Corporation Law permits similar indemnification in the case of derivative actions, except that no indemnification may be made against any claim, issue or matter as to which the person shall have been adjudicated to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought shall determine upon application that, despite the adjudication of

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

liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or any other court shall deem proper.

   Reunion Industries' certificate of incorporation provides that the corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative derivative action by reason of the fact that he is or was a director or officer of Reunion Industries, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Reunion Industries' certificate of incorporation also authorizes the advancement of expenses in certain circumstances.

   Chatwins Group's certificate of incorporation also provides that directors and officers of Chatwins Group shall be indemnified by the corporation to the fullest extent permitted by the Delaware General Corporation Law, but does not address the issue of advancement of expenses.

   Business Combinations with Interested Stockholder. Section 203 of the Delaware General Corporation Law prohibits a corporation that does not opt out of its provisions from entering into specified business combination transactions with "interested stockholders," for a period of three years following the date such person became an interested stockholder unless prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless super-majority votes are obtained from the stockholders. An "interested stockholder" generally is defined to include persons beneficially owning 15% or more of a corporation's outstanding capital stock. Reunion Industries has opted not to be governed by Section 203, whereas Chatwins Group has not opted out of Section 203.

   Transfer Restrictions. The certificate of incorporation of Reunion Industries contains the transfer restrictions (see "Other Merger Related Issues--Extension of Transfer Restrictions; Preservation of Tax Benefits"). Chatwins Group's certificate of incorporation does not contain any provisions restricting the transferability of its capital stock.

                          MERGER-RELATED TRANSACTIONS

Sale of Klemp

   On May 28, 1999, Chatwins Group entered into a letter of intent with Alabama Metal Industries Corporation, which was subsequently amended on July 12, 1999 and on August 17, 1999, for the sale of substantially all of the domestic business and assets of its Klemp division for cash and the assumption of certain liabilities. The transaction was completed on September 30, 1999. The cash proceeds from the sale were $32.1 million, subject to post-closing adjustment, and were used to pay down existing Chatwins Group indebtedness. The sale did not include assets and liabilities related to Shanghai Klemp Metal Products Co., Ltd. nor the assets and liabilities related to Klemp de Mexico, S.A. de C.V.

Refinancing Transaction

   It is a condition to Reunion Industries' obligation to close the merger that Reunion Industries have an enforceable agreement with one or more lenders for refinancing sufficient to retire existing Chatwins Group and Reunion Industries indebtedness and to provide adequate working capital to Reunion Industries after giving effect to the merger.

   Reunion Industries currently anticipates that on or about the effective time of the merger, it will enter into senior secured facilities totaling up to $82.0 million with Bank of America. These credit facilities are expected to have three components:

  .  a $45.0 million revolving credit facility

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  .  a $27.0 million term loan facility amortizing in 28 quarterly principal payments

  . a $10.0 million capital expenditures facility amortizing in 20 quarterly principal payments

   These three facilities are expected to have a three-year initial term and automatically renew for additional one-year increments unless either party gives the other notice of termination at least 60 days prior to the beginning of the next one-year term.

   Interest will accrue on loans outstanding under the Bank of America facilities at variable rates tied to either Bank of America's prime rate, as that term would be defined in the financing agreements, or LIBOR, at the option of Reunion Industries. The interest rate tied to the prime rate is expected to initially be the prime rate plus .50% for the revolving credit facility and the prime rate plus .75% for the term loan and capital expenditures facilities. The interest rate tied to LIBOR is expected to initially be LIBOR plus 2.50% for the revolving credit facility and LIBOR plus 2.75% for the term loan and capital expenditure facilities. These interest rates will be subject to quarterly adjustment after the first year based on the ratio of Reunion Industries' total funded debt to earnings before interest, taxes, depreciation and amortization.

   It is expected that any amounts borrowed by Reunion Industries under the new Bank of America facilities will be secured by a first priority lien on substantially all of the current and after-acquired assets of Reunion Industries. After the merger, the lien will cover the assets of Chatwins Group, including, without limitation, all accounts receivable, inventory and proceeds, property, plant and equipment, chattel paper, documents, instruments, deposit accounts, contract rights and general intangibles.

   The new facilities will likely require Reunion Industries to comply with financial covenants and other covenants, including cash flow coverage and leverage tests. In addition, the new facilities will likely contain various affirmative and negative covenants customarily found in credit agreements for similar transactions, including limitations on stockholder and related party distributions. The new facilities will likely require Reunion Industries to pay the reasonable expenses incurred by the lenders in connection with the new facilities. Available borrowings under the Bank of America revolving credit facility is expected to be based upon a percentage of receivables, raw materials, finished goods and work in process. Availability under the Bank of America term loan is expected to be based upon a percentage of presently owned real estate and a percentage of the appraised value of Reunion Industries' machinery and equipment.

   It is expected that Reunion Industries will be required to pay a closing fee to Bank of America of $800,000.

   The closing of the new facilities is expected to be conditioned upon, among other things, Bank of America's completion of a satisfactory investigation of Reunion Industries and Chatwins Group; there being no material adverse change, in the opinion of Bank of America, in Reunion Industries' and Chatwins Group's assets, liabilities, business, financial condition and results of operations; and approval of the facilities by Bank of America.

   As a precondition to the effectiveness of the above senior secured credit facility, Reunion Industries will be required to enter into an agreement with one or more lenders under which these lenders will provide Reunion Industries with approximately $35.0 million in subordinated term debt. Reunion Industries and Chatwins Group have provided information to several potential lenders for financing to satisfy this condition, and have had discussions with some of these potential lenders. However, none of these potential lenders have submitted a proposal for financing on terms acceptable to Reunion Industries and Chatwins Group.

   Reunion Industries and Chatwins Group have proposed to Bank of America an alternative financing structure to replace the $35.0 million subordinated debt condition. Under the alternative approach, Chatwins Group would repurchase $25.0 million of its 13% senior notes immediately prior to the merger. The remaining $25.0 million of 13% senior notes would remain outstanding after the merger. Under the indenture governing the 13% senior notes, these transactions would require the consent of the note holders to the following:

  . eliminate the indenture provision prohibiting the pledge of Chatwins
    Group's property, plant and equipment as collateral for the Bank of America senior secured facilities and the incurrence of new indebtedness

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  . permit the merger by waiving indenture provisions relating to interest coverage, continuing defaults and the incurrence of new indebtedness

  . permit the acquisition of Kingway by waiving indenture provisions relating to interest coverage, continuing defaults and the incurrence of new indebtedness

The holders of more than 50% of the outstanding notes must approve these changes to the terms of the indenture. If Reunion Industries pursues the alternative financing structure, the merger is effectively conditioned upon approval of the holders of the Chatwins Group 13% senior notes. Chatwins Group would seek this approval by means of a consent solicitation. There is no assurance that Chatwins Group would receive the required approval.

   Repurchase of the $25.0 million of senior notes would be funded under an amendment to Chatwins Group's existing senior secured credit facilities with Bank of America. The amendment would add a $15.0 million term loan to the facilities, secured by Chatwins Group's property, plant and equipment, and would permit repurchase of the senior notes using proceeds from the term loan and borrowings under the existing revolving credit line. The Chatwins Group senior secured credit facilities will be refinanced upon completion of the merger with the proceeds of the Reunion Industries senior secured credit facilities described above.

   Under the alternative financing structure, the merger agreement would be amended to provide that the condition requiring retirement of the Chatwins Group 13% notes would be fulfilled if:

  . Reunion Industries and Chatwins Group have an enforceable agreement for senior secured financing, on terms satisfactory to Reunion Industries and Chatwins Group, the proceeds of which are sufficient to provide adequate working capital to Reunion Industries after giving effect to the merger

  . Chatwins Group obtains the required approvals of the holders of its 13% senior notes to permit Chatwins Group to borrow additional secured debt to purchase its 13% senior notes as described above, permit the merger, permit Reunion Industries to enter into the senior secured credit facilities with Bank of America, and permit the acquisition of Kingway

  . Chatwins Group repurchases $25.0 million of the notes

   If the refinancing and merger are completed under the terms of the alternative structure, Reunion Industries will assume the obligations of Chatwins Group under the indenture governing the remaining $25.0 million of 13% senior notes. The Indenture provides that unless approximately $9 million of the net proceeds from Chatwins Group's sale of its Klemp division are used to acquire additional manufacturing-related assets, which may include the assets of Kingway, by the end of March 2000, the company will be required to offer to repurchase at par approximately $14 million principal amount of the 13% senior notes. The Indenture also provides that $12.5 million principal amount of the 13% senior notes are subject to a put option on the part of the note holders in June 2000 and $12.5 million is scheduled to be repaid in May 2001. Reunion Industries may not have the cash resources after the merger to satisfy these repayment obligations and may be required to seek alternative means of refinancing this indebtedness. The indenture governing the 13% senior notes also includes covenants which restrict or prohibit the following:

  . incurrence of indebtedness outside its revolving credit facility unless interest coverage tests are met

  . dividends, stock repurchases, loans, investments and retirements of junior debt

  . liens and encumbrances on assets

  . transactions with affiliates

  . sales of assets at less than fair value and for less than 75% cash consideration

  . mergers, consolidations and the sale of substantially all assets

   The indenture also requires that the company maintain EBITDA (as defined in the indenture) of at least $7.2 million on a last twelve months basis at the end of each fiscal quarter and that the company offer to

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repurchase some or all of the 13% senior notes upon a change of control or the sale of a significant amount of assets where the proceeds are not reinvested in other manufacturing assets within 180 days of the sale.
   The alternative financing proposal also provides that, after the merger:

  . the Kingway acquisition would be completed and Kingway's debt existing upon the acquisition would be replaced as follows:

    . $9.8 million would be repaid with proceeds from the Bank of America senior secured facilities

    . $3.9 million owing to Stanwich Financial Services would be assumed by Reunion Industries, amended to extend the maturity and subordinated to Bank of America

  . The NAPTech acquisition would be deferred or the terms of the debt to be assumed in the NAPTech acquisition would be modified to provide that the debt would remain outstanding and be subordinated to the senior secured facilities until the merged companies meet specified interest coverage and debt ratio tests.

   The pro forma financial information included in this proxy statement/prospectus would not be materially different if the merger were completed and the refinancing transaction effected under the alternative financing proposal compared to the financing transaction first discussed above and reflected in the unaudited Pro Forma Consolidated Condensed Financial Statements beginning on page 84, except for the possible deferral of the NAPTech acquisition. If Reunion Industries obtains financing materially different than as described in this proxy statement/prospectus, or if Reunion Industries and Chatwins Group waive the refinancing condition to the merger, and the financing or waiver of financing would materially change the transaction or the unaudited Pro Forma Consolidated Condensed Financial Statements or any other material information in this proxy statement/prospectus, Reunion Industries will recirculate a revised proxy statement/prospectus and resolicit proxies from its stockholders.

   Bank of America has not accepted this alternative financing proposal and there can be no assurances that it will do so. NAPTech's debt to be assumed in the acquisition has matured. It may not be possible to extend the maturity or refinance the debt on acceptable terms or at all. As a result, Reunion Industries could lose this acquisition opportunity. Reunion Industries and Chatwins Group have not yet taken steps to obtain consents or negotiate modifications of agreements with any third parties other than Bank of America.

   There is no assurance that Reunion Industries will be able to complete this refinancing transaction on the terms of either alternative described above or at all.

Kingway Acquisition

   On November 3, 1997, Stanwich Acquisition Corp. acquired Kingway from the Kingston-Warren Corporation for a purchase price of $18.1 million. Stanwich Acquisition is a privately-held company whose common stock is owned 42.5% by Mr. Charles E. Bradley, Sr., 42.5% by Mr. Kimball J. Bradley and 15% by Mr. Richard L. Evans. Similar to the Auto-Lok division of Chatwins Group, Kingway is in the business of producing industrial and commercial storage racks and materials handling systems.

   At the time Kingway was available for purchase, Chatwins Group's management wanted to acquire Kingway as a compatible business line to its Auto-Lok division because Kingway's computerized systems were thought to be an important line extension to Auto-Lok's storage and materials handling systems. Chatwins Group was not, however, able to consummate the acquisition because of restrictions under its existing financing documents. Mr. Charles E. Bradley, Sr. therefore organized and capitalized Stanwich Acquisition to acquire and hold Kingway until such time as it could be acquired by Chatwins Group.

   Because Kingway had been operating as a division of Kingston-Warren Corporation, it was necessary to establish Kingway's business in new facilities with appropriate overhead support. Meanwhile, Auto-Lok possessed surplus floor space, production workforce, administrative organization and equipment that could be utilized to continue Kingway's operations. Accordingly, Stanwich Acquisition and Auto-Lok entered into a service agreement pursuant to which Kingway would utilize Auto-Lok's surplus capacity in exchange for fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire Kingway from Stanwich Acquisition. This right of first negotiation has since expired. The integration of Kingway's business into Auto-Lok's facility took place primarily during the second quarter of 1998. Through December 31, 1998, costs totaling $1,298,631 have been charged to Kingway under this agreement. At December 31, 1998, Chatwins Group had receivables totaling $780,649 from Kingway. See "Certain Relationships and Related Transactions and Material Contacts with the Company Being Acquired--Kingway Service Agreement."

   Upon the expiration of Chatwins Group's right of first negotiation for the acquisition of Kingway, Reunion Industries decided to acquire Kingway directly and entered into a merger agreement dated as of March 30, 1999, providing for the acquisition of Kingway. For the year ended December 31, 1998, Kingway had total sales of approximately $17.5 million. At December 31, 1998, Kingway had total assets of approximately $20.8 million. In the acquisition, Reunion Industries will:

  . pay $100,000 in cash in exchange for the common stock of Kingway

  . issue shares of new Reunion Industries Series B preferred stock in exchange for shares of Kingway preferred stock

  . assume approximately $13.8 million of Kingway indebtedness, which indebtedness was incurred or replaces indebtedness that was incurred in connection with the acquisition of Kingway by Mr. Charles E. Bradley, Sr., Mr. Kimball J. Bradley and Mr. Evans

   Completion of the merger between Reunion Industries and Chatwins Group and the securing of adequate financing to operate the combined entities are conditions to completion of the Kingway acquisition. Reunion Industries stockholder approval is not required for the Kingway acquisition. There is no assurance that Reunion Industries will be able to successfully complete the Kingway acquisition.

   Stanwich Financial Services is the holder of $7.6 million of debt and 100% of the preferred stock of Kingway and will be the owner of the Reunion Industries Series B preferred stock after the Kingway acquisition. Mr. Charles
E. Bradley, Sr. owns 42.5% of the common stock of Stanwich Holdings, Inc., the parent of Stanwich Financial Services; Mr. Charles E. Bradley, Jr. owns 42.5% of the common stock of Stanwich Holdings; and Mr. John G. Poole owns 7.5% of the common stock of Stanwich Holdings. See also "Interests of Certain Persons in the Merger."

   Management of Reunion Industries believes the terms of the Kingway acquisition are not materially less favorable to Reunion Industries than terms it would likely negotiate with an unaffiliated third party in a similar transaction.

   Based on a number of factors, including:

  . the belief that the Kingway acquisition is a strategic addition to the Auto-Lok division,

  . the fact that the proposed purchase price represents a premium of $75,000 over the purchase price paid for Kingway by the current owners plus their carrying costs, and

  .  the advice of an independent financial advisor,

the board of directors of Reunion Industries including, by separate vote, the independent directors with respect to the transaction, determined the transaction to be in the best interests of Reunion Industries and its stockholders and unanimously approved the agreement providing for the Kingway acquisition.

NAPTech Acquisition

   On August 25, 1998, NPS Acquisition Corp. acquired NAPTech from the Shaw Group for a purchase price of $8.4 million. NPS Acquisition is wholly owned by Mr. Charles E. Bradley, Sr. Like Chatwins Group's CP Industries division, NAPTech manufactures steel seamless pressure vessels. At the time NAPTech was available for purchase, Chatwins Group's management wanted to acquire it as a strategic acquisition by its CP Industries division. Chatwins Group was not, however, able to consummate the acquisition because of restrictions under its existing financing documents. Mr. Charles E. Bradley, Sr. therefore organized and capitalized NPS Acquisition to acquire and hold NAPTech until such time as it could be acquired by Chatwins Group.

   In August 1998, CP Industries and NPS Acquisition entered into a services agreement pursuant to which CP Industries would provide certain administrative services to NAPTech for cash fees which approximate $29,000 per month. The NAPTech services agreement is for one year and may be renewed annually upon agreement by both Chatwins Group and NAPTech. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by its CP Industries division in its normal course of business. At December 31, 1998, Chatwins Group had receivables totaling $148,000 from NAPTech.

   The acquisition of NAPTech continued to be hindered by the terms of Chatwins Group's existing indebtedness, and Reunion Industries decided to acquire NAPTech directly. Reunion Industries entered into a merger agreement dated as of March 30, 1999, for the acquisition of NAPTech. For the year ended December 31, 1998, NAPTech had total sales of approximately $6.2 million. At December 31, 1998, NAPTech had total assets of approximately $9.0 million.

   In the acquisition, Reunion Industries will:

  . pay $10,000 in exchange for the common stock of NAPTech

  . assume approximately $7.4 million of indebtedness of NAPTech incurred in connection with the acquisition of NAPTech by Mr. Charles E. Bradley, Sr.

   Completion of the merger between Reunion Industries and Chatwins Group and the securing of adequate financing to operate the combined entity are conditions to the completion of the NAPTech acquisition. Reunion Industries' stockholder approval is not required for the NAPTech acquisition. There is no assurance that Reunion Industries will be able to successfully complete the NAPTech acquisition.

   Mr. Charles E. Bradley, Sr. owns all of the common stock of NAPTech and is the guarantor on the indebtedness that will be assumed by Reunion Industries in the acquisition. Mr. Bradley will receive all of the consideration paid by Reunion Industries for NAPTech plus a fee of $90,000 for the personal guaranty he gave for the acquisition indebtedness. Stanwich Financial Services is the holder of $100,000 of NAPTech debt. See also "Interests of Certain Persons in the Merger."

   Management of Reunion Industries believes the terms of the NAPTech acquisition are not materially less favorable to Reunion Industries than terms it would likely negotiate with an unaffiliated third party in a similar transaction.

   Based on a number of factors, including:

  . the belief that the acquisition of NAPTech is a strategic addition to the CP Industries division,

  . the fact that the proposed purchase price represents a premium of $5,000 over the purchase price paid for NAPTech by Mr. Bradley, and

  .  the advice of an independent financial advisor,

the board of directors of Reunion Industries including, by separate vote, the independent directors with respect to the transaction, determined the transaction to be in the best interests of Reunion Industries and its stockholders and unanimously approved the agreement providing for the NAPTech acquisition.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

   In considering the recommendation of Reunion Industries board of directors with respect to the merger and related transactions, you should be aware that some stockholders, directors and members of the management of Reunion Industries and some stockholders, directors and members of the management of Chatwins Group have interests in the merger and related transactions which are different from, and in addition to, the stockholders of Reunion Industries generally.

   Except as provided below, Reunion Industries believes that the interest of Reunion Industries' management and principal stockholders in the consummation of the merger arises solely from their respective positions as fiduciaries of Reunion Industries and/or their ownership of securities of Reunion Industries, and that those persons will receive no extra or special benefit from the merger that is not shared on a pro rata basis by all other stockholders. See also "Certain Relationships and Related Transactions and Material Contacts with the Company Being Acquired."

  . Chatwins Group. Chatwins Group is the record owner of approximately 36.8% of the outstanding common stock of Reunion Industries. Accordingly, the beneficial owners of the common stock of Chatwins Group currently have the right to vote up to approximately 36.8% of Reunion Industries' common stock. In the merger, the stockholders of Chatwins Group will be issued Reunion Industries common stock representing approximately 79.2% of Reunion Industries' common stock outstanding after the merger.

  . Charles E. Bradley, Sr. Mr. Charles E. Bradley, Sr. a director of Reunion
    Industries since June 20, 1995, and the President and Chief Executive Officer of Reunion Industries since October 26, 1995, is the Chairman and a director of Chatwins Group and a beneficial owner of approximately 48% of the outstanding common stock of Chatwins Group. This stock is owned of record by the Bradley Family Limited Partnership. Mr. Bradley is the sole general partner of the partnership. Following the merger, the Bradley Family Limited Partnership will beneficially own approximately 38% of Reunion Industries' common stock. The voting rights of the partnership will be controlled after the merger by Mr. Bradley's son, Mr. Kimball J. Bradley. In addition, on May 19, 1998, Mr. Charles E. Bradley, Sr. was granted options to purchase an additional 75,000 shares of common stock by the board of directors of Reunion Industries. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management."

  . John G. Poole. Mr. Poole, a director of Reunion Industries since April
    19, 1996, is a director of Chatwins Group and a beneficial owner of approximately 67% of the outstanding common stock of Chatwins Group. Approximately 48% of Mr. Poole's beneficial ownership arises by virtue of his right to vote the Chatwins Group common stock held of record by the Bradley Family Limited Partnership. After the merger, Mr. Poole will beneficially own approximately 13% of Reunion Industries' common stock because the right to vote the shares owned by the Bradley Family Limited Partnership will be transferred to Mr. Kimball J. Bradley. In addition, on February 13, 1998, Mr. Poole was granted options to purchase an additional 15,000 shares of the common stock of Reunion Industries. See "The Merger--Pre-Merger and Post-Merger Security Ownership of Certain Beneficial Owners and Management."

  . Controlling Interest. As a result of the merger, the former stockholders of Chatwins Group in general, and Messrs. Charles E. Bradley, Sr. and Poole and their respective families, in particular, will have the ability to control the election of directors and the appointment of officers of Reunion Industries, meaning that they will have the ability to direct the business strategy of the company. They will also have the ability to approve important corporate matters, such as amendments to the certificate of incorporation and bylaws of Reunion Industries, mergers, business acquisitions, dispositions and share issuances, without the approval of the other stockholders of Reunion Industries.

  . Thomas L. Cassidy. Thomas L. Cassidy, a director of Reunion Industries since June 20, 1995, was a director of Chatwins Group until June 1997 and currently beneficially owns 100 shares of Chatwins Group common stock, which represents less than 1% of the outstanding and fully diluted common stock of Chatwins Group.

  . Compensation. After the merger, it is expected that Mr. Charles E.
    Bradley, Sr. and Mr. Poole will become the Chairman and Vice Chairman, respectively, of Reunion Industries. Upon completion of the merger and, subject to the approval of the Reunion Industries board, the following is expected:

    . Mr. Charles E. Bradley, Sr.'s annual base compensation as an officer of Reunion Industries and of Chatwins Group will be combined, for a post-merger annual base compensation of $250,000

    . Mr. Poole will be compensated at a base rate of $60,000 per annum, and will no longer be compensated as a non-employee director of Reunion Industries

  . Preferred Stock. Mr. Charles E. Bradley, Sr. and Mr. Poole beneficially own 100% of the Chatwins Group preferred stock outstanding. In the merger, the Chatwins Group preferred stock will be converted into new Reunion Industries Series A preferred stock. See "The Merger--Terms of the Merger--Conversion of Chatwins Group Preferred Stock."

  . 13% Senior Notes. Mr. Charles E. Bradley, Sr., Mr. Poole and Mr. Cassidy are holders of an aggregate of approximately $4.35 million principal amount of Chatwins Group 13% Senior Notes. The redemption of the notes is a condition to completion of the merger, meaning that if the merger occurs, the notes held by Messrs. Charles E. Bradley, Sr., Poole and Cassidy will be redeemed at a redemption price of 104.33% of the principal amount thereof.

  . Kingway. Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of
    Kingway. His son, Mr. Kimball J. Bradley, who is expected to become Executive Vice President of Reunion Industries after the merger and who is currently Senior Vice President of Chatwins Group, owns 42.5% of the common stock of Kingway. Mr. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries, owns 15% of the common stock of Kingway. As a result of this ownership structure, Mr. Charles E. Bradley, Sr., Mr. Kimball J. Bradley and Mr. Evans will receive 100% of the $100,000 cash consideration to be paid by Reunion Industries for the acquisition of Kingway. See "Merger-Related Transactions--Kingway Acquisition."

  . Stanwich Holdings, Inc. Mr. Charles E. Bradley, Sr. owns 42.5% of the common stock of Stanwich Holdings, Inc. Mr. Charles E. Bradley, Jr. owns 42.5% of the common stock of Stanwich Holdings, Inc. and Mr. Poole owns 7.5% of the common stock of Stanwich Holdings, Inc. Stanwich Holdings is the parent of Stanwich Financial Services Corp., which is the holder of $7.6 million of debt and $5.0 million of preferred stock of Kingway. As a result of this ownership of Stanwich Financial Services, Mr. Charles E. Bradley, Sr., Mr. Charles E. Bradley, Jr. and Mr. Poole will indirectly receive 92.5% of the Reunion Industries Series B preferred stock issued by Reunion Industries for the acquisition of Kingway and will indirectly benefit from the repayment of the Kingway indebtedness assumed by Reunion Industries in the acquisition of Kingway. See "Merger-Related Transactions--Kingway Acquisition" and "Description of Capital Stock; Dividends; Transfer Agent."

  . Stanwich Financial Services Equity. Stanwich Financial Services owns approximately 271,280 shares of Reunion Industries common stock. As a result of their indirect ownership of 92.5% of Stanwich Financial Services, Mr. Charles E. Bradley, Sr., Mr. Charles E. Bradley, Jr. and Mr. Poole beneficially own 92.5% of the shares of Reunion Industries common stock owned by Stanwich Financial Services.

  . Personal Guarantee. Mr. Charles E. Bradley, Sr. personally guarantees the obligations of Oneida Rostone and Reunion Industries under Oneida Rostone's credit facility with The CIT Group. The maximum amount subject to Mr. Bradley's guarantee is $21.5 million. As a result of the refinancing transaction, The CIT Group credit facilities will be refinanced and Mr. Charles E. Bradley, Sr. will benefit from the release of his personal guaranty of those credit facilities.

  . NAPTech. Mr. Charles E. Bradley Sr. owns 100% of the common stock of
    NAPTech. As a result, Mr. Bradley will receive all of the $10,000 cash consideration paid by Reunion Industries for the acquisition of NAPTech. Mr. Bradley also personally guarantees approximately $7.4 million of NAPTech indebtedness and, as a result of the assumption of this indebtedness by Reunion Industries, Mr. Bradley will be released of this obligation and he will be paid $90,000 in consideration for having undertaken this guaranty. See "Merger-Related Transaction--NAPTech Acquisition."

  . Chatwins Group Debt. Mr. Charles E. Bradley, Sr. and Mr. Poole are indebted to Chatwins Group in the amount of $1.01 million in connection with the May 1988 issuance of certain Chatwins Group preferred stock. In connection with the merger, it is anticipated that the interest-free demand notes evidencing this indebtedness will be amended and restated to carry an interest rate of 10% and to provide that the interest and the indebtedness will be repayable only out of dividends paid on or redemption proceeds of the Series A preferred stock they receive in the merger.

   Each of Reunion Industries and Chatwins Group are being represented by separate legal counsel in connection with the merger. Additionally, the independent directors of Reunion Industries have been advised by separate legal counsel. Reunion Industries has retained Legg Mason, an investment banking firm, to conduct evaluations of the relative values of Reunion Industries and Chatwins Group. One-half of the directors on the board of directors of Reunion Industries, which is unanimously recommending approval of the amended and restated merger agreement and the merger by the stockholders of Reunion Industries at the annual meeting, have no affiliation with Chatwins Group.

                                 LEGAL MATTERS

   Buchanan Ingersoll Professional Corporation has rendered an opinion as to the validity of the shares of Reunion Industries common stock and the Reunion Industries Series A preferred stock to be issued in connection with the merger. The federal income tax consequences of the merger to Reunion Industries' and Chatwins Group's common and preferred stockholders have been passed upon for Reunion Industries by Finn Dixon & Herling LLP.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES
                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

   The accompanying unaudited pro forma consolidated condensed financial statements and related notes are presented in accordance with the SEC rules and regulations to show the pro forma effects of the merger of all of the assets and business of Chatwins Group with and into Reunion Industries. See "The Merger."

   The merger will be accounted for as a purchase under APB Opinion No. 16 "Business Combinations" with Chatwins Group as the acquirer for purposes of applying purchase accounting. Accordingly, the Chatwins Group assets and liabilities will be accounted for at historical book values and the assets and liabilities of Reunion Industries will be revalued at their estimated fair value subject to adjustment upon completion of a closing date balance sheet. The excess of purchase price over fair value of assets acquired and liabilities assumed (goodwill), if any, for the acquisition of the approximately 63% of Reunion Industries common stock not previously owned by Chatwins Group will be capitalized and amortized over 15 years. For purposes of this presentation, the purchase price in the transaction is deemed to be approximately $8.1 million, consisting of 2,490,000 shares of Reunion Industries common stock not owned by Chatwins Group at June 30, 1999 valued at $3.25 per share, based on the market price of Reunion Industries common stock immediately prior to the announcement of the amended terms of the merger. In June 1995, Chatwins Group had previously acquired 1,450,000 shares, which at that time represented approximately 38% of Reunion Industries' then outstanding common stock and which at June 30, 1999 represented approximately 37% of Reunion Industries' outstanding common stock. The purchase price reflects the acquisition of the approximately 63% of Reunion Industries' common stock not previously owned by Chatwins Group.

   Prior to the closing of the merger, Chatwins Group is assumed to have sold substantially all of the domestic assets of the Klemp division to Alabama Metal Industries for $31.5 million in cash. The sale will be accounted for under APB Opinion No. 30. The cash proceeds, along with the proceeds from the new revolving credit facility, term loan A and term loan B (the new credit facilities) are assumed to be used to pay down existing Chatwins Group indebtedness. The pro forma financial statements for the merged Reunion Industries reflect the sale of Klemp, the redemption of the Chatwins Group $50 million 13% Senior Notes, the refinancing of certain debt of Reunion Industries and the new credit facilities.

   Contemporaneously with the closing of the merger and related refinancing, Reunion Industries plans to acquire Kingway and NAPTech. These acquisitions will be accounted for as purchases under APB Opinion No. 16. The unaudited pro forma consolidated condensed financial statements assume that the consideration for the purchases of Kingway and NAPTech will include the assumption of approximately $20.0 million of Kingway's debt and preferred stock, including accumulated dividends thereon and approximately $7.5 million of NAPTech's debt. Amounts related to Kingway and NAPTech are segregated in the following unaudited pro forma financial statements because Kingway's and NAPTech's results are not included in either Reunion Industries' or Chatwins Group's historical results.

   The unaudited pro forma consolidated condensed balance sheet for the merged Reunion Industries and Chatwins Group is based on the assumption that the merger, the sale of Klemp and the refinancing were completed on June 30, 1999. The unaudited pro forma consolidated condensed income statements for the merged Reunion Industries and Chatwins Group for the six month period ended June 30, 1999 and the year ended December 31, 1998 are based on the assumption that the merger, the sale of Klemp and the refinancing were completed January 1, 1998.

   The unaudited pro forma consolidated condensed balance sheet also assumes that the acquisitions of Kingway and NAPTech were completed on June 30, 1999. The unaudited pro forma consolidated condensed statements of operations for the six month period ended June 30, 1999 and the year ended December 31, 1998 also assume that the acquisitions of Kingway and NAPTech were completed on January 1, 1998. The Kingway and NAPTech acquisitions are not dependent on each other and either could occur without the other. However, management believes that completion of both acquisitions is highly probable because of the affiliated ownership. Therefore, the two acquisitions are presented as a single transaction in the pro forma financial statements.

   The historical financial information for Reunion Industries, Chatwins Group, Kingway and NAPTech presented in the unaudited pro forma consolidated condensed balance sheet at June 30, 1999, and consolidated condensed statement of operations for the six-month period ended June 30, 1999, is derived from unaudited financial statements. The historical financial information for Reunion Industries, Chatwins Group and Kingway presented in the unaudited pro forma consolidated condensed statement of operations for the year ended December 31, 1998, is derived from audited financial statements for the year then ended. The historical financial information for NAPTech presented in the unaudited pro forma consolidated condensed statement of operations for the year ended December 31, 1998, is derived from unaudited financial statements for the year then ended.

   Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have occurred had the transactions been effective on the dates indicated above, and should not be viewed as indicative of operations in future periods. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the accompanying notes and with Reunion Industries' and Chatwins Group's financial statements. The financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and a description of the businesses of Reunion Industries and Chatwins Group have been included in this proxy statement/prospectus.

                            REUNION INDUSTRIES, INC.
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                          June 30, 1999 (in Thousands)

                   Reunion    Chatwins    Sale                       Merged      King-
                  Industries   Group       of      Pro forma        Reunion       Way      NAPTech   Acquisition      Pro Forma
                  Historical Historical  Klemp    Adjustments     and Chatwins Historical Historical Adjustments      Combined
                  ---------- ---------- --------  -----------     ------------ ---------- ---------- -----------      ---------
     ASSETS
Current Assets
Cash.............  $   865    $     81  $ 31,500   $ 47,000 (6a)
                                                     25,636 (6a)
                                                    (53,222)(6b)
                                                    (31,417)(6b)                                      $ 21,500 (6a)
                                                    (19,489)(6b)    $    954    $   894     $  245     (21,508)(6b)   $  2,085
 Receivables--
  Net............    9,766      24,951                                34,717      4,091        461                      39,269
 Inventories--
  Net............    7,306      13,300                                20,606      1,043        572                      22,221
 Other Current
  Assets.........    2,166       3,540                                 5,706        268        101                       6,075
 Net Assets of
  Discontinued
  Operations.....               22,699   (22,148)                        551                                               551
                   -------    --------  --------   --------         --------    -------     ------    --------        --------
 Total Current
  Assets.........   20,103      64,571     9,352    (31,492)          62,534      6,296      1,379          (8)         70,201
Property--Net....   39,849      17,744                                57,593      2,350      1,231                      61,174
Goodwill.........    8,011       3,473                8,093 (3)
                                                      6,500 (4)
                                                    (15,104)(5)
                                                        500 (6b)
                                                        603 (6f)      12,076     11,911      5,823       3,323 (6c)     33,133
Investment in
 Reunion Common
 Stock...........                6,500               (6,500)(4)
Due from Related
 Parties.........                2,303                 (475)(7)        1,828                            (1,293)(7)
                                                                                                          (535)(7)
Deferred
 Financing
 Costs...........      603       3,044                1,500 (6a)
                                                     (2,210)(6d)
                                                       (834)(6e)
                                                       (603)(6f)       1,500         82                    (82)(6c)      1,500
Other Assets--
 Net.............      870       2,551                                 3,421         49         39                       3,509
                   -------    --------  --------   --------         --------    -------     ------    --------        --------
Total Assets.....  $69,436    $100,186  $  9,352   $(40,022)        $138,952    $20,688     $8,472    $  1,405        $169,517
                   =======    ========  ========   ========         ========    =======     ======    ========        ========

                            REUNION INDUSTRIES, INC.
     UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET--(Continued)

                          June 30, 1999 (in Thousands)

                      Reunion    Chatwins   Sale                     Merged      King-
                     Industries   Group      of    Pro forma        Reunion       Way      NAPTech   Acquisition    Pro Forma
                     Historical Historical Klemp  Adjustments     and Chatwins Historical Historical Adjustments    Combined
                     ---------- ---------- ------ -----------     ------------ ---------- ---------- -----------    ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current Portion of
  Long-Term Debt...   $ 2,312    $ 25,016  $       $(26,000)(6b)
                                                         32 (6d)    $  1,360    $ 6,180     $7,361     $(6,180)(6b)
                                                                                                        (7,361)(6b) $  1,360
 Short-Term Debt-
  Related Parties..       278                                            278      7,565        190      (7,565)(6b)
                                                                                                          (100)(6b)
                                                                                                           (90)(6b)      278
 Revolving Credit..     8,739      31,213            27,136 (6a)
                                                    (39,952)(6b)      27,136                             6,500(6a)    33,636
 Trade Payables....     7,724       9,685                             17,409      1,011        433                    18,853
 Accrued Bargo
  Judgment.........     5,000                        (5,000)(6b)
 Due to Related
  Parties..........                                                               1,716        535      (1,293)(7)
                                                                                                          (535)(7)       423
 Accrued Other.....     7,219       7,583            (1,083)(6b)
                                                       (204)(6b)                                           (94)(6b)
                                                       (107)(7)       13,408        399        651          (8)(6b)   14,356
                      -------    --------  ------  --------         --------    -------     ------     -------      --------
 Total Current
  Liabilities......    31,272      73,497           (45,178)          59,591     16,871      9,170     (16,726)       68,906
Other Long-Term
 Debt..............    15,764      24,991           (24,975)(6b)
                                                     (4,250)(6b)
                                                         32 (6d)      11,562                                          11,562
 New Term Debt.....                                  47,000 (6a)      47,000                            15,000(6a)    62,000
 Related Party
  Debt.............     1,385                          (368)(7)        1,017                                           1,017
 Net Liabilities of
  Discontinued
  Business.........
Other Liabilities..     3,356       1,415   3,741                      8,512                                           8,512
                      -------    --------  ------  --------         --------    -------     ------     -------      --------
 Total
  Liabilities......    51,777      99,903   3,741   (27,739)         127,682     16,871      9,170      (1,726)      151,997
Minority
 Interests.........     2,022                                          2,022                                           2,022
Redeemable
 Preferred Stock...       533       8,710            (8,710)(6g)         533      6,250                 (6,250)(6g)      533
Warrant Value......                    14               (14)(1)
Stockholders'
 Equity:
 Common Stock......        39           3               117 (3)
                                                        (39)(5)          120                     5          (5)(6c)      120
 Preferred Stock...                                   8,710 (6g)       8,710                             6,250(6g)    14,960
 Paid-in Capital...    29,403       1,860                14 (1)                      25                    (25)(6c)
                                                       (500)(2)
                                                      7,976 (3)
                                                    (29,403)(5)        9,350                                           9,350
 Treasury Stock....                  (500)              500 (2)
 Notes From
  Shareholders.....                (1,001)                            (1,001)                                         (1,001)
 Translation
  Adjustment.......      (832)                          832 (5)
 Retained Earnings
  (accumulated
  deficit).........   (13,506)     (8,803)  5,611    13,506 (5)                  (2,458)      (703)      2,458(6c)
                                                     (4,438)(6d)                                           703(6c)
                                                       (834)(6e)      (8,464)                                         (8,464)
                      -------    --------  ------  --------         --------    -------     ------     -------      --------
 Total
  Stockholders'
  Equity...........    15,104      (8,441)  5,611    (3,559)           8,715     (2,433)      (698)      9,381        14,965
                      -------    --------  ------  --------         --------    -------     ------     -------      --------
 Total Liabilities
  and Stockholders'
  Equity...........   $69,436    $100,186  $9,352  $(40,022)        $138,952    $20,688     $8,472     $ 1,405      $169,517
                      =======    ========  ======  ========         ========    =======     ======     =======      ========

                            REUNION INDUSTRIES, INC.
       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (In Thousands, except per share amounts)

                           Reunion    Chatwins                   Merged
                          Industries   Group     Pro Forma      Reunion     Kingway    NAPTech  Acquisition  Pro Forma
                          Historical Historical Adjustments   and Chatwins Historical Pro Forma   Adjmts.    Combined
                          ---------- ---------- -----------   ------------ ---------- --------- -----------  ---------
SALES...................   $ 97,318   $134,583    $             $231,901    $17,474    $6,220      $         $255,595
Operating Costs and
 Expenses
 Cost of Sales..........     83,088    108,616                   191,704     11,990     4,621                 208,315
 Selling, General and
  Administrative........     11,373     13,776                    25,149      2,763       373                  28,285
 Provision for Merger
  and Refinancing
  Costs.................      1,362                                1,362                                        1,362
 Other..................                   596         40 (a)        636        881       411        222 (a)    2,150
                           --------   --------    -------       --------    -------    ------      -----     --------
 OPERATING PROFIT
  (LOSS)................      1,495     11,595        (40)        13,050      1,840       815       (222)      15,483
OTHER (INCOME) EXPENSE
 Interest Expense.......      3,221      7,462     (2,555)(c)      8,128      2,234       676       (430)(e)   10,608
 Equity in Juliana
  Preserve..............        388                                  388                                          388
 Provision for Bargo
  Judgment and Costs....      9,239                                9,239                                        9,239
 Equity loss from
  continuing operations
  of affiliate..........                 4,056     (4,056)(f)
 Other (Income)
  Expense...............       (252)                                (252)       (43)                             (295)
                           --------   --------    -------       --------    -------    ------      -----     --------
 Income (Loss) from
  Continuing Operations
  Before Taxes..........    (11,101)        77      6,571         (4,453)      (351)      139        208       (4,457)
 INCOME TAX EXPENSE
  (BENEFIT).............       (661)        29        (29)(g)       (661)                                        (661)
                           --------   --------    -------       --------    -------    ------      -----     --------
Income (Loss) from
 Continuing Operations..    (10,440)        48      6,600         (3,792)      (351)      139        208       (3,796)
Preferred Stock
 Dividends..............                  (456)      (347)(h)       (803)      (750)                           (1,553)
                           --------   --------    -------       --------    -------    ------      -----     --------
Income (Loss) from
 Continuing Operations
 Available to Common
 Stockholders...........   $(10,440)  $   (408)   $ 6,253       $ (4,595)   $(1,101)   $  139      $ 208     $ (5,349)
                           ========   ========    =======       ========    =======    ======      =====     ========
Income (Loss) from
 Continuing Operations
 per Common Share
 Basic..................   $  (2.69)  $  (1.54)                 $  (0.39)                                    $  (0.45)
                           ========   ========                  ========                                     ========
 Diluted................   $  (2.69)  $  (1.54)                 $  (0.39)                                    $  (0.45)
                           ========   ========                  ========                                     ========
Weighted Average Number
 of Common Shares
 Basic..................      3,881        265                    11,931                                       11,931
                           ========   ========                  ========                                     ========
 Diluted................      3,881        265                    11,931                                       11,931
                           ========   ========                  ========                                     ========

                            REUNION INDUSTRIES, INC.
       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999
                    (In Thousands, except per share amounts)

                           Reunion    Chatwins
                          Industries   Group    Pro Forma    Merged    Kingway    NAPTech   Acquisition  Pro Forma
                          Historical Historical  Adjmts.     Reunion  Historical Historical   Adjmts.    Combined
                          ---------- ---------- ---------    -------  ---------- ---------- -----------  ---------
SALES...................   $38,327    $61,667    $           $99,994   $ 7,827     $1,259      $         $109,080
Operating Costs and
 Expenses
 Cost of Sales..........    33,103     50,866                 83,969     5,338        985                  90,292
 Selling, General and
  Administrative........     6,345      6,763                 13,108     1,406        220                  14,734
 Other..................                  310         20 (a)     330       446        248        111 (a)    1,135
                           -------    -------    -------     -------   -------     ------      -----     --------
 OPERATING PROFIT
  (LOSS)................    (1,121)     3,728        (20)      2,587       637       (194)      (111)       2,919
OTHER (INCOME) AND
 EXPENSE
 Interest Expense.......     1,318      3,588     (1,232)(b)   3,674     1,427        564       (751)(d)    4,914
 Equity in Juliana
  Preserve
 Provision for Bargo
  Judgment and Costs....     1,646                             1,646                                        1,646
 Bargo settlement gain..    (3,617)                           (3,617)                                      (3,617)
 Equity loss from
  continuing operations
  of affiliate..........                   67        (67)(f)
 Other, Including
  Interest (Income)
  Expense...............      (302)                             (302)      (18)                              (320)
                           -------    -------    -------     -------   -------     ------      -----     --------
 Income (Loss) from
  Continuing
 Operations Before
  Taxes.................      (166)        73      1,279       1,186      (772)      (758)       640          296
 INCOME TAX EXPENSE
  (BENEFIT).............         9         32        (32)(g)       9                    1                      10
                           -------    -------    -------     -------   -------     ------      -----     --------
Income (Loss) from
 Continuing Operations..      (175)        41      1,311       1,177      (772)      (759)       640          286
Preferred Stock
 Dividends..............                 (228)      (173)(h)    (401)     (375)                              (776)
                           -------    -------    -------     -------   -------     ------      -----     --------
Income (Loss) from
 Continuing Operations
 Available to Common
 Stockholders...........   $  (175)   $  (187)   $ 1,138     $   776   $(1,147)    $ (759)     $ 640     $   (490)
                           =======    =======    =======     =======   =======     ======      =====     ========
Income (Loss) from
 Continuing Operations
 per Common Share
 Basic..................   $ (0.04)   $ (0.65)               $  0.06                                     $  (0.04)
                           =======    =======                =======                                     ========
 Diluted................   $ (0.04)   $ (0.65)               $  0.06                                     $  (0.04)
                           =======    =======                =======                                     ========
Weighted Average Number
 of Common Shares
 Basic..................     3,908        290                 11,958                                       11,958
                           =======    =======                =======                                     ========
 Diluted................     3,908        290                 11,958                                       11,958
                           =======    =======                =======                                     ========

                            REUNION INDUSTRIES, INC.
              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS
                                 (In Thousands)

Note 1. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Condensed Balance Sheet

   Adjustments to the unaudited pro forma combined balance sheet as of June 30, 1999:

  (1) To record assumed exercise of Chatwins Group warrants prior to the merger.

  (2) To retire Chatwins Group's treasury stock.

  (3) To record issuance of 9,500,000 shares of Reunion Industries' common stock to Chatwins Group stockholders. Purchase price determined based on 2,490,000 shares, representing Reunion Industries common stock not owned by Chatwins Group at June 30, 1999, times $3.25 per share, based on the market price of Reunion Industries' common stock immediately prior to the announcement of the amended terms of the merger.

  (4) To eliminate Chatwins Group's investment in Reunion Industries.

  (5) To eliminate Reunion Industries consolidated equity accounts.

  (6) To record the sources and uses of the net proceeds and other transactions related to the sale of Klemp, the merger, the new term debt and the new revolving credit facility:

  (6a) Sources of proceeds:

                                                    Gross   Issuance  Total Net
                                                   Proceeds  Costs    Proceeds
                                                   -------- --------  ---------
     Klemp sale..................................  $ 31,500 $    --   $ 31,500
     New term loans A and B--Merger..............    47,000      --     47,000
     Additional term loan B--Acquisitions........    15,000      --     15,000
     New revolving credit proceeds--Merger.......    27,136  (1,500)    25,636
     Additional revolving credit proceeds--Acqui-
      sitions....................................     6,500      --      6,500
                                                   -------- -------   --------
       Totals....................................  $127,136 $(1,500)  $125,636
                                                   ======== =======   ========

  (6b) Uses of proceeds:

                                        Classifications of Debt and Other
                                  ---------------------------------------------
                                  Current Revolving Long-term Other  Total Uses
                                  ------- --------- --------- ------ ----------
Chatwins Group Senior Note Re-
 demption:
  Principal.....................  $25,000  $    --   $24,975  $   --  $ 49,975
  Accrued Interest..............       --       --        --   1,083     1,083
  Prepayment penalty............       --       --        --   2,164     2,164
                                  -------  -------   -------  ------  --------
                                   25,000       --    24,975   3,247    53,222
                                  -------  -------   -------  ------  --------
Chatwins Group Revolver Paydown:
  Outstanding borrowings........       --   31,213        --      --    31,213
  Accrued interest..............       --       --        --     204       204
                                  -------  -------   -------  ------  --------
                                       --   31,213        --     204    31,417
                                  -------  -------   -------  ------  --------
Reunion Industries Debt Paydown
 and
 Bargo Litigation Settlement:
  CITBC revolver................       --    8,739        --      --     8,739
  CITBC term loan...............    1,000       --     4,250      --     5,250
  Prepayment penalty............       --       --        --     500       500
  Bargo litigation settlement...       --       --        --   5,000     5,000
                                  -------  -------   -------  ------  --------
                                    1,000    8,739     4,250   5,500    19,489
                                  -------  -------   -------  ------  --------
    Subtotal....................   26,000   39,952    29,225   8,951   104,128
                                  -------  -------   -------  ------  --------
Acquisitions of Kingway and
 NAPTech:
  Kingway debt..................    6,180       --        --      --     6,180
  Kingway debt-related party....    7,565       --        --      --     7,565
  NAPTech debt..................    7,361       --        --      --     7,361
  NAPTech debt-related party....       --       --        --     100       100
  NAPTech fee-related party.....       --       --        --      90        90
  Kingway stock.................       --       --        --     100       100
  NAPTech stock.................       --       --        --      10        10
  Accrued interest..............       --       --        --      94        94
  Accrued interest-related
   party........................       --       --        --       8         8
                                  -------  -------   -------  ------  --------
                                   21,106       --        --     402    21,508
                                  -------  -------   -------  ------  --------
    Totals......................  $47,106  $39,952   $29,225  $9,353  $125,636
                                  =======  =======   =======  ======  ========

Acquisition Detail:

  The purchase price amounts from the three acquisitions and the allocation of those amounts to the individual assets and liabilities acquired are as follows:

                                                    Reunion   Kingway   NAPTech
                                                    --------  --------  -------
Purchase price:
  Reunion Industries Stock
   Common.......................................... $  8,093  $     --  $    --
   Series B preferred..............................       --     6,250       --
  Cash.............................................       --       100       10
                                                    --------  --------  -------
                                                    $  8,093  $  6,350  $    10
                                                    ========  ========  =======
Allocation of purchase price:
  Cash............................................. $    547  $    894  $   245
  Receivables......................................    6,172     4,091      461
  Inventories......................................    4,617     1,043      572
  Other current assets.............................    1,369       268      101
  Property.........................................   25,185     2,350    1,231
  Other assets.....................................      550        49       39
  Debt assumed.....................................  (16,947)  (13,745)  (7,551)
  Trade payables...................................   (4,882)   (1,011)    (433)
  Due to related parties...........................   (1,051)   (1,716)    (541)
  Accrued Bargo judgment...........................   (3,160)       --       --
  Other accruals...................................   (4,562)     (399)    (645)
  Other liabilities................................   (2,121)       --       --
  Minority interests...............................   (1,278)       --       --
  Redeemable preferred stock.......................     (337)       --       --
  Goodwill.........................................    3,991    14,526    6,531
                                                    --------  --------  -------
                                                    $  8,093  $  6,350  $    10
                                                    ========  ========  =======

  (6c)Incremental goodwill on Kingway and NAPTech acquisitions:

Purchase price of Kingway common stock.......................... $  100
Purchase price of NAPTech common stock..........................     10     110
                                                                 ------
  Less net assets acquired:
Kingway common equity...........................................    (25)
NAPTech common equity...........................................     (5)
Kingway retained earnings.......................................  2,458
NAPTech retained earnings.......................................    703   3,131
                                                                 ------
Write-off Kingway deferred financing costs......................             82
                                                                         ------
Incremental goodwill............................................         $3,323
                                                                         ======
  (6d)Charges related to Chatwins Group Senior Note redemption:
Write-off original issue discount--current maturities...........         $   32
Write-off original issue discount--long-term....................             32
Write-off old deferred financing costs..........................          2,210
Prepayment penalty..............................................          2,164
                                                                         ------
Charges to retained earnings....................................         $4,438
                                                                         ======
  (6e) Write-off old Chatwins Group revolver deferred financing
   costs........................................................         $  834
                                                                         ======
  (6f) Write-off old Reunion Industries deferred financing
   costs........................................................         $  603
                                                                         ======

  (6g) Conversion of Chatwins Group's and Kingway's redeemable preferred stocks into new Reunion Industries callable Series A and Series B preferred stocks, respectively.

  (7)  Eliminate intercompany receivables and payables.

Note 2. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Condensed Statement of Operations

   Adjustments to the unaudited pro forma consolidated condensed statements of operations for the six-month period ended June 30, 1999, and year ended December 31, 1998:

  (a) To record the amortization of incremental goodwill related to the merger of Chatwins Group and Reunion Industries, as well as the amortization of incremental goodwill related to the acquisitions of Kingway and NAPTech over a 15-year period. No adjustments have been made to depreciation. The book values of property for Reunion Industries, Kingway and NAPTech are assumed to approximate fair value because substantially all of these assets have been recently restated to fair value as a result of the application of purchase accounting under APB Opinion 16.

  (b) To record the effect on interest expense for the six-month period ended June 30, 1999, resulting from the merger:

                                                            Pro Forma Pro Forma
                                              Annual Rates   Balance  Interest
                                              ------------  --------- ---------
Pro Forma Interest Expense:
New revolving credit facility................ LIBOR + 2.50%  19,349    $   661
New term loan A.............................. LIBOR + 2.75%  27,000      1,043
New term loan B..............................           13%  20,000      1,300
Other debt -- actual 1st 6 months 1999..............................       420
                                                                       -------
  Total Pro Forma Cash Interest.....................................     3,424
Amortization of deferred financing costs............................       250
                                                                       -------
  Total Pro Forma Interest..........................................     3,674
Less: Historical Interest Expense...................................    (4,906)
                                                                       -------
  Pro Forma Merger Interest Adjustment..............................   $(1,232)
                                                                       =======

  (c) To record the effect on interest expense for the year ended December 31, 1998, resulting from the merger:

                                                            Pro Forma Pro Forma
                                              Annual Rates   Balance  Interest
                                              ------------  --------- ---------
Pro Forma Interest Expense:
New revolving credit facility................ LIBOR + 2.50%  20,844   $  1,699
New term loan A.............................. LIBOR + 2.75%  27,000      2,268
New term loan B..............................           13%  20,000      2,600
Other debt -- actual 1998...........................................     1,061
                                                                      --------
  Total Pro Forma Cash Interest.....................................     7,628
Amortization of deferred financing costs............................       500
                                                                      --------
  Total Pro Forma Interest..........................................     8,128
Less: Historical Interest Expense...................................   (10,683)
                                                                      --------
  Pro Forma Merger Interest Adjustment..............................  $ (2,555)
                                                                      ========

  (d) To record the effect on interest expense for the six-month period ended June 30, 1999, resulting from the acquisitions of Kingway and NAPTech:

                                                            Pro Forma Pro Forma
                                              Annual Rates   Balance  Interest
                                              ------------  --------- ---------
Pro Forma Interest Expense:
Additional revolving credit facility........  LIBOR + 2.50%   6,500    $   265
Additional term loan B......................            13%  15,000        975
Less: Historical Interest Expense of Kingway
 and NAPTech................................                            (1,991)
                                                                       -------
Pro Forma Acquisitions Interest Adjustment..                           $  (751)
                                                                       =======

  (e) To record the effect on interest expense for the year ended December 31, 1998, resulting from the acquisitions of Kingway and NAPTech:

                                                            Pro Forma Pro Forma
                                              Annual Rates   Balance  Interest
                                              ------------  --------- ---------
Pro Forma Interest Expense:
Additional revolving credit facility........  LIBOR + 2.50%   6,500    $   530
Additional term loan B......................            13%  15,000      1,950
Less: Historical Interest Expense of Kingway
 and NAPTech................................                            (2,910)
                                                                       -------
Pro Forma Acquisitions Interest Adjustment..                           $  (430)
                                                                       =======

   A 0.125% change in interest rates would affect interest expense by approximately $29 for the six months ended June 30, 1999 and $60 for the year ended December 31, 1998 assuming completion of the merger, the sale of Klemp and the refinancing, and by approximately $33 for the six months ended June 30, 1999 and $68 for the year ended December 31, 1998 assuming also the acquisitions of Kingway and NAPTech.

  (f) To eliminate Chatwins Group's equity loss from continuing operations of Reunion Industries.

  (g) To adjust the Chatwins Group's income tax provision for pro forma utilization of Reunion Industries' Federal net operating loss carryovers.

  (h) To record incremental dividends on Reunion Industries' Series A preferred stock at 10% per annum.

                      INFORMATION ABOUT REUNION INDUSTRIES

Business

General

   Reunion Industries, a Delaware corporation, is the successor by merger, effective April 19, 1996, of Reunion Resources Company. Reunion Industries' executive offices are located at 62 Southfield Avenue, One Stamford Landing, Stamford, Connecticut 06902 and its telephone number is (203) 324-8858.

   Reunion Industries, through its wholly owned subsidiary, Oneida Rostone Corp., manufactures high volume, precision plastic products and provides engineered plastics services. Oneida Rostone's Oneida division, acquired in September 1995, designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, Oneida designs and builds custom molds at its tool shops in order to produce component parts for specific customers. Oneida Rostone's Rostone division, acquired in February 1996, compounds and molds thermoset polyester resins. The acquisitions in November 1996 of Data Packaging Limited, and the assets and business of Quality Molded Products, Inc. have expanded Reunion Industries' custom injection molding capacity. Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

   On February 26, 1999, Reunion Industries announced that it had commenced discussions with a third party to sell Oneida Rostone and had reinstituted its merger discussions with Chatwins Group. The discussions with the third party to sell Oneida Rostone were subsequently terminated. Reunion Industries has now decided to suspend its plans for the sale of Oneida Rostone in light of the possible merger with Chatwins Group and the related refinancings. Reunion Industries will consider alternative strategies for Oneida Rostone if the merger and refinancing are not completed.

   During the five year period ended December 31, 1998, Reunion Industries, through its subsidiaries, was also engaged in exploring for, developing, producing and selling crude oil and natural gas in the United States. In November 1995, Reunion Industries' board of directors resolved to pursue the sale of Reunion Industries' oil and gas assets and discontinue Reunion Industries' oil and gas operations. On May 24, 1996, Reunion Industries completed the sale of its wholly owned subsidiary, Reunion Energy Company, which included substantially all of Reunion Industries' oil and gas assets.

   Reunion Industries' original predecessor was organized in California in 1929. Reunion Industries' predecessor, Buttes Gas and Oil Co., and certain of its subsidiaries emerged in December 1988 from a reorganization in bankruptcy under Chapter 11 of the United States Bankruptcy Code. Effective June 29, 1993, the articles of incorporation of Buttes Gas and Oil Co. were amended to affect a plan of recapitalization pursuant to which, among other things:

  . each then outstanding share of common stock, par value $.01 per share, of Buttes Gas and Oil Co., was converted automatically and without further action by stockholders into 1/300th share of a new common stock, par value $.01 per share, of Buttes Gas and Oil Co.

  . all fractional interests in shares of Buttes Gas and Oil Co. resulting from the recapitalization were settled in cash at the last sale price of Buttes Gas and Oil Co. shares traded on the Pacific Exchange

  . following the effective date of the recapitalization, Buttes Gas and Oil
    Co. effected a fifteen-for-one split and distributed 14 additional shares for each new share issued (or issuable) in the recapitalization

Buttes Gas and Oil Co. was then merged into Reunion Resources Company, a Delaware corporation. Reunion Resources Company was merged into Reunion Industries effective April 19, 1996.

Plastic Products and Services

   On September 14, 1995, Reunion Industries acquired Oneida Molded Plastics Corp. On February 2, 1996, Rostone Corporation merged with and into Oneida and the surviving corporation changed its name to Oneida Rostone. Oneida and Rostone operate as divisions of Oneida Rostone. On November 18, 1996, Oneida Rostone acquired the assets and business of Quality Molded Plastics and completed the acquisition of 95.5% of the outstanding shares of Data Packaging Limited. Quality Molded Plastics became part of the Oneida division of Oneida Rostone. Data Packaging Limited is a subsidiary of Oneida Rostone.

   Oneida. Founded in 1964, the Oneida division is a full-service plastic injection molder which manufactures high volume, precision plastic products and provides engineered plastics services. Oneida designs and produces injection molded parts and provides secondary services such as hot stamping, welding, printing, painting and assembly of such products. Oneida's principal products consist of specially designed and manufactured components for office equipment; business machines; computers and peripherals; telecommunications, packaging and industrial equipment; and recreational and consumer products.

   Oneida designs and manufactures most of its products by injection molding to a customer's specifications. In most cases, Oneida obtains a contract to produce a specified number of custom designed products using custom built molds owned by the customer. The customer either provides its own molds or has Oneida design and build or obtain from a supplier the molds necessary to produce the products. The custom molds produced by Oneida are manufactured at one of its two tool shops, which are located in Phoenix, New York and Siler City, North Carolina. Oneida has three injection molding facilities, which are located in Oneida and Phoenix, New York and Siler City, North Carolina.

   The markets in which Oneida competes have sales in excess of $6 billion per year. These markets are highly competitive. Oneida's principal competitors are international companies with multi-plant operations based in the United States, Germany, France and Japan, as well as approximately 3,800 independent companies located in the United States engaged in the custom molding business. Most of these companies are privately owned and have sales volumes ranging from $3 million to $7 million per year. In addition, approximately one-half of the total injection molding market is supplied by in-house molding shops. Oneida competes on the basis of price, customer service and product quality.

   Oneida has a decentralized sales organization that keeps close contact with customers. Sales of Oneida's products are made through an internal sales staff and a network of independent manufacturers representatives working from nine separate regional offices throughout the eastern United States. Oneida generally pays commissions of between 2% and 5% of sales, based upon volume. During 1998, 1997 and 1996, one customer, Xerox Corporation, was responsible for more than 20% of Oneida's net sales. Sales to Xerox were approximately 22% of Oneida's sales and 11% of Oneida Rostone's consolidated sales during 1998, and receivables from Xerox were approximately 18% of Oneida's accounts receivable at December 31, 1998. The loss of this customer could have a material adverse effect on the results of operations of Oneida. Sales to Xerox have declined as a percentage of Oneida Rostone's sales in 1998 and 1997 as Reunion Industries diversified its customer base. In addition to Xerox, Oneida has approximately 500 customers in the various industries described above. Oneida continues to seek additional customers in the business machines, consumer products and medical products industries. Reunion Industries believes that these new customers provide future growth opportunities for Oneida.

   The principal raw materials used by Oneida are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by Oneida will not increase in the future. Oneida's contracts with its customers generally provide that such price increases can be passed through to the customers.

   The majority of Oneida's engineering work is related to meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. To meet these objectives, Oneida has engineering personnel at each of its manufacturing locations. Oneida's business is not materially dependent on any patents, licenses or trademarks.

   Rostone. Founded in 1927, the Rostone division specializes in precision thermoset plastic molded parts for original equipment manufacturers in the electrical, transportation, appliance and office equipment industries. Rostone is also a compounder of proprietary fiberglass reinforced polyester materials used in a number of customer applications.

   Rostone manufactures its thermoset products through the use of custom built molds to produce parts to customer specifications. These customer-owned molds are either provided by the customer or designed by Rostone and built by one of the Oneida tooling facilities or by another supplier. Rostone has two molding facilities, which are located in Lafayette, Indiana and Clayton, North Carolina.

   Rostone competes in a market with a limited number of privately owned competitors and in-house molders on the basis of price, product specifications and customer service. Sales of Rostone's products are made through an internal sales staff and a network of independent representatives working from ten separate offices throughout the central United States. Rostone generally pays commissions of between 3% and 5% of sales based on volume. During 1998, 1997 and 1996, one customer, Cutler Hammer, was responsible for more than 20% of Rostone's sales. Sales to Cutler Hammer were approximately 29% of Rostone's sales and 7% of Oneida Rostone consolidated sales during 1998, and receivables from Cutler Hammer were approximately 36% of Rostone's accounts receivable at December 31, 1998. The loss of this customer could have a material adverse effect on Rostone's results of operations. Rostone continues to seek new customers in the industries described above and in other industries.

   The principal raw materials used by Rostone are styrene, polyester resins, fiberglass and commercial phenolics. These materials are available from a number of suppliers. Prices and availability of these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by Rostone will not increase in the future. When possible if shortages occur, Rostone engineers new products to provide its customers a cost effective alternative to the material in short supply.

   Research and development at Rostone is focused on the development of proprietary thermoset materials under the trade name Rosite(R). Rostone compounds a wide range of Rosite materials to satisfy its customers' various needs. Rostone also provides services in meeting customers' design requirements and specifications of their customized products. Other than Rosite(R), Rostone's business is not materially dependent on any patents, licenses or trademarks.

   Data Packaging Limited. Founded in 1981, Data Packaging Limited originally produced magnetic media cassettes, compact disk and other proprietary products for the computer and data storage industries. These businesses were discontinued by 1989. Data Packaging Limited presently is a full-service custom plastics injection molder which manufactures high volume, precision plastic products and provides engineered plastics services. Data Packaging Limited's principal products consist of specially designed and manufactured components for office equipment, business machines, computer and peripherals, and telecommunications equipment.

   Data Packaging Limited designs and manufactures its products to a customer's specifications using custom built molds owned by the customer. The customer either provides its own molds or has Data Packaging Limited design and obtain from a supplier the molds necessary to produce the products. All operations are conducted from one facility in Mullingar, County Westmeath, Ireland.

   Data Packaging Limited's markets are highly competitive. Principal competitors are international companies with operations in Ireland and Western Europe, and approximately five independent companies in Ireland. Data Packaging Limited competes on the basis of price, customer service and product quality.

   Sales of Data Packaging Limited's products are made by the company's in-house sales force, which maintains close contact with its customers. During 1998 and 1997, one customer, Dell Computer, was responsible for more than 20% of Data Packaging Limited's net sales. Dell represented approximately 42% of Data Packaging Limited's sales and 9% of Oneida Rostone's consolidated sales during 1998, and receivables from Dell were approximately 53% of Data Packaging Limited's accounts receivables at December 31, 1998. The loss of this customer could have a material adverse effect on Data Packaging Limited's results of operations. Data Packaging Limited continues to seek new customers in the office equipment and telecommunications industries in Europe.

   The principal raw materials used by Data Packaging Limited are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials used by Data Packaging Limited will not increase in the future. Data Packaging Limited's contracts with its customers generally provide that such price increases can be passed through to the customers.

   The majority of Data Packaging Limited's engineering work is related to meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. Data Packaging Limited's business is not materially dependent on any patents, licenses or trademarks.

   During 1997, the legal ownership of Data Packaging Limited was reorganized to provide certain members of Data Packaging Limited's management with conditional ownership of 15% of Data Packaging Limited. Management's ownership will provisionally vest at the rate of up to 20% each year based on the achievement of certain earnings targets, and will fully vest when 100% provisionally vested or at the end of 2004, whichever is earlier. Until fully vested, any manager's shares revert to Reunion Industries upon termination of employment. When fully vested, management has the right to put, and Reunion Industries has the right to call, such ownership for settlement in cash for an amount determined by a formula based on a multiple of earnings. Because of the put and call features, Reunion Industries accounts for this arrangement as a deferred compensation plan and not as a minority interest. At December 31, 1998, management was provisionally vested in 40% of their 15% ownership and deferred compensation of $0.4 million had been accrued.

   Backlog. ORC's backlog of orders believed firm at December 31, 1998 and December 31, 1997 were approximately $16.7 million and $21.9 million, respectively, substantially all of which are expected to ship within a year. Backlog is down from 1997 as more major customers move to just-in-time ordering and shorter delivery cycles and because of customer deferrals of new programs.

Agricultural Operations

   Reunion Industries, through its subsidiary Juliana Vineyards, is engaged in wine grape vineyard development and the growing and harvesting of wine grapes for the premium table wine market. Reunion Industries' wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and of which approximately 325 acres are currently in production. This property is located within the official boundaries of the Napa Valley American Viticultural Area, the premier grape growing region of North America. The company does not hold a significant position in the wine grape market. Prices received on the sale of wine grapes may fluctuate widely, depending upon supply, demand and other factors.

   From October 1994 to September 1998, Juliana Vineyards conducted its agricultural operations through the Juliana Preserve, a joint venture organized as a California general partnership. Juliana Vineyards had a 71.7% interest in the net income and net assets of the joint venture, but had a 50% voting interest in matters concerning the operation, development and disposition of the joint venture assets. In September 1998, Juliana Vineyards purchased the interest of its joint venture partner for approximately $5.9 million.

   In August 1997, Juliana Preserve sold approximately 500 acres, including approximately 300 plantable acres, to a Napa Valley winery. In September 1998, Juliana Vineyards sold approximately 400 acres, including approximately 250 plantable acres, to an Australian winery. Also during 1998, Juliana Vineyards formed the Juliana Mutual Water Company to own and operate the water storage and transmission system for the entire property originally owned by the Preserve. Ownership of Juliana Mutual is generally in proportion to plantable acres as specified in the Juliana Mutual bylaws.

   Juliana Vineyards has undertaken a limited wine grape development effort which management believes will enhance the value of the property. Approximately 95 acres were planted in 1998. These new plantings should reach production in four or five years. Additional plantings may be made in future years if additional funds can be obtained through financing or from additional property sales. One parcel including approximately 65 plantable acres has been leased to a Napa Valley winery. Juliana Vineyards also expects to provide vineyard development and farm management services to certain of the third party owners and lessees of parcels in the Preserve.

Environmental Regulation

   Various federal, state and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste, oil field waste and other waste materials, the use of storage tanks, the use of insecticides and fungicides and the use of underground injection wells directly or indirectly affect Reunion Industries' operations. In addition, environmental laws and regulations typically impose "strict liability" upon Reunion Industries for certain environmental damages. Accordingly, in some situations, Reunion Industries could be liable for clean up costs even if the situation resulted from previous conduct of Reunion Industries that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with Reunion Industries or events outside the control of Reunion Industries. Such clean up or costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on Reunion Industries' consolidated financial position, results of operations or cash flows.

   Reunion Industries' plastic products and service business routinely uses chemicals and solvents, some of which are classified as hazardous substances. Reunion Industries' vineyard operations routinely use fungicides and insecticides, the handling, storage and use of which is regulated under the Federal Insecticide, Fungicide and Rodenticide Act, as well as California laws and regulations. Reunion Industries' former oil and gas business and related activities routinely involved the handling of significant amounts of waste materials some of which are classified as hazardous substances.

   Except as described in the following paragraphs, Reunion Industries believes it is currently in material compliance with existing environmental protection laws and regulations and is not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state or local environmental protection laws and regulations. In addition to management personnel who are responsible for monitoring environmental compliance and arranging for remedial actions that may be required, Reunion Industries has also employed outside consultants from time to time to advise and assist Reunion Industries' environmental compliance efforts. Except as described in the following paragraphs, Reunion Industries is not aware of any conditions or circumstances relating to environmental matters that will require significant capital expenditures by Reunion Industries or that would result in material adverse effects on its businesses.

   In February 1996, Rostone was informed by a contracted environmental services consulting firm that soil and ground water contamination exists at its Lafayette, Indiana site. Reunion Industries has initiated a remediation plan under an agreement with the Indiana Department of Environmental Management and expects to substantially complete the remediation during 2000. Reunion Industries has expended approximately $0.2 million and has accrued an additional $0.2 million based on current estimates of remediation costs. Certain of these costs are recoverable from CGI Investment Corp., the seller of Rostone.

   In connection with the sale of Reunion Energy Company, Reunion Industries retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. Reunion Industries is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. Reunion Industries has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by Reunion Industries. During 1998 Reunion Industries increased this accrual by a charge of $1.2 million to discontinued operations, based on revised estimates of the remaining remediation costs. During the second quarter of 1999, Reunion Industries conducted remediation work on the property. Reunion Industries is required to pay $0.2 million of the total cost of $0.3 million. A regulatory hearing has been scheduled for November 1999 to consider the adequacy of the remediation conducted to date. At June 30, 1999, the balance accrued by Reunion Industries for these remediation costs was approximately $1.4 million.

Employees

   At December 31, 1998, Reunion Industries employed 844 full time employees, of whom 834 were employed in the plastic products segment, six were employed in agricultural operations and four were corporate personnel. Reunion Industries also employs hourly employees in its agricultural operations, the number of whom varies throughout the year.

   In Oneida Rostone's division, approximately 190 employees are represented by the International Brotherhood of Electrical Workers, AFL-CIO, under a collective bargaining agreement which expires in February 2000.

   Substantially all of Data Packaging Limited's 117 hourly employees are represented by the Services Industrial Profession and Technical Union. Data Packaging Limited participates in the Irish Business and Employers Confederation, which negotiates binding national agreements about employment policy, pay increases and taxation with the government and trade unions. The latest three year agreement was signed in December 1996.

Properties

Manufacturing Properties

   Reunion Industries' properties used in the plastic products and services segment are as follows:

                                                                  Lease
                                           Square  Land         Expiration
       Division              Location       Feet   Acres Title     Date                  Use
       --------         ------------------ ------- ----- ------ ---------- --------------------------------
Oneida                  Oneida, NY          84,000  3.5  Owned*       --   Manufacturing and Administrative
                        Phoenix, NY         28,000   --  Leased  1/31/05   Manufacturing
                        Phoenix, NY         20,000  2.0  Owned*       --   Manufacturing
                        Siler City, NC     130,000  8.3  Owned*       --   Manufacturing and Administrative
Rostone                 Lafayette, IN      168,000 20.0  Owned*       --   Manufacturing and Administrative
                        Clayton, NC         35,000   --  Leased  6/17/01   Manufacturing
Data Packaging Limited  Mullingar, Ireland  72,000  5.9  Owned        --   Manufacturing and Administrative

--------
  * Subject to mortgages in connection with Oneida Rostone's credit facility with The CIT Group/Business Credit, Inc. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 8".

   Reunion Industries believes that these facilities are suitable and adequate for Oneida Rostone's use.

Other Properties

   Reunion Industries' owns the 3,800 acres on which it conducts its wine grape agricultural operations and maintains an office facility on its vineyard property.

   Reunion Industries intends to sell the oil and gas properties in Louisiana it retained because of litigation concerning environmental matters when the litigation is resolved.

   Reunion Industries holds title to or recordable interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues from mining operations or any other significant revenues, and Reunion Industries is pursuing the sale or farmout of these interests.

   Reunion Industries subleases from Stanwich Partners, Inc., a related party, approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. Management believes the terms of this sublease are comparable to those available from third parties.

Legal Proceedings

   Certain litigation in which Reunion Industries is involved is described below.

   The owners of a portion of the Reunion Industries property in Louisiana currently being remediated for environmental contamination have objected to Reunion Industries' proposed cleanup methodology and have filed suit to require additional procedures. Reunion Industries is contesting the litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

   Two suits were filed in July 1998 in the Court of Chancery of the State of Delaware against Reunion Industries and its directors and Chatwins Group in connection with the proposed merger. The lawsuits alleged breaches of fiduciary duty by the defendants in setting the exchange ratio of the merger. The defendants maintained that the exchange ratio fixed for the merger fairly reflected the relative values of Reunion Industries and Chatwins Group when the merger terms were agreed. On October 27, 1998, after the companies announced they had agreed to terminate merger discussions, the court dismissed the suits without prejudice to the plaintiffs to bring an action in the future.

   Reunion Industries and its subsidiaries are the defendants in other lawsuits and administrative proceedings which have arisen in the ordinary course of business of Reunion Industries and its subsidiaries. Reunion Industries believes that any material liability which can result from any of such lawsuits or proceedings has been properly reserved for in Reunion Industries' financial statements or is covered by indemnification in favor of Reunion Industries or its subsidiaries, and, that, therefore, the outcome of these lawsuits or proceedings, or the matters referred to above, will not have a material adverse effect on Reunion Industries' consolidated financial position, results of operations or cash flows.

Market for the Registrant's Common Equity and Related Stockholder Matters

   Reunion Industries' common stock is traded in the over-the-counter market and is listed on the NASDAQ Small-Cap Market under the symbol "RUNI". The common stock is also traded on the Pacific Exchange under the symbol "RUN".

   As of October 22, 1999, there were approximately 1,400 holders of record of Reunion Industries' common stock with an aggregate of 3,940,100 shares outstanding.

   The table below reflects the high and low sales prices on the NASDAQ Small-Cap Market for the quarterly periods in the two years ended December 31, 1998 and the first nine months of 1999. The NASDAQ Small-Cap quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

   Quarter Ended                                                    High   Low
   -------------                                                   ------ ------
   1999
    September 30.................................................. $3.500 $2.375
    June 30....................................................... $4.875 $3.188
    March 31...................................................... $5.250 $2.625
   1998
    December 31................................................... $3.250 $2.406
    September 30.................................................. $6.125 $2.875
    June 30....................................................... $7.625 $5.000
    March 31...................................................... $5.500 $4.750
   1997
    December 31................................................... $5.250 $4.188
    September 30.................................................. $4.380 $3.813
    June 30....................................................... $4.125 $3.125
    March 31...................................................... $5.000 $3.875

   No cash dividends have been declared or paid during the past three years with respect to the common stock of Reunion Industries. The board of directors of Reunion Industries currently follows a policy of retaining any earnings for operations and for the expansion of the business of Reunion Industries. Cash dividends are also limited by the availability of funds, including limitations on dividends and other transfers to Reunion Industries by Oneida Rostone and Juliana Vineyards contained in their lending agreements. Therefore, Reunion Industries anticipates that it will not pay any cash dividends on Reunion Industries' common stock in the foreseeable future. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations-- Factors Affecting Future Liquidity--Corporate."

Selected Financial Data

   The following table sets forth selected historical consolidated financial data of Reunion Industries. Reunion Industries derived the data for the years ended December 31, 1994 through 1998 from the company's audited financial statements. The report by the company's independent accountants, PricewaterhouseCoopers LLP, for the year ended December 31, 1998 contains an explanatory paragraph on going concern matters. Reunion Industries derived the consolidated balance sheet data as of June 30, 1999 and the consolidated income statement data for the six months then ended from unaudited interim financial statements. All data are reported in thousands, except for per-share data.

   Information for 1999 and 1998 includes Juliana Vineyards as a consolidated subsidiary subsequent to the September 1998 purchase of the joint venture partner's interest. From October 1994 to September 1998, the agricultural operations were accounted for on the equity method. The results of operations and balance sheet information for Quality Molded Products and Data Packaging Limited are included for all periods subsequent to their acquisitions on November 18, 1996. The results of operations and balance sheet information for the Rostone division of Oneida Rostone are included for all periods subsequent to its acquisition on February 2, 1996. The results of operations and balance sheet information for the Oneida division of Oneida Rostone are included for all periods subsequent to its acquisition on September 14, 1995. See "-- Business--Agricultural Operations" and "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 2."

                          Six Months
                             Ended
                           June 30,            Year Ended December 31,
                             1999     ---------------------------------------------
                          (unaudited)   1998     1997     1996      1995     1994
                          ----------- --------  -------  -------  --------  -------
                                  (In Thousands, Except Per Share Data)
Operations Data
Continuing Operations:
  Operating Revenue.....    $38,327   $ 97,318  $93,378  $60,305  $ 10,855  $ 1,619
  Operating Income
   (Loss)...............     (1,121)     1,495    2,513    1,449    (3,016)  (2,481)
  Interest Expense......     (1,318)    (3,221)  (3,267)  (2,402)     (508)    (269)
  Provision for Bargo
   Judgment and Related
   Costs................     (1,646)    (9,239)      --       --        --       --
  Bargo settlement
   gain.................      3,617         --       --       --        --       --
  Equity in Writedown of
   Joint Venture
   Development Costs....         --         --     (855)  (1,290)       --       --
  Gain on Sale of
   Mineral Properties...         --         --       --      --         --    2,124
  Other Income
   (Expense)............        302       (136)     714      425       (57)     (34)
  Income Tax Benefit
   (Expense)............         (9)       661      (86)    (876)       --       --
                            -------   --------  -------  -------  --------  -------
Loss From Continuing
 Operations(1)..........       (175)   (10,440)    (981)  (2,694)   (3,581)    (660)
                            =======   ========  =======  =======  ========  =======
Discontinued Operations:
  Agriculture...........         --         --      710     (710)       --       --
  Oil and Gas...........       (370)    (1,710)      --    1,122   (10,389)  (3,495)
  Drilling and
   Workover.............         --         --       --       --        --       65
                            -------   --------  -------  -------  --------  -------
Income (Loss) From
 Discontinued
 Operations.............       (370)    (1,710)     710      412   (10,389)   3,430
                            -------   --------  -------  -------  --------  -------
Extraordinary Item......         --       (233)      --       --        --       --
                            -------   --------  -------  -------  --------  -------
Net Loss(2).............       (545)  $(12,383) $  (271) $(2,282) $(13,970) $(4,090)
Income (Loss) Per Share-
 Basic:
  Continuing
   Operations...........    $ (0.04)  $  (2.69) $ (0.25) $ (0.70) $  (0.93) $ (0.17)
  Discontinued
   Operations...........      (0.10)     (0.44)    0.18     0.11     (2.72)   (0.91)
  Extraordinary Item....         --      (0.06)      --       --        --       --
                            -------   --------  -------  -------  --------  -------
  Net Loss..............    $ (0.14)  $  (3.19) $ (0.07) $ (0.59) $  (3.65) $ (1.08)
                            =======   ========  =======  =======  ========  =======
Loss Per Share-Diluted..    $ (0.14)  $  (3.19) $ (0.07) $ (0.59) $  (3.65) $ (1.08)
                            =======   ========  =======  =======  ========  =======
Balance Sheet Data
Total Assets............    $69,436   $ 74,874  $72,059  $75,176  $ 51,935  $51,639
Long-term Obligations...    $17,682   $ 17,237  $12,654  $15,575  $  7,947  $ 2,693
Stockholders' Equity....    $15,104   $ 16,239  $28,317  $28,944  $ 31,254  $44,624
Weighted Average Common
 Shares Outstanding.....      3,908      3,881    3,855    3,855     3,832    3,794
Cash Dividends per
 Common Share...........    $   -0-   $    -0-  $   -0-  $   -0-  $    -0-  $   -0-

--------
(1) Loss from Continuing Operations includes the following items which might affect comparability:
    Six months ended June 30, 1999: a $1.6 million charge for interest and costs related to the company's litigation with Bargo Energy Company and a $3.6 million gain from the settlement of this litigation. See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments--Bargo Litigation."
    1998: a $9.2 million charge to record entry of the judgment and related costs in the company's litigation with Bargo
    1997: a $1.0 million charge for writedown of excess equipment and a $0.9 million charge for equity in the write-off of joint venture development costs
    1996: a $1.3 million charge for equity in the write-off joint venture development costs
    1994: a $2.1 million gain on the sale of mineral properties
(2) Net Loss includes the items described above and the following additional items which might affect comparability:
    Six months ended June 30, 1999: a $0.4 million charge for a provision for a tax settlement, included in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations." 1998: a $1.2 million charge for increase in a provision for environmental remediation and a $0.5 million charge for a provision for a tax settlement. See "--Business--Environmental Regulation" and "Information About Reunion Industries--Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments--California Tax Assessment." 1997: income of $0.7 million from reversal of the 1996 estimated loss on disposal of the agricultural and real estate operations. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 3" 1996: a $0.7 million charge for the estimated loss on disposal of the agricultural and real estate operations and a $1.1 million net gain from the disposal of the oil and gas operations. See "Reunion Industries, Inc. Notes to the Consolidated Financial Statements--Note 3"
    1995: a $7.0 million impairment charge against the company's oil and gas properties and a $3.8 million charge for the expected loss on disposal of the oil and gas operations
    1994: a $3.2 million impairment charge against the company's oil and gas properties

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

   Reunion Industries' principal operations are in the plastic products and services industry through its wholly owned subsidiary Oneida Rostone. Reunion Industries is also engaged in wine grape agricultural operations in Napa County, California.

   As discussed more fully elsewhere in this proxy statement/prospectus, Reunion Industries has entered into agreements to acquire both Kingway and NAPTech. Reunion Industries expects to enter into the refinancing transaction described elsewhere in this proxy statement/prospectus in connection with these acquisitions.

   In November 1995, Reunion Industries' board of directors resolved to sell Reunion Industries' oil and gas assets and discontinue Reunion Industries' oil and gas operations. During 1996, Reunion Industries sold substantially all of its oil and gas assets, for a total price of approximately $11.4 million.

   Reunion Industries recognized a net loss of $12.4 million in 1998 compared to a net loss of $0.3 million in 1997 and a net loss of $2.3 million in 1996. The following discussion of Results of Continuing Operations describes Reunion Industries' continuing operations in plastic products and services and wine grape agriculture separately from discontinued operations.

Results of Continuing Operations--Six Months Ended June 30, 1999, Compared With Six Months Ended June 30, 1998

   Reunion Industries had a net loss of $0.5 million for the six months ended June 30, 1999 compared to a net loss of $10.3 million for the six months ended June 30, 1998.

   Oneida Rostone. Revenues and operating income of Oneida Rostone were $37.5 million and $0.3 million, respectively, for the six months ended June 30, 1999 compared to revenues and operating income of $51.1 million and $2.5 million, respectively, for the six months ended June 30, 1998.

   The 27% decrease in revenues resulted from several factors, including certain customers relocating manufacturing operations to Mexico and Asia, reduced customer orders for continuing programs, end of product cycles and delays in new program starts, which affected all Oneida Rostone facilities. Oneida Rostone's backlog totaled $16.6 million at June 30, 1999, compared to backlog of $16.7 million at December 31, 1998 and backlog of $21.5 million at June 30, 1998. Backlog is also affected by customers' continuing movement to just-in-time ordering and shorter delivery cycles.

   Cost of sales totaled $32.3 million, or 86.0% of net sales, for the six months ended June 30, 1999 compared to $43.7 million, or 85.4% of net sales for the six months ended June 30, 1998. Gross profit was $5.2 million for the six months ended June 30, 1999 compared to $7.4 million in the prior year period. The decrease in both cost of sales and gross profit resulted from the decrease in revenues.

   Selling, general and administrative expenses were $5.0 million for the six months ended June 30, 1999, compared to $4.9 million for the six months ended June 30, 1998. The 1999 period included a $0.5 million provision for retirement compensation. Operating income was $0.3 million for the six months ended June 30, 1999 compared to $2.5 million in the comparable 1998 period, primarily because of the decrease in revenues.

   Juliana Vineyards. Juliana Vineyards had an operating loss of $0.3 million on miscellaneous revenues of $0.8 million for the six months ended June 30, 1999. Juliana Vineyards' agricultural operations were accounted for on the equity method in the prior year period, and the loss for the period was included in Other Income and (Expense).

   Corporate General and Administrative Expense. Corporate general and administrative expenses, consisting primarily of executive and administrative salaries and benefits, professional fees and other public

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company costs, totaled $1.1 million for both the six months ended June 30, 1999 and June 30, 1998. The 1999 amount includes $0.2 million of expenses incurred in connection with the proposed sale of Oneida Rostone, which was subsequently terminated. The 1999 and 1998 amounts include $0.2 million and $0.4 million, respectively, of legal costs for Reunion Industries' litigation with Bargo.

   Other Income and (Expense). Interest expense was $1.3 million for the six months ended June 30, 1999 compared to $1.5 million for the prior year period as a result of lower interest rates on Oneida Rostone's new credit facility with the CIT Group/Business Credit, Inc. Reunion Industries recorded a charge of $8.8 million in the 1998 period to record entry of judgment in the litigation with Bargo. Reunion Industries also recorded a $1.6 million charge in the 1999 period for interest and credit support fees relating to the bond posted in the appeal of the Bargo litigation judgment, and recognized a gain of $3.6 million in the 1999 period as a result of the settlement of this litigation. Reunion Industries recognized a loss of $0.1 million from its equity investment in the agricultural operations for the six months ended June 30, 1998.

Results of Continuing Operations--1998 Compared to 1997

   Plastic products and services. Oneida Rostone revenues and operating income were $95.1 million and $5.0 million, respectively, for the year ended December 31, 1998. This compares to 1997 revenues and operating income of $93.4 million and $4.3 million, respectively.

   The increase in revenues is attributable to a 34% increase in Data Packaging Limited's sales as a result of new customer programs, offset by a 5% decrease in sales at U.S. operations. Parts sales increased $0.7 million, or 0.6% to $89.0 million for the year ended December 31, 1998 compared to $88.5 million for the prior year period. Tooling sales increased $1.2 million, or 24.5% to $6.1 million for 1998 compared to $4.9 million for 1997. Tooling revenues associated with the production of customer tools are deferred until the tools are completed and delivered to the customers. As a result, tooling sales fluctuate depending on when projects are completed. The 34% increase in Data Packaging Limited's sales resulted from two significant new projects, for which Reunion Industries added production capacity. Although Reunion Industries continues to seek new customers and projects, management does not expect that such sales growth will recur. Oneida Rostone's backlog totaled $16.7 million at December 31, 1998 compared to backlog of $21.9 million at December 31, 1997. Backlog is down from 1997 as more major customers move to just-in-time ordering and shorter delivery cycles and because of customer deferrals of new programs.

   Cost of sales totaled $80.9 million, or 85.1% of net sales, for the year ended December 31, 1998 compared to $78.9 million, or 84.5% of net sales, for the year ended December 31, 1997. Gross margins were $14.2 million or 14.9% of net sales, in 1998 compared to $14.5 million, or 15.5% of net sales in 1997.

   During 1997, Oneida Rostone recorded a $1.0 million writedown of surplus equipment to net realizable value. This writedown was made in conjunction with the relocation of thermoplastic molding production from the Clayton, N.C. facility to the Siler City, N.C. facility.

   Selling, general and administrative expenses were $9.2 million in 1998, and $9.2 million in 1997. Operating income was $5.0 million, or 5.3% of net sales in 1998 compared to $4.3 million, or 4.6% of net sales in 1997.

   Agriculture. Juliana Vineyards had an operating loss of $0.1 million on revenues of $2.2 million in 1998. Revenues and direct expenses from the 1998 harvest were recognized in the fourth quarter, and these fourth quarter amounts are not representative of a full year. Prior to October 1998, Reunion Industries accounted for its wine grape agriculture operations on the equity method.

   Corporate General and Administrative Expense. Corporate general and administrative expenses, consisting primarily of executive and administrative salaries and benefits, professional fees and other public company costs, totaled $2.1 million for the year ended December 31, 1998 compared to $1.8 million for the

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year ended December 31, 1997. The 1998 and 1997 amounts included approximately
$0.6 million and $0.4 million, respectively, in legal costs for Reunion Industries' Bargo litigation.

   As a result of termination of the 1998 merger agreement with Chatwins Group because of the inability to raise sufficient financing under then current market conditions, Reunion Industries recorded a charge of $1.4 million in 1998 to write off accumulated legal, investment banking and other costs related to the merger.

   Other Income and Expense. Interest expense was $3.2 million in 1998 compared to $3.3 million for the prior year. Reunion Industries also recorded a charge of $9.2 million during 1998 to record entry of the judgment in Reunion Industries' litigation with Bargo, accrual of interest on the judgment and letter of credit and guarantee fees related to obtaining a supersedeas bond to appeal the judgment.

   Reunion Industries participated in the wine grape agriculture industry through its equity investment in the Juliana Preserve joint venture in 1997 and until September 1998. Reunion Industries recognized a loss of $0.4 million in 1998 and income of $0.3 million in 1997 from its equity interest in the Preserve's results of operations. In addition, Reunion Industries recorded a charge of $0.9 million in 1997 for its equity in the write off of development costs by the joint venture.

   Income Tax Expense. In August 1998, Reunion Industries reached a settlement with the IRS on its appeal of the denial of Reunion Industries' request for refund of Alternative Minimum Tax paid in 1990 and 1991. As a result of the settlement, Reunion Industries received refunds totaling $0.7 million including interest. Because of the uncertainty over realization of the refund, Reunion Industries had recorded an allowance of $0.8 million in 1996 for the possible denial of the refund claim with a corresponding charge to income tax expense. As a result of the settlement, Reunion Industries recorded an income tax benefit of $0.7 million in 1998.

Results of Continuing Operations--1997 Compared to 1996

   Plastic products and services. Oneida Rostone's revenues and operating income were $93.4 million and $4.3 million, respectively, for the year ended December 31, 1997. This compares to 1996 revenues and operating profit of $60.3 million and $3.4 million respectively.

   The increase in revenues is attributable primarily to a full year's results of the acquired businesses offset somewhat by a strike at the Rostone division. Parts sales increased $35.5 million, or 67.0% to $88.5 million for the year ended December 31, 1997 compared to $53.0 million for the prior year period. Tooling sales decreased $2.4 million, or 32.9% to $4.9 million for 1997 compared to $7.3 million for 1996. Tooling revenues associated with the production of customer tools are deferred until the tools are completed and delivered to the customers. As a result, tooling sales fluctuate dependent upon when projects are completed. Additionally, in 1997, there was a higher incidence of molding contracts where the tools were provided by the customer. Oneida Rostone's backlog totaled $21.9 million at December 31, 1997 compared to backlog of $25.1 million at December 31, 1996. Backlog is down from 1996 as more major customers move to just-in-time ordering and shorter delivery cycles.

   During the second calendar quarter of 1997, a strike of Reunion Industries' unionized factory work force took place at Oneida Rostone's Rostone division. The work stoppage occurred on April 15, 1997 and continued until May 15, 1997. Rostone used office personnel, temporary workers and new hires to minimize the impact of the strike on product shipments and the loss of customer business. Rostone, however, experienced excess scrap, labor inefficiencies and higher than normal product returns during the strike period and incurred additional overtime subsequent to the strike in restoring normal production. As a result of the strike, sales and operating income were approximately $2.1 million and $1.0 million, respectively, less than expected for the second quarter.

   Cost of sales totaled $78.9 million, or 84.5% of net sales, for the year ended December 31, 1997 compared to $50.7 million, or 84.1% of net sales, for the year ended December 31, 1996. As a result of the increase in

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sales, offset by the effects of the strike, gross margins rose to $14.5 million or 15.5% of net sales, in 1997 from $9.6 million, or 15.9% of net sales in 1996.

   During 1997, Oneida Rostone recorded a $1.0 million writedown of surplus equipment. This writedown was made in conjunction with the relocation of thermoplastic molding production from the Clayton, N.C. facility to the Siler City, N.C. facility acquired by Reunion Industries in November 1996.

   Selling, general and administrative expenses were $9.2 million in 1997, $2.9 million more than in 1996 reflecting the businesses acquired in 1996. Operating income was $4.3 million, or 4.6% of net sales in 1997 compared to $3.4 million, or 5.6% of net sales in 1996.

   Corporate General and Administrative Expense. Corporate general and administrative expenses, consisting primarily of executive and administrative salaries and benefits, professional fees and other public company costs, totaled $1.8 million for the year ended December 31, 1997 compared to $1.9 million for the year ended December 31, 1996. The 1997 amount included approximately $0.4 million in legal costs for Reunion Industries' Bargo litigation. The expenses for the year ended December 31, 1996 included occupancy and office costs for both Reunion Industries' previous headquarters in Houston, Texas, closed in May 1996, and its new headquarters in Stamford, Connecticut and are net of $0.3 million in reversals of certain charges for office closing and severance accrued in 1995.

   Other Income and Expense. Interest expense was $3.3 million in 1997 compared to $2.4 million in 1996 as a result of interest on Oneida Rostone's debt subsequent to the Rostone, Quality Molded Plastics and Data Packaging Limited acquisitions. Other income in 1996 includes a $0.6 million insurance recovery on a business loss claim for a Data Packaging Limited customer contract termination.

   Reunion Industries participated in the wine grape agriculture industry in 1997 and 1996 through its equity investment in the Juliana Preserve. Reunion Industries recognized income of $0.3 million in 1997 compared to a loss of $0.3 million in 1996 from its equity interest in the Preserve's results of operations. In addition, Reunion Industries recorded an impairment charge of $1.3 million in 1996 and a further charge of $0.9 million in 1997 for its equity in the write off of approximately $2.9 million of development costs by the joint venture.

   Income Tax Expense. Because of the uncertainty over realization of a refund claimed for Alternative Minimum Taxes paid in 1990 and 1991, Reunion Industries recorded an allowance of $0.8 million for the possible denial of the refund claim with a corresponding charge to Income Tax Expense in 1996.

Discontinued Operations

   Reunion Industries discontinued its U. S. oil and gas operations in 1995. Reunion Industries recognized income from discontinued operations of $0.7 million in 1997 compared to income of $0.4 million in 1996. Reunion Industries recognized a net gain of $1.1 million in 1996 from disposition of the oil and gas assets, consisting of a $1.6 million insurance reimbursement offset by $0.4 million of adjustments to the purchase price for certain assets not sold and $0.1 million of provisions for environmental remediation of those assets. Results of discontinued oil and gas operations during 1996, prior to the disposition on May 24, 1996, were approximately break even on revenues of $2.1 million.

   As described below under "--Recent Developments," Reunion Industries has recorded a provision of $1.0 million in connection with settlement discussions for the California Franchise Tax Board audit of the company's franchise tax returns for 1991 through 1993.

Liquidity and Capital Resources

   Summary. Cash and cash equivalents totaled $0.9 million at June 30, 1999. During the six months ended June 30, 1999, cash decreased $1.1 million, with $0.8 million provided by operations, $1.5 million used in

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investing activities and $0.6 million used in financing activities. Cash and cash equivalents totaled $2.0 million at December 31, 1998. During the year ended December 31, 1998, cash decreased $0.1 million, with $2.4 million provided by operations, $2.2 million used by investing activities and $0.6 million provided by financing activities.

   Investing Activities. Capital expenditures were $1.5 million during the six months ended June 30, 1999, and $3.3 million in 1998. Reunion Industries paid $2.2 million to acquire its joint venture partner's interest in the Preserve in 1998, and received $2.6 million from the sale of a portion of the Preserve.

   Financing Activities. Proceeds from new term loan borrowings during the six months ended June 30, 1999 totaled $7.8 million, principally as a result of Juliana Vineyard's $7.5 million refinancing described below. Principal payments reduced long-term obligations by $7.1 million, including $5.7 million repaid from the proceeds of the Juliana Vineyards refinancing. Net short term borrowings were reduced $0.9 million. Principal payments reduced long-term obligations by $10.2 million in the year ended December 31, 1998. Proceeds from new term loan borrowings totaled $7.1 million and debt issuance costs of $1.9 million were paid. Net short term borrowings totaled $3.4 million.

Factors Affecting Future Liquidity

   Because of various restrictions included in Reunion Industries' loan arrangements, management must separately consider liquidity and financing for corporate requirements, Oneida Rostone and Juliana Vineyards.

   Corporate. Corporate expenses, including salaries and benefits, professional fees and other public company costs, are expected to approximate $1.5 million annually. A payment of $5.0 million to settle the Bargo litigation was made on July 15, 1999 and a settlement payment of approximately $1.0 million to conclude a California tax audit was made on September 2, 1999. In addition, a significant portion of the $1.4 million accrued for environmental remediation of the Louisiana properties is expected to be expended during the next twelve months. Reunion Industries' source of funds for these expenses, other than from additional borrowings, are from cash balances and permitted payments by Oneida Rostone and Juliana Vineyards. The corporate cash balance at June 30, 1999 was $0.02 million.

   Oneida Rostone closed a new credit facility with The CIT Group/Business Credit, Inc. in October 1998. This new credit facility limits payments to Reunion Industries by Oneida Rostone and Juliana Vineyards. If certain levels of availability (as defined in the loan agreements) are maintained, Oneida Rostone is permitted to pay Reunion Industries monthly payments of interest, plus up to $0.1 million for management fees and dividends on preferred stock, plus tax sharing payments of up to 50% of the tax savings realized by Oneida Rostone because of Reunion Industries' net operating loss carryforwards. There can be no assurances that Oneida Rostone will be able to maintain the required levels of availability and be permitted to make the management fee and tax sharing fee payments to Reunion Industries'. In any event, the maximum amount of such payments is not expected to be sufficient for Reunion Industries' corporate operating and debt service requirements.

   The new credit facility also provided a letter of credit guarantee to provide credit support for a supersedeas bond in the Bargo litigation. In addition to the Oneida Rostone assets, the facility is secured by a guarantee by Mr. Bradley, a pledge of assets by Stanwich Financial Services, a related party, and a pledge of the stock of Oneida Rostone and Juliana Vineyards. Since October 1998, substantially all the amounts otherwise permitted to be paid by Oneida Rostone have been used to fund letter of credit and guarantee fees relating to the bond in the Bargo litigation.

   The $5.0 million settlement payment to Bargo was funded by a temporary overadvance on the revolver portion of Oneida Rostone's credit facility and the letter of credit was released. In August 1999, the credit facility was amended to increase term loan A to $8.25 million and provide for a $3.0 million term loan B. This amended facility replaces the temporary overadvance and provides additional working capital for Oneida

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Rostone. The guarantee by Mr. Bradley and the pledges of collateral by Reunion
Industries and Stanwich Financial Services were continued under this amendment. Substantially all the amounts permitted to be paid by Oneida Rostone to Reunion Industries are expected to be used to fund continuing guarantee fees on this loan facility.

   Without additional financing, management believes that Reunion Industries will not have sufficient resources to meet its corporate expenses and legal and environmental costs as they become due over the next twelve months. During 1998 and January 1999, Reunion Industries borrowed a total of $1.0 million from Stanwich Financial Services. These borrowings bear interest at 15%, and were originally due to mature September 30, 1998. Reunion Industries repaid $0.8 million, including interest, in February 1999 and $0.3 million, including interest, in August 1999. There can be no assurances that additional financing will be arranged, or that Stanwich Financial Services will lend additional funds. If Reunion Industries is unable to complete the merger and the related refinancing transaction, or arrange alternative financing, during the fourth quarter of 1999, it will be necessary to reduce or defer corporate headquarters salaries and other corporate expenses and it may be necessary to sell one or more of the company's businesses.

   The independent accountants' report on Reunion Industries' December 31, 1998 financial statements states that historical cash flows generated by Reunion Industries may not be sufficient to enable it to meet its obligations when they become due, which raises substantial doubt about its ability to continue as a going concern. This opinion results from the fact that at the time the financial statements were issued, Reunion Industries did not have sufficient liquidity to meet the projected corporate cash obligations described above. Management believes that the merger and the refinancing transactions described in this proxy statement/prospectus would provide sufficient liquidity to enable the company to meet these obligations as they come due over the next 12 months. Accordingly, management believes that the language in the independent accountants' report describing substantial doubt about Reunion Industries' ability to continue as a going concern will be removed if the merger and refinancing transactions are completed.

   Oneida Rostone. On October 19, 1998, Oneida Rostone closed the new credit facility with The CIT Group/Business Credit, Inc. This is a six-year senior secured credit facility including revolving credit loans of up to $10.2 million and a term loan in the initial amount of $6.0 million for Oneida Rostone. The proceeds were used to refinance Oneida Rostone's debt with Congress Financial Corporation and to provide working capital for Oneida Rostone. Management believes that Oneida Rostone's cash flow from operations, together with this credit facility and permitted levels of capital and operating leases, will be sufficient for Oneida Rostone's operating requirements, including capital expenditures and debt service, over the next twelve months. At June 30, 1999 Oneida Rostone had $1.5 million in revolving credit availability.

   At June 30, 1999, Oneida Rostone was not in compliance with a financial covenant to maintain EBITDA (as defined in the financing agreements) of not less than specified amounts each fiscal quarter. The CIT Group/Business Credit, Inc. has agreed to waive compliance with this covenant for the quarter ended June 30, 1999. In connection with the amended credit facility described above, the financial covenants in the loan agreement were also amended to levels that management believes are reasonably attainable in future quarters.

   Juliana Vineyards. In September 1998, Juliana Vineyards completed the purchase of its joint venture partner's 28.3% interest in the Juliana Preserve joint venture for approximately $5.9 million. The purchase was funded from the proceeds of the sale of three parcels for $2.7 million, and by a $3.7 million 4-month note to the joint venture partner.

   In January 1999, Juliana Vineyards closed a $7.5 million loan with Equitable Life Assurance Society of the United States. The proceeds were used to refinance Juliana Vineyards' existing $2.0 million loan with Equitable, to repay the $3.7 million 4-month note to the joint venture partner and for working capital.

   In March 1999, Juliana Vineyards entered into a $1.5 million one-year credit facility secured by grape sale contracts for the 1999 harvest. The proceeds will be used for 1999 farming operations and will be repaid from proceeds of grape sales.

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   In August 1999, Juliana Vineyards sold a portion of the vineyard property to a third party for net proceeds of $1.4 million. The proceeds were used to pay the California tax settlement and to repay debt to Stanwich Financial. Juliana Vineyards is continuing its efforts to sell the remaining vineyard property, but there is no assurance that it will be able to do so at a reasonable price or at all. If it is unable to sell additional parcels, it may not be possible for Juliana Vineyards to fund its operating requirements over the next twelve months without additional funding from Reunion Industries.

Year 2000 Computer Compliance

   Reunion Industries, like most companies, utilizes electronic technology which includes computer hardware and software systems that process information and perform calculations that are date-and time-dependent. Reunion Industries is aware that the coming of the year 2000 poses pervasive and complex problems in that virtually every computer operation (including manufacturing equipment and other non-information systems equipment), unless it is Year 2000 compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the inadvertent recognition by electronic technology of "00" as the year 1900 rather than year 2000. Reunion Industries is also aware that it may not only be negatively affected by the failure of its own systems to be Year 2000 compliant, but may also be negatively affected by the Year 2000 non-compliance of its vendors, customers, lenders and any other party with which Reunion Industries transacts business.

   Reunion Industries has completed its initial assessment of all of the systems and software in place at all locations and has identified hardware replacements and software upgrades necessary to achieve Year 2000 compliance. Because Reunion Industries uses integrated accounting and manufacturing software provided by third party vendors, it has avoided internal programming costs associated with modifying code and data to handle dates past the year 2000. The latest software releases provided by the respective third party vendors have achieved Year 2000 certification from independent testing organizations. Reunion Industries is in the process of upgrading all of its software to Year 2000 compliant releases. Upgrading and testing is substantially complete at six of Reunion Industries' seven manufacturing locations and at the headquarters location. Reunion Industries expects to complete the remaining upgrades by the third quarter of 1999. Significant customers and outside vendors such as suppliers, banks and payroll services have been contacted and have provided assurances that they either are or will be Year 2000 compliant by September 1999. Testing of Reunion Industries' software and systems (including manufacturing equipment and other non-information systems equipment) is expected to be completed during the third quarter of 1999. The expected incremental cost to complete the upgrades and testing necessary to achieve Year 2000 readiness is less than $0.02 million.

   Because management expects to complete the upgrading of all of its software in 1999, Reunion Industries has not developed a Year 2000 contingency plan. Management regularly monitors the status of the Year 2000 compliance process, and will develop contingency plans if it appears that Reunion Industries will not achieve full Year 2000 compliance.

   Reunion Industries has incurred and expects to continue to incur internal staff and other costs as a result of modifying existing systems to be Year 2000 compliant. Such costs will continue to be expensed as incurred and funded through internally generated cash while costs to acquire new equipment and software will be capitalized and depreciated over their useful lives. The hardware replacements and software upgrades were principally planned to improve operating controls and implementation was not significantly accelerated. Management does not expect the incremental cost to Reunion Industries of enterprise-wide Year 2000 compliance to be material to its operations.

   Management recognizes that the failure of Reunion Industries or any party with which Reunion Industries conducts business to be Year 2000 compliant in a timely manner could have a material adverse impact on the operations of Reunion Industries. If Reunion Industries' systems were to fail because they were not Year 2000 compliant, Reunion Industries would incur significant costs and inefficiencies. Manual systems for manufacturing and financial control would have to be implemented and staffed. Significant customers might

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decide to cease doing business with Reunion Industries. Disruptions in electric power or in the delivery of materials could cause significant business interruptions. Similarly, business interruptions at significant customers could result in deferred or canceled orders.

   The dates on which Reunion Industries believes Year 2000 compliance will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, or that there will not be a delay in, or increased costs associated with, the implementation of Year 2000 compliance. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, timely responses to and corrections by third-parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-parties, the company cannot ensure its ability to resolve problems associated with the Year 2000 issue that may affect its operations and business, or expose it to third-party liability in a timely and cost-effective manner.

Recent Developments

   Bargo Litigation. Reunion Industries filed suit in the 125th Judicial District Court of Harris County, Texas against Bargo Energy Company and its general partners, Chisos Corporation, Austin Resources Corporation, Shearwave, Inc., Brazos Oil & Gas Corporation, and Schroder Oil Financing & Investment Company, on January 16, 1996 for damages and relief arising out of Bargo's repudiation of its agreement to purchase all outstanding shares of the capital stock of the company's subsidiary, Reunion Energy Company. Bargo had agreed to pay Reunion Industries $15.1 million for Reunion Energy Company's capital stock, subject to certain potential adjustments in the purchase price as set forth in the stock purchase agreement between Reunion Industries and Bargo, and had deposited $0.5 million with a contractual escrow agent in accordance with the terms of the stock purchase agreement. Reunion Industries alleged in its complaint that Bargo tortuously interfered with a prospective stock purchase agreement with another purchaser of Reunion Energy Company's stock, and then wrongfully repudiated its agreement to purchase Reunion Energy Company's stock. Reunion Industries also asserted claims against Bargo for breach of contract and breach of duty of good faith and fair dealing, and sought damages under these theories of liability. Bargo also filed suit against Reunion Industries claiming that the company, its investment bankers, and certain individuals fraudulently misrepresented information and fraudulently induced Bargo into signing the stock purchase agreement. Bargo also asserted claims for breach of contract and warranty, return of its escrow, and for unspecified damages under these theories of liability. The cases were consolidated in the 334th Judicial District Court of Harris County, Texas, and the consolidated case was realigned with Reunion Industries as plaintiff.

   On April 24, 1998, after a three week trial, a jury found that Bargo had a right to terminate the stock purchase agreement with Reunion Industries and that Reunion Industries fraudulently induced Bargo into entering into the agreement and recommended that an award of $5.0 million in punitive damages be assessed against Reunion Industries. In July 1998, the court entered judgment affirming the $5.0 million jury verdict and awarding approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continued to maintain during appeal that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries also maintained that no evidence sufficient to support a jury finding of fraud or the related punitive damages finding was presented at trial. Reunion Industries filed a bond which suspended execution on the judgment while the company appealed the judgment. Reunion Industries filed its appeal brief on April 5, 1999 and Bargo filed its reply brief on June 10, 1999.

   On July 16, 1999, Reunion Industries announced that it had settled its litigation with Bargo. Under the settlement agreement, Reunion Industries paid $5.0 million to Bargo and the parties released all claims. In connection with the settlement payment, the parties agreed to file joint motions with the appeals court and the trial court providing that the trial court judgment is reversed, the jury findings are disregarded, the $500,000

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escrow amount deposited by Reunion Industries in connection with the original transaction is to be returned to Reunion Industries with interest and Reunion Industries is to pay all court costs. The settlement payment was funded by a temporary overadvance on Reunion Industries' revolving credit facility, which was subsequently converted into a term loan. Because Reunion Industries had previously recorded accruals for the amount of the judgment and interest, the company recognized a gain of approximately $3.6 million in the second quarter of 1999 as a result of this settlement.

   California Tax Assessment. In early 1996, the State of California Franchise Tax Board initiated an audit of the Reunion Industries' franchise tax returns for the years 1991, 1992 and 1993. In October 1996, Reunion Industries received a formal notice of assessment from the taxing authority in the aggregate amount of $0.7 million plus interest. Of this amount, $0.6 million results from the auditor's conclusion that income from gains on sales of certain Canadian oil and gas assets in 1991 should be reclassified from non-business to business income. Reunion Industries believes its classification of such income was correct, and appealed the assessment of tax. In 1996, Reunion Industries recorded a provision for approximately $0.1 million for certain other proposed adjustments. The appeal was denied, and Reunion Industries requested that the case be considered for settlement. In connection with the settlement discussions, Reunion Industries accrued an additional $0.5 million in 1998, with a corresponding charge to discontinued operations. The total accrual of $0.6 million represented management's estimate of the minimum of the range of possible settlement outcomes.

   In June 1999, Reunion Industries reached agreement with the California Franchise Tax Board to settle the assessment of additional taxes for 1991, 1992 and 1993. The settlement agreement is subject to final State of California approval, which management expects will be received. Under the settlement agreement, Reunion Industries paid approximately $1.0 million, including interest, on September 2, 1999. Reunion Industries recognized a charge to discontinued operations of approximately $0.4 million in the second quarter of 1999 as a result of this settlement.

Quantitative and Qualitative Disclosures About Market Risk

   In the operation of its business, Reunion Industries has market risk exposures to foreign currency exchange rates, raw material prices and interest rates. Each of these risks and Reunion Industries' strategies to manage the exposure is discussed below.

   Reunion Industries manufactures its products in the United States and Ireland and sells products in those markets as well as in Europe. International sales were 26% of Reunion Industries' sales in the six months ended June 30, 1999, 28% in 1998 and 18% in 1997. Reunion Industries' operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in Europe. Reunion Industries does not actively hedge its foreign currency risk because the international operations are self-financed and the translation exposure is not considered material to Reunion Industries' financial condition, liquidity or results of operations.

   The principal raw materials used by Reunion Industries are thermoplastic polymers. These materials are available from a number of suppliers. Prices for these materials are affected by changes in market demand, and there can be no assurances that prices for these and other raw materials will not increase in the future. Reunion Industries' contracts with its customer generally provide that such price increases can be passed through to the customers.

   Reunion Industries' operating results are subject to risk from interest rate fluctuations on debt which carries variable interest rates. The variable rate debt was approximately $15 million at June 30, 1999, which is representative of balances outstanding during the year. A 0.25% change in interest rates would affect results of operations by approximately $0.04 million.

Consolidated Financial Statements

   Reunion Industries' consolidated financial statements are set forth beginning at page F-2.

                        INFORMATION ABOUT CHATWINS GROUP

Business

   Chatwins Group, through its five manufacturing divisions, designs, manufactures and markets a broad range of metal fabricated and machined industrial parts and products, primarily for sale to original equipment manufacturers in a variety of industries. Chatwins Group's manufacturing divisions, and the principal fabricated and machined products produced by them, include:

  . CP Industries, large, seamless pressure vessels for highly pressurized gases

  . Hanna, industrial hydraulic and pneumatic cylinders

  . Alliance, industrial cranes and large mill equipment

  . Steelcraft, cold-rolled steel leaf springs

  . Auto-Lok, high quality roll formed and structural storage racks

   Chatwins Group also has a small oil and gas division, Europa.

   Chatwins Group emphasizes internal development of products, enhancement of manufacturing capabilities, market development and cost control. Although its manufacturing divisions share common characteristics as basic metal fabrication concerns, Chatwins Group believes that the variety of market niches served by these divisions lessens the impact of adverse economic conditions on Chatwins Group.

   Chatwins Group's strategy has been the establishment of large market share positions in well established niche markets. Since 1989, Chatwins Group has consummated nine such acquisitions. Additionally, Chatwins Group has undertaken efforts to expand export and international sales by exploring the potential for increased marketing of certain products in targeted foreign countries and joint venturing with selected international partners.

Investments

   Reunion Industries. On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or at that time approximately 38% of the then issued and outstanding shares of common stock of Reunion Industries from Parkdale Holdings Corporation N.V., and purchased 75,000 warrants to purchase shares of Reunion Industries common stock from Mr. F. Dean Gesterkamp, an unrelated third party.

   The aggregate purchase price of the common stock consisted of $5.8 million paid in cash and a $5.8 million promissory note to Parkdale. The aggregate purchase of the warrants consisted of $0.3 million paid in cash and a $0.2 million two-year promissory note to Mr. Gesterkamp. Mr. Bradley later purchased the Parkdale note. Mr. Franklin Myers, a director of Reunion Industries, later purchased the Gesterkamp note. Both the Parkdale note and Gesterkamp note have been fully repaid by Chatwins Group in accordance with contractual terms.

   Chatwins Group's investment in Reunion Industries is being accounted for under the equity method of accounting. Chatwins Group's share of Reunion Industries' operating results is included in the accompanying consolidated statement of income for the years ended December 31, 1998, 1997 and 1996 as equity income (loss) from operations of affiliate.

   CGI Investment. Chatwins Group owns 49% of CGI Investment Corp., which owned 100% of the outstanding preferred stock and fully diluted common stock of Rostone.

   Chatwins Group made three loans to CGI Investment; $1.5 million in December 1990, $1.35 million in December 1993 and $0.3 million in February 1994. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGI Investment and at December 31, 1997, the net carrying value of Chatwins Group investment in CGI Investment common stock and net notes receivable was $0.6 million.

   CGI Investment's primary assets remaining after the merger of Rostone into Oneida in February 1996 were two notes receivable, one of which was from Rostone, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, Chatwins Group and CGI Investment agreed that CGI Investment's liabilities significantly exceeded its assets and it would not be able to repay its obligations to Chatwins Group. As a result, Chatwins Group agreed to exchange its notes receivable from CGI Investment for CGI Investment's note receivable from Rostone which, plus accrued interest, totaled $0.5 million at December 31, 1998.

   Shanghai Klemp. In December 1995, Chatwins Group entered into a joint venture agreement with China Metallurgical Import & Export Shanghai Company and Wanggang Township Economic Development Corporation to form Shanghai Klemp Metal Products Co. Ltd. China Metallurgical Import & Export Shanghai Company is a state-owned foreign trade enterprise which trades in steel and equipment used in the manufacture of steel products. Wanggang Township Economic Development Corporation is an independently owned, industrial development corporation focusing on economic growth in the Pudong New Area of Shanghai. Chatwins Group has a 65% interest in Shanghai Klemp. The assets and liabilities of Shanghai Klemp and Chatwins Group's interest in Shanghai Klemp are excluded from the currently proposed sale of Klemp division. Shanghai Klemp is classified as part of discontinued operations. Chatwins Group intends to explore a separate sale of its interest in Shanghai Klemp.

   Suzhou Grating Co. Ltd. In May 1998, Chatwins Group entered into a joint venture agreement with Nantong Grating Composite Materials Co. Ltd. and American Grating, Inc. to create a sino-foreign equity joint venture known as Suzhou Grating Co., Ltd. Nantong is an independently owned manufacturing company organized under the laws of China. American Grating is a privately held U.S. corporation incorporated in the state of California. Chatwins Group 10% investment in Suzhou Grating is being accounted for under the cost method. Chatwins Group intends to explore a sale of its interest in Suzhou Grating.

   CGI Sales Corporation. Chatwins Group also had a wholly-owned subsidiary, CGI Sales Corporation, which is a Barbados corporation that functioned as Chatwins Group's foreign sales corporation. In 1998, approximately $5.0 million of Chatwins Group sales passed through CGI Sales Corporation. CGI Sales Corporation was dissolved during 1998.

   Klemp de Mexico. In 1993, Chatwins Group entered into a joint venture agreement with a Mexican company for the purpose of manufacturing, selling and distributing metal bar grating. This affiliate, Acervalco-Klemp, S.A. de C.V. was 49% owned by Chatwins Group. During May 1994, Chatwins Group increased its ownership in Acervalco-Klemp, S.A. de C.V., to 85% and has consolidated the results since such date. In January 1995, the subsidiary's name was changed to Klemp de Mexico. Klemp de Mexico is classified as part of discontinued operations. Chatwins Group intends to explore a separate sale of Klemp de Mexico.

   During 1996, Klemp de Mexico entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp, a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes.

Individual Operating Divisions

   CP Industries. Founded in 1897, CP Industries, the former Christy Park division of USX Corporation, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the alternative fueled vehicle compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

   Alliance. Founded in 1901, Alliance designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke oven machinery and other large steel-related fabrications. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

   Hanna. Founded in 1901, Hanna designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

   Steelcraft. Founded in 1972, Steelcraft manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicle and agricultural trailers.

   Europa. Chatwins Group was originally incorporated as Europa Petroleum, Inc. in 1980. The Europa division continues Chatwins Group original oil and gas business, holding interests in a small number of leases for oil and gas properties, investing in low-risk gas exploration and managing a portfolio of oil and gas participations.

   Auto-Lok. Founded in 1946, Auto-Lok manufactures high quality roll formed and structural steel fabricated storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting of rack erection.

   The following represents historical net sales, EBITDA, and total assets by division, adjusted for the classification of the Klemp division as a discontinued operation for the six months ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996 (in thousands, including notes hereto, unless otherwise indicated):

                                                     Net      Total
                                                    Sales   EBITDA(1) Assets(2)
                                                   -------- --------- ---------
At and for the six months ended June 30, 1999:
  Alliance........................................ $ 12,966  $  (115)  $13,722
  Auto-Lok........................................   16,501    1,644    10,122
  CP Industries...................................   12,641    2,168    18,245
  Europa..........................................       54       54     1,084
  Hanna...........................................   17,614    2,642    16,691
  Steelcraft......................................    1,891      218     1,600
                                                   --------  -------   -------
    Totals........................................ $ 61,667  $ 6,611   $61,464
                                                   ========  =======   =======
At and for the year ended December 31, 1998:
  Alliance........................................ $ 41,982  $ 2,485   $18,111
  Auto-Lok........................................   25,794    1,775    10,645
  CP Industries...................................   28,284    6,003    20,117
  Europa..........................................      105       62     1,106
  Hanna...........................................   34,458    5,714    17,544
  Steelcraft......................................    3,960      644     1,651
                                                   --------  -------   -------
    Totals........................................ $134,583  $16,683   $69,174
                                                   ========  =======   =======
At and for the year ended December 31, 1997:
  Alliance........................................ $ 43,791  $ 3,817   $14,872
  Auto-Lok........................................   26,524      899    10,054
  CP Industries...................................   28,171    5,882    17,071
  Europa..........................................      135       29     1,326
  Hanna...........................................   33,420    4,721    15,916
  Steelcraft......................................    4,378      889     1,705
                                                   --------  -------   -------
    Totals........................................ $136,419  $16,237   $60,944
                                                   ========  =======   =======
At and for the year ended December 31, 1996:
  Alliance........................................ $ 28,091  $ 1,546   $12,662
  Auto-Lok........................................   16,864     (154)    7,860
  CP Industries...................................   25,107    5,377    16,236
  Europa..........................................      148       94     1,433
  Hanna...........................................   29,617    3,127    15,972
  Steelcraft......................................    4,010      771     1,766
                                                   --------  -------   -------
    Totals........................................ $103,837  $10,761   $55,929
                                                   ========  =======   =======

--------
(1) Excludes headquarters expenses in the six months ended June 30, 1999 of $1,206 and in the years ended December 31, 1998 of $2,007, December 31, 1997 of $2,398 and December 31, 1996 of $1,558. See "--Selected Historical Financial Data" for operating income and a definition of EBITDA.
(2) Excludes headquarters assets at June 30, 1999 of $16,023, at December 31, 1998 of $15,762, at December 31, 1997 of $20,794 and December 31, 1996 of
    $20,286.

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

General Aspects Applicable to the Chatwins Group Divisions

   Raw Materials. The major raw materials used by Chatwins Group in its fabricated and machined products manufacturing divisions include steel coils, structural bars, welded and seamless steel tubing and pipe, steel alloy bars, steel plates, brass tubing and bars and aluminum extrusions, all of which are supplied by various domestic sources. Prices for most of these raw materials used by Chatwins Group remained relatively constant during 1998. There can be no assurance that prices for these and other raw materials used by Chatwins Group will not increase in the future.

   Competition. Most of Chatwins Group's products are sold in highly competitive markets both in the U.S. and internationally. Chatwins Group competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies, on the basis of price, service, quality and the ability to supply customers in a timely manner. A number of Chatwins Group's competitors have financial and other resources that are substantially greater than those of Chatwins Group. Competitive pressures or other factors could cause Chatwins Group's products to lose market share or result in significant price erosion which would have a material effect on Chatwins Group's results of operations.

   Export Sales. Chatwins Group's export sales for 1998 were approximately 9% of total sales. Export sales were primarily made in four major areas during 1998--the Far East, Mexico and South America, the United Kingdom and Canada. CP Industries accounted for approximately 63% of export sales during 1998, recording sales in all four areas, but primarily in Taiwan and the United Kingdom. Alliance represented almost all of the remainder, primarily in Mexico and Brazil. Hanna also had a small amount of export sales, primarily to Canada. Export sales of the remaining divisions were insignificant. Chatwins Group does not consider the domestic sales of its discontinued foreign subsidiaries as export sales.

   Backlog. Chatwins Group consolidated backlog at December 31, 1998 was approximately $42.4 million and at December 31, 1997 was approximately $55.9 million. Except for Alliance, all backlog orders at December 31, 1998 are expected to ship within a year. Due to the nature of its business, Alliance's backlog, which represented 32% and 51% of consolidated backlog at December 31, 1998 and 1997, respectively, is expected to ship within two years.

   Research and Development. Chatwins Group operates in relatively mature markets and the majority of its research and development work is related to improving the quality and performance of its existing products, meeting design requirements and specifications of its customers that require customized products and developing greater production efficiencies. To meet these objectives, Chatwins Group has engineering departments at all of its major manufacturing divisions.

   Major Customers. During 1998, no one customer accounted for more than 10% of the net sales of Chatwins Group. Individual divisions of Chatwins Group have had customers in certain calendar years that have accounted for in excess of 10% of that division's net sales. This occurs principally at CP Industries, Alliance, the Brooks operation of Hanna and Auto-Lok due to the large contract nature of their businesses, and commonly occurs for different customers from one year to the next.

   Patents and Trademarks. Chatwins Group owns a number of patents and trademarks that are registered in the United States Patent and Trademark Office and internationally. Chatwins Group does not believe that any of its registered trademarks or patents are material to Chatwins Group business or that such business is dependent on any trademark or patent.

   Marketing and Distribution. Chatwins Group markets and distributes its products in a variety of ways including in-house marketing and sales personnel at all of its divisions, domestic independent and manufacturer representatives, domestic and international agents and North American networks of independent distributors that specialize in a product of Chatwins Group's various divisions.

   Employees. As of December 31, 1998, Chatwins Group had a total of 1,297 people in manufacturing, sales and administrative positions. Upon consummation of the sale of the Klemp division, Chatwins Group's total employment will be reduced by approximately 458 employees. Chatwins Group believes its relations with its employees are good.

   A breakdown of Chatwins Group's work force by location and function at December 31, 1998 excluding the employees of Klemp, is as follows:

                                                     General and
                                  Manufacturing    Administrative
                                 ----------------- -----------------
   Division       Location       Union   Non-Union Union   Non-Union Total
   --------       -------------- -----   --------- -----   --------- -----
   Alliance       Alliance, OH    174(1)     60                26     260
   Auto-Lok       Acworth, GA               153                45     198
   CP Industries  McKeesport, PA   90(2)      7       8(3)     26     131
   Hanna          Chicago, IL                85                31     116
                  Milwaukee, WI              72                10      82
   Headquarters   Pittsburgh, PA                               19      19
   Steelcraft     Miami, OK                  29                 4      33
                                  ---       ---     ---       ---     ---
   Totals                         264       406       8       161     839
                                  ===       ===     ===       ===     ===

--------
(1) United Steelworkers of America--Contract expires June 14, 2002.
(2) United Steelworkers of America--Contract expires May 31, 2001.
(3) United Steelworkers of America--Contract expires May 31, 2001.

   Insurance. Chatwins Group maintains general liability, product liability, property, workers' compensation, and other insurance in amounts and on terms that it believes are customary for companies similarly situated.

   Environmental. Since 1988, Chatwins Group has followed procedures and maintained strict policies designed to protect the environmental welfare of its employees and the communities surrounding its various locations.

   As a part of refinancing efforts by Chatwins Group in 1990 and 1998, environmental audits were performed at Chatwins Group's various locations by independent environmental engineering companies. Recommendations contained in those audits were implemented by Chatwins Group. Each facility is monitored as part of Chatwins Group's internal environmental and hazardous materials management program. Chatwins Group has also completed a compliance program for polychlorinated biphenyls and to remove or encapsulate asbestos at all of its facilities. A policy of seeking substitutes for hazardous materials has been established and many potentially hazardous substances have been replaced by environmentally safe items. Chatwins Group employees have been trained to work properly with potentially hazardous substances and to read and understand Material Safety Data Sheets.

   As a result of these efforts, Chatwins Group believes that its business, operations and facilities are being operated in substantial compliance with applicable environmental and health and safety laws and regulations. In addition, Chatwins Group is aware of no environmental claims that have been or could be asserted against Chatwins Group, other than those claims that Chatwins Group believes have been resolved or are the subject of indemnification agreements with former owners of Chatwins Group's properties.

   In September 1988, U.S. Metalsource Corp., the owner of the Ipsen facility prior to Chatwins Group, removed substantial quantities of solvent contaminated soil from the Ipsen facility to a licensed landfill. While almost all of the contaminated soil was removed, isolated areas could not be removed due to building safety concerns. A residual groundwater contamination problem remains. Alco Standard Corporation, the owner of the Ipsen facility during the time when the vast majority of the contamination occurred, has agreed to perform, pay for and assume direct responsibility and liability for, and hold Chatwins Group harmless in respect of, the remediation of the remaining contamination including an ongoing groundwater remediation plan which has been approved by the Illinois Environmental Protection Agency. Concurrent with its sale of the Ipsen assets, Chatwins Group assigned to the purchaser Chatwins Group's rights to this agreement with Alco. Chatwins Group also covenanted with the purchaser to complete or cause to be completed the remediation of the remaining contamination if Alco should fail to honor its agreement. As of December 31, 1998, Chatwins Group had not received notice that Alco was failing to perform the approved groundwater remediation plan.

Recent Developments

   Recent Accounting Changes. Effective January 1, 1999, Chatwins Group adopted the AICPA's Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," which requires that the costs of start-up activities be expensed as incurred. Such adoption is reported as the cumulative effect of a change in accounting principle and results in the write-off of $176,000 of start-up costs, net of taxes of $91,000. These start-up costs primarily related to Chatwins Group's international subsidiaries.

   Exercise of Warrants. Pursuant to a warrant agreement dated as of May 1, 1993, Chatwins Group issued 50,000 warrants, each of which entitles the holder thereof to purchase one share of the common stock of Chatwins Group at an exercise price of $.01 per share. The warrants were issued in a transaction pursuant to which Chatwins Group issued $50 million of 13% Senior Notes due 2003. The warrants were not exercisable except upon the occurrence of certain trigger events as defined in the warrant agreement or, if no trigger event had occurred prior to May 3, 1998, upon Chatwins Group's failure to consummate a repurchase offer due to a payment blockage, both as defined in the warrant agreement. No trigger event had occurred through May 3, 1998 and a payment blockage existed on such date, resulting in the warrants becoming exercisable as of May 3, 1998. Consistent with the warrant agreement, Chatwins Group notified holders of the warrants of the existence of a payment blockage within 30 days of such date. Due to the then existing prospective merger with Reunion Industries Chatwins Group simultaneously gave holders of the warrants a notice notifying them that their warrants would lapse if not exercised within thirty days. The thirty-day period was subsequently extended indefinitely when the then existing prospective merger with Reunion Industries was delayed. The May 31, 1998 merger agreement with Reunion Industries was terminated by mutual agreement. Through the date of this proxy statement/prospectus, 47,325 warrants were exercised at $.01 per share resulting in the issuance of 47,325 shares of Chatwins Group common stock. The remaining 2,675 warrants which have not been exercised remain exercisable.

   Chatwins Group had previously notified its warrantholders that its registration statement on Form S-1 filed with the SEC could not be used in connection with any resale of its warrants or shares of its common stock underlying the warrants. Any transactions in Chatwins Group warrants or common stock into which the warrants are convertible continue to require compliance with Rule 144A or another exemption from the registration requirements of the Securities Act of 1933.

Defaults Under Indenture

   Purchase Offer. In connection with the acquisition of the Reunion Industries common stock, on June 20, 1995, Chatwins Group and the trustee agreed to a first supplemental indenture and waiver of covenants of the Indenture dated as of May 1, 1993 under which the 13% Senior Notes are issued. Pursuant to the supplemental indenture, Chatwins Group agreed to offer to purchase $25.0 million principal amount of the notes, which represents 50% of the originally issued principal amount of the notes, from the noteholders on each of June 1, 1999 and June 1, 2000. Chatwins Group would purchase the notes at an amount equal to 100% of the aggregate outstanding principal amount, plus unpaid interest accrued to the purchase date. In May of 1999, Chatwins Group made the required offer to repurchase $25.0 million principal amount of the notes. Approximately $24.1 million of those notes were tendered by June 1, 1999. Chatwins Group was unable to repurchase the $24.1 million of notes tendered due to insufficient liquidity and financing agreement limitations. In an effort to avoid a payment default under the indenture on June 2, 1999, Chatwins Group delivered to the noteholders a notice of request to withdraw the tendered notes and offered to pay 2% of the principal amount of the notes tendered by such securityholder to those who agreed to withdraw their election to tender. Chatwins Group informed the recipients that if they did not withdraw their election to tender, a third-party buyer had agreed to purchase the notes for the same price payable by Chatwins Group under the purchase offer. The buyer's agreement with Chatwins Group provided that it would elect a withdrawal of all the notes it acquired, if any, in consideration of payment of the 2% fee for the notes it acquired and withdrew. As of June 8, 1999, $835,000 principal amount of the tendered notes remained outstanding. Pursuant to the indenture, Chatwins Group was obligated to deposit with the trustee 100% of the amount outstanding by June 7, 1999. Chatwins Group did not do so, and its failure to timely do so constituted a default under the indenture.

   Chatwins Group notified the trustee of the default on June 8, 1999. As of June 23, 1999, $25,000 principal amount of the notes remained outstanding. Chatwins Group paid for the notes, plus accrued and unpaid interest as provided in the indenture, and in so doing cured the default. A total of $7,125,000 principal amount of the notes were withdrawn by the noteholders and $16,971,000 principal amount of the notes were purchased by the third-party buyer and withdrawn. Both the noteholders and the third-party buyer received a fee of 2% of the principal amount of the notes they withdrew. Chatwins then notified the Trustee on June 23, 1999, that it had cured the default.

   Suzhou Grating. In May of 1998, Chatwins Group executed a joint venture agreement pursuant to which it contributed $100,000 to Suzhou Grating, a fiberglass reinforced plastic grating manufacturer in China. The investment constitutes a default under the indenture.

   Bradley Family Limited Partnership. In May of 1998, Mr. Bradley, Chairman of the boards of both Chatwins Group and Reunion Industries and stockholder of Chatwins Group, transferred all of his shares of Chatwins Group common stock to the Charles E. Bradley, Sr. Family Limited Partnership for estate planning purposes. The Bradley Family Limited Partnership has granted voting control over such shares to Stanwich Partners, which in turn has granted voting control over such shares to Mr. John G. Poole, a director and beneficial stockholder of Chatwins Group. Because Mr. Bradley no longer has voting control over such shares of Chatwins Group common stock, a breach has occurred under the Securities Pledge Agreement (as defined in the indenture). Because the Securities Pledge Agreement is cross-covenanted to the indenture, such breach created a default under the indenture.

   The indenture provides that neither of the aforementioned two continuing defaults will mature into an event of default subject to the remedies therein provided, including acceleration of the 13% Senior Notes, until State Street Bank and Trust Company, as successor trustee to the indenture or the holders of at least twenty-five percent (25%) of the notes notify Chatwins Group of the default and the default remains unremedied for thirty (30) days after said notice. As of the date of this proxy statement/prospectus, Chatwins Group had not received notice from either the trustee or any noteholders. In the event notice is received, Chatwins Group currently has agreements in place that it believes would remedy each such default within the 30 day remedy period. However, there can be no assurance that an event of default will not result from these defaults.

Properties

   Adjusted for the Klemp sale, Chatwins Group has a total of 71.2 acres and 1,389,233 square feet being used for ongoing operations. Except for CP Industries' sales office in Beijing, China, and Chatwins Group's corporate headquarters in Pittsburgh, Pennsylvania, which is administrative, all locations are both manufacturing and administrative facilities:

                                            Square                    Expiration
           Division             Location     Feet   Land Acres Title     Date
           --------          -------------- ------- ---------- ------ ----------
   CP Industries............ McKeesport, PA 602,772    37.0     Owned       --
                             Beijing, China     808     --     Leased  10/31/00
   Alliance................. Alliance, OH   383,865    14.8     Owned       --
   Hanna.................... Chicago, IL     85,283     2.7     Owned       --
                             Milwaukee, WI   48,000     3.2     Owned       --
   Steelcraft............... Miami, OK       39,120    13.5     Owned       --
   Headquarters............. Pittsburgh, PA   6,485     --     Leased  08/31/01
   Auto-Lok................. Acworth, GA    222,900     --     Leased  03/12/08

   Hanna's location in Milwaukee, Wisconsin includes two buildings; one of approximately 41,000 square feet and the other of approximately 7,000 square feet. During 1998, Chatwins Group undertook a project to expand the smaller building by 20,000 square feet as the result of a sole-source supply agreement for double welded hydraulic cylinders executed with one of Brooks' major customers located in Horicon, Wisconsin.

   Chatwins Group believes that all of its facilities have been in operation for a sufficient period of time to demonstrate their suitability for their individual purposes. The production capacities of Chatwins Group's facilities, subject to the completion of the expansion of Hanna's Milwaukee, Wisconsin facility, are believed by Chatwins Group to be sufficient for Chatwins Group's anticipated future needs.

   In addition to the property listed above, Chatwins Group owns 92.7 acres of idle farm land adjacent to its former Ipsen facility, in Boone County, Illinois, which were retained by Chatwins Group after the Ipsen sale.

Legal Proceedings

   In June 1993, the U.S. Customs Service made a demand on Chatwins Group's former industrial rubber distribution division for $612,948.30 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on importations of "unmarked" hose products from 1982 to 1986. Following Chatwins Group's initial response raising various arguments in defense, including expired statute of limitations, Customs responded in January 1997 by reducing its demand to $370,968.00 and reiterating that demand in October 1997. Should the claim not be resolved, Customs threatens suit in the International Court of Claims. Chatwins Group continues to believe that, based on consultation with counsel, there are facts which raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.

   In addition to the aforementioned Customs claim, Chatwins Group is involved in other various legal proceedings and product liability claims and believes that none of these individually or in the aggregate will have a material effect on the financial condition or results of operations of Chatwins Group.

Selected Financial Data of Chatwins Group

                       SELECTED HISTORICAL FINANCIAL DATA
                     (in thousands, including notes hereto,
                    except for share and per share amounts)

   The following table sets forth selected historical consolidated financial data of Chatwins Group. Chatwins Group derived the consolidated balance sheet data at December 31, 1994 through 1998 and the consolidated income statement data for the years then ended from financial statements audited by PricewaterhouseCoopers LLP, independent accountants. Chatwins Group derived the consolidated balance sheet data as of June 30, 1999 and the consolidated income statement data for the six months then ended from unaudited interim financial statements. All data are reported in thousands, except for share and per-share data. Historical data have been restated for the classification of the Klemp division as a discontinued operation.

                          Six Months
                             Ended
                           June 30,             Year Ended December 31,
                             1999     ------------------------------------------------
                          (unaudited)   1998      1997      1996      1995      1994
                          ----------- --------  --------  --------  --------  --------
Earnings Data(1):
Net sales...............   $ 61,667   $134,583  $136,419  $103,837  $134,205  $113,189
Cost of sales...........     50,866    108,616   111,259    84,579   108,155    92,426
                           --------   --------  --------  --------  --------  --------
Gross profit............     10,801     25,967    25,160    19,258    26,050    20,763
Selling, general and
 administrative
 expenses...............      6,763     13,776    13,439    12,621    14,285    13,872
Other expense, net......        310        596       658       275       444       131
                           --------   --------  --------  --------  --------  --------
Operating profit........      3,728     11,595    11,063     6,362    11,321     6,760
Interest expense,
 net(2).................      3,588      7,462     7,402     7,378     7,630     6,792
Equity loss from
 continuing operations
 of affiliate...........         67      4,056       373       915        --        --
                           --------   --------  --------  --------  --------  --------
Income (loss) before
 income taxes from
 continuing operations..         73         77     3,288    (1,931)    3,691       (32)
Provision for (benefit
 from) income taxes(3)..         32         29       833      (691)      629        (6)
                           --------   --------  --------  --------  --------  --------
Income (loss) from
 continuing operations..   $     41   $     48  $  2,455  $ (1,240) $  3,062  $    (26)
                           ========   ========  ========  ========  ========  ========
Income (loss) from
 continuing operations
 applicable to common
 stock(4)...............   $   (187)  $   (408) $  1,999  $ (1,696) $  2,606  $   (476)
                           ========   ========  ========  ========  ========  ========
Average equivalent
 common shares
 outstanding(10)........    289,726    265,088   292,887   242,887   292,887   243,242
                           ========   ========  ========  ========  ========  ========
Income (loss) from
 continuing operations
 per common share(10)...   $  (0.65)  $  (1.54) $   6.82  $  (6.98) $   8.90  $  (1.96)
                           ========   ========  ========  ========  ========  ========
Operating and Other
 Data:
EBITDA(5)...............   $  5,405   $ 14,676  $ 13,839  $  9,203  $ 14,089  $  8,846
                           ========   ========  ========  ========  ========  ========
Cash flow from (used in)
 operating
 activities(11).........        (38)    (3,094)    3,616     3,492     2,472    (1,432)
                           ========   ========  ========  ========  ========  ========
Cash flow from (used in)
 investing
 activities(11).........      2,792     (5,195)   (5,044)   (1,190)   (6,866)   (4,321)
                           ========   ========  ========  ========  ========  ========
Cash flow from (used in)
 financing
 activities(11).........     (2,844)     7,896     1,806    (2,303)    4,725     5,271
                           ========   ========  ========  ========  ========  ========
Depreciation and
 amortization(6)........      1,677      3,081     2,776     2,841     3,257     3,538
                           ========   ========  ========  ========  ========  ========
Capital expenditures....      1,771      2,364     2,694     3,051     3,853     3,284
                           ========   ========  ========  ========  ========  ========
Balance Sheet Data:
Working capital(9)......   $ 24,556   $ 25,194  $ 20,786  $ 18,274  $ 15,760  $ 13,437
                           ========   ========  ========  ========  ========  ========
Total assets............    100,186    108,496   103,330    95,239   101,020    90,311
                           ========   ========  ========  ========  ========  ========
Total long-term
 debt(8)................     49,959     50,019    50,043    50,066    50,090    50,966
                           ========   ========  ========  ========  ========  ========
Redeemable preferred
 stock..................      8,710      8,482     8,026     7,570     7,114     6,658
                           ========   ========  ========  ========  ========  ========
Stockholders'
 equity(7)..............     (8,441)    (8,594)   (6,863)   (8,666)   (7,771)  (11,608)
                           ========   ========  ========  ========  ========  ========

--------
 (1) Chatwins Group holds a minority voting interest in Reunion Industries which it accounts for under the equity method. On September 14, 1995, Chatwins Group sold Oneida Molded Plastics to Reunion Industries. Such transaction was treated as the disposal of a portion of a line of business with Oneida's historical operating results through September 14, 1995 and resulting gain on sale of $1.2 million classified within continuing operations.

 (2) Includes amortization of debt issuance expenses of $360 for the six-months ended June 30, 1999 and the following amounts for the following years:
     1998: $671; 1997: $550; 1996: $632; 1995: $564 and 1994: $444.
 (3) See Note 17 to the consolidated financial statements of Chatwins Group for the year ended December 31, 1998 . Due primarily to the use of net operating loss carryforwards, Chatwins Group's actual cash payments, net of refunds, relating to state and federal income taxes for the years ended December 31, 1994 through December 31, 1997 have been approximately $533, $20, $53 and $205, respectively. In 1998, Chatwins Group had a net refund of $139. There were no tax payments or refunds in the first half of 1999.
 (4) In determining income (loss) from continuing operations applicable to common stock, income from continuing operations is reduced by accretions of dividends on preferred stock as follows: Six-months ended June 30, 1999: $228; 1998: $456; 1997: $456; 1996: $456; 1995: $456 and 1994: $450.
 (5) EBITDA is calculated as follows (restated for the classification of the Klemp division as a discontinued operation):

                            Six Months
                               Ended
                             June 30,           Year Ended December 31,
                               1999     -----------------------------------------
                            (unaudited)  1998    1997    1996     1995     1994
                            ----------- ------- ------- -------  -------  -------
   Income (loss) from
    continuing operations
    before income taxes....   $   73    $    77 $ 3,288 $(1,931) $ 3,691  $   (32)
   Interest expense,
    net(2).................    3,588      7,462   7,402   7,378    7,630    6,792
   Depreciation and
    amortization(6)........    1,677      3,081   2,776   2,841    3,257    3,538
   Equity loss from
    continuing operations
    of affiliate...........       67      4,056     373     915       --       --
   Gain on sale of
    business...............       --         --      --      --   (1,190)  (1,452)
   Loss on notes
    receivable.............       --         --      --      --      701       --
                              ------    ------- ------- -------  -------  -------
     EBITDA................   $5,405    $14,676 $13,839 $ 9,203  $14,089  $ 8,846
                              ======    ======= ======= =======  =======  =======

    Chatwins Group has included EBITDA in the Selected Historical Financial Data due to the close relationship it bears to Chatwins Group's financial covenants benefiting the 13% Senior Notes.
 (6) Excludes amortization of debt issuance expenses. See footnote (2) above.
 (7) Stockholders' equity has been reduced by accretions for redemption value of and dividends on preferred stock of $14.7 million through June 30, 1999.
 (8) Excludes borrowings under revolving credit facilities and includes current maturities of Senior Notes.
 (9) Represents current assets excluding net assets of discontinued operations less current liabilities excluding borrowings under revolving credit facilities and current maturities of Senior Notes.
(10) Includes the dilutive effect of the Chatwins Group warrants.
(11) Current accounting rules do not require restatement of the statement of cash flows upon the classification of a segment as a discontinued operation.

Management's Discussion of Financial Condition and Results of Operations of Chatwins Group

Results of Continuing Operations--Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

   Net sales for the first half of 1999 totaled $61.7 million, compared to $63.0 million for the first half of 1998. Sales for the first half of 1999 decreased $1.3 million, or 2%, from the first half of 1998. The decrease in sales was primarily at Alliance, partially offset by increases at Auto-Lok and Hanna. Sales decreased $6.5 million at Alliance due primarily to a decrease in order levels which have been negatively impacted by a downturn in large capital projects in the steel industry due to strong foreign competition. Auto-Lok's sales increase of $4.5 million was due to increased product demand as well as the completion of a large contract for one customer. Sales increased $0.9 million at Hanna primarily due to increase demand in their mobile cylinder product lines manufactured in Milwaukee, Wisconsin. Steelcraft's sales were down $0.3 million compared to last year's first half.

   Gross profit for the first half of 1999 was $10.8 million, compared to $13.0 million of gross profit for the first half of 1998, a decrease of $2.2 million. First half 1999 gross profit margin was 17.5%, compared to 20.6% in the first half of 1998. Gross profit during the first half of 1999 compared to the first half of 1998 decreased $2.0 million at Alliance, $0.4 million at Hanna and $0.3 million at both CPI and Steelcraft, partially offset by a $0.7 million increase at Auto-Lok. First half gross profit margins for 1999 compared to first half margins for 1998 increased only at Auto-Lok and decreased at all other divisions. The increase in gross profit and margin at Auto-Lok is due primarily to the division's increased volume. The decreases in gross profits and margins at the remaining divisions are due to decreases in volume noted above and a change in product mix at Hanna.

   Selling, general and administrative expenses for the first half of 1999 were $6.8 million, compared to $7.4 million for the first half of 1998, a decrease of $0.6 million. Selling, general and adminstrative expenses as a percentage of sales decreased to 11.0% for the first half of 1999 compared to 11.7% in 1998's first half. The decreases in selling, general and administrative expenses and selling, general and administrative expenses as a percentage of sales were due to an overall effort to contain and reduce such costs.

   Other expense for the first half of 1999 was $0.3 million, compared to other expense of $0.1 million for the first half of 1998, a net increase of $0.2 million. There were no individually significant or offsetting items in either of the first halves of 1999 or 1998.

   Interest expense, net, in each of the first halves of 1999 and 1998 was $3.6 million. A decrease in the effective borrowing rate on Chatwins Group's debt for the first half of 1999, due to the revolving credit facility entered into with NationsBank in October 1998, was offset by higher average borrowing levels in 1999 and an increase in the level of amortization of deferred financing costs.

   Equity loss from continuing operations of affiliate in both of the first halves of 1999 and 1998 represents Chatwins Group's share of Reunion Industries' loss from continuing operations. Reunion Industries' first half of 1998 results from continuing operations were negatively impacted by the Bargo litigation provision it recorded in its 1998 second quarter.

   There was a tax provision of less than $0.1 million for the first half of 1999 compared to a benefit of $0.6 million for the first half 1998. The tax provision for both periods is directly related to the level of pre-tax earnings.

Results of Continuing Operations--1998 Compared to 1997

   Net sales for 1998 totaled $134.6 million, compared to $136.4 million for 1997. Sales for 1998 decreased $1.8 million, or 1%. A sales increase of $1.0 million at Hanna, was offset by decreases or flat revenues at the remaining divisions. Sales decreased $1.8 million at Alliance, $0.7 million at Auto-Lok and $0.4 million at Steelcraft. CP Industries reported flat revenues in 1998 compared to 1997. The increase in sales at Hanna in 1998 compared to 1997 occurred in the fourth quarter of 1998 and was the result of a series of large shipments to one of Hanna's largest customers. The decrease in sales at Alliance was primarily due to a slight decrease in the level of material inputs to large projects during 1998 compared to 1997. Decreases at Auto-Lok and Steelcraft were general in nature and management believes not indicative of adverse trends.

   Gross profit for 1998 was $26.0 million, a 3% increase compared to $25.2 million for 1997. Gross profit margin was 19.3% in 1998, compared to 18.4% in 1997. Gross profit during 1998 compared to 1997 improved $1.1 million at Hanna, $0.8 million at Auto-Lok and $0.5 million at CP Industries. These gross profit improvements were partially offset by decreases of $1.3 million at Alliance and $0.2 million at Steelcraft. Gross profit margin was also up at Hanna, Auto-Lok and CP Industries, but down at Alliance and Steelcraft. The increase in gross profit and margin at Hanna was primarily due to the efficiencies of increased volume and a shift in product mix towards its industrial cylinder line, which has higher margin products than its mobile cylinder line. Although Auto-Lok's overall volume decreased in 1998 compared to 1997, the increase in gross profit and margin at Auto-Lok was primarily due to the efficiencies of a higher operating level at Auto-Lok's facility due to the ability to absorb fixed and semi-variable overhead costs by the integration of Kingway's operations. CP Industries' profits and margin both improved in 1998 compared to 1997 due to a higher margin product mix while Alliance's profits and margin were negatively impacted by cost overruns on a large project. The decrease in Steelcraft's profits and margin were directly related to the decrease in volume in 1998 compared to 1997.

   Selling, general and administrative expenses for 1998 were $13.8 million, compared to $13.4 million for 1997, an increase of $0.4 million. Such expenses as a percentage of sales increased to 10.2% for 1998 compared to 9.9% in 1997. The increase in such expenses and such expenses as a percentage of sales occurred during the first half of 1998 and was due to an overall increase in administrative spending at certain significant divisions due to increased domestic and international marketing efforts.

   There was other expense in 1998 of $0.6 million, compared to other expense of $0.7 million for 1997, a net decrease of $0.1 million. There were no individually significant or offsetting items in either 1998 or 1997.

   Interest expense, net, for 1998 was $7.5 million, compared to $7.4 million for 1997, an increase of $0.1 million. In general, average borrowing levels under Chatwins Group's revolving credit facilities increased during 1998 when compared to 1997 as a result of an increase in net working capital (defined as receivables and inventories less trade payables).

   Equity loss from continuing operations of affiliate in both 1998 and 1997 represents Chatwins Group's share of Reunion Industries' loss from continuing operations. Reunion Industries' 1998 results of continuing operations were negatively impacted by the Bargo litigation provision recorded by Reunion Industries in its second quarter of 1998.

   There was a tax provision of less than $0.1 million in 1998, compared to $0.8 million in 1997, an increase of $0.8 million. The increase in the tax provision for 1998 compared to 1997 was due to a $0.3 million reduction in the valuation allowance for deferred tax assets during 1997 compared to no change in the valuation allowance during 1998 as well as a decrease in pre-tax income in 1998 over 1997.

Results of Continuing Operations--1997 compared to 1996

   Net sales for 1997 totaled $136.4 million, compared to $103.8 million for 1996, increasing $32.6 million, or 31%. Sales increased at all divisions of Chatwins Group. Sales increased $15.7 million at Alliance, $9.6 million at Auto-Lok, $3.8 million at Hanna, $3.1 million at CP Industries and $0.4 million at Steelcraft. The increase in sales at CP Industries was primarily due to an increase in orders from and shipments to one of CP Industries' largest domestic customers. The increases at Auto-Lok and Hanna are primarily due to a general increase in demand for their products, which has resulted in higher levels of orders and shipments. The increase in sales at Alliance is primarily due to a significant increase in orders associated with the steel industry that began in the fourth quarter of 1996 and continued into 1997.

   Gross profit for 1997 was $25.2 million, compared to $19.3 million for 1996. Gross profit for 1997 increased $5.9 million, or 31%. Gross profit margin was 18.4% in 1997, compared to 18.5% in 1996. Gross profit during 1997 compared to 1996 improved at all divisions of Chatwins Group due to higher volumes in 1997. Gross profit margin improved significantly at Hanna due to the efficiencies of increased volume and cost savings programs and increased at all of Chatwins Group's other divisions due to volume increases.

   Selling general and administrative expenses for 1997 were $13.4 million, compared to $12.6 million for 1996. However, such expenses as a percentage of sales decreased to 9.9% for 1997 compared to 12.2% in 1996. The decrease in such expenses as a percentage of sales was primarily due to the 31% increase in sales while SGA expenses increased only 7% as a result of the fixed and semi-variable nature of certain expenses.

   Other expense for 1997 was $0.7 million compared to $0.3 million in 1996. There were no individually significant or offsetting items in either 1997 or 1996.

   Interest expense, net, for 1997 was slightly above $7.4 million, compared to slightly below $7.4 million for 1996. A slightly higher level of interest expense under the Congress Facility in 1997 compared to 1996 was offset by a lower level of interest expense on related party indebtedness. The increase in interest expense on Chatwins Group's revolving credit facility was due to a
 .25% increase in the prime rate and a higher level of average borrowings. The decrease in interest expense on related party indebtedness was due to the full repayments of the Parkdale note and Gesterkamp note during the first half of 1997.

   Equity loss from continuing operations of affiliate in both 1997 and 1996 represents Chatwins Group's share of Reunion Industries' results from continuing operations.

   There was a tax provision of $0.8 million in 1997 compared to a tax benefit of $0.7 million in 1996. The increase in the provision for income taxes was due to the increase in pre-tax earnings, partially offset by the $360,000 reduction in the valuation allowance for deferred tax assets.

Liquidity and Capital Resources

   General. Except for its foreign subsidiaries, which are classified as part of discontinued Klemp, Chatwins Group manages its liquidity as a consolidated enterprise. The operating divisions of Chatwins Group carry minimal cash balances. Cash generated from the divisions' operating activities generally is used to repay borrowings under revolving credit arrangements, as well as other uses (e.g. corporate headquarters expenses, debt service, capital expenditures, etc.). Conversely, cash required for the divisions' operating activities generally is provided from funds available under the same revolving credit arrangements. Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide day-to-day operating funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness. Although Chatwins Group operates in relatively mature markets, it intends to continue to invest in and grow its businesses through selected capital expenditures as cash generation permits.

   On October 30, 1998, Chatwins Group and NationsBank executed the financing agreement which has provided Chatwins Group with the NationsBank facility of up to a maximum principal amount of $40.0 million, including a letter of credit facility of up to $5.0 million.

   The NationsBank facility includes a special availability amount, as defined in the financing agreement, of $6.0 million. The special availability amount is being reduced in $250,000 monthly increments which began in February 1999. The special availability amount was further reduced by $2.28 million in April 1999. Once reduced, the special availability amount may not be reborrowed without NationsBank's consent. Availability under the NationsBank facility is subject to a borrowing base limitation calculated as the aggregate of 85% of eligible accounts receivable plus the lesser of $15.0 million or the sum of 60% of finished goods and raw materials, 50% of supplies and stores, a percentage, determined from time to time by NationsBank, of work-in-process and the special availability amount in effect at the time of the calculation, all of the above as defined in the financing agreement. Interest under the NationsBank facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR. The NationsBank facility also includes an unused line fee and a monthly service charge.

   The NationsBank facility is secured by a lien in favor of NationsBank on Chatwins Group's accounts receivable, inventory and certain other property and accounts to the extent necessary to permit foreclosure on the accounts receivable and inventory. The financing agreement expires on October 31, 2001 and is renewable annually thereafter, subject to the approval of NationsBank, but not beyond October 31, 2005.

   The NationsBank facility includes various representations, warranties and affirmative and negative covenants by Chatwins Group and provides NationsBank with certain rights and remedies including, but not limited to, acceleration, both in the event of default or subjectively, of all amounts borrowed under the NationsBank facility. Financial covenants in the NationsBank facility include an adjusted earnings before interest, taxes, depreciation and amortization to fixed charge coverage ratio and an indebtedness to cash flow ratio, calculations of which are defined in the financing agreement. Generally all amounts for calculation of the ratios are derived from domestic operations and NationsBank earnings before interest, taxes, depreciation and amortization is adjusted for domestic capital expenditures. These covenants require Chatwins Group to maintain a rolling twelve-month minimum adjusted NationsBank earnings before interest, taxes, depreciation and amortization to fixed charge coverage ratio of 1.2:1 and a maximum indebtedness to cash flow ratio of 5.0:1. At June 30, 1999 such ratios were 1.4:1 and 4.8:1, respectively, and complied with the financing agreement. Borrowings outstanding under the NationsBank facility at June 30, 1999 totaled $31.2 million and the weighted average rate for borrowing was 7.5%.

   On July 23, 1999, Chatwins Group and NationsBank executed an amendment and waiver to the NationsBank facility. In general, the amendment and waiver fixed the special availability amount at $3.47 million, an increase of $1 million in the then existing special availability amount. Additionally, the amendment provides that the special availability amount would start to be reduced in weekly amounts of at least $270,000 beginning August 16, 1999 only if Chatwins Group failed to deliver certain documents related to the potential sale of a division or failed to deliver additional collateral for the special availability amount. The amendment and waiver also waived two instances of noncompliance by Chatwins Group in June and July 1999 of the covenant that requires Chatwins Group to maintain a minimum average daily availability of no less than $1.0 million. In exchange for providing Chatwins Group with the amendment and waiver, NationsBank received $100,000 in fees, additional collateral for the special availability amount and potential fees of $50,000 on September 1, 1999 and October 1, 1999 dependent on certain circumstances related to the potential sale of a division or other additional collateral. Except for the instances of noncompliance waived above, Chatwins Group was in compliance with all representations, warranties and covenants at June 30, 1999.

   During April 1999, Chatwins Group sold the land and building which comprised the former Chicago, Illinois location of its Klemp division, which was relocated to Libertyville, Illinois in early 1999. Net cash proceeds received by Chatwins Group as a result of the sale totalled $4.56 million and were used to repay borrowings under the NationsBank facility. On May 3, 1999, Chatwins Group paid its semi-annual interest payment on the 13% Senior Notes of $3.25 million from funds available under the NationsBank facility, such availability being partially the result of the application of the property sale proceeds to the Nationsbank facility.

   Based on its own liquidity, Chatwins Group was unable to consummate the Purchase Offer on June 1, 1999, resulting in an event of default under the Indenture. This event of default was subsequently cured by Chatwins Group. Chatwins Group is required to offer to purchase up to $25,000,000 principal amount of Senior Notes, plus accrued and unpaid interest through the purchase date, on June 1, 2000. The full principal amount of this $25,000,000 of 13% Senior Notes is classified as current maturities of long-term debt in Chatwins Group's consolidated balance sheet at June 30, 1999.

   At December 31, 1998, Chatwins Group had net operating loss carryforwards for tax return reporting purposes of approximately $5.8 million, of which $1.4 million expires in 2008, $1.2 million expires in 2011 and $3.2 million expires in 2018. The availability of these carryforwards may be subject to limitations imposed by the Internal Revenue Code. A U.S. federal corporate income tax return examination has been completed for Chatwins Group's 1995 tax year. Chatwins Group believes adequate provisions for income taxes have been recorded for all years.

   SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Chatwins Group periodically reviews the adequacy of the valuation allowance as a result of changes in its profitability and other factors. The valuation allowance was not changed during 1998.

   Operating Activities. Operating activities used less than $0.1 million of cash during the first half of 1999, compared to cash provided of $0.3 million in the first half of 1998, a decrease of $0.4 million. This decrease in cash provided from operating activities was due primarily to changes in the levels of working capital in each period.

   Investing Activities. Investing activities provided $2.8 million of cash during the first half of 1999, compared to cash used of $2.6 million during the first half of 1998, an increase in cash provided of $5.4 million. The increase in cash provided from investing activities was due to the $4.6 million of cash received from the sale of property in the second quarter of 1999 and a $0.7 million decrease in the level of capital expenditures in the first half of 1999 compared to 1998. See "--Recent Developments--Sale of Property."

   Financing Activities. Financing activities during the first half of 1999 used almost $2.9 million in cash, compared to $1.8 million of cash provided during the first half of 1998, an increase in cash used of $4.6 million. This increase in cash used is the result of a decrease of $2.8 million in the level of net borrowings

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

under revolving credit facilities during the first half of 1999 compared to an increase of $1.7 million in the first half of 1998.

The Year 2000

   Chatwins Group, like most companies, utilizes electronic technology which includes computer hardware and software systems that process information and perform calculations that are date- and time-dependent. Chatwins Group is aware that the coming of year 2000 poses pervasive and complex problems in that virtually every computer operation unless it is Year 2000 compliant, will be affected in some way by the rollover of the two-digit year value from "99" to "00" and the inadvertent recognition by the electronic technology of "00" as the year 1900 rather than Year 2000. Chatwins Group is also aware that it may not only be negatively affected by the failure of its own systems to be Year 2000 compliant, but may also be negatively affected by the Year 2000 non-compliance of its vendors, customers, lenders and any other party with which Chatwins Group transacts business.

   In 1995, Chatwins Group undertook a project to invest in and install a time-critical manufacturing and management information system at certain of its significant divisions in an effort to save costs and improved information flow by substantially improving all operational processes. Year 2000 compliant technology is part of this system and Chatwins Group anticipates no material adverse effects to its new operating systems from Year 2000.

   In addition to this new system, Chatwins Group completed an assessment of all other systems and software in place at all locations and identified hardware replacements and software upgrades necessary to achieve Year 2000 compliance. Required hardware replacements and software upgrades have been provided by vendors whose hardware and software have achieved Year 2000 certification. Additionally, internally developed systems have been modified to be Year 2000 compliant. Hardware replacements and software upgrades are a normal part of Chatwins Group's ongoing program for maintaining up-to-date information technology. The incremental cost of hardware replacements and software upgrades required to achieve Year 2000 compliance is estimated to be less than $0.1 million. Chatwins Group has incurred and expects to continue to incur internal staff and other costs as a result of modifying existing systems to be Year 2000 compliant. Such costs will continue to be expensed as incurred and funded through internally generated cash while costs to acquire new equipment and software will be capitalized and depreciated over their useful lives.

   In addition to internal Year 2000 compliance, Chatwins Group has surveyed all significant vendors, customers, lenders and other outside parties with which it transacts business in an effort to identify Year 2000 non-compliance by such parties. Results indicate that those important parties with which Chatwins Group does business either have already achieved Year 2000 readiness or will be Year 2000 compliant during 1999. The most significant third parties with which Chatwins Group contracts for services are its payroll services provider, its local bank of record and its revolving credit lender, NationsBank. Chatwins Group has received certification that its provider of payroll services is Year 2000 compliant. Regarding its bank and revolving credit facility lender, Chatwins Group funds its day-to-day operations through a series of wire transfers between its revolving credit facility lender and its local bank of record. The wire transfers are initiated at Chatwins Group's headquarters via dial-up phone line connections. Both Chatwins Group's local bank of record and NationsBank have indicated publicly that they are Year 2000 compliant. However, any disruption in phone service as a result of Year 2000 could result in Chatwins Group's inability to fund its operations and have a significant adverse impact on the financial position and results of operation of Chatwins Group.

   Management recognizes that the failure of Chatwins Group or any party with which Chatwins Group conducts business to be Year 2000 compliant in a timely manner could have a material adverse impact on the operations of Chatwins Group. If Chatwins Group's systems or the systems of its significant vendors, customers, lenders and other outside parties with which it transacts business were to fail because they were not Year 2000 compliant, Chatwins Group would incur significant costs and inefficiencies. Manual systems for manufacturing and financial controls would have to be implemented and staffed. Significant customers might

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

decide to cease doing business with Chatwins Group. Disruptions in electrical power, phone service and/or delivery of materials could cause significant business interruptions. Similarly, business interruptions at significant customers could result in deferred or canceled orders.

   The dates on which Chatwins Group believes Year 2000 compliance will be completed are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved, or that there will not be delays in, or increased costs associated with, achieving enterprise-wide Year 2000 compliance. Specific factors that might cause differences between the estimates and actual results include, but are not limited to, the availability and cost of personnel trained in these areas, timely responses to and corrections by third-parties and suppliers, the ability to implement interfaces between the new systems and the systems not being replaced, and similar uncertainties. Due to general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 compliance of third-parties, Chatwins Group cannot ensure its ability to resolve problems associated with the Year 2000 issue that may affect its operations and business, or expose it to third-party liability in a timely and cost-effective manner.

Quantitative and Qualitative Disclosures About Market Risk

   In conducting business, Chatwins Group has market risk exposures to foreign currency exchange rates, interest rates and raw material prices. Although Chatwins Group's foreign subsidiaries are classified within discontinued operations, it is still exposed to foreign currency exchange rate risks discussed below until such entities are sold.

   Foreign Currency Exchange Rate Risk. Chatwins Group's continuing operations manufactures its products in the United States. Of Chatwins Group's $134.6 million of consolidated net sales for 1998, $12.0 million were export sales to other countries. Amounts and locations of such sales are set forth in "-- General Aspects Applicable to the Divisions--Export Sales."

   Export sales to foreign countries from Chatwins Group's U.S. locations are denominated in U.S. dollars, Chatwins Group's reporting currency. Accordingly, transaction loss exposures due to fluctuations in the functional currencies of the countries in which Chatwins Group's domestic locations export to, which vary significantly from year to year, are minimal.

   Sales of Klemp de Mexico and Shanghai Klemp, Chatwins Group's discontinued foreign subsidiaries, are almost entirely within the countries in which they are located and are denominated in each location's functional currency; the peso in Mexico and the renminbi in China. Accordingly, transaction loss exposure to Chatwins Group from fluctuations in each location's functional currency are minimal.

   Chatwins Group's exposure to foreign currency rate fluctuations arise from the translation effects on Chatwins Group's investments in its international subsidiaries from potential fluctuations in each subsidiary's functional currency. At December 31, 1998, Chatwins Group had approximately $3.6 million invested in Klemp de Mexico and approximately $1.9 million invested in Shanghai Klemp.

   Effective January 1, 1997, Mexico's economy was classified as highly inflationary as defined in SFAS 52 due primarily to the substantial inflation in Mexico over 1995 and 1996, which was approximately 60% and 30%, respectively. During 1997, inflation in Mexico subsided substantially and the peso devalued minimally; from 7.84 pesos/$1.00 at December 31, 1996 to 8.07 pesos/$1.00 at December 31, 1997. However, during 1998, even though inflation remained relatively stable, the peso devalued approximately 25% against the U.S. dollar; from 8.07 pesos/$1.00 at December 31, 1997 to almost 10.00 pesos/$1.00 at December 31, 1998. This devaluation of the peso had a significant impact on Chatwins Group's investment in Klemp de Mexico, resulting in translation losses charged to earnings during 1998 of $150,000 and an increase in the cumulative translation adjustment account of $666,000. On a sensitivity basis, additional devaluations of the peso, if any, of the magnitude seen during 1998 can be expected to have a similar impact on the future financial position and operating results of Chatwins Group. Effective January 1, 1999, Mexico emerged from highly inflationary status. As such, future fluctuations in the value of the peso against the U.S. dollar will be recorded as adjustments to the cumulative translation adjustment account.

   Impacts on Chatwins Group due to foreign currency rate fluctuations in China have been insignificant. Since establishing the joint venture in late 1995, the renminbi has remained stable at approximately 8.3 renminbi/$1.00. However, fluctuations in the renminbi against the U.S. dollar could have a significant impact on the financial position and operating results of Chatwins Group, primarily in the form of translation effects. On a sensitivity basis, a 10% devaluation in the value of the renminbi at December 31, 1998 would be estimated by Chatwins Group to have an approximate $200,000 negative impact on the cumulative translation adjustment in equity.

   Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide day-to-day operating funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness.

   Interest Rate Risk. Chatwins Group's exposure to interest rate risk arises primarily from borrowing under the NationsBank facility. Interest under the facility is determined by reference to various rates including the NationsBank prime rate, the federal funds rate or LIBOR, each plus an applicable margin. At December 31, 1998, the weighted average rate for borrowing under the NationsBank facility was 7.5% and borrowings outstanding totaled $34.0 million. All else remaining equal, on a sensitivity basis a 100 basis-point increase in the borrowing rate would be estimated by Chatwins Group to have an approximate $340,000 increase in annual interest expense.

   There have been no significant changes in the market risk factors which affect Chatwins Group during the first six months of 1999.

Consolidated Financial Statements

   Chatwin Group's consolidated financial statements are set forth beginning at page F-43.

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

                             OWNERSHIP INFORMATION

Reunion Industries

   Beneficial ownership information for Reunion Industries as of October 22, 1999 can be found elsewhere in the proxy statement/prospectus by looking at "Proposal 2. The Election of Directors--Security Ownership of Certain Beneficial Owners and Management" on page 140.

Chatwins Group

Security Ownership of Certain Beneficial Owners and Management

   As of October 22, 1999, Chatwins Group had:

  . 290,212.4 shares of common stock outstanding

  . 2,249.0 shares of Class D Series A Preferred Stock, par value $.01 per share outstanding

  . 800.0 shares of Class D Series B Preferred Stock, par value $.01 per share outstanding

  . 1,510.0 shares of Class D Series C Preferred Stock, par value $.01 per share outstanding

   On May 3, 1993, Chatwins Group issued 50,000 warrants each exercisable into one share of Chatwins Group's common stock at $0.01 per share. These warrants became exercisable on June 2, 1998. As of October 22, 1999, 47,325 warrants had been exercised and were each converted into one share of Chatwins Group common stock, and 2,675 warrants remained outstanding and exercisable. The following table sets forth information, as of October 22, 1999, as to the beneficial and percentage of ownership of each class of Chatwins Group's capital stock by the following:

  . each person owning beneficially more than 5% of the outstanding shares of each class of Chatwins Group's outstanding capital stock

  . each director and named executive officer of Chatwins Group

  . all directors and officers of Chatwins Group as a group

   Except as otherwise indicated in the notes to the following table, each stockholder has sole voting and investment power with respect to the shares shown to be beneficially owned by such stockholder.

                                               Preferred Stock--Class D
                                              -------------------------------
                         Common Stock         Series A    Series B   Series C
                         ------------         --------    --------   --------
Charles E. Bradley,
 Sr.....................  140,946.6(1)(2)     2,249.0(3)   800.0(3)  1,510.0(4)
c/o Stanwich Partners,
 Inc.                          48.3%            100.0%     100.0%      100.0%
(see below for address)

John G. Poole...........  195,003.6(1)(2)(5)  2,249.0(3)   800.0(3)  1,510.0(4)
c/o Stanwich Partners,
 Inc.                          67.2%            100.0%     100.0%      100.0%
(see below for address)

Stanwich Partners,
 Inc....................  138,946.6(2)             --         --          --
One Stamford Landing           47.9%               --         --          --
62 Southfield Avenue
Stamford, CT 06902

Cede & Co...............   47,325.0                --         --          --
55 Water Street                16.3%               --         --          --
New York, NY 10041

Kimball J. Bradley......   24,000.0                --         --          --
c/o Stanwich Partners,
 Inc.                           8.3%
(see above for address)


                                                    Preferred Stock--Class D
                                                   ---------------------------
                                      Common Stock Series A  Series B Series C
                                      ------------ --------  -------- --------
Joseph C. Lawyer.....................   18,094.0        --       --        --
c/o Chatwins Group, Inc.                     6.2%       --       --        --
300 Weyman Plaza, Suite 340
Pittsburgh, PA 15236

Jack T. Croushore....................    4,065.4        --       --        --
c/o Chatwins Group, Inc.                     1.4%       --       --        --
(see above for address)

John M. Froehlich....................       30.0        --       --        --
c/o Chatwins Group, Inc.
(see above for address)

Alan S. Wippman......................       25.0        --       --        --
c/o Chatwins Group, Inc.                      --        --       --        --
(see above for address)

All directors and officers as a
 group...............................  243,193.0   2,249.0    800.0   1,150.0
 .....................................       83.3%    100.0%   100.0%    100.0%

--------

(1) Pursuant to the Securities Pledge Agreement, dated as of May 1, 1993, Mr. Bradley, Sr. pledged 127,799 shares of Chatwins Group common stock to the Collateral Agent (as defined therein) for the benefit of the holders of the 13% Senior Notes and Mr. Poole pledged 17,040 shares of Chatwins Group's common stock to secure the Chatwins Group's obligations under the indenture and the notes.

(2) Includes 138,946.6 shares held of record by the Bradley Family Limited Partnership established by Mr. Bradley, Sr. in May 1998 for estate planning purposes and of which Mr. Bradley, Sr. owns 1% as general partner and 55% as a limited partner. The Bradley Family Limited Partnership has designated Stanwich Partners to vote these shares, and Stanwich Partners in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, Mr. Bradley, Sr. and the Bradley Family Limited Partnership may be deemed to be the beneficial owner of these shares with shared dispositive power with respect thereto, and Stanwich Partners and Mr. Poole each may be deemed to be the beneficial owner of these shares with voting power with respect thereto. Because Mr. Bradley, Sr. no longer has voting control over such shares of Chatwins Group common stock, a breach occurred under the Securities Pledge Agreement. See "--Business--Recent Developments--Defaults Under Indenture."

(3) Held of record by KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley, Sr. and Poole are the sole executive officers and directors. Pursuant to Rule 13d-3, Messrs. Bradley, Sr. and Poole would be deemed to be the beneficial owners of these shares, with shared voting and dispositive power with respect thereto.

(4) Held of record by Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley, Sr. and Poole are the sole executive officers and Mr. Poole is the sole director. Pursuant to Rule 13d-3, Messrs. Bradley, Sr. and Poole would be deemed to be the beneficial owners of these shares, with shared voting and dispositive power with respect thereto.

(5) Includes 44,599.2 shares held of record by John Grier Poole Family Limited Partnership, established by Mr. Poole in 1995 for estate planning purposes, and of which Mr. Poole owns 1% and is the sole general partner. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting and dispositive power with respect thereto. Also includes 11,457.8 shares as to which Mr. Poole has voting rights, but not dispositive rights. Pursuant to Rule 13d-3, Mr. Poole may be deemed to be the beneficial owner of these shares, with sole voting power with respect thereto.

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

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                                      AND
               MATERIAL CONTACTS WITH THE COMPANY BEING ACQUIRED

   In addition to the transactions set forth below, the discussion of the merger to be voted upon at the annual meeting is incorporated below by reference. The consummation of the merger will impact most of the transactions and relationships discussed below. You are strongly encouraged to read the discussion below in conjunction with the discussion of the merger in this proxy statement/prospectus. See "The Merger."

   Historically, Reunion Industries and Chatwins Group have separately entered into transactions with related parties. This section describes such prior separate transactions and the merger.

Stock Ownership

   Chatwins Group owns 1,450,000 shares, or approximately 36.8%, of Reunion Industries' common stock.

   The common stock of Chatwins Group is owned directly and indirectly by the following individuals and entities in the following percentages: Mr. Charles
E. Bradley, Sr. owns approximately 48%, including:

  .  pledged shares in connection with the Chatwins Group indenture,

  . shares held by the Bradley Family Limited Partnership, which has designated Stanwich Partners and, in turn, Mr. Poole, to vote such shares, and

  .  warrants;

Mr. Poole is attributed to owning approximately 67% of the common stock including:

  .  pledged shares in connection with the Chatwins Group indenture,

  . shares held by the Bradley Family Limited Partnership, which has designated Stanwich Partners, and, in turn, Mr. Poole, to vote such shares,

  .  shares held of record by John Grier Poole Family Limited Partnership;

Mr. Kimball J. Bradley owns 8.2%; Mr. Joseph C. Lawyer owns 6.2%; and Jack T. Croushore owns 1.4%.

   The preferred stock of Chatwins Group is 100% beneficially owned by Messrs. Bradley and Poole, and held of record by:

  . KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors and

  . Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors.

   Stanwich Financial Services Corp. owns 271,280 shares, or approximately 6.9% of Reunion Industries' common stock. Mr. Charles E. Bradley, Sr. is President and the indirect owner of 42.5% of Stanwich Financial Services' common stock; Mr. Charles E. Bradley, Jr., a director of Chatwins Group, is the indirect owner of 42.5% of Stanwich Financial Services' common stock; Mr. Poole is the indirect owner of 7.5% of Stanwich Financial Services' common stock; and Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of Reunion Industries, is Vice President of Stanwich Financial Services.

Chatwins Group Acquisition of Reunion Industries

   On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or at that time approximately 38% of the outstanding Reunion Industries common stock from Parkdale Holdings Corporation, N.V. who, prior to the transaction owned approximately 45% of Reunion Industries.

   As part of the purchase price paid by Chatwins Group to Parkdale, Chatwins Group issued a $5.8 million promissory note to Parkdale, bearing interest at 10% per annum and originally due on September 18, 1995. The Parkdale note was guaranteed by Mr. Bradley, Sr. and secured by a pledge of 100% of the stock of Chatwins Holdings, Inc., at that time, a Delaware corporation and wholly-owned subsidiary of Chatwins Group. Mr. Bradley, Sr. purchased the note from Parkdale on September 14, 1995 for approximately $5.95 million. Chatwins Group paid Mr. Bradley approximately $3.11 million in 1995, $2.62 million in 1996 and $.48 million in 1997 on the Parkdale note, including interest, which is now paid in full.

   At the time of the acquisition of Reunion Industries common stock, Chatwins Group issued a promissory note to Mr. F. Dean Gesterkamp in the original principal amount of $200,000, bearing interest at 10% per annum, as part of the purchase price for a warrant to purchase 75,000 shares of Reunion Industries' common stock. After its issuance, the balance of the Gesterkamp note was purchased by Mr. Franklin Myers, a Director of Reunion Industries. On each of January 6, 1996 and 1997 and June 6, 1996 and 1997, Chatwins Group paid $50,000, plus interest to Mr. Myers on the Gesterkamp note, which is now paid in full.

Reunion Industries' 1995 Acquisition of Oneida from Chatwins Group

   On September 14, 1995, Reunion Industries purchased from Chatwins Holdings, all of the issued and outstanding common and preferred stock of Oneida Molded Plastics for approximately $3.1 million, which was paid to Chatwins Group. These proceeds were applied by Chatwins Group to repay part of the Parkdale note, at that time still outstanding and held by Mr. Charles E. Bradley, Sr. In addition, pursuant to the stock purchase agreement between Reunion Industries and Chatwins Group, Oneida paid to Chatwins Group $1.55 million in 1995 and $3.66 million in 1996, in full repayment, including interest, of Oneida's indebtedness to Chatwins Group, which had totaled $4.93 million.

   The financial terms of the acquisition of Oneida were determined based on its financial position and results of operations at and for the six months ended June 28, 1995. The terms of the transaction were approved by the unanimous vote of the directors of Reunion Industries and Chatwins Group at the time with Messrs. Bradley, Sr. and Cassidy, then directors of both Chatwins Group and Reunion Industries, abstaining. Both Reunion Industries and Chatwins Group received fairness opinions in connection with the acquisition.

   Chatwins Group had previously purchased Oneida Molded Plastics on March 31, 1994 for $251.00 from the following:

  .  Oneida Products Corp.

  .  Stanwich Partners

  .  Stanwich Oil & Gas, Inc.

entities with which Messrs. Bradley, Sr. and/or Poole are affiliated.

Rostone/Oneida Merger and Related Transactions

   Loans to CGI Investment Corp. In April 1990, Chatwins Group acquired a 49% interest in CGI Investment Corp., a company controlled by Stanwich Partners. Mr. Bradley, Sr., Mr. Poole and Mr. Evans are officers, directors and/or stockholders of Stanwich Partners. Since April 1990, Chatwins Group has made loans to CGI Investment of $1.5 million, $1.35 million and $299,000. None of the principal or accrued interest thereon has been repaid under these obligations. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGI Investment and at December 31, 1997, the net carrying value of Chatwins Group's investment in CGI Investment common stock and net notes receivable was $0.6 million.

   CGI Investment's primary assets were two notes receivable from affiliates of Chatwins Group, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, CGI

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

Investment was declared insolvent and Chatwins Group exchanged its notes receivable from CGI Investment for one of CGI Investment's notes receivable from an affiliate which, plus accrued interest, totaled $0.5 million. The difference was provided for currently.

   Additionally, Rostone is indebted to CGI Investment pursuant to a $250,000 promissory note dated May 21, 1993. The note had an outstanding balance of $477,000 (principal and accrued interest) on December 31, 1998, and is subordinated to the prior payment of indebtedness owing by Oneida Rostone to The CIT Group, except that if certain conditions are met, regularly scheduled monthly interest payments may be paid. Oneida Rostone is also permitted to recover certain environmental remediation costs relating to soil and ground water contamination at Rostone's Lafayette, Indiana site by offset against this note. As of December 31, 1998, $177,000 had been spent on these remediation costs and an additional $220,000 had been accrued.

   Rostone/Oneida Merger. On February 2, 1996, Rostone was merged into Oneida, a wholly-owned subsidiary of Reunion Industries. Oneida, as the surviving corporation, changed its name to Oneida Rostone Corp. In the merger, Oneida Rostone acquired 100% of the preferred and common stock of Rostone from CGI Investment. Prior to the merger, certain officers of Oneida were also serving as officers of Rostone and CGI Investment. The terms of the Rostone/Oneida merger were approved by the unanimous vote of the directors of Reunion Industries, including by all disinterested directors.

   Oneida Rostone paid the stockholders of Rostone $503.00 in 1996. Although the Rostone/Oneida merger agreement provided that the purchase price would also include payments by Oneida Rostone up to $2.0 million in each of 1997 and 1998 based on Rostone's achievement of specific earnings levels for the prior calendar years, no such payments were made since Rostone failed to achieve the specified earnings levels.

   Bradley/Bir Transaction. To obtain Mr. Bir's approval of the Rostone/Oneida merger, on February 2, 1996, Mr. Bradley purchased 50% of the approximately $2.03 million amount owed by Rostone to Mr. Allan C. Bir, a third party creditor. As a result of this transaction, Mr. Bradley, Sr. and the creditor each hold a note from Oneida Rostone in the amount of approximately $1.02 million bearing interest at 11% per annum which is subordinated to the prior payment of indebtedness owing by Oneida Rostone to The CIT Group/Business Credit, Inc., except that if certain conditions are met, regularly scheduled payments of interest are paid when due. No principal has been paid on these notes, and interest has been paid quarterly in arrears. Reunion Industries expects that the indebtedness resulting from the refinancing transactions with Bank of America Business Credit will either be senior to this indebtedness or that payment on this indebtedness will be restricted.

   Oneida Rostone's Loan Facilities. Oneida Rostone's loan facility with The CIT Group/Business Credit, Inc. initially provided for a guarantee of a letter of credit supporting a supersedeas bond filed in connection with the Reunion Industries' litigation with Bargo Energy Company in the amount of $9.675 million, a $10.2 million revolving credit loan and a $6 million term loan. As additional collateral for the letter of credit guarantee, Reunion Industries pledged the stock of its subsidiaries Oneida Rostone and Juliana Vineyards; Stanwich Financial Services pledged certain collateral; and Mr. Charles E. Bradley, Sr. guaranteed the obligations of Oneida Rostone and Reunion Industries under The CIT Group facility. In July 1999, an additional $5.0 million was advanced under this facility to fund the settlement of the Bargo litigation and the letter of credit was terminated. In August 1999, the credit facility was amended to provide for an increase in term loan A to $8.25 million and provide for a $3.0 million term loan B. The guarantee by Mr. Bradley and the pledges of collateral by Reunion Industries and Stanwich Financial Services were continued under this amendment. Mr. Bradley receives a credit support fee from Reunion Industries in an aggregate amount equal to 3% per annum of the amount guaranteed, payable monthly. Mr. Bradley's rights to payment of the monthly installments of the credit support fee are subordinated to the prior payment of indebtedness owing by Oneida Rostone to The CIT Group, except that if certain conditions are met, the monthly installments may be paid when due.

   Under Oneida Rostone's previous loan facility with Congress Financial Corporation, Mr. Bradley received a credit support fee from Oneida Rostone in an aggregate amount equal to 1% per annum of the amount guaranteed, payable monthly. The amount guaranteed was subject to a cap of $4 million, which declined over time. Mr. Bradley also indemnified Congress against potential liabilities arising from certain environmental exposures. All of Mr. Bradley's obligations to Congress were released upon termination of the Congress loan facility in October 1998.

   In connection with Oneida Rostone's acquisition of the assets and business of Quality Molded Products on November 18, 1996, Mr. Bradley guaranteed the amounts, if any, borrowed under this overformula line for a credit support fee of 1% per annum. Congress extended a $1.0 million temporary overformula line. The overformula line expired February 14, 1997.

   Data Packaging Limited Acquisition by Oneida Rostone. On November 18, 1996, Oneida Rostone completed the Data Packaging Limited acquisition by acquiring 68% of the outstanding stock of Data Packaging Limited, pursuant to a stock purchase agreement with a creditor of Texon Energy Corporation and its subsidiaries. The Data Packaging Limited stock had been pledged by such subsidiaries as collateral for debt obligations, and had been acquired by the creditor through foreclosure. Mr. Charles E. Bradley, Sr. is the President, acting Chief Financial Officer, a director and a stockholder of Texon Energy, and beneficial owner of approximately 14% of Texon Energy's outstanding common stock.

   Prior to the Data Packaging Limited acquisition, Data Packaging Limited was indebted to Stanwich Oil & Gas pursuant to a $250,000 10% loan agreement dated June 14, 1995. Mr. Bradley, Sr. and Mr. Poole are officers, directors and the principal stockholders of Stanwich Oil & Gas. On December 16, 1996, Reunion Industries purchased the indebtedness of Data Packaging Limited from Stanwich Oil & Gas for $249,430, representing the outstanding balance of principal and interest that Data Packaging Limited owed to Stanwich Oil & Gas at that date.

Other Reunion Industries and Oneida Rostone Affiliate Transactions

   In November 1995, Mr. Charles E. Bradley, Sr. loaned Reunion Industries $1.35 million evidenced by two notes, each bearing interest from November 1, 1995 at a rate of 10% per annum and each due and payable on September 14, 1997. These notes were repaid in full in May 1996 from the proceeds of the sale of Reunion Industries' oil and gas assets.

   Beginning in 1997, Oneida Rostone entered into leases for machinery and equipment with CPS Leasing, Inc., a subsidiary of Consumer Portfolio Services, Inc. Mr. Charles E. Bradley, Sr. and Mr. Poole are directors and 19% and 2% stockholders, respectively, of Consumer Portfolio Services. Mr. Charles E. Bradley, Jr. is the Chief Executive Officer of Consumer Portfolio Services and a director of Chatwins Group. The leases are for terms of five to seven years, with aggregate future minimum rental commitments of $937,000 as of December 31, 1998. Reunion Industries believes that the terms of these leases are comparable to those available from third parties.

   In May 1997, Reunion Industries loaned $1.5 million to SST Acquisition Corp., a company in which Mr. Charles E. Bradley, Sr. and Mr. Poole are 50% stockholders. The loan was repaid after three days with interest at 9% plus a $15,000 transaction fee.

   Beginning in August 1998, Reunion Industries borrowed $1.1 million in funds for corporate working capital from Stanwich Financial Services in the form of a $500,000 promissory note and a $600,000 credit line note. The debt bears interest at 15% and was originally scheduled to mature September 30, 1998. Reunion Industries repaid $800,000, including interest, in February 1999 and $303,000, including interest, in August 1999 to fully repay the loans. Also in August 1999, Reunion Industries loaned $310,000 to Stanwich Financial Services. This loan is repayable December 31, 1999 with interest at 15%.

   Reunion Industries subleases from Stanwich Partners approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. Management believes that the terms of this sublease are comparable to those available from third parties.

   Under the arrangements described above, the Reunion Industries consolidated financial statements include the following amounts and balances:

                                                                    Year Ended
                                                                   December 31,
                                                                  --------------
                                                                  1998 1997 1996
                                                                  ---- ---- ----
   Rent Expense:
     CPS Leasing................................................. $167 $ 64  --
     Stanwich Partners...........................................   32   32  23
     Chatwins Group and Mr. Charles E. Bradley, Sr...............   --   --  42
   Travel Expense:
     Butler Air..................................................   73   --  --
   Interest Expense:
     Mr. Bradley.................................................  112  112 178
     CGI Investment..............................................   38   38  37
     Stanwich Financial Services.................................   25   --  --
     Chatwins Group..............................................   --   -- 199
     Stanwich Oil & Gas..........................................   --   --   2
     Guarantee fees: Mr. Charles E. Bradley, Sr..................  190   41  55

                                                                     As of
                                                                  December 31,
                                                                  ------------
                                                                   1998  1997
                                                                  ------ -----
   Current liabilities:
     Stanwich Financial Services: short-term debt................ $1,015 $  --
     CGI Investment: interest....................................    109    72
     Stanwich Financial Services: interest.......................     25    --
     Butler Air: travel..........................................     18    --
     Mr. Charles E. Bradley, Sr.: fees...........................     --    28
   Long term debt-related parties:
     Mr. Bradley.................................................  1,017 1,017
     CGI Investment..............................................    368   368
     CPS Leasing.................................................     --   157
   Other liabilities: Fees payable to Mr. Charles E. Bradley,
    Sr...........................................................    123   123

                                                                     As of
                                                                 December 31,
                                                                 -------------
                                                                  1998   1997
                                                                 ------ ------
   Future minimum rental commitments under noncancellable oper-
    ating leases: CPS Leasing..................................  $  937 $  706

   Oneida Rostone manufacturers component parts for Kingway. Sales to Kingway in 1998 were $299,000, and were at margins equivalent to those earned on sales to third party customers at comparable volumes.

Other Chatwins Group Transactions

   Chatwins Group/Stanwich Partners Consulting Agreement. Pursuant to a consulting agreement dated and effective as of March 31, 1993, as amended, Chatwins Group retains Stanwich Partners to render financial planning and reporting consulting services. The consulting agreement expires on March 31, 2003 unless terminated earlier by Stanwich Partners on 30 days' notice. The consulting agreement provides for the payment of an annual consulting fee to Stanwich Partners of $300,000, and the reimbursement of any reasonable and necessary out-of-pocket expenses incurred by Stanwich Partners in connection with its performance under the consulting agreement.

   Consulting fees of $300,000 in each of 1996, 1997 and 1998 were paid by Chatwins Group to Stanwich Partners in accordance with the consulting agreement.

   Chatwins Group Loans to Robinson Incorporated. Chatwins Group had outstanding loans to Robinson Incorporated, an oil and gas company operating in Oklahoma controlled by Mr. Charles E. Bradley, Sr., Mr. Poole, Mr. Lawyer and Jack T. Croushore, Vice President of Chatwins Group. The aggregate amount of such loans and the largest principal amount outstanding under such loans in 1995 was $800,000. In December 1995, Chatwins Group agreed to settle in full the two notes receivable from Robinson for the cash payment of $58,000 plus a warrant to purchase up to 50% of the common stock of Robinson at any time in the future. As a result of this agreement, Chatwins Group recognized a $701,000 loss on the settlement of these notes. On December 29, 1997 Reunion Industries purchased the Robinson warrant for $22,676 in cash, and Reunion Industries still holds the warrant. During 1998, Chatwins Group's Europa division sold its interest in a West Virginia well to and collected other fees from Robinson for a total of $100,000 in cash.

   Chatwins Group Stockholder Notes. In January 1988, Mr. Charles E. Bradley, Sr., Mr. Poole and two former stockholders of Chatwins Group subscribed for Chatwins Group preferred stock in consideration of their payment of an aggregate of $57,500 in cash and their personal interest free demand notes, dated January 15, 1988, payable to Chatwins Group in the aggregate principal amount of approximately $1.01 million. The class of preferred stock acquired by them was converted into common stock of Chatwins Group in connection with the May 1988 merger that combined most of Chatwins Group's business lines as divisions of Chatwins Group. At the time the stockholder notes were executed, Chatwins Group and Messrs. Bradley and Poole and the other former stockholders had an unwritten understanding that payment on the notes would not be demanded until such time as Chatwins Group was sold or funds for the repayment of the notes were distributed to them as dividends on their shares of Chatwins Group common stock.

   In September 1993, Chatwins Group purchased all the shares of Chatwins Group common stock owned by the obligors of the stockholders notes other than Messrs. Bradley and Poole. In connection with Chatwins Group's purchase of such shares, Messrs. Bradley and Poole assumed the obligations of such former stockholders under their respective notes. The amount outstanding at December 31, 1998 under
(i) Mr. Bradley's note was $643,166, (ii) Mr. Poole's note was $206,704, and
(iii) the two other notes assumed by Messrs. Bradley and Poole was $150,874.

   In connection with the merger, Reunion Industries will succeed to Chatwins Group's rights with respect to the notes with the issuance of the new stockholder notes, which will bear interest at a rate of 10% per annum and be repaid from and to the extent dividends on or redemptions of the Reunion Industries Series A preferred stock are paid.

   CPS Leasing, Inc. During 1997 and 1998, Chatwins Group entered into thirteen operating lease agreements with CPS Leasing. During 1997 and 1998, Chatwins Group made lease payments totaling $39,112 and $209,989 to CPS Leasing.

   Kingway Services Agreement. The Auto-Lok division of Chatwins Group and Kingway entered into a services agreement as of April 1, 1998 pursuant to which Kingway would utilize Auto-Lok's surplus capacity in consideration for cash fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire Kingway from Stanwich Acquisition. While this right of first negotiation has expired, the services agreement is effective for a period of one year and may be renewed annually upon the mutual consent of Chatwins Group and Stanwich Acquisition no later than 60 days prior to the end of the original term or any renewal thereof. The services agreement has been renewed through April 1, 2000.

   NAPTech Services Agreement. The CP Industries division of Chatwins Group and NAPTech entered into a services agreement as of August 26, 1998 pursuant to which CP Industries would provide certain administrative services to NAPTech for cash fees which will approximate $29,000 per month. NAPTech is wholly owned by Mr. Bradley and manufactures steel seamless pressure vessels. The services agreement is effective for a period of one year and may be renewed annually upon the mutual consent of Chatwins Group and NAPTech no later than 60 days prior to the end of the original term or any renewal thereof. The services agreement has been renewed through August 31, 2000. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by CP Industries in its normal course of business.

   NationsBank Guarantee. Beginning in January 1999, Mr. Charles E. Bradley, Sr. guaranteed up to $3,470,000 of the special availability amount borrowed under Chatwins Group's revolving credit facility with NationsBank for a fee of 5% annually. The guarantee ended by its terms on September 30, 1999. Chatwins Group paid Mr. Bradley, Sr. a fee of $112,500 in October 1999.

Certain Other Agreements

   Reunion Industries obtains its property, casualty and product and general liability insurance coverage through a joint arrangement with Chatwins Group, and Reunion Industries and Chatwins Group shared the costs in proportion to the coverages.

   Beginning February 1998, both Reunion Industries and Chatwins Group entered into arrangements for flying services with Butler Air, Inc. Mr. Charles E. Bradley, Sr. is a director of Butler Air and the owner of 65% of Stanwich Aviation Company, Inc., of which Butler Air is a wholly-owned subsidiary. Butler Air provides charter flight services for certain business travel of Reunion Industries officers and employees at rates which Reunion Industries believes are comparable to those available from third parties. Reunion Industries and Chatwins Group pay monthly minimums each of $5,000, which are credited against services as used. These arrangements were terminated as of June 30, 1999.

                                  PROPOSAL 2:

                           THE ELECTION OF DIRECTORS

   At the annual meeting, the stockholders of Reunion Industries will be asked to vote for the election of six directors to the board of directors of Reunion Industries. The candidates proposed by management for election at the annual meeting are Thomas N. Amonett, Charles E. Bradley, Sr., Thomas L. Cassidy, W.R. Clerihue, Franklin Myers, and John G. Poole. If elected, these candidates would comprise the entire board of directors of Reunion Industries, and would hold office until their successors are duly elected and qualified at the next annual meeting of stockholders of Reunion Industries or until they earlier die, resign or are removed from office in accordance with applicable law. The persons listed as "Nominees" in the table below comprise the entire board of directors of Reunion Industries as of the date of this proxy statement/prospectus.

Nominees

   Each of the six persons standing for election at the annual meeting currently is a director of Reunion Industries. There are no arrangements or understandings between any nominee for director and any other person pursuant to which such person was selected as nominee.

                                             Principal Position         Director
   Name                                       with the Company      Age  Since
   ----                                   ------------------------- --- --------
   Thomas N. Amonett..................... Director                   56   1992
   Charles E. Bradley, Sr................ Director, President & CEO  70   1995
   Thomas L. Cassidy..................... Director                   71   1995
   W.R. Clerihue......................... Director                   76   1996
   Franklin Myers........................ Director                   47   1995
   John G. Poole......................... Director                   56   1996

   Thomas N. Amonett has served as a director of Reunion Industries since July 1, 1992 and served as the President and Chief Executive Officer of Reunion Industries from July 1, 1992 until October 26, 1995. Mr. Amonett also served as the President of the Reunion Energy Company, then a wholly-owned subsidiary of Reunion Industries in the oil and gas operating business, from July 1, 1992 until May 24, 1996. From November 1998 to June 1999, Mr. Amonett was President, Chief Executive Officer and a director of American Residential Services, Inc., a company providing equipment and services relating to residential heating, ventilating, air conditioning, plumbing, electrical and indoor air quality systems and appliances. From July, 1996 until June, 1997, Mr. Amonett was Interim President and Chief Executive Officer of Weatherford Enterra, Inc., an energy services and manufacturing company. Prior to his affiliation with Reunion Industries, he had been engaged in the practice of law with Fulbright & Jaworski in Houston, Texas, where he was of counsel for more than five years. Mr. Amonett serves as a director of Petro Corp. Incorporated, a Houston-based oil and gas company, and ITEQ, Inc., a provider of manufactured equipment, engineered systems and services used in the processing, treatment, storage and movement of gases and liquids.

   Charles E. Bradley, Sr. became a director of Reunion Industries on June 20, 1995 and was appointed President and Chief Executive Officer of Reunion Industries on October 26, 1995. Mr. Bradley is a co-founder of Stanwich Partners in 1982 and has served as its President since that time. Stanwich Partners is a private investment company. Mr. Bradley has been a director of Chatwins Group since 1986 and Chairman of the Board of Chatwins Group since 1988. Mr. Bradley is a director of DeVlieg-Bullard, Inc., a machine tool parts and services company, General Housewares Corp., a manufacturer and distributor of housewares, Consumer Portfolio Services, Inc., engaged in the business of purchasing, selling and servicing retail automobile installment sales contracts, NAB Asset Corporation, engaged in mortgage and construction lending, Audits and Surveys, Inc., an international marketing research firm, and Zydeco Energy Inc., an oil and gas reserve development company. Mr. Bradley is currently the Chairman of the Board of DeVlieg-Bullard, Chairman and CEO of NAB Asset Corporation as well as President and acting Chief Financial Officer and a director of Sanitas Inc., an inactive company, and President, acting Chief Financial Officer and a director of Texon Energy Corporation, an inactive company. Mr. Bradley is the father of Kimball J. Bradley.

   Thomas L. Cassidy became a director of Reunion Industries on June 20, 1995. Mr. Cassidy has been a Managing Director of Trust Company of the West, an investment management firm, since 1984. He is also a Senior Partner of TCW Capital, an affiliate of Trust Company of the West. He is a director of DeVlieg-Bullard and Spartech Corporation, a plastics manufacturing company. Mr. Cassidy was a director of Chatwins Group from March 1993 to June 1997.

   W. R. Clerihue became a director of Reunion Industries in December 1996. Mr. Clerihue has been Chairman of the board of directors of Spartech Corporation since October 1991.

   Franklin Myers served as a director of Reunion Industries from July 1, 1992 until June 20, 1995, when he resigned contemporaneously with the sale of 1,450,000 shares of Reunion Industries' common stock by Parkdale Holdings Corporation N.V. to Chatwins Group. Mr. Myers was reappointed as a director of Reunion Industries on October 26, 1995. On April 1, 1995, Mr. Myers became Senior Vice President, General Counsel and Secretary of Cooper Cameron Corporation, an oil field manufacturing company. Prior thereto he was Senior Vice President and General Counsel of Baker Hughes Incorporated, an international oil field service and equipment company, for more than six years.

   John G. Poole became a director of Reunion Industries on April 19, 1996. Mr. Poole was a co-founder of Stanwich Partners with Mr. Bradley in 1982 and has served as Stanwich Partner's Vice President since that time. Mr. Poole has been a director of Chatwins Group since 1988, and is also a director of DeVlieg-Bullard, Consumer Portfolio Services and Sanitas, Inc.

Board and Committee Activity

   During 1998, the board convened on eight regularly or specially scheduled occasions. The Compensation Committee of the board held two meetings in 1998 and the Audit Committee held one meeting. Each of the present directors of Reunion Industries attended all of the meetings of the board and of each committee on which he served during his respective tenure in 1998, except that Mr. Myers was absent from two board meetings.

   Reunion Industries' operations are managed under the broad supervision and direction of the board of Directors, which has the ultimate responsibility for the establishment and implementation of Reunion Industries' general operating philosophy, objectives, goals and policies. Pursuant to delegated authority, certain board functions may be discharged by one or more standing committees of the board. The Compensation Committee, which is comprised of Messrs. Amonett, Cassidy, who is the Chairman, and Clerihue, is responsible for the formulation and adoption of all executive compensation, benefit and insurance programs, subject to full board approval where legally required or in those instances where the underlying benefit philosophy might be at variance with preexisting board policies. The Compensation Committee also supervises the administration of all executive compensation and benefit programs, including the establishment of any specific criteria against which all annual performance based benefits are to be measured. The Audit Committee, comprised of Messrs. Amonett, Clerihue and Myers, who is Chairman, assists the board in assuring that the accounting and reporting practices of Reunion Industries are in accordance with all applicable requirements. The Audit Committee reviews with Reunion Industries' independent auditors the scope of the proposed audit work and meets with the auditors to discuss matters pertaining to the audit and any other matter which the Committee or the auditors may wish to discuss. In addition, the Audit Committee would recommend the appointment of new independent auditors to the board of directors if future circumstances were to indicate that such action was desirable. The board of directors does not maintain executive or nominating committees. Stockholders who may wish to suggest individuals for possible future consideration for board positions should direct recommendations to the board of directors at Reunion Industries' principal offices.

Director Compensation

   Directors not otherwise compensated by Reunion Industries receive annual retainers of $18,000 for service on the board and $500 for each board or committee meeting attended. Compensation paid to non-employee directors during 1998 for service in all board capacities aggregated $111,000. Directors are reimbursed for the actual cost of any travel expenses incurred. Additionally, non-employee directors of Reunion Industries are eligible for awards under the 1998 Stock Option Plan of Reunion Industries. On February 13, 1998, the board of directors granted options to purchase 15,000 shares of common stock to each of Mr. Amonett, Mr. Cassidy, Mr. Clerihue, Mr. Myers and Mr. Poole. The options are exercisable for ten years from the date of grant for an exercise price of $5 1/16 and vested immediately.

Security Ownership of Certain Beneficial Owners and Management

   As of October 22, 1999, Reunion Industries had outstanding 3,940,100 shares of common stock. The following table sets forth information regarding the beneficial ownership of Reunion Industries' common stock at October 22, 1999, by the following:

  . each stockholder known to Reunion Industries to own 5% or more of the company's common stock

  .  each director of Reunion Industries

  . each of the chief executive officer and the other named executive officers

  .  all current directors and executive officers as a group

   Except as set forth in the footnotes to the following table, each stockholder has sole dispositive and voting power with respect to the shares of Reunion Industries' common stock shown as owned by him.

                                                          Amount and     Percent
        Name                                                Nature         of
(and Address of 5% of Beneficial Owners)                 of Ownership     Class
----------------------------------------                 ------------    -------
Chatwins Group, Inc....................................  1,450,000        36.8%
  300 Weyman Plaza, Suite 340
  Pittsburgh, PA 15236
Bradley Family Limited Partnership.....................  1,450,000(1)     36.8%
  c/o Stanwich Partners, Inc.
  62 Southfield Avenue
  One Stamford Landing
  Stamford, CT 06902
Stanwich Partners, Inc.................................  1,450,000(1)     36.8%
  62 Southfield Avenue
  One Stamford Landing
  Stamford, CT 06902
Stanwich Financial Services Corp.......................    271,280(2)      6.9%
  c/o Stanwich Partners, Inc.
  62 Southfield Avenue
  One Stamford Landing
  Stamford, CT 06902
Thomas N. Amonett......................................     49,000(3)      1.2%
Charles E. Bradley, Sr.................................  1,477,600(4)     37.2%
Thomas L. Cassidy......................................     30,000(3)      0.8%
W.R. Clerihue..........................................     20,000(3)      0.5%
Franklin Myers.........................................    118,710(3)      3.0%
John G. Poole..........................................  1,465,000(1)(3)  37.0%
Richard L. Evans.......................................     63,000(5)      1.6%
All current directors and executive officers as a group
 (8 individuals).......................................  1,773,310(6)     43.3%

--------
(1) Includes all shares of common stock shown as beneficially owned by Chatwins Group. The Bradley Family Limited Partnership, established by Mr. Charles
    E. Bradley, Sr. in May 1998 for estate planning purposes and of which Mr. Bradley owns 1% as general partner and 55% as a limited partner. The Bradley

    Family Limited Partnership beneficially owns the shares owned by Chatwins Group due to its ownership of Chatwins Group stock. The Bradley Family Limited Partnership has designated Stanwich Partners, to vote these shares and Stanwich Partners in turn has designated Mr. Poole, who is one of its officers, as the person to vote these shares on its behalf. Pursuant to Rule 13d-3, Mr. Charles E. Bradley, Sr. and the Bradley Family Limited Partnership may be deemed to be the beneficial owner of these shares with shared dispositive power with respect thereto, and Stanwich Partners and Mr. Poole may be deemed to be the beneficial owner of these shares with voting power with respect thereto.

(2) Acquired by Stanwich Financial Services from Parkdale Holdings Corporation N.V. pursuant to a settlement agreement with respect to loans secured by these shares. On January 28, 1999, Reunion Industries board of directors resolved to permit this transaction notwithstanding the transfer restrictions in Reunion Industries' certificate of incorporation after determining that, based on the facts presently in existence, the transaction will not jeopardize Reunion Industries' full utilization of its tax benefits.

(3) Includes options to purchase 15,000 shares of common stock.

(4) Includes currently exercisable options to purchase 27,600 shares of common stock. Includes all shares of common stock shown as beneficially owned by Chatwins Group. Mr. Bradley is Chairman of the Board of Chatwins Group as well as the beneficial owner of more than 47% of the issued and outstanding shares of Chatwins Group and may, under Rule 13d-3, be deemed beneficial owner of all shares of Reunion Industries common stock beneficially owned by Chatwins Group. Mr. Bradley disclaims such beneficial ownership. See note 1.

(5) Includes currently exercisable options to purchase 52,000 shares of common stock.

(6) Includes currently exercisable options to purchase an aggregate of 154,600 shares of common stock.

Executive Officers of Reunion Industries

   The following table sets forth the names and ages of all executive officers of Reunion Industries and its principal subsidiary and their positions and offices with Reunion Industries:

  Name            Position                                                        Age
  ----            --------                                                        ---
  Charles E.
   Bradley, Sr... Director, President and Chief Executive Officer                  70
  Richard L. Ev-
   ans........... Executive Vice President, Chief Financial Officer and Secretary  47
  Robert L. Sny-
   der........... President, Oneida Rostone                                        53

   The business experience of Mr. Charles S. Bradley, Sr. is described above in the section entitled "Nominees--Charles E. Bradley, Sr."

   Richard L. Evans joined the Company as Executive Vice President and Chief Financial Officer in October 1995. He was appointed Secretary of the Company in December 1995. From May 1993 to September 1995, he was Controller of Terex Corporation, a capital goods manufacturer. From October 1989 to May 1993, Mr. Evans was Controller of Stanwich Partners.

   Robert L. Snyder has served as President of Oneida Rostone since June 1999. From June 1996 to October 1998, he was president of Draftex, Inc. USA, a supplier of automotive rubber sealing components. From January 1991 to June 1996, Mr. Synder was employed by Harvard Industries, Inc. a supplier of components to automotive manufacturers, in several positions, including Senior Vice President of Operations, Body Systems Group from October 1995 to June 1996.

Executive Compensation and Other Information

   The following table reflects all forms of compensation for services to Reunion Industries for the years ended December 31, 1998, 1997 and 1996, of those individuals who were at December 31, 1998 the chief executive officer and the other named executives officers:

 Summary Compensation Table

                                       Annual Compensation             Long-Term
                             --------------------------------------- Compensation
                                                      Other Annual   Stock Options    All Other
Name and Principal Position  Year  Salary  Bonus (1) Compensation(2)   (Shares)    Compensation(3)
---------------------------  ---- -------- --------- --------------- ------------- ---------------
Charles E. Bradley,
 Sr.....................     1998 $150,000  $     0      $     0        75,000         $    0
 President and Chief ...     1997  100,000        0            0             0            300
 Executive Officer......     1996  100,000        0            0             0            312

Richard L. Evans........     1998 $165,000  $15,000      $     0        20,000         $7,411
 Executive Vice Presi-
 dent,..................     1997  150,000   75,000            0             0          4,662
 CFO and Secretary......     1996  135,000   30,000            0        50,000          4,352

David N. Harrington.....     1998 $255,000  $     0      $52,000             0         $3,064
 President and Chief Ex-
 ecutive................     1997  259,904   51,000       52,000             0          2,614
 Officer, Oneida
 Rostone(4).............     1996  240,000   48,000       52,000             0          2,297

--------
(1) Amounts shown for bonuses are amounts earned for the period shown, although such bonuses are generally paid in the subsequent year.

(2) Includes automobile allowance, and certain deferred compensation.

(3) Contributions under nondiscriminatory defined contribution plan and certain health insurance plans of Reunion Industries and/or its subsidiaries. Reunion Industries maintains a voluntary employee retirement plan under which employees of Reunion Industries and its subsidiaries may contribute up to 18% of their pre-tax earnings, with Reunion Industries making matching contributions of 25% of each employee's contribution, not to exceed 4% of each participant's pre-tax earnings.

(4) Mr. Harrington retired in May 1999.

Option Grants In Last Fiscal Year

   The following table sets forth information with respect to the options to purchase shares of common stock granted under all stock option plans to the named executive officers in the fiscal year ended December 31, 1998.

                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                                                                     Annual Rates of
                                                                                       Stock Price
                          Number of                                                  Appreciation for
                          Securities  Percent of Total                                 Option Term
                          Underlying    Options/SARs                               --------------------
                           Options/      Granted to    Exercise or Base Expiration
Name                     SARs Granted Employees in FY  Price ($/Share)     Date      5%($)     20%($)
----                     ------------ ---------------- ---------------- ---------- --------- ----------
Charles E. Bradley,
 Sr.....................    75,000           44%           $7.21875     05/19/2003 $  86,768 $  252,273
Richard L. Evans........    20,000           12%           $ 5.0625     02/13/2003 $  27,975 $   61,814

Option Exercises In Last Fiscal Year and Year-End Values

   The following table sets forth information with respect to the exercise of options during the year ended December 31, 1998 and the unexercised options to purchase shares of common stock granted under all stock option plans to the named executive officers and held by them at December 31, 1998:

                                                                Number of
                                                          Securities Underlying     Value of Unexercised
                                                         Unexercised Options at    in-the-Money Options at
                            Number of                       December 31, 1998       December 31, 1998(1)
                         Shares Acquired                ------------------------- -------------------------
Name                       On Exercise   Value Realized Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- -------------- ----------- ------------- ----------- -------------
Charles E. Bradley,
 Sr.....................        -0-             -0-       13,800      61,200(2)       -0-          -0-
Richard L. Evans........      7,465          $4,199       46,535      16,000(3)       -0-          -0-

--------
(1) None of the outstanding options were in-the-money at December 31, 1998. In addition to the options granted in 1998 to Mr. Bradley and Mr. Evans, Mr. Evans has exercisable options for 42,535 shares at $4.4375 per share. The closing sales price of the common stock on NASDAQ Small-Cap Market on December 31, 1998 was $2.75.

(2) These options become exercisable in annual 13,800 share increments on May 19, 1999 through May 19, 2002 and 6,000 shares on January 2, 2003.

(3) These options become exercisable in 8,000 share increments on February 13, 1999 and February 13, 2000.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

   Oneida Rostone entered into an employment agreement dated May 3, 1999 with Robert L. Snyder, its President. Pursuant to the employment agreement, Mr. Snyder will receive the following:

  . an annual base salary of $225,000 in 1999, increased 4% each calendar year during the term of the agreement beginning on January 1, 2000

  . an annual cash bonus of up to 100% of his annual base salary based upon Oneida Rostone's actual performance for the year as compared to Oneida Rostone's budgeted performance for the year

  .  a monthly car allowance of $600

  .  coverage under Oneida Rostone's fringe benefit plans for executives.

Compensation Committee Report

   The Compensation Committee of the board of directors has furnished the following report on executive compensation for 1998:

   The board of directors pursues a philosophy of seeking to improve Reunion Industries' performance and to maximize stockholder value by, among other things, relating executive compensation and stock-based benefits to Reunion Industries' performance. In general, executive financial rewards may be segregated into the following significant components: base compensation, bonus, and stock option and other benefit plans.

   Base compensation for senior executives is intended to be competitive with that paid in comparably situated companies, but with a reasonable degree of financial security and flexibility afforded to those individuals who are regarded by the board of directors as acceptably discharging the levels and types of responsibility implicit in the various senior executive positions. While the committee's principal concern is with establishing compensation programs and setting executive compensation at levels which are somewhat reflective of those prevailing in the molded plastics industry for similar executive positions, no comparability studies were conducted for executive salaries to be paid in 1998.

   Under the supervision of the Compensation Committee, annual bonuses reflect a policy of requiring a specified level of Reunion Industries performance for the year before any bonuses are earned by senior executives, with bonuses for achieving higher levels of performance directly related to the level achieved. In setting performance criteria, the Committee will consider the total compensation payable or potentially available to the chief executive and other executives officers. While the development of any business necessarily involves numerous factors, the board's primary emphasis will be on encouraging management to increase Reunion Industries' net assets and cash flow, and in certain instances, rationalization of certain Reunion Industries businesses or assets. Mr. Harrington did not receive an award for 1998 from Reunion Industries' Oneida Rostone subsidiary based upon Oneida Rostone's failure to attain specific earnings objectives in 1998. The $15,000 bonus awarded to Mr. Evans was at the discretion of the board, based upon his performance in managing the acquisitions, divestitures, financial and administrative activities of Reunion Industries.

   The board of directors is of the view that properly designed and administered long-term, stock-based incentives for senior executives closely align the executives' economic interests with those of stockholders and provide a direct and continuing focus upon the goal of constantly striving to maximize stockholder value. The Compensation Committee intends, with any necessary concurrence of the board of directors, to continue to consider alternate forms of stock-based incentives with a view to achieving the maximum possible performance based benefit to all senior executives at the least possible cost and the greatest attainable economic efficiency to Reunion Industries, with such benefits designed as nearly as practicable to directly align the economic interests of professional managers with those of Reunion Industries' stockholders.

   Pursuant to applicable rules of the SEC, as of October 22, 1999 members of the Compensation Committee are deemed to own beneficially an aggregate of 99,000 shares, or 2.5% of the Reunion Industries common stock. See "--Security Ownership of Certain Beneficial Owners and Management".

Compensation Committee Interlocks and Insider Participation

   See "--Nominees--Thomas N. Amonett" above.

   See "--Nominees--Thomas L. Cassidy" above, "--Security Ownership of Certain Beneficial Owners and Management", and "Certain Relationships and Related Transactions and Material Contacts with the Company Being Acquired" for a discussion of Mr. Cassidy's relationship to Chatwins Group and Mr. Cassidy's and Chatwins Group's relationship to Reunion Industries.

                                             The Compensation Committee
                                             Thomas L. Cassidy, Chairman
                                             Thomas N. Amonett
                                             W.R. Clerihue

Common Stock Performance Graph

   The following graph illustrates the yearly percentage change in the cumulative total stockholder return on Reunion Industries' common stock, compared with the cumulative total return on the Standard & Poor's 500 Stock Index, and a "Peer Group" Index for the five years ended December 31, 1998:

                           Five Year Total Return(1)

                              [GRAPH APPEARS HERE]

                                                   Fiscal Year Ending
                                         ---------------------------------------
Company                                  1993  1994   1995   1996   1997   1998
-------                                  ---- ------ ------ ------ ------ ------
Reunion Industries, Inc................. 100   83.33  83.33  66.67  86.46  45.83
Peer Group(2)........................... 100   84.55  97.70 103.08 133.67 195.18
S&P 500 Index(3)........................ 100  101.32 139.40 171.41 228.59 293.92

--------
(1) Tabular data assumes that the value of the investment in Reunion Industries' common stock and each index was $100 at January 1, 1994 and that all dividends if any, were reinvested.

(2) Total Return Index provided by Media General Financial Services, Inc. for the Peer Group of seven companies selected by Reunion Industries. Calnetics Corp. and Sun Coast Industries, Inc., used previously in this Peer Group by Reunion Industries, have since been acquired, are no longer publicly traded, and hence have been omitted. The Peer Group is made up of the following:

   Advanced Technical Products  Rotonics Manufacturing
   Essef Corp.                  Summa Industries
   Glassmaster Co.              Triple S Plastics Inc.
   Myers Industries Inc.

(3) Standard & Poor's 500 Total Return Index provided by Media General Financial Services, Inc.

Compliance With Section 16(a) of Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934, as amended requires Reunion Industries' directors and officers and person who own beneficially more than 10% of the common stock of Reunion Industries to file with the Securities and Exchange Commission and the National Association of Securities Dealers initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock of Reunion Industries. Directors, officers and person owning more than 10% of the common stock of Reunion Industries are required to furnish Reunion Industries with copies of all such reports. Mr. Evans failed to timely file Form 4 in March 1998 regarding the exercise of options and Form 5 for the fiscal year ending December 31, 1998. Mr. Myers failed to timely file Form 4 in June 1998 regarding the exercise of warrants and Form 5 for the fiscal year ending December 31, 1998. Messrs. Amonett, Bradley, Cassidy, Clerihue and Poole failed to timely file Form 5 for the fiscal year ending December 31, 1998. All individuals have subsequently filed the required forms.

Deadline For Stockholder Proposals

   Although it has not yet determined a date for its 2000 annual meeting of stockholders, Reunion Industries intends to hold the meeting in early to middle 2000. Reunion Industries will inform stockholders of the date of the 2000 annual meeting in a future periodic report to be filed with the Securities and Exchange Commission. Proposals of stockholders of Reunion Industries intended to be presented at the 2000 annual meeting of stockholders must be received by the Secretary of Reunion Industries at One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902 a reasonable time before Reunion Industries begins to print and mail its proxy materials. If such proposals are in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, they will be included in the proxy statement and set forth on this form of proxy issued for the next annual meeting of stockholders.

   If a stockholder intends to present a proposal at the 2000 annual meeting of stockholders without seeking to include the proposal in Reunion Industries' proxy statement, management proxies will be entitled to use the discretionary voting authority that will be contained in the proxies for the 2000 annual meeting of stockholders to vote on the stockholder's proposal at the 2000 annual meeting of stockholders.

   Copies of Reunion Industries' Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, will be furnished free of charge, upon written request, to stockholders who have not previously received a copy from Reunion Industries. In addition, Reunion Industries will furnish any exhibit to its Annual Report on Form 10-K upon payment of a fee limited to Reunion Industries' reasonable expenses in furnishing such exhibit upon written request. Written requests may be directed to Richard L. Evans, Secretary, Reunion Industries, Inc., 62 Southfield Avenue, One Stamford Landing, Stamford, Connecticut 06902.

Accountants

   Management expects PricewaterhouseCoopers LLP to be selected later in the year by the Audit Committee of the board of directors to audit Reunion Industries' financial statements for the fiscal year ending December 31, 1999. Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting of stockholders on December 15, 1999 to respond to appropriate questions.

                                    EXPERTS

   The consolidated financial statements of:

  . Reunion Industries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998

  . Chatwins Group as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998

  .  Kingway as of December 31, 1998 and for the year then ended included in this proxy statement/prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
REUNION INDUSTRIES, INC.
Audited Financial Statements as of December 31, 1998 and 1997 and for the
Years Ended December 31, 1998, 1997 and 1996
  Report of Independent Accountants......................................   F-2
  Consolidated Balance Sheets............................................   F-3
  Consolidated Statements of Operations and Comprehensive Loss...........   F-4
  Consolidated Statements of Cash Flows..................................   F-5
  Consolidated Statements of Stockholders' Equity........................   F-6
  Notes to Consolidated Financial Statements.............................   F-7
Unaudited Financial Statements as of June 30, 1999 and for the Six Month
Periods Ended June 30, 1999 and 1998
  Consolidated Balance Sheet.............................................  F-35
  Consolidated Statements of Operations and Comprehensive Loss...........  F-36
  Consolidated Statements of Cash Flows..................................  F-37
  Notes to Unaudited Consolidated Financial Statements...................  F-38
CHATWINS GROUP, INC.
Audited Financial Statements as of December 31, 1998 and 1997 and for the
Years Ended December 31, 1998, 1997 and 1996
  Report of Independent Accountants......................................  F-43
  Consolidated Balance Sheet.............................................  F-44
  Consolidated Statement of Income and Comprehensive Income..............  F-45
  Consolidated Statement of Cash Flows...................................  F-46
  Notes to Consolidated Financial Statements.............................  F-47
Unaudited Financial Statements as of June 30, 1999 and for the Six Month
Periods Ended June 30, 1999 and 1998
  Consolidated Balance Sheet.............................................  F-70
  Condensed Consolidated Statement of Income and Comprehensive Income....  F-71
  Condensed Consolidated Statement of Cash Flows.........................  F-72
  Notes to Unaudited Consolidated Financial Statements...................  F-73
STANWICH ACQUISITION CORP.
Audited Financial Statements as of December 31, 1998 and for the Year
Then Ended
  Report of Independent Accountants......................................  F-79
  Balance Sheet..........................................................  F-80
  Statement of Operations................................................  F-81
  Statement of Cash Flows................................................  F-82
  Notes to the Financial Statements......................................  F-83
Unaudited Financial Statements as of June 30, 1999 and for the Six Month
Periods Ended June 30, 1999 and 1998
  Balance Sheet..........................................................  F-93
  Statement of Operations................................................  F-94
  Statement of Cash Flows................................................  F-95
  Notes to the Unaudited Financial Statements............................  F-96

                       Report of Independent Accountants

To the Board of Directors and
Shareholders of Reunion Industries, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Reunion Industries, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the cash flows historically generated by the Company may not be sufficient to enable it to meet its obligations when they come due, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICEWATERHOUSECOOPERS LLP

New York, New York
March 17, 1999

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (In Thousands)

                                                               December 31,
                                                             -----------------
ASSETS                                                         1998     1997
------                                                       --------  -------
Current Assets
  Cash and Cash Equivalents................................. $  2,009  $ 2,085
  Accounts Receivable, Less Allowance for Doubtful Accounts
   of $360 and $375, respectively...........................   12,389   12,284
  Inventories...............................................    7,104    7,570
  Customer Tooling-in-process...............................      897    1,773
  Other Current Assets......................................      803      495
                                                             --------  -------
    Total Current Assets....................................   23,202   24,207
                                                             --------  -------
Property, Plant and Equipment--Net..........................   41,353   35,293
                                                             --------  -------
Other Assets
  Goodwill, net of Accumulated Amortization of $2,170 and
   $1,481, respectively.....................................    8,371    9,060
  Investment in Joint Venture...............................       --    1,622
  Debt Issuance Costs.......................................    1,088      344
  Assets Held for Sale......................................      376      369
  Other.....................................................      484    1,164
                                                             --------  -------
    Total Other Assets......................................   10,319   12,559
                                                             --------  -------
    Total Assets............................................ $ 74,874  $72,059
                                                             ========  =======
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
EQUITY
---------------------------------------------------------
Current Liabilities
  Current Portion of Long-term Debt......................... $ 11,155  $11,568
  Short Term Debt--Related Parties..........................    1,015       --
  Accounts Payable..........................................    8,684    9,328
  Advances From Customers...................................    1,249    2,484
  Accrued Bargo Judgment....................................    8,425       --
  Accrued Salaries, Vacation and Benefits...................    1,688    1,940
  Accrued Environmental Costs...............................    1,723      983
  Other Current Liabilities.................................    2,180    1,731
                                                             --------  -------
    Total Current Liabilities...............................   36,119   28,034
Long-Term Debt..............................................   15,245   11,112
Long-Term Debt--Related Parties.............................    1,385    1,542
Other Liabilities...........................................    3,279    2,914
                                                             --------  -------
    Total Liabilities.......................................   56,028   43,602
                                                             --------  -------
Redeemable Preferred Stock of Consolidated Subsidiary.......      607       --
Minority Interests..........................................    2,000      140
Commitments and Contingencies (Note 15)
Stockholders' Equity
  Common Stock ($.01 par value; 20,000 authorized; 3,900 and
   3,855 issued and outstanding, respectively)..............       39       38
  Additional Paid-in Capital................................   29,332   29,242
  Retained Earnings (Since January 1, 1989).................  (12,961)    (578)
  Foreign Currency Translation Adjustments..................     (171)    (385)
                                                             --------  -------
    Total Stockholders' Equity..............................   16,239   28,317
                                                             --------  -------
    Total Liabilities, Redeemable Preferred Stock and
     Stockholders' Equity...................................  $74,874  $72,059
                                                             ========  =======

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                     (In Thousands, Except Per Share Data)

                                                     Year Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     --------  -------  -------
Operating Revenue
  Plastic Products and Services....................  $ 95,064  $93,378  $60,305
  Agriculture .....................................     2,254       --       --
                                                     --------  -------  -------
                                                     $ 97,318  $93,378  $60,305
Operating Costs and Expenses
  Plastic Products and Services--Cost of Sales.....    80,861   78,871   50,664
  Agriculture--Cost of Sales.......................     2,227       --       --
  Writedown of Excess Equipment....................        --      958       --
  Selling, General and Administrative..............    11,373   11,036    8,192
  Provision for Merger and Refinancing Costs.......     1,362       --       --
                                                     --------  -------  -------
                                                       95,823   90,865   58,856
                                                     --------  -------  -------
Operating Income ..................................     1,495    2,513    1,449
                                                     --------  -------  -------
Other Income and (Expense)
  Interest Expense.................................    (3,221)  (3,267)  (2,402)
  Provision for Bargo Judgment and Related Costs...    (9,239)      --       --
  Equity In Income (Loss) of The Juliana Preserve..      (388)     330     (266)
  Equity In Writedown of The Juliana Preserve Real
   Estate Development Costs........................        --     (855)  (1,290)
  Other, Including Interest Income.................       252      384      691
                                                     --------  -------  -------
                                                      (12,596)  (3,408)  (3,267)
                                                     --------  -------  -------
Loss From Continuing Operations Before Income
 Taxes.............................................   (11,101)    (895)  (1,818)
  Income Tax Benefit (Expense).....................       661      (86)    (876)
                                                     --------  -------  -------
Loss From Continuing Operations....................   (10,440)    (981)  (2,694)
                                                     --------  -------  -------
Income (Loss) From Discontinued Operations
  Disposal of Oil and Gas Operations...............    (1,710)      --    1,122
  Disposal of Agriculture Operations...............        --      710     (710)
                                                     --------  -------  -------
                                                       (1,710)     710      412
                                                     --------  -------  -------
Extraordinary item--loss on early extinguishment of
 debt .............................................      (233)      --       --
                                                     --------  -------  -------
Net Loss...........................................   (12,383)    (271)  (2,282)
Foreign Currency Translation Adjustment............       214     (356)     (29)
                                                     --------  -------  -------
Comprehensive Loss.................................  $(12,169) $  (627) $(2,311)
                                                     ========  =======  =======
Earnings per share--Basic and Diluted
  Loss from Continuing Operations..................  $  (2.69) $ (0.25) $ (0.70)
  Income (Loss) from Discontinued Operations.......     (0.44)    0.18     0.11
  Extraordinary Item...............................     (0.06)      --       --
                                                     --------  -------  -------
  Net Loss.........................................  $  (3.19) $ (0.07) $ (0.59)
                                                     ========  =======  =======
Weighted Average Number of Common Shares
 Outstanding
  Basic and Diluted................................     3,881    3,855    3,855
                                                     ========  =======  =======

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In Thousands)

                                                     Year Ended December 31
                                                    ---------------------------
                                                      1998     1997      1996
                                                    --------  -------  --------
Cash Flows From Operating Activities:
  Net Loss........................................  $(12,383) $  (271) $ (2,282)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided by (Used in) Operating Activities:
   Depreciation, Depletion and Amortization.......     3,634    3,062     1,694
   Goodwill Amortization..........................       689      706       591
   Debt issuance costs amortization...............     1,157       --        --
   Bargo Judgment Provision.......................     8,425       --        --
   Provision for Environmental Remediation........     1,200       --        --
   Provision for Tax Audit Settlement.............       510       --        --
   Impairment of Assets...........................        --      958        --
   (Gain) Loss on Disposal of Discontinued
    Operations....................................        --     (710)      710
   Equity In Income of Joint Venture, Before
    Depreciation..................................       (22)    (640)      (39)
   Write Off Of Joint Venture Costs...............        --      855     1,290
   Allowance for possible denial of AMT refund
    claim.........................................        --       --       750
                                                    --------  -------  --------
                                                       3,210    3,960     2,714
  Changes in Assets and Liabilities, net of
   effects from acquisitions:
   (Increase) Decrease in Accounts Receivable.....       (16)     113       120
   (Increase) Decrease in Inventories.............       503     (310)      (29)
   Increase (Decrease) in Accounts Payable........      (718)     530    (1,113)
   Other..........................................      (604)    (258)     (449)
                                                    --------  -------  --------
Net Cash Provided by (Used in) Operating
 Activities.......................................     2,375    4,035     1,243
                                                    --------  -------  --------
Cash Flows From Investing Activities:
  Sale of Property, Plant and Equipment...........     2,560       --     2,046
  Purchase of Joint Venture Interest..............    (2,178)      --        --
  Other Capital Expenditures......................    (3,113)  (3,868)     (985)
  Acquisition of businesses, net of cash
   acquired.......................................        --       --    (5,384)
  Sale of Discontinued Operations.................        --    2,200     8,998
  Other...........................................       512      141        25
                                                    --------  -------  --------
Net Cash Used in Investing Activities.............    (2,219)  (1,527)    4,700
                                                    --------  -------  --------
Cash Flows From Financing Activities:
  Debt issuance costs.............................    (1,901)      --      (786)
  Proceeds from Issuance of Debt..................     7,102    2,746    10,509
  Repayments of Debt..............................   (10,208)  (3,889)  (18,698)
  Increase (Decrease) in Short Term Borrowings....     3,439     (702)    3,910
  Proceeds from issuance of subsidiary preferred
   stock..........................................       586       --        --
  Proceeds of capital grants......................       300       --        --
  Proceeds From Exercise of Common Stock Options
   and Warrants...................................        91       --        --
                                                    --------  -------  --------
Net Cash Used in Financing Activities.............      (591)  (1,845)   (5,065)
                                                    --------  -------  --------
Effect of Exchange Rate on Cash...................       359       15        --
                                                    --------  -------  --------
Increase (Decrease) in Cash and Cash Equivalents..       (76)     678       878
Cash and Cash Equivalents at Beginning of Period..     2,085    1,407       529
                                                    --------  -------  --------
Cash and Cash Equivalents at End of Period........  $  2,009  $ 2,085  $  1,407
                                                    ========  =======  ========

          See Accompanying Notes to Consolidated Financial Statements.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In Thousands)

                                          Year Ended December 31,
                                -----------------------------------------------
                                     1998            1997            1996
                                --------------  --------------  ---------------
                                Shares Amounts  Shares Amounts  Shares  Amounts
                                ------ -------  ------ -------  ------  -------
Common Stock, Par Value $.01
 per Share
  Beginning Balance............ 3,855  $    38  3,855  $    38  4,112   $    40
  Retirement of Treasury
   Shares......................                    --       --   (257)       (2)
  Exercise of Stock Options and
   Warrants....................    45        1     --       --               --
                                -----  -------  -----  -------  -----   -------
  Ending Balance............... 3,900       39  3,855       38  3,855        38
Additional Paid-in Capital
  Beginning Balance............         29,242          29,242           31,037
  Retirement of Treasury
   Shares......................             --              --           (1,795)
  Exercise of Stock Options and
   Warrants....................             90              --
                                       -------         -------          -------
  Ending Balance...............         29,332          29,242           29,242
                                       -------         -------          -------
Retained Earnings
  Beginning Balance............           (578)           (307)           1,975
  Net Loss.....................        (12,383)           (271)          (2,282)
                                       -------         -------          -------
  Ending Balance...............        (12,961)           (578)            (307)
                                       -------         -------          -------
Less Treasury Shares
  Beginning Balance............                                  (257)   (1,798)
  Retirement of Treasury
   Shares......................                                   257     1,798
  Ending Balance...............                                    --        --
                                                                -----   -------
Foreign Currency Translation
 Adjustments
  Beginning Balance............           (385)            (29)              --
  Current Year Adjustments.....            214            (356)             (29)
                                       -------         -------          -------
  Ending Balance...............           (171)           (385)             (29)
                                       -------         -------          -------
Total Shareholders' Equity..... 3,900  $16,239  3,855  $28,317  3,855   $28,944
                                =====  =======  =====  =======  =====   =======

          See Accompanying Notes to Consolidated Financial Statements.

                            REUNION INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                  (amounts in thousands, except share amounts)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Businesses

   Reunion Industries, Inc. ("RII") is the successor, by merger effective April 19, 1996, to Reunion Resources Company. As used herein, the term "Company" refers to RII, its predecessors and its subsidiaries unless the context indicates otherwise. The Company, through its wholly owned subsidiary, Oneida Rostone Corp. ("ORC"), manufactures high volume, precision plastic products and provides engineered plastics services. The Company through its wholly owned subsidiary, Juliana Vineyards ("Juliana"), is also engaged in wine grape agricultural operations in Napa County, California. The Company was previously primarily engaged in oil and gas production in the United States; this business was discontinued in 1995 (see Note 3). Information presented in the footnotes is based on continuing operations unless the context indicates otherwise.

   On February 26, 1999, the company announced that it had commenced discussions with a third party to sell ORC. The Company also announced that it has reinstituted merger discussions with Chatwins Group, Inc. ("Chatwins," a related party--see Note 13) and has held financing discussions with prospective lenders in connection with the proposed merger. The discussions with the third party to sell ORC have subsequently been terminated. The Company has now decided to suspend its plans for the sale of ORC in light of the ongoing discussions regarding the possible merger with Chatwins and the related refinancings. The Company has also had discussions regarding possible acquisitions of Stanwich Acquisition Corp., doing business as King-Way Material Handling Company ("King-Way") and of NPS Acquisition Corp., doing business as NAPTech ("NAPTech"), at the same time as the Chatwins merger. King-Way and NAPTech are affiliates of Chatwins and the Company (see Note 13).

 Going Concern Considerations

   The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred losses in each of the last five years, including a loss of $12,383 in the year ended December 31, 1998. Corporate expenses, including salaries and benefits, professional fees and other public company costs, are expected to approximate $1,500 annually. Legal costs to appeal the Bargo litigation (see Note 15) and the cost of collateralizing the Bargo appeal bond will add to corporate requirements. In addition, a significant portion of the $1,503 accrued for environmental remediation of the Louisiana properties (see
Note 15) is expected to be expended during the next twelve months, and a settlement payment for the California tax audit (see Note 15) is expected to be made.

   As described in Note 8, ORC closed a new credit facility with The CIT Group/Business Credit, Inc. in October 1998. This new credit facility limits payments to Reunion by ORC and Juliana. The new credit facility also provides a letter of credit guarantee to provide credit support for a supersedeas bond in the Bargo litigation. Since October 1998, substantially all the amounts otherwise permitted to be paid by ORC to Reunion have been used to fund letter of credit and guarantee fees relating to the supersedeas bond.

   Without additional financing, management believes that the Company will not have sufficient resources to meet its corporate expenses and legal and environmental costs as they become due over the next twelve months. During 1998, the Company borrowed a total of $1,015 from Stanwich Financial Services Corp., ("SFSC"), a related party--see Note 13. These borrowings bear interest at 15%, and were due to mature September 30, 1998. SFSC has agreed to extend the maturity date to December 31, 1999 while the Company seeks additional financing. There can be no assurances that such financing will be arranged, or that SFSC will extend the maturity indefinitely or lend additional funds. If the Company is unable to arrange additional financing, it may be necessary to sell one or more of the Company's businesses.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   As described above, the Company has announced that it has had merger discussions with Chatwins, King-Way and NAPTech and has held financing discussions with prospective lenders. If such transactions are completed, management believes that there will be sufficient resources for the Company's requirements. There can be no assurances that any of these transactions can be consummated.

 Principles of Consolidation

   The consolidated financial statements include the accounts of RII and its majority owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. As described in Note 6, Juliana purchased the interest of its joint venture partner in the Juliana Preserve in September 1998 and, accordingly, the agricultural operations are included on a consolidated basis subsequent to that date. Prior to September 1998, the Company accounted for the agricultural operations on the equity method.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimates of amounts payable in connection with certain litigation and environmental remediation (see Note 15) and estimates of the recoverable value of businesses and other assets held for sale (see Notes 3 and 7).

 Revenue Recognition

   Revenue is recognized as products are delivered and services are provided to customers. Revenues and costs associated with the production of customer tools are deferred until the tools are completed and delivered to the customer. These revenue and cost deferrals are classified as Advances from Customers and Customer Tooling-in-process, respectively, in the Consolidated Balance Sheets. Revenues for wine grape sales are recognized when grapes are delivered to customers.

 Cash and Cash Equivalents

   Cash equivalents include time deposits, certificates of deposit and all highly liquid instruments with maturities when purchased of three months or less.

   Restricted cash balances aggregating $177 and $134 at December 31, 1998 and 1997, respectively, have been included in Other Assets based on the nature of the underlying obligation collateralized. Such balances relate to regulatory operating deposits and other contractual obligations.

 Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Work-in-process and finished goods include material costs, labor costs and manufacturing overhead.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Property, Plant and Equipment

   Property, plant and equipment is recorded at cost, including cost as determined by the allocation of the purchase price in business acquisitions accounted for using the purchase method. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset are charged to expense when incurred. Gains or losses are recognized when property and equipment is sold or otherwise disposed of. Depreciation of property, plant and equipment is provided on the straight-line method over their expected useful lives:

      Plastic Products and Services:
        Machinery and equipment .................................  3 to 12 years
        Buildings and improvements............................... 15 to 40 years
        Land improvements........................................ 10 to 30 years
      Agricultural Operations:
        Land improvements........................................ 20 to 45 years
        Equipment................................................  5 to 45 years

 Long-Lived Assets and Impairment

   Goodwill recorded as a result of business acquisitions is being amortized using the straight-line method over 15 years. The Company reviews long-lived assets, including goodwill, for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable, and recognizes an impairment loss when the future cash flows expected to be generated by the asset are less than the carrying amount of the asset. Long-lived assets held for sale, other than assets to be disposed of in connection with disposal of a discontinued business segment, are reported at the lower of carrying amount or fair value less cost to sell.

 Grants

   Capital grants have been received from the Irish Government Development Agency towards the cost of new buildings and equipment. Capital grants for purchased assets are recorded as deferred credits on the balance sheet and amortized to income over the useful lives of the related assets. Capital grants for leased assets reduce the net present value of lease payments capitalized as leased machinery. Training and feasibility study grants are credited against the related expenses (principally training and travel expenses) as such costs are incurred.

 Translation of Foreign Currencies

   All amounts in the accompanying consolidated financial statements are denominated in U.S. dollars. Assets and liabilities of foreign subsidiaries whose local currency is the functional currency are translated at exchange rates in effect at the balance sheet date. Revenues and expenses of these subsidiaries are translated at average exchange rates during the period. Translation gains and losses are not included in results of operations but are accumulated as a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

 Environmental Policies

   Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure. Expenditures relating to conditions caused by past operations that do not

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remediation actions are probable, and the costs can be reasonably estimated (see Note 15).

 Income Taxes

   The Company provides deferred income taxes for all temporary differences between financial and income tax reporting using the liability method. Deferred taxes are determined based on the estimated future tax effect of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. A valuation allowance is recorded for net deferred tax assets if it is more likely than not that such assets will not be realized. The Company has significant net operating loss and investment tax credit carryforwards for tax purposes, a portion of which may expire unutilized (see Note 12).

 Earnings Per Share

   Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during this period. Potential common shares include shares issuable upon exercise of the Company's stock options and warrants (see Note 11).

   Potential common shares relating to options and warrants to purchase common stock aggregating 335,785, 215,750 and 215,750, respectively, were not included in the weighted average number of shares for the years ended December 31, 1998, 1997 and 1996 because their effect would have been anti-dilutive.

 Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) has issued the following accounting pronouncement which the company will be required to adopt in future periods:

   FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. The Company does not presently have significant transactions involving derivative instruments, but may do so in the future. The Company is required to adopt Statement No. 133 for the first quarter of 2000 and may adopt it earlier.

 Supplemental Cash Flow Information

                                                           1998   1997   1996
                                                          ------ ------ ------
Supplemental disclosure of cash flow information:
  Cash paid for interest during the periods.............. $3,208 $3,093 $2,024
  Cash paid for income taxes during the periods..........    105    285    156
Supplemental disclosure of non-cash investing and
 financing activities:
  Assets acquired through capital leases.................    572    254    478
  Debt issued to seller for acquisition of joint venture
   interests.............................................  3,700     --     --
  Debt issued to seller for acquisition of businesses....     --     --  1,775

 Reclassifications

   Certain amounts in prior period statements have been reclassified to conform with current year presentation.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

2. BUSINESS ACQUISITIONS

 Rostone

   On February 2, 1996, the Company acquired (the "Rostone Acquisition") Rostone Corporation ("Rostone") which was merged with and into the Company's subsidiary, Oneida Molded Plastics Corp. The surviving corporation changed its name to ORC. The Company paid $1 to the stockholders of Rostone in 1996. Although the merger agreement provided for additional payments of up to $2,000 in each of 1997 and 1998, no additional payments were made because Rostone did not achieve specified levels of earnings before interest and taxes. In addition, the Company incurred approximately $435 in acquisition related costs. Based on Rostone's earnings for 1996 and 1997, the Company did not pay any additional purchase price.

   The Rostone Acquisition was accounted for using the purchase method, with the purchase price of $436, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the date of acquisition. The results of Rostone's operations are included in the consolidated financial statements from the date of acquisition.

   The estimated fair values of assets and liabilities acquired in the Rostone Acquisition are summarized as follows:

      Cash............................................................ $    318
      Accounts Receivable.............................................    3,417
      Inventories.....................................................    1,857
      Other Current Assets............................................       67
      Property, Plant and Equipment...................................    6,445
      Other Assets....................................................       43
      Goodwill........................................................    4,500
      Accounts Payable and Other Current Liabilities..................   (3,852)
      Long-term Debt..................................................  (10,837)
      Other liabilities...............................................   (1,522)
                                                                       --------
        Total......................................................... $    436

 Data Packaging Limited

   On October 21, 1996, DPL Acquisition Corp. ("DPLAC"), a wholly-owned subsidiary of ORC, acquired a 27.5% interest in Data Packaging Limited ("DPL"), a Bermuda corporation operating in Ireland, for a cash payment of $700. On November 18, 1996, DPLAC acquired an additional 68% of the outstanding stock of DPL. Together, these transactions represent the "DPL Acquisition." The purchase price paid by DPLAC for the additional 68% was approximately $2,825, including a cash payment of $1,050 and a $1,775 three year unsecured note, with interest at 10%. The total purchase price for the combined 95.5% interest in DPL, including $100 in acquisition costs, was $3,625, the cash portions of which were funded by the Company's cash balances.

   The remaining 4.5% of the outstanding stock of DPL is owned by Enterprise Ireland, an agency of the Irish government, and is accounted for as a minority interest in the accompanying financial statements.

   The DPL Acquisition was accounted for using the purchase method, with the purchase price of $3,625, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

estimated fair values at the date of acquisition. The results of DPL's operations are included in the consolidated financial statements from the date of acquisition.

   The estimated fair values of assets and liabilities acquired in the DPL acquisition are summarized as follows:

      Accounts Receivable............................................... $2,343
      Inventories.......................................................    786
      Property, Plant and Equipment.....................................  5,231
      Goodwill..........................................................  1,342
      Accounts Payable and Other Current Liabilities.................... (3,167)
      Long-term Debt.................................................... (1,811)
      Other liabilities................................................. (1,099)
                                                                         ------
        Total........................................................... $3,625

   During 1997, the legal ownership of DPL was reorganized to provide certain members of DPL's management with conditional ownership of 15% of DPL. Management's ownership will provisionally vest at the rate of up to 20% each year based on the achievement of certain earnings targets, and will fully vest when 100% provisionally vested or at the end of 2004, whichever is earlier. Until fully vested, any manager's shares revert to the Company upon termination of employment. When fully vested, management has the right to put, and the Company has the right to call, such ownership for settlement in cash for an amount determined by a formula based on a multiple of earnings. Because of the put and call features, the Company accounts for this arrangement as a deferred compensation plan and not as a minority interest. At December 31, 1998, management was provisionally vested in 40% of their 15% ownership and deferred compensation of $413 had been accrued.

   In April 1998, DPL issued 410,000 shares of redeemable preferred stock for IR(Pounds)410,000 to Enterprise Ireland in connection with the receipt of capital grants. Dividends of 3% are payable annually in arrears and the preferred stock is scheduled to be redeemed in three equal installments in 2002, 2003 and 2004.

 Quality Molded Products

   On November 18, 1996, ORC acquired (the "QMP Acquisition") substantially all of the assets and the business and assumed certain liabilities of Quality Molded Products, Inc. ("QMP"). The purchase price paid by ORC was approximately $3,000 cash and the assumption of approximately $6,800 of debt and other liabilities. ORC borrowed approximately $4,100 under an existing secured credit facility to fund the $3,000 QMP Acquisition purchase price and repay a portion of the bank debt assumed. The remaining $2,000 of the bank debt assumed was repaid from the Company's cash balances.

   The QMP Acquisition was accounted for using the purchase method, with the purchase price of $3,416, including acquisition costs, allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the date of acquisition. The purchase price was less than the fair value of the net assets acquired, and the difference was allocated to property, plant and equipment. The results of QMP's operations are included in the consolidated financial statements from the date of acquisition.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The estimated fair values of assets and liabilities acquired in the QMP Acquisition are summarized as follows:

      Accounts Receivable.............................................. $ 2,315
      Inventories......................................................   2,149
      Other Current Assets.............................................      63
      Property, Plant and Equipment....................................   5,687
      Current Portion of Long-term Debt (1)............................  (1,599)
      Accounts Payable and Other Current Liabilities...................  (3,609)
      Long-term Debt (1)...............................................  (1,590)
                                                                        -------
        Total.......................................................... $ 3,416

--------
(1) Debt immediately repaid upon purchase as described above.

 Pro Forma Results

   The following unaudited pro forma results of operations for 1996 have been prepared assuming the acquisitions of Rostone, DPL and QMP had occurred as of January 1, 1996. These pro forma results are not necessarily indicative of the results of future operations or of results that would have occurred had the acquisitions been consummated as of that date.

                                                                     (Unaudited)
                                                                        1996
                                                                     -----------
      Revenues......................................................   $85,282
      Loss From Continuing Operations...............................    (2,865)
      Net Loss......................................................   $(2,453)
      Loss per Share--Basic and Diluted.............................   $  (.64)

3. DISCONTINUED OPERATIONS

 Oil and Gas Operations

   Through November 1995, the Company was engaged in exploring for, developing, producing and selling crude oil and natural gas in the United States through the Company's wholly-owned subsidiary, Reunion Energy Company ("REC"). In November 1995, the Company's Board of Directors resolved to pursue the sale of the Company's oil and gas assets and to discontinue the Company's oil and gas operations. The Company engaged an investment bank specializing in oil and gas transactions to assist in the sale of the oil and gas operations. On April 2, 1996, the Company entered into an agreement to sell REC, including substantially all of its oil and gas assets, to Tri-Union Development Corp. ("Tri-Union"), a subsidiary of Tribo Petroleum Corporation, for a total price of approximately $11,375. On May 24, 1996 the Company completed the sale of REC for proceeds of $8,000 cash and a $2,200 six month note bearing interest at 12%. The purchase price received for REC's stock reflected adjustments for intercompany cash transfers by REC to the Company and certain expenditures by REC between January 1 and the May 24, 1996 closing date. The note was fully paid in February 1997. Upon completion of this transaction, the Company substantially completed the disposal of its discontinued oil and gas operations.

   During 1995, the Company incurred $1,666 of costs to replug a well that had originally been plugged and abandoned in 1994 and that had subsequently been found to be leaking. The Company submitted a claim with its insurance companies for recovery of these costs, which claim was initially denied. The Company provided

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

additional information to the insurance companies, but did not include any anticipated recovery on this claim in determining the estimated loss from disposition of the oil and gas operations. Under the terms of the agreement to sell REC, this claim was retained by the Company. During 1996, the Company was notified that the insurance companies had approved the claim in the amount of $1,613 and the Company was paid in full. Accordingly, the Company recorded income from the disposition of the discontinued oil and gas operations of $1,122, net of $365 of adjustments to the purchase price for certain assets not sold and $126 of provisions for environmental remediation of those assets (See
Note 15).

   Revenues from the discontinued oil and gas operations were $2,137 for 1996 through the date of sale of REC.

   As described in Note 15, the company recorded a provision of $1,200 in 1998 in connection with environmental remediation of certain retained oil and gas properties, and a provision of $510 in 1998 in connection with settlement discussions for the California Franchise Tax Board audit of the Company's Franchise tax returns for 1991 through 1993.

 Agricultural and Real Estate Operations

   Through December 1996, the Company was engaged in agricultural and real estate operations consisting primarily of investments in The Juliana Preserve (the "Preserve") and in certain real estate controlled by the Preserve. In December 1996, the Company's Board of Directors concurred in the Preserve's plan to suspend the residential development activities and seek a buyer or buyers for the entire property. Based on an appraisal of the property for agricultural use, and on preliminary discussions with potential buyers, the Company recognized a loss of $2,000 in 1996 to recognize impairment of the real estate development costs and to reduce the carrying value of the agricultural operations to net realizable value, approximately $14,000.

   The Preserve was unsuccessful in finding a buyer for the entire property in 1997, and the property is not currently listed for sale with a broker. As a result, the company reclassified the agricultural operations to continuing operations in 1997 and reversed the $710 estimated loss on disposal recognized in 1996. See Note 6 for a description of the agricultural operations.

4. INVENTORIES

   Inventories at December 31, 1998 and 1997 consisted of the following:

                                                                    1998   1997
                                                                   ------ ------
      Raw materials............................................... $3,308 $3,461
      Work-in-process.............................................    962  1,440
      Finished goods..............................................  2,834  2,669
                                                                   ------ ------
        Total..................................................... $7,104 $7,570
                                                                   ====== ======

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

5. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment at December 31, 1998 and 1997 consisted of the following:

                                                                1998     1997
                                                               -------  -------
      Plastic Products and Services:
        Machinery and equipment............................... $20,881  $18,171
        Buildings and improvements............................   7,108    6,763
        Land and improvements.................................     559      563
                                                               -------  -------
                                                                28,548   25,497
        Accumulated depreciation..............................  (5,139)  (2,119)
                                                               -------  -------
          Net.................................................  23,409   23,378
      Agricultural Operations:
        Land and improvements.................................  19,243   13,230
        Equipment.............................................   1,549      793
                                                               -------  -------
                                                                20,792   14,023
        Accumulated depreciation..............................  (2,848)  (2,108)
                                                               -------  -------
          Net.................................................  17,944   11,915
                                                               -------  -------
      Total property, plant and equipment, net................ $41,353  $35,293
                                                               =======  =======

   Machinery and equipment includes assets acquired under capital leases which have a net book value of $1,360 at December 31, 1998.

6. INVESTMENT IN THE JULIANA PRESERVE

   The Company's wine grape agricultural operations consist of approximately 3,800 acres, of which approximately 1,200 acres are suitable for wine grape production and of which approximately 325 acres are currently in production. This property is located in Napa County, California within the boundaries of the Napa Valley American Viticultural Area.

   From October 1994 to September 1998, Juliana conducted its agricultural operations through the Preserve, a joint venture organized as a California general partnership. Juliana had a 71.7% interest in the net income and net assets of the joint venture, but had a 50% voting interest in matters concerning the operation, development and disposition of the joint venture assets. In September 1998, Juliana purchased the interest of its joint venture partner for $5,878, including closing costs. The purchase was funded from the proceeds of the sale of three parcels for $2,700 and by a $3,700 4-month note to the joint venture partner. Substantially all of the purchase price was allocated to property and equipment.

   In August 1997, the Preserve sold approximately 500 acres, including approximately 300 plantable acres, to a Napa Valley winery. The proceeds were used to repay joint venture debt. In September 1998, Juliana sold approximately 400 acres, including approximately 250 plantable acres, to an Australian winery. The proceeds were used for the acquisition of the joint venture partner's interests.

   Also during 1998, Juliana formed the Juliana Mutual Water Company ("JMWC") to own and operate the water storage and transmission system for the entire property originally owned by the Preserve. Ownership of JMWC is generally in proportion to plantable acres as specified in the JMWC bylaws. Ownership interests attributable to the other property owners are shown as minority interests in the December 31, 1998 Consolidated Balance Sheet.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

7. ASSETS HELD FOR SALE

   In connection with the sale of REC, the Company retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. As described in Note 15, the Company is in the process of environmental remediation of these properties. The Company intends to sell these properties when the litigation is resolved. The net carrying value was $238 at December 31, 1998.

   The Company holds title to or recordable interests in federal and state leases totaling approximately 55,000 acres near Moab, Utah, known as Ten Mile Potash. Sylvanite, a potash mineral, is the principal mineral of interest and occurrence in the Ten Mile Potash property. To date, Ten Mile Potash has not yielded any significant revenues, and the Company is pursuing the sale or farmout of these interests. The carrying value for these properties is $138, which the Company believes is realizable from the sale of these interests.

8. DEBT

   Debt at December 31, 1998 and 1997 consisted of the following:

                                                                 1998    1997
                                                                ------- -------
      CITBC Revolver........................................... $ 8,543 $    --
      CITBC Term Loan..........................................   6,000      --
      Congress Revolver........................................      --   6,514
      Congress Term Loan.......................................      --   6,843
      Other ORC Debt...........................................   5,704   7,168
      Juliana Debt.............................................   6,092   2,155
      Related Party Debt.......................................   2,461   1,542
                                                                ------- -------
        Total Debt............................................. $28,800 $24,222
                                                                ======= =======
      Current Portion of Long-Term Debt........................ $11,155 $11,568
      Short-Term Debt-Related Parties..........................   1,015      --
      Long-Term Debt...........................................  15,245  11,112
      Long-Term Debt-Related Parties...........................   1,385   1,542
                                                                ------- -------
        Total Debt............................................. $28,800 $24,222
                                                                ======= =======

 CITBC Credit Facility

   On October 19, 1998, ORC closed a financing under a Loan and Security Agreement (the "Loan Agreement") with the CIT Group/Business Credit, Inc. ("CITBC"). The agreement provides a six-year senior secured credit facility including revolving credit loans of up to $10,200 and a term loan in the initial amount of $6,000 for ORC (the "CITBC Credit Facility"). The proceeds were used to refinance ORC'S debt with Congress Financial Corporation ("Congress") and to provide working capital for ORC. The CITBC Credit Facility also provides a letter of credit used to collateralize the bond for the Company's appeal of the judgment in favor of Bargo Energy Company (See Note
15).

   The initial borrowing under the CITBC Credit Facility totaled $15,196 of which $13,941 was used to repay the debt with Congress and $1,255 was paid for fees and other loan costs. CITBC received fees totaling $1,100.

   Future borrowings under the revolving credit loans are subject to a collateral availability formula based on 85% of eligible accounts receivable and 60% of eligible raw materials and finished goods inventories, as such terms are defined in the agreement. At December 31, 1998, ORC had $1,202 of revolving credit availability.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

The term loan is repayable in quarterly installments of $250 beginning December 31, 1998. Interest is payable monthly at 0.25% above the Chase Manhattan Bank Rate for revolving loans (8.00% at December 31, 1998) and at 0.50% above the Chase Manhattan Bank Rate for the term loan (8.25% at December 31, 1998). The Loan Agreement also requires the maintenance of certain minimum earnings and ratio of earnings to interest expense, limits annual capital expenditures, and limits amounts payable to Reunion.

   The CITBC Credit Facility is secured by liens on substantially all of ORC's assets and by guarantees of (i) ORC's subsidiary DPL Acquisition Corp., which indirectly owns 95.47% of DPL, (ii) Reunion, and (iii) Mr. Bradley, President, Chief Executive Officer and a director of the Company. The Company's guarantee is secured by (i) a pledge of the stock of ORC, (ii) 10% of the stock of the Company's subsidiary, Juliana Vineyards (subsequently increased to 100% following the refinancing of Juliana's debt in January 1999), and (iii) a cash deposit of $438. Mr. Bradley's guarantee is secured by a pledge by SFSC (a related party--see Note 13) of $6,000 of Partially Convertible Subordinated 9% Notes of Consumer Portfolio Services, Inc.

 Congress Credit Facility

   The revolving credit and term loan facility (the "Congress Credit Facility") with Congress was secured by substantially all of ORC's domestic receivables, inventory, equipment, real property and general intangibles. The maximum credit available under the Congress Credit Facility, subject to the availability of collateral, was $20,000. At December 31, 1997 the interest rate on term loan borrowings was 10.75% (Prime + 2.25%) and the interest rate on revolving credit borrowings was 10.5% (Prime + 2.0%).

   The Congress Credit Facility was terminated in connection with entering into the CITBC Credit Facility. The Company paid a $200 early termination fee and wrote off $33 of unamortized debt issuance costs. This loss of $233 on termination is reported as an Extraordinary Item.

 Other ORC Debt

   Other ORC debt includes a $1,183 three-year 10% unsecured note issued in connection with the DPL Acquisition (see Note 2); a $1,017 11% note payable to a creditor of Rostone, payable in quarterly installments subject to a subordination agreement with Congress; $826 of variable-rate term loans from DPL's bank, payable in monthly installments over twenty years; a $1,482 tax qualified Irish business expansion loan bearing interest at 1% and payable in 2002; and $1,196 of capital lease obligations, economic development loans and small business loans, generally secured by equipment or other assets of ORC and DPL and bearing interest at rates ranging from 3.8% to 16.4% at December 31, 1998.

 Juliana Debt

   Notes payable to an insurance company consist of three notes with an aggregate balance of $1,997 at December 31, 1998, bearing interest at 8.0% to 8.25% and collateralized by certain Juliana land parcels. As described in Note 6, Juliana issued a $3,700 four-month bridge note, bearing interest at prime rate plus 2% (9.75% at December 31, 1998), to the former joint venture partner for the purchase of the joint venture interests in September 1998. On January 26, 1999, the insurance company notes and the bridge note were repaid from the proceeds of a $7,500, 15 year loan from the insurance company, bearing interest at 7.15%. Accordingly, the total of $5,697 is classified as long-term debt in the December 31, 1998 Consolidated Balance Sheet.

   At December 31, 1998, $395 was outstanding under a $1,500 crop loan with a bank, bearing interest at prime rate plus 1.25% (9.0% at December 31, 1998). The loan is collateralized by certain wine grape sales contracts.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Related Party Debt (See Note 13)

   Beginning in August 1998, the Company has borrowed funds for corporate working capital from SFSC. These borrowings bear interest at 15% and were due to mature September 30, 1998. SFSC has agreed to extend the maturity date to December 31, 1999. The balance at December 31, 1998 was $1,015.

   To facilitate the Rostone Acquisition and closing of the Congress Credit Facility. Mr. Bradley purchased 50% of a $2,034 balance owed to a Rostone creditor. As a result of this transaction, Mr. Bradley holds a note from ORC in the amount of $1,017 bearing interest at 11% per annum and subordinated to CITBC indebtedness except that if certain conditions are met, regularly scheduled payments of interest may be paid when due.

   ORC is indebted to CGII for $368 pursuant to a promissory note dated May 21, 1993 bearing interest at 15%. The note is subordinated to the prior payment of CITBC indebtedness except that if certain conditions are met, monthly interest payments may be paid. The note is subject to offset rights by ORC for certain environmental costs incurred (See Note 15).

   Beginning in 1997, ORC has entered into capital leases for machinery and equipment with CPS Leasing, Inc. ("CPS Leasing"), a subsidiary of Consumer Portfolio Services, Inc. ("CPS"). The leases are for terms of five to seven years, with a present value of future minimum lease payments of $61 as of December 31, 1998. The Company believes that the terms of these leases are comparable to those available from third parties.

 Maturities

   The aggregate amounts of debt maturities are as follows:

      1999.............................................................. $12,170
      2000..............................................................   2,225
      2001..............................................................   1,347
      2002..............................................................   2,806
      2003..............................................................   1,322
      Thereafter........................................................   8,930
                                                                         -------
        Total........................................................... $28,800
                                                                         =======

9. EMPLOYEE BENEFITS

 Pension Plans

   The Company sponsors defined benefit pension plans for certain Oneida and DPL employees.

   Oneida Plan: ORC sponsors a defined benefit pension plan which covers substantially all Oneida employees. Benefits under the pension plan are based on years of service and average compensation for the five highest consecutive years. Annually, Oneida contributes the minimum amount required by applicable regulations. Assets of the pension plan are principally invested in fixed income and equity securities. Contributions are intended to provide for benefits attributed to employees' service to-date and for those benefits expected to be earned from future service.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Effective January 1, 1997, benefits for salaried employees except certain executives were frozen under the Oneida plan and no additional benefits will be earned for future service. In conjunction with the freeze, these employees are eligible to participate in the Company's merged 401(k) Plan as described below. Oneida hourly employees will continue to participate in the Oneida pension plan.

   The following table sets forth the change in the benefit obligation for the Oneida Plan for the years ended December 31, 1998 and 1997:

                                                                   1998   1997
                                                                  ------ ------
      Benefit obligation at beginning of year.................... $2,263 $1,795
        Service cost.............................................     93    156
        Interest cost............................................    168    151
        Actuarial loss...........................................    403    161
                                                                  ------ ------
      Benefit obligation at end of year.......................... $2,927 $2,263
                                                                  ====== ======

   DPL Plan: DPL sponsors a defined benefit pension plan for its salaried staff employees. Benefits are based largely on years of service and salary over the last three years of employment. A lump sum death benefit is also provided, which is a multiple of salary. Hourly-paid employees are included for a modest level of death benefit only. The cost of the plan is met entirely by contributions paid by DPL. As recommended by its actuaries, DPL contributes a level percentage of salary every year. These contributions are expected to provide the benefits promised, allowing for future salary increases. The assets of the plan consist entirely of units in a pooled fund operated by a life assurance company.

   The following table sets forth the change in the benefit obligation for the DPL Plan for the years ended December 31, 1998 and 1997:

                                                                     1998  1997
                                                                     ----  ----
      Benefit obligation at beginning of year....................... $662  $593
        Service cost................................................   64    57
        Interest cost...............................................   36    31
        Actuarial gain .............................................  (19)  (19)
                                                                     ----  ----
      Benefit obligation at end of year............................. $743  $662
                                                                     ====  ====

   The following table sets forth the changes in plan assets and the funded status of the plans based on the most recent actuarial valuations, which were December 31, 1998, and September 30, 1997 for the Oneida Plan and December 31, 1998 and 1997 for the DPL Plan:

                                              1998                 1997
                                      -------------------- --------------------
                                      Oneida Plan DPL Plan Oneida Plan DPL Plan
                                      ----------- -------- ----------- --------
Plan assets at fair value, beginning
 of year............................    $1,959     $  799    $1,620     $ 652
Actual return on plan assets........       242        167       288       126
Employer contribution...............        85        121        95        61
Benefits paid.......................       (89)        --       (44)      (40)
                                        ------     ------    ------     -----
Plan assets at fair value, end of
 year...............................    $2,197     $1,087    $1,959     $ 799
                                        ======     ======    ======     =====
Funded status of plans..............    $  730     $ (344)   $  304     $(137)
Unrecognized net gain (loss)........      (204)       395       205       247
                                        ------     ------    ------     -----
Accrued pension cost................    $  526     $   51    $  509     $ 110
                                        ======     ======    ======     =====

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The following table sets forth the actuarial assumptions used to develop the net periodic pension costs for the periods presented:

                                                               1998  1997  1996
                                                               ----  ----  ----
      Discount Rate:
        Oneida Plan........................................... 7.0%  7.5%  8.5%
        DPL Plan.............................................. 8.0%  8.0%  8.0%
      Expected rate of return on plan assets:
        Oneida Plan........................................... 9.0%  9.0%  9.0%
        DPL Plan.............................................. 9.0%  9.0%  9.0%
      Assumed compensation rate increase:
        Oneida Plan........................................... 4.0%  4.0%  4.0%
        DPL Plan.............................................. 6.0%  6.0%  6.0%

 Deferred Compensation Plans

   The Company sponsors qualified contributory 401(k) plans covering substantially all domestic employees. Employees may elect to contribute up to an annually determined maximum amount permitted by law, and the Company makes matching contributions up to specified limits. The Company's contributions to the plan in each of the three years ended December 31, 1998 were not material.

 Postretirement Benefits Other Than Pensions

   ORC provides health care benefits for certain of Rostone's salaried and union retirees and their dependents under two separate but substantially similar plans. Generally, employees are eligible to participate in the medical benefit plans if, at the time of retirement, they have at least 10 years of service and have attained 62 years of age. Rostone's medical benefit plans are contributory via employee contributions, deductibles and co-payments and are subject to certain annual, lifetime and benefit-specific maximum amounts.

   The following table sets forth the change in the benefit obligation and the funded status of the health care benefits for the years ended December 31, 1998 and 1997:

                                                                  1998    1997
                                                                 ------  ------
      Benefit obligation at beginning of year................... $1,621  $1,510
        Service cost............................................     43      52
        Interest cost...........................................     94     109
        Benefit payments........................................    (46)    (50)
        Amortization of gain....................................   (303)     --
                                                                 ------  ------
      Benefit obligation at end of year.........................  1,409   1,621
      Unrecognized net gain.....................................    141      73
                                                                 ------  ------
      Postretirement benefit liability.......................... $1,550  $1,694
                                                                 ======  ======

   Benefit costs were estimated assuming retiree health care costs would initially increase at a 10.0% annual rate, decreasing gradually to 5.3% after 15 years. A 1.0% increase in the assumed health care cost trend rate would have increased the APBO at December 31, 1998 and postretirement benefit cost for 1998 by $152 and $15, respectively. The discount rate used to estimate the accumulated postretirement benefit obligation was 6.5% at December 31, 1998 and 1997.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Health care benefits are funded as claims are paid. In 1998, 1997 and 1996, Rostone's cash payments for such benefits were approximately $46, $50 and $64, respectively.

 Postemployment Benefits

   Other than unemployment compensation benefits required by law, the Company does not provide postemployment benefits to former or inactive employees.

10. SHAREHOLDERS' EQUITY

 Name Change and Reincorporation

   On April 19, 1996, Reunion Resources Company merged with and into its wholly-owned subsidiary, RII, pursuant to a merger agreement dated November 14, 1995. The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of "blank check" preferred stock, par value $.01 per share, and includes certain capital stock transfer restrictions (the "Transfer Restrictions") which are designed to prevent any person or group of persons from becoming a 5% shareholder of the Company and to prevent an increase in the percentage stock ownership of any existing person or group of persons that constitutes a 5% shareholder by prohibiting and voiding any transfer or agreement to transfer stock to the extent that it would cause the transferee to hold such a prohibited ownership percentage. The Transfer Restrictions are intended to help assure that the Company's substantial net operating loss carryforwards will continue to be available to offset future taxable income by decreasing the likelihood of an "ownership change" for federal income tax purposes.

 Additional Paid-in Capital

   Paid-in capital was increased $90 in 1998 from the exercise of stock options (see Note 11). In 1996 paid-in capital was reduced $1,795, the cost of 257 shares of treasury stock retired.

 Dividends

   No dividends have been declared or paid during the past three years with respect to the common stock of the Company. Cash dividends are limited by the availability of funds, including limitations on dividends and other transfers to Reunion by ORC and Juliana contained in ORC's lending agreements (see Note
8).

11. STOCK OPTIONS AND WARRANTS

   At December 31, 1998, the Company has three stock option plans and outstanding warrants which are described below. In implementing FASB Statement 123 "Accounting for Stock-Based Compensation" in 1996, the Company elected to continue to apply the provisions of APB Opinion 25 and related Interpretations in accounting for its plans and warrants. Stock option grants during the periods presented were all at exercise prices equal to or above the current market price of the underlying security and, accordingly, no compensation cost has been recognized for the Company's stock option plans.

   Had compensation cost for the Company's stock option plans and warrants been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as indicated below:

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

                                                       1998     1997     1996
                                                     --------  ------  --------
      Net Loss.......................... As reported $(12,383) $ (271) $(12,282)
                                         Pro forma   $(12,667) $ (302) $ (2,327)
      Basic and Diluted
        Net Loss per Share.............. As reported $  (3.19) $(0.07) $  (0.59)
                                         Pro forma   $  (3.26) $(0.08) $  (0.60)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0 percent for all years; expected volatility of 25% in 1998 and 60% in 1996, risk-free interest rates of 5.5% to 5.7% in 1998 and 5.1% in 1996 and expected lives of 5 and 10 years in 1998 and 3 years in 1996. There were no options granted during 1997. Expected volatility was estimated based on historical performance of the Company's stock prices and is not necessarily an indication of future stock movements.

 1992 Option Plan

   Effective July 1, 1992, the Board of Directors of the Company approved the adoption of the 1992 Nonqualified Stock Option Plan (the "1992 Option Plan"). The 1992 Option Plan, as amended, authorized the grant of options and sale of 250,000 shares of common stock of the Company to key employees, directors and consultants. No option granted under the 1992 Option Plan may be exercised prior to six months from its date of grant or remain exercisable after ten years from the grant date.

 1992 Warrants

   In addition, during 1992 the Company's Board of Directors approved the issuance of warrants to a director and to a consultant to the Board of Directors to purchase an aggregate of 150,000 shares of the Company's common stock at $1.562 per share, determined from the average market price of the 90 days preceding the effective date. The warrants became exercisable for two years on July 1, 1993. In June 1995, the expiration date of these warrants was extended to June 30, 1999.

 1993 Option Plan

   Effective September 28, 1993, the Board of Directors of the Company approved the adoption of the 1993 Incentive Stock Option Plan (the "1993 Option Plan") for the granting of options or awards covering up to 250,000 shares of the Company's common stock to officers and other key employees. Under the terms of the 1993 Option Plan, the Compensation Committee of the Board of Directors is authorized to grant (i) stock options (nonqualified or incentive), (ii) restricted stock awards, (iii) phantom stock options, (iv) stock bonuses and
(v) cash bonuses in connection with grants of restricted stock or stock bonuses. In January 1995, the Company granted 62,750 incentive stock options to certain key employees at an exercise price of $5.00 per share. The options originally vested 50% in January 1996 and 50% in January 1997 and remain exercisable until January 1999. As a result of Chatwins' acquisition of its common stock ownership in June 1995 (see Note 13), all of the outstanding options under the 1993 Option Plan at that date became immediately exercisable. In July 1996, the Company granted 55,000 incentive stock options to two officers at an exercise price of $4.375 per share. The options were fully vested in July 1998, and are exercisable until July 1999. In February 1998, the Company granted 20,000 options at an exercise price of $5.0625 to Richard L. Evans, the Company's Executive Vice President, Chief Financial Officer and Secretary, and in May 1998, the Company granted 75,000 options at an exercise price of $7.21875 to Mr. Bradley. The options vest in installments through

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

February 2000 and are exercisable until February 2003 for Mr. Evans and vest in installments through January 2003 and are exercisable until May 2003 for Mr. Bradley.

 1998 Option Plan

   On August 4, 1998, the Company's stockholders ratified the adoption by the Board of Directors, on June 1, 1998, of the 1998 Stock Option Plan (the "1998 Option Plan"). The Compensation Committee of the Board of Directors is authorized to grant incentive options and nonqualified options covering up to 600,000 shares of the Company's common stock to officers and other key employees. On February 13, 1998, the Board of Directors, on recommendation by the Compensation Committee, had conditionally granted options to purchase 15,000 shares of the Company's common stock to each of the five non-employee Directors (excluding Mr. Bradley), subject to adoption of the plan by the Board and ratification by the stockholders. The options have an exercise price of $5.0625, vested immediately and are exercisable until February 2008.

   A summary of the status of the Company's stock options and warrants as of December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                1998               1997              1996
                          ------------------ ----------------- ------------------
                                   Weighted-         Weighted-          Weighted-
                                    Average           Average            Average
                                   Exercise          Exercise           Exercise
                          Shares     Price   Shares    Price   Shares     Price
                          -------  --------- ------- --------- -------  ---------
Outstanding at beginning
 of year................  215,750    $2.47   215,750   $2.47   255,750    $3.23
Granted.................  170,000    $6.01        --   $  --    55,000    $4.44
Exercised...............  (44,965)   $2.04        --   $  --              $  --
Forfeited/Expired.......   (5,000)   $4.44        --   $  --   (95,000)   $5.63
Outstanding at end of
 year...................  335,785    $4.29   215,750   $2.47   215,750    $2.47
Options exercisable at
 year-end...............  258,585    $3.55   193,750   $2.24   160,750    $1.97
Weighted-average fair
 value of options
 granted during the
 year;
  Exercise price equal
   to market price
   on date of grant.....             $2.37             $  --              $1.48
  Exercise price greater
   than market price on
   date of grant........             $1.94             $  --              $  --

   The following table summarizes information about stock options and warrants outstanding at December 31, 1998:

                                              Remaining    Number      Number
                                             Contractual Outstanding Exercisable
Exercise Price                                  Life     at 12/31/98 at 12/31/98
--------------                               ----------- ----------- -----------
$1.562......................................    6 mos.     112,500     112,500
$4.44.......................................    6 mos.      42,535      42,535
$5.00.......................................    .5 mo.      10,750      10,750
$5.0625.....................................    4 yrs.      20,000       4,000
$5.0625.....................................    9 yrs.      75,000      75,000
$7.21875....................................  4.5 yrs.      75,000      13,800
                                                           -------     -------
                                                           335,785     258,585

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

12. TAXES ON INCOME

   The components of the Company's income tax (benefit) expense are as follows:

                                                                  Year Ended
                                                                 December 31,
                                                                ----------------
                                                                1998   1997 1996
                                                                -----  ---- ----
Current
  Federal...................................................... $(676) $--  $750
  State........................................................    15   86   126
  Foreign......................................................    --   --    --
                                                                -----  ---  ----
                                                                 (661)  86   876
  Deferred.....................................................    --   --    --
                                                                -----  ---  ----
                                                                $(661) $86  $876
                                                                =====  ===  ====

   The Company files a consolidated U.S. federal income tax return and its U.S. subsidiaries file combined or separate company income tax returns in states in which they conduct business.

   In September 1995, the Company amended its 1991 and 1992 Federal tax returns to request a refund of Alternative Minimum Tax ("AMT") previously paid. The refund resulted from the carryback of a capital loss originating from the sale, in 1993, of the Company's common stock owned by a subsidiary of the Company. The Company recorded a receivable for this refund in 1993 when the transaction occurred. The IRS audited this refund request and issued a formal IRS agent's report denying the refund claim, and asserting an additional tax deficiency for 1993. The Company appealed the case to the IRS appeals division. Because of the uncertainty over realization of the refund, the Company recorded an allowance of $750 for the possible denial of the AMT refund with a corresponding charge to income tax expense in 1996. In August 1998, the Company reached a settlement with the IRS on its appeal. As a result of the settlement, the Company received refunds totaling $676 including interest and recorded an income tax benefit of $676 in the quarter ended September 30, 1998.

   As part of the settlement, the IRS also confirmed the amounts of the Company's net operating loss carryforwards ("NOLs") as of December 1993. Based on the amounts confirmed, the Company's NOLs as of December 31, 1998 expire as follows:

      1999............................................................  $ 44,100
      2000............................................................    87,300
      2001............................................................    27,900
      2002............................................................    22,000
      2003............................................................     4,100
      2004-2008.......................................................    59,800
      2009-2018.......................................................    12,900
                                                                        --------
                                                                        $258,100
                                                                        ========

   The Company's ability to use these NOL's to offset future taxable income would be limited if an "ownership change" were to occur for federal income tax purposes. As described in Note 10, the merger of RRC into RII was intended to decrease the likelihood of such an ownership change occurring.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Significant components of the Company's deferred tax position at December 31, 1998 and 1997 are as follows:

                                                              1998      1997
                                                            --------  --------
      Deferred tax liabilities:
        Excess tax depreciation and bases differences of
         assets...........................................  $ (1,645) $ (1,359)
        Other.............................................      (210)      (31)
                                                            --------  --------
          Total deferred tax liabilities..................    (1,855)   (1,390)
                                                            --------  --------
      Deferred tax assets:
        NOL and ITC carryforwards.........................    89,121    74,806
        Bases differences of assets and liabilities.......     2,487     2,584
        Provision for Bargo judgment......................     2,865        --
        Other.............................................     1,684     1,378
                                                            --------  --------
          Total deferred tax assets.......................    96,157    78,768
                                                            --------  --------
      Net deferred tax assets.............................    94,302    77,378
      Valuation allowance.................................   (94,302)  (77,378)
                                                            --------  --------
                                                            $    --0  $    --0
                                                            ========  ========

   The Company has continued to incur tax losses since emerging from bankruptcy in 1988, and there can be no assurance that the Company will be able to utilize the net operating and capital loss carryforwards in excess of that required to offset temporary differences which will result in future taxable income. Therefore, the Company has provided a valuation allowance for the net deferred tax asset. This valuation allowance increased $16,924 in 1998 (primarily due to adjustments of the NOL carryforwards in connection with the IRS settlement), decreased $449 in 1997 and increased $1,388 in 1996.

13. RELATED PARTY TRANSACTIONS

 Chatwins and Affiliates

   Chatwins owns 1,450,000 shares, or approximately 38%, of the Company's common stock, and a warrant to purchase 75,000 shares of the Company's common stock (the "Chatwins Warrant").

   Charles E. Bradley, Sr., President, Chief Executive Officer and a director of the Company, is the Chairman and a director of Chatwins and the beneficial owner of approximately 57% of the outstanding common stock of Chatwins. John G. Poole, a director of the Company, is a director and shareholder of Chatwins and Thomas L. Cassidy, a director of the Company, was a director of Chatwins until June 1997.

   In 1995, Mr. Bradley made loans totaling $1,350 to the Company, which the Company then used as part of a $1,550 loan it advanced to Oneida evidenced by a 10% promissory note of Oneida payable November 2, 1997. Oneida used these funds to repay a portion of debt owed by Oneida to Chatwins. The Company issued two notes to Mr. Bradley for the $1,350 he advanced, each bearing interest at a rate of 10% per annum and each due and payable on September 14, 1997. This debt was repaid in May 1996 from the proceeds of the sale of the Company's oil and gas assets.

   On February 2, 1996, the Rostone Acquisition was consummated pursuant to a Merger Agreement (the "Rostone/Oneida Agreement") and Oneida, as the surviving corporation, changed its name to ORC. The

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

purchase price payable by ORC under the Rostone/Oneida Agreement to the stockholders of Rostone was an amount up to $4,001 as follows: (i) $1 in 1996,
(ii) up to $2,000 in 1997 if Rostone achieved specified levels of earnings before interest and taxes (as provided in the Rostone/Oneida Agreement) for the calender year 1996 and (iii) up to $2,000 in 1998 if Rostone achieved specified levels of earnings before interest and taxes for the calendar year 1997. Based on Rostone's earnings for 1996 and 1997, the Company did not pay any additional purchase price. The financial terms of the transaction were determined based on Rostone's financial position and results of operations for the fiscal year ended December 31, 1994 and for the eleven months ended November 30, 1995. The terms of the Rostone Acquisition were approved by the unanimous vote of the directors of the Company, including all disinterested directors. In the Rostone Acquisition, ORC acquired 100% of the preferred and common stock of Rostone from CGI Investment Corp. ("CGII") a company owned 51% by Stanwich Partners, Inc. ("SPI") and 49% by Chatwins. Mr. Bradley, Mr. Poole and Richard L. Evans, Executive Vice President, Chief Financial Officer and Secretary of the Company, are officers, directors and/or shareholders of SPI. Prior to the Rostone Acquisition certain officers of Oneida were also serving as officers of Rostone and CGII.

   ORC is indebted to CGII pursuant to a $250,000 promissory note dated May 21, 1993. The note had an outstanding balance of $477 (principal and accrued interest) on December 31, 1998, and is subordinated to the prior payment of indebtedness owing by ORC to CITBC except that if certain conditions are met, regularly scheduled monthly interest payments may be paid when due. ORC is also permitted to recover certain environmental remediation costs relating to soil and ground water contamination at Rostone's Lafayette, Indiana site by offset against this note.

   To facilitate the closing of the Congress Credit Facility, Mr. Bradley entered into several financial arrangements with Congress. To induce Congress to consummate the Loan Facility, Mr. Bradley guaranteed the obligations of ORC under the Congress Credit Facility subject to a cap of $4 million, which cap declines over time to $2 million. Mr. Bradley received a credit support fee from ORC and in an aggregate amount equal to 1% per annum of the amount guaranteed, payable monthly. As a further inducement to Congress, Mr. Bradley entered into an environmental indemnity agreement pursuant to which Mr. Bradley agreed to indemnify Congress against liabilities that may arise from environmental problems that may be associated with ORC's existing properties and to reimburse Congress for certain investigatory and cleanup costs that Congress may incur should Congress request that those activities be performed by ORC and should ORC fail to perform. All of Mr. Bradley's obligations to Congress were released upon termination of the Congress Credit Facility in October 1998.

   To facilitate the closing of the CITBC Credit Facility, Mr. Bradley guaranteed the obligations of ORC and RII under the CITBC Credit Facility. Mr. Bradley will receive a credit support fee from the Company in an aggregate amount equal to 3% per annum of the amount guaranteed, payable monthly. Mr. Bradley's rights to payment of the monthly installments of the credit support fee are subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, the monthly installments may be paid when due.

   To induce an existing creditor of Rostone to permit the Rostone Acquisition and Congress Credit Facility to be consummated, Mr. Bradley agreed to purchase from this creditor 50% of the $2,034 owing to him by Rostone on February 2, 1996. This indebtedness was restated to provide for quarterly amortization over a two year period with interest at 10% per annum (increasing to 11% in certain circumstances) payable quarterly subject, however, to a subordination agreement with Congress. As a result of this transaction, Mr. Bradley and the creditor each hold a note from ORC in the amount of $1,017 bearing interest at 11% per annum which is

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

now subordinated to the prior payment of indebtedness owing by ORC to CITBC, except that if certain conditions are met, regularly scheduled payments of interest may be paid when due.

   On November 18, 1996, ORC completed the DPL Acquisition by acquiring 68% of the outstanding stock of DPL, pursuant to a Stock Purchase Agreement with a creditor of Texon Energy Corporation ("TEC") and its subsidiaries. The DPL stock had been pledged by such subsidiaries as collateral for debt obligations, and had been acquired by the creditor through foreclosure. Mr. Bradley is President and a director of TEC and beneficial owner of approximately 14% of TEC's outstanding stock.

   Prior to the DPL acquisition, DPL was indebted to Stanwich Oil and Gas, Inc. ("SOG") pursuant to a $250 loan agreement dated June 14, 1995. Mr. Bradley and Mr. Poole are officers, directors and the principal shareholders of SOG. On December 16, 1996, the Company purchased the indebtedness from SOG for $249, representing the outstanding balance of principal and interest at that date.

   In connection with the QMP Acquisition on November 18, 1996, Congress extended to ORC a $1,000 temporary overformula line as part of the amendment of the Loan Facility to increase the maximum amount to $20,000. Mr. Bradley guaranteed the amounts, if any, borrowed under this overformula line, for a credit support fee from ORC of $1 per month. The overformula line expired February 14, 1997, and the fee terminated as of that date.

   Beginning in 1997, ORC has entered into leases for machinery and equipment with CPS Leasing, a subsidiary of Consumer Portfolio Services, Inc. ("CPS"). Mr. Bradley and Mr. Poole are directors and shareholders of CPS. The leases are for terms of five to seven years. The Company believes that the terms of these leases are comparable to those available from third parties.

   Effective April 1, 1996, the Company subleases from SPI approximately 1,500 square feet of office space in Stamford, Connecticut for its corporate offices. The Company believes that the terms of this sublease are comparable to those available from third parties.

   In May, 1997, the Company loaned $1,500 to SST Acquisition Corp., a company in which Mr. Bradley and Mr. Poole are shareholders. The loan was repaid after three days with interest at 9% plus a $15 transaction fee.

   Beginning in February 1998, the Company entered into an arrangement for flying services with Butler Air, Inc. ("Butler"). Mr. Bradley is a director of Butler and the owner of 65% of Stanwich Aviation Company, Inc., of which Butler is a wholly owned subsidiary. Butler provides charter flight services for certain business travel by Company officers and employees at rates which the Company believes are comparable to those available from third parites. The Company pays a monthly minimum of $5, which is credited against services as used.

   Beginning in August 1998, the Company has borrowed funds for corporate working capital from SFSC. Mr. Bradley, Mr. Poole and Mr. Evans are officers, directors and/or shareholders of SFSC. The debt bears interest at 15% and was originally scheduled to mature September 30, 1998. SFSC has agreed to extend the maturity to December 31, 1999 while the Company seeks an alternative source of funds.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

Under the arrangements described above, the consolidated financial statements include the following amounts and balances:

                                                                    Year Ended
                                                                   December 31,
                                                                  --------------
                                                                  1998 1997 1996
                                                                  ---- ---- ----
      Rent Expense:
        CPS Leasing.............................................  $167 $64   --
        SPI.....................................................    32  32   23
        Chatwins and Mr. Bradley................................    --  --   42
      Travel Expense:
        Butler..................................................    73  --   --
      Interest Expense:
        Mr. Bradley.............................................   112 112  178
        CGII....................................................    38  38   37
        SFSC....................................................    25  --   --
        Chatwins................................................    --  --  199
        SOG.....................................................    --  --    2
        Guarantee fees: Mr. Bradley.............................   190  41   55

                                                                      As of
                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
      Current liabilities:
        SFSC: short-term debt ..................................  $1,015 $   --
        CGII: interest..........................................     109     72
        SFSC: interest..........................................      25     --
        Butler: travel..........................................      18     --
        Mr. Bradley: fees.......................................      --     28
      Long term debt-related parties:
        Mr. Bradley.............................................   1,017  1,017
        CGII....................................................     368    368
        CPS Leasing.............................................      --    157
      Other liabilities: fees payable to Mr. Bradley............     123    123

                                                                        As of
                                                                      December
                                                                         31,
                                                                      ---------
                                                                      1998 1997
                                                                      ---- ----
      Future minimum rental commitments under noncancellable
       operating leases: CPS Leasing ................................ $937 $706

   ORC manufactures component parts for King-Way. Mr. Bradley and Mr. Evans are officers and directors of King-Way and own 42.5% and 15%, respectively, of King-Way's common stock. Sales to King-Way in 1998 were $299, and were at margins equivalent to those earned on sales to third party customers at comparable volumes.

   The Company obtains its property, casualty and general liability insurance coverage, as well as health care coverage for corporate and Juliana employees, through a joint arrangement with Chatwins. The Company and Chatwins share the costs in proportion to coverages.

                           REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The Company and Chatwins are considering the possible merger of Chatwins with and into the Company in a tax-free exchange of stock. Such a merger will be subject to, among other conditions, approvals by the Boards of Directors and the Stockholders of the Company and Chatwins and compliance by Chatwins with the covenants in its financing agreements. The Company has also had discussions regarding possible acquisitions of King-Way and of NAPTech at the same time as the Chatwins merger. NAPTech is owned by Mr. Bradley. If King-Way and NAPTech were acquired, they would be combined with divisions of Chatwins operating in similar businesses. The Company has engaged legal and financial advisors in connection with these transactions and has held financing discussions with prospective lenders. If such transactions are agreed to, and requisite approvals are obtained and other conditions are satisfied, the consummation of the transactions could occur as early as the second quarter of this year. There can be no assurances that these transactions will be agreed to, approved or consummated.

 Boreta

   In 1992, the former Board of Directors approved a $300 five year, unsecured loan to John Boreta, the former President of the Company due on April 10, 1997. The loan bears interest at the London Interbank Offering Rate and accrued interest was payable annually through maturity. In March 1997, the Company agreed to accept payment of this note in installments, initially $5 per month and increasing to $20 per month, with final payment due April 1, 2000. The note will remain subject to immediate acceleration in the event any payment is not made as agreed. During 1998 and 1997, payments totaling $89 and $61, respectively, were received.

14. SEGMENT INFORMATION

   The Company operates in two business segments, which are identified based on products and services.

   The Company, through its wholly owned subsidiary ORC, manufactures high volume, precision plastic products and provides engineered plastics services. ORC's Oneida division, and its DPL subsidiary, design and produce injection molded parts and provide secondary services such as hot stamping, welding, printing, painting and assembly of such products. In addition, Oneida designs and builds custom molds at its tool shops in order to produce component parts for specific customers. ORC's Rostone division compounds and molds thermoset polyester resins.

   The Company, through its subsidiary Juliana, is engaged in wine grape vineyard development and the growing and harvesting of wine grapes for the premium table wine market.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   The following tables present information about the results of operations and financial position of the Company's business segments:

                                                   Year Ended December 31,
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
Revenues
  Plastic products and services................... $ 95,064  $93,378  $60,305
  Agriculture.....................................    2,254       --       --
                                                   --------  -------  -------
                                                   $ 97,318  $93,378  $60,305
                                                   ========  =======  =======
  United States................................... $ 70,196  $77,031  $59,117
  International (principally Ireland).............   27,122   16,347    1,188
                                                   --------  -------  -------
                                                   $ 97,318  $93,378  $60,305
                                                   ========  =======  =======
Income before interest, taxes, depreciation and
 amoritzation (EBITDA)
  Plastic products and services................... $  9,034  $ 7,926  $ 5,902
  Agriculture.....................................      118     (219)  (1,535)
  Corporate and other.............................  (12,706)  (1,567)  (1,713)
                                                   --------  -------  -------
                                                   $ (3,554) $ 6,140  $ 2,654
                                                   ========  =======  =======
Depreciation and amortization
  Plastic products and services................... $  3,775  $ 3,457  $ 1,758
  Agriculture.....................................      547      306      308
  Corporate and other.............................        4        5        4
                                                   --------  -------  -------
                                                   $  4,326  $ 3,768  $ 2,070
                                                   ========  =======  =======
Income before interest and taxes (EBIT)
  Plastic products and services................... $  5,259  $ 4,469  $ 4,144
  Agriculture.....................................     (429)    (525)  (1,843)
  Corporate and other.............................  (12,710)  (1,572)  (1,717)
                                                   --------  -------  -------
                                                     (7,880)   2,372      584
Interest expense..................................   (3,221)  (3,267)  (2,402)
                                                   --------  -------  -------
Income from continuing operations before income
 taxes............................................ $(11,101) $  (895) $(1,818)
                                                   ========  =======  =======
Capital Expenditures
  Plastic products and services................... $  3,113  $ 3,868  $   985
  Agriculture.....................................       --       --       --
  Corporate and other.............................       --       --       --
                                                   --------  -------  -------
                                                   $  3,113  $ 3,868  $   985
                                                   ========  =======  =======

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

                                                                As of December
                                                                     31,
                                                               ----------------
                                                                 1998    1997
                                                               -------- -------
      Total Assets
        Plastic products and services........................  $ 54,638 $55,269
        Agriculture..........................................    19,058  14,027
        Corporate and other..................................     1,178   2,764
                                                               -------- -------
                                                               $ 74,874 $72,060
                                                               ======== =======
      Property Plant and Equipment--Net
        United States........................................  $ 34,036 $29,194
        International (principally Ireland)..................     7,317   6,099
                                                               -------- -------
                                                               $ 41,353 $35,293
                                                               ======== =======

   ORC had sales to a single customer which represented approximately 11% of ORC's sales during 1998 and which represented approximately 11% of ORC's accounts receivable at December 31, 1998. Accounts receivable at December 31, 1998 include no significant geographic concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

15. COMMITMENTS AND CONTINGENCIES

 Legal Proceedings

   On April 24, 1998, a jury in the state district court in Harris County, Texas returned jury verdict findings that Bargo Energy Company ("Bargo") had a right to terminate a November 1995 stock purchase agreement with the Company and that the Company fraudulently induced Bargo into entering into the agreement. The November 1995 stock purchase agreement concerned the sale of the Company's subsidiary, REC, which operated the Company's discontinued oil and gas business. The jury recommended that an award of $5,000 in punitive damages be assessed against the Company. In July 1998, the court entered judgment affirming the $5,000 jury verdict and awarding approximately $3,000 in attorneys' fees and costs. The Company maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. The Company also maintains that no evidence sufficient to support a jury finding of fraud or the related punitive damages finding was presented at trial. The Company has filed a bond which suspends execution on the judgment while the Company appeals. A formal notice of appeal has been filed and the Company intends to file its appeal in April 1999. Although management believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, the Company has recorded an accrual for the amount of the judgment with a charge to continuing operations in 1998. Interest on the judgment at 10% has been accrued and will continue to accrue until the litigation is resolved.

   The Company and its subsidiaries are the defendants in a number of lawsuits and administrative proceedings, which have arisen in the ordinary course of business of the Company and its subsidiaries. The Company believes that any material liability which can result from any of such lawsuits or proceedings has been properly reserved for in the Company's consolidated financial statements or is covered by indemnification in favor of the Company or its subsidiaries, and therefore the outcome of these lawsuits or proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Environmental Compliance

   Various U.S. federal, state and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste, oil field waste and other waste materials, the use of storage tanks, the use of insecticides and fungicides and the use of underground injection wells directly or indirectly affect the Company's operations. In addition, environmental laws and regulations typically impose "strict liability" upon the Company for certain environmental damages. Accordingly, in some situations, the Company could be liable for clean up costs even if the situation resulted from previous conduct of the Company that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with the Company or events outside the control of the Company. Such clean up costs or costs associated with changes in environmental laws and regulations could be substantial and could have a materially adverse effect on the Company's consolidated financial position, results of operations or cash flows.

   The Company's plastic products and service business routinely uses chemicals and solvents, some of which are classified as hazardous substances. The Company's vineyard operations routinely use fungicides and insecticides, the handling, storage and use of which is regulated under the Federal Insecticide, Fungicide and Rodenticide Act, as well as California laws and regulations. The Company's former oil and gas business and related activities routinely involved the handling of significant amounts of waste materials, some of which are classified as hazardous substances.

   Except as described in the following paragraphs, the Company believes it is currently in material compliance with existing environmental protection laws and regulations and is not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state or local environmental protection laws and regulations. In addition to management personnel who are responsible for monitoring environmental compliance and arranging for remedial actions that may be required, the Company has also employed outside consultants from time to time to advise and assist the Company's environmental compliance efforts. Except as described in the following paragraphs, the Company has not recorded any accruals for environmental costs.

   In February 1996, Rostone was informed by a contracted environmental services consulting firm that soil and ground water contamination exists at its Lafayette, Indiana site. The Company has expended $175 and has accrued an additional $220 based on current estimates of remediation costs. Certain of these costs are recoverable from CGII. (See Notes 8 and 13).

   In connection with the sale of REC, the Company retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. The Company is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. The Company has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by the Company. During 1998 the Company increased this accrual by a charge of $1,200 to discontinued operations, based on revised estimates of the remaining remediation costs. At December 31, 1998, the balance accrued for these remediation costs was $1,503. Owners of a portion of the property have objected to the Company's proposed cleanup methodology and have filed suit to require additional procedures. The Company is contesting this litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

 Other Contingencies

   In early 1996, the State of California Franchise Tax Board initiated an audit of the Company's franchise tax returns for the years 1991, 1992 and 1993. In October 1996, the Company received a formal notice of assessment from the taxing authority in the aggregate amount of $716 plus interest. Of this amount, $645 results from the auditor's conclusion that income from gain on sales of certain Canadian oil and gas assets in 1991 should be reclassified from nonbusiness to business income. The Company believes its classification of such income was correct, and appealed the assessment of tax. In 1996, the Company recorded a provision of $85 for certain other adjustments proposed. The appeal was denied, and the Company requested that the case be considered for settlement. If the Company's positions prevail on this issue, management believes that the amounts due would not exceed amounts previously paid or provided for. However, in connection with the settlement discussions, the Company accrued an additional $510 in 1998, with a corresponding charge to Discontinued Operations. The total accrual of $595 represents management's estimate of the minimum of the range of possible settlement outcomes.

 Operating Leases

   At December 31, 1998, the Company's minimum rental commitments under noncancellable operating leases for buildings and equipment are as follows:

      1999..............................................................  $  893
      2000..............................................................     872
      2001..............................................................     783
      2002..............................................................     683
      2003..............................................................     453
      Thereafter........................................................     413
                                                                          ------
        Total...........................................................  $4,097
                                                                          ======

   Total rental expenses were $684, $702 and $305 in 1998, 1997 and 1996, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts approximate fair value because of the short maturities of these instruments.

   Long term notes receivable. These notes, totaling approximately $377 were issued by individuals in private transactions with the Company. One note, for $198, bears interest at a variable rate and is payable in monthly installments through March 2000. The other notes, totaling $179, bear interest at 11% and mature in January 2000. It is not practicable to estimate the fair value of these instruments because no ready market exists for these instruments.

   Long term debt. Approximately 54% of the Company's long term debt has variable rates of interest and 37% bears interest at fixed rates approximating current market rates. Accordingly, management estimates that the carrying amounts approximate the fair value, approximately $26,339 at December 31, 1998 and $22,680 at December 31, 1997.

                            REUNION INDUSTRIES, INC.

                               DECEMBER 31, 1998

   Approximately 9% ($2,461) of the long term debt is related party debt for which comparable instruments do not exist. Accordingly, it is not practicable to estimate the fair value of this debt. Of this amount, $1,385 bears interest at 10%, matures February 1999, is subject to subordination to the Company's CITBC Credit Facility, and is subject to prepayment under certain circumstances; $1,015 bears interest at 15% and matures December 1999 (see Note
8).

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   Results of operations by quarter for the years ended December 31, 1998 and 1997 are set forth in the following tables:

                                                   1998 Quarter Ended
                                            -----------------------------------
                                            March 31 June 30   Sept 30  Dec 31
                                            -------- --------  -------  -------
Operating Revenue.........................  $26,368  $ 24,704  $22,957  $23,289
Less Operating Costs and Expenses.........   25,308    24,361   23,588   22,566
                                            -------  --------  -------  -------
  Operating Income (Loss).................    1,060       343     (631)     723
                                            -------  --------  -------  -------
Income (Loss) from continuing operations..      274    (9,330)    (962)    (422)
Loss from discontinued operations.........       --    (1,200)      --     (510)
Extraordinary Item........................       --        --       --     (233)
                                            -------  --------  -------  -------
Net Income (Loss).........................  $   274  $(10,530) $  (962) $(1,165)
                                            =======  ========  =======  =======
Net Income (Loss) Per Share--Basic and
 Diluted..................................  $  0.07  $  (2.72) $ (0.25) $ (0.30)
                                            =======  ========  =======  =======
  Significant items included in continuing
   operations which might affect
   comparability are as follows:
  Provision for Bargo judgment............       --    (8,825)      --     (414)
  Provision for merger and refinancing
   costs..................................       --        --   (1,362)      --

                                                    1997 Quarter Ended
                                             ---------------------------------
                                             March 31 June 30  Sept 30 Dec 31
                                             -------- -------  ------- -------
Operating Revenue........................... $24,672  $23,471  $21,734 $23,501
Less Operating Costs and Expenses...........  23,700   23,152   20,821  23,192
                                             -------  -------  ------- -------
  Operating Income..........................     972      319      913     309
                                             -------  -------  ------- -------
Income (Loss) from continuing operations....     295     (418)     147  (1,005)
Income from discontinued operations.........      --       --       --     710
                                             -------  -------  ------- -------
Net Income (Loss)........................... $   295  $  (418) $   147   ( 295)
                                             =======  =======  ======= =======
Net Income (Loss) Per Share--Basic and
 Diluted ................................... $  0.07  $ (0.11) $  0.04 $ (0.07)
                                             =======  =======  ======= =======
  Significant items included in continuing
   operations which might affect
   comparability are as follows:
Writedown of excess equipment...............      --       --       --    (958)
Writedown of joint venture development
costs.......................................      --       --       --    (855)

                            REUNION INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                                  (Unaudited)

                                 (In Thousands)

                                                                      June 30,
                                                                        1999
                                                                      --------
ASSETS
------
Current Assets
  Cash and Cash Equivalents.......................................... $    865
  Accounts Receivable, Less Allowance for Doubtful Accounts of $163..    9,766
  Inventories........................................................    7,306
  Customer Tooling-in-Process........................................      319
  Deferred crop costs................................................      819
  Other Current Assets...............................................    1,028
                                                                      --------
    Total Current Assets.............................................   20,103
                                                                      --------
Property, Plant and Equipment--Net...................................   39,849
                                                                      --------
Other Assets
  Goodwill...........................................................    8,011
  Other..............................................................    1,473
                                                                      --------
    Total Other Assets...............................................    9,484
                                                                      --------
    Total Assets..................................................... $ 69,436
                                                                      ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------
Current Liabilities
  Current Portion of Long-Term Debt.................................. $ 11,051
  Short Term Debt--Related Parties...................................      278
  Accounts Payable...................................................    7,724
  Advances From Customers............................................      754
  Accrued Bargo Judgment.............................................    5,000
  Accrued environmental costs........................................    1,634
  Other Current Liabilities..........................................    4,831
                                                                      --------
    Total Current Liabilities........................................   31,272
Long-Term Debt.......................................................   15,764
Long-Term Debt-Related Parties.......................................    1,385
Other Liabilities....................................................    3,356
                                                                      --------
    Total Liabilities................................................   51,777
                                                                      --------
Commitments and Contingencies--Note 5
Redeemable preferred stock of consolidated subsidiary................      533
Minority Interests...................................................    2,022
Stockholders' Equity
  Common Stock ($.01 par value; 20,000 authorized; 3,940 issued and
   outstanding)......................................................       39
  Additional Paid-in Capital.........................................   29,403
  Accumulated Deficit (Since January 1, 1989)........................  (13,506)
  Foreign Currency Translation Adjustments...........................     (832)
                                                                      --------
    Total Stockholders' Equity.......................................   15,104
                                                                      --------
    Total Liabilities, Redeemable Preferred Stock and Stockholders'
     Equity.......................................................... $ 69,436
                                                                      ========

     See Accompanying Notes to Unaudited Consolidated Financial Statements

                            REUNION INDUSTRIES, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                  (Unaudited)

                     (In Thousands, Except Per Share Data)

                                                             Six Months Ended
                                                                 June 30,
                                                             -----------------
                                                              1999      1998
                                                             -------  --------
Net Sales
  Plastics.................................................. $37,504  $ 51,072
  Agriculture...............................................     823        --
                                                             -------  --------
                                                              38,327    51,072
Cost of Sales
  Plastics..................................................  32,251    43,635
  Agriculture...............................................     852        --
                                                             -------  --------
                                                              33,103    43,635
Gross Profit................................................   5,224     7,437
Selling, General and Administrative Expenses................   6,345     6,034
                                                             -------  --------
Operating Income (Loss).....................................  (1,121)    1,403
Other Income and (Expense)
  Interest Expense..........................................  (1,318)   (1,494)
  Provision for Bargo Judgment and Related Costs............  (1,646)   (8,825)
  Bargo Settlement Gain.....................................   3,617        --
  Other, Including Interest Income..........................     302       (65)
                                                             -------  --------
                                                                 955   (10,384)
                                                             -------  --------
Income (Loss) Before Taxes..................................    (166)   (8,981)
  Income Tax Expense........................................      (9)      (75)
                                                             -------  --------
Income (Loss) from Continuing Operations....................    (175)   (9,056)
Loss from Discontinued Operations...........................    (370)   (1,200)
                                                             -------  --------
Net Loss....................................................    (545)  (10,256)
Foreign Currency Translation Adjustment.....................    (661)      (89)
                                                             -------  --------
Comprehensive Loss.......................................... $(1,206) $(10,345)
                                                             =======  ========
Income (Loss) per Share--Basic and Diluted
  Income (Loss) from Continuing Operations.................. $ (0.04) $  (2.35)
  Loss from Discontinued Operations.........................   (0.10)    (0.31)
                                                             -------  --------
  Net Loss.................................................. $ (0.14) $  (2.66)
                                                             =======  ========
Weighted Average Number of Common Shares Outstanding........
  Basic and Diluted.........................................   3,908     3,861
                                                             =======  ========

     See Accompanying Notes to Unaudited Consolidated Financial Statements

                            REUNION INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                                 (In Thousands)

                                                             Six Months Ended
                                                                 June 30
                                                             -----------------
                                                              1999      1998
                                                             -------  --------
Cash Flows From Operating Activities:
  Net Loss.................................................. $  (545) $(10,256)
  Adjustments to Reconcile Net Loss to Net Cash Provided by
   Operating Activities:
    Depreciation............................................   1,736     1,795
    Goodwill amortization...................................     362       347
    Debt issuance costs amortization........................     791       171
    Provision for Bargo judgment and related costs..........     400     8,825
    Bargo settlement gain...................................  (3,617)       --
    Provision for environmental liability...................      --     1,200
                                                             -------  --------
                                                                (873)    2,082
  Changes in Assets and Liabilities:
    (Increase) Decrease in Accounts Receivable..............   2,624      (707)
    Increase in Inventory...................................    (202)     (744)
    Increase (Decrease) in Accounts Payable.................    (960)    1,479
    Other--net..............................................     167      (276)
                                                             -------  --------
Net Cash Provided By Operating Activities...................     756     1,834
                                                             -------  --------
Cash Flows From Investing Activities:
  Capital Expenditures......................................  (1,503)   (2,274)
  Other.....................................................       6        --
                                                             -------  --------
Net Cash Used In Investing Activities.......................  (1,497)   (2,274)
                                                             -------  --------
Cash Flows From Financing Activities:
  Proceeds from Issuance of Debt Obligations................   7,765        --
  Debt Issuance Costs.......................................    (310)       --
  Payments of Debt Obligations..............................  (7,149)   (1,512)
  Increase (Decrease) in Short Term Borrowings..............    (936)       91
  Proceeds from exercise of stock options...................      69        90
                                                             -------  --------
Net Cash Used in Financing Activities.......................    (561)   (1,331)
                                                             -------  --------
Effect of Exchange Rate on Cash.............................     158        --
                                                             -------  --------
Increase (Decrease) in Cash and Cash Equivalents............  (1,144)   (1,771)
Cash and Cash Equivalents at Beginning of Period............   2,009     2,085
                                                             -------  --------
Cash and Cash Equivalents at End of Period.................. $   865  $    314
                                                             =======  ========

     See Accompanying Notes to Unaudited Consolidated Financial Statements

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     (In Thousands, Except Per Share Data)

NOTE 1. CONSOLIDATED FINANCIAL STATEMENTS

Going Concern Considerations

   The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred losses in each of the last five years, and incurred a loss of $35 in the six months ended June 30, 1999. Corporate expenses, including salaries and benefits, professional fees and other public company costs, are expected to approximate $1,500 annually. Agreement was reached in June 1999 to settle the litigation with Bargo Energy Company ("Bargo"), and a payment of $5,000 was made July 15, 1999. A settlement payment of approximately $975 for the California tax audit was made September 2, 1999. In addition, a significant portion of the $1,439 accrued for environmental remediation of the Louisiana properties (see Note 4) is expected to be expended during the next twelve months.

   The Company's subsidiary, Oneida Rostone Corp. ("ORC") closed a new credit facility with The CIT Group/Business Credit, Inc. ("CITBC") in October 1998. This new credit facility limits payments to Reunion by ORC and Juliana. The new credit facility also provided a letter of credit guarantee to provide credit support for a supersedeas bond in the Bargo litigation. Since October 1998, substantially all the amounts otherwise permitted to be paid by ORC to Reunion have been used to fund letter of credit and guarantee fees relating to the supersedeas bond. The $5,000 settlement payment to Bargo was funded by a temporary overadvance on the revolver portion of the CITBC credit facility and the letter of credit was released. In August 1999, the credit facility was amended to increase term loan A to $8,250 and provide for a $3,000 term loan B. This amended facility replaces the temporary overadvance and provides additional working capital for Oneida Rostone.

   At June 30, 1999, ORC was not in compliance with a financial covenant to maintain EBITDA (as defined in the financing agreements with CITBC) of not less than specified amounts each fiscal quarter. CITBC has agreed to waive compliance with this covenant for the quarter ended June 30, 1999. In connection with the amended credit facility described above, the financial covenants in the loan agreement were also amended to levels that management believes are reasonably attainable in future quarters.

   Without additional financing, management believes that the Company will not have sufficient resources to meet its corporate expenses and legal and environmental costs as they become due over the next twelve months. During 1998 and January 1999, the Company borrowed a total of $1,040 from Stanwich Financial Service Corp. ("SFSC"), a related party. These borrowings bear interest at 15% and were originally due to mature September 30, 1998. The Company repaid $800 of this borrowing, including interest, in February 1999 and $303, including interest, in August 1999. There can be no assurances that additional financing will be arranged, or that SFSC will lend additional funds. If the Company is unable to arrange additional financing, it may be necessary to sell one or more of the Company's businesses.

   As described in Note 3, the Company has announced that it has entered into an amended and restated merger agreement with Chatwins Group, Inc. and has held financing discussions with prospective lenders. If such transactions are completed, management believes that there will be sufficient resources for the Company's cash flow requirements. There can be no assurances that any of these transactions will be consummated.

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

Principles of Consolidation

   The consolidated financial statements include the accounts of Reunion Industries, Inc. ("RII") and its majority owned subsidiaries. As used herein, the term "Company" refers to RII, its predecessors and its subsidiaries, unless the context indicates otherwise. All intercompany transactions and accounts are eliminated in consolidation.

Financial Statements at June 30, 1999

   The Consolidated Balance Sheet at June 30, 1999 and the Consolidated Statements of Operations and Cash Flows for the six months ended June 30, 1999 and 1998 included herein are unaudited; however, in the opinion of management of the Company, they reflect all adjustments necessary to present fairly the results for the interim periods. Such results are not necessarily indicative of results to be expected for the year.

Earnings Per Share

   Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. Potential common shares include shares issuable upon exercise of the Company's stock options and warrants. Potential common shares were not included in the weighted average number of shares for 1999 because their effect would have been anti-dilutive.

Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) has issued the following accounting pronouncement which the company will be required to adopt in future periods:

   FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. The Company does not presently have significant transactions involving derivative instruments, but may do so in the future. The Company is required to adopt Statement No. 133 for the first quarter 2001 and may adopt it earlier.

NOTE 2. INVENTORIES

   Inventories consisted of the following:

                                                                   June 30, 1999
                                                                   -------------
      Raw Materials...............................................    $4,188
      Work-in process.............................................       753
      Finished Goods..............................................     2,365
                                                                      ------
        Total.....................................................    $7,306
                                                                      ======

NOTE 3. PROPOSED MERGER WITH CHATWINS GROUP, INC.

   The Company and Chatwins Group, Inc., a Delaware corporation that owns approximately 37% of the issued and outstanding shares of common stock of the Company ("CGI"), have entered into an agreement for

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES a stock-for-stock merger of CGI with and into the Company. The merger is subject to approval by the Company's stockholders, the securing of adequate financing to refinance certain debt of the Company and CGI and to operate the combined company, and the condition that holders of no more than 5% of CGI stock exercise their appraisal rights under Delaware law.

   In connection with the merger, Reunion and CGI are jointly pursuing long-term financing options in an effort to consummate the merger within the next several months. There can be no assurances that the long-term financing can be completed or that the merger will be approved or consummated.

NOTE 4. LITIGATION AND TAX AUDIT SETTLEMENTS

 Bargo Energy Company Litigation

   In June 1999, the Company and Bargo Energy Company reached agreement on the terms of a settlement of their litigation concerning a November 1995 stock purchase agreement for the sale of the Company's subsidiary, Reunion Energy Company ("REC") to Bargo. In July 1998, the trial court had entered judgment affirming a jury finding awarding Bargo $5,000 in punitive damages and awarding approximately $3,000 in attorneys' fees and costs. The Company's appeal was pending.

   On July 15, 1999, the Company and Bargo signed the Settlement Agreement, the Company paid Bargo $5,000 and the parties released all claims against each other. In connection with the settlement payment, the parties have also filed joint motions with the appeals court and the trial court which provide that the trial court judgment is reversed, the jury findings are disregarded, the $500 escrow amount, deposited by Bargo in connection with the original transaction, is to be returned to Bargo with interest and Reunion is to pay all court costs (approximately $10). As described in Note 1, the settlement payment was funded by a temporary overadvance on ORC's revolving credit facility.

   Through June 1999, the Company had recorded provisions totaling $8,825 for the trial court judgment plus interest at 10% and $2,060 for credit support and guarantee fees related to the bond filed by the Company to suspend execution on the judgment while the Company appealed. As a result of the settlement, the Company recognized a gain in June 1999 of $3,617, the amount by which the recorded provisions exceeded the settlement amount plus remaining credit support costs.

 California Tax Audit

   In June 1999, the Company reached agreement with the California Franchise Tax Board to settle the assessment of additional taxes for 1991, 1992 and 1993. The settlement agreement is subject to final approval by the State of California, which management expects will be received. Under the settlement agreement, Reunion paid $975, including interest, on September 2, 1999. The Company had previously accrued $595 for this obligation based on settlement discussions. As a result of the settlement, the Company accrued an additional $370 in June 1999, with a corresponding charge to discontinued operations.

NOTE 5. CONTINGENCIES

 Environmental Compliance

   Various U.S. federal, state, and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste, oil field waste and other waste

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES materials, the use of storage tanks, the use of insecticides and fungicides and the use of underground injection wells directly or indirectly affect the Company's operations. In addition, the environmental laws and regulations typically impose "strict liability" upon the Company for certain environmental damages. Accordingly, in some situations, the Company could be liable for clean up costs even if the situation resulted from previous conduct of the Company that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with the Company or events outside the control of the Company. Such clean up costs or costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

   The Company's plastic products and service business routinely uses chemicals and solvents, some of which are classified as hazardous substances. The Company's oil and gas business and related activities routinely involved the handling of significant amounts of waste materials, some of which are classified as hazardous substances. The Company's vineyard operations routinely use fungicides and insecticides, the handling, storage and use of which is regulated under the Federal Insecticide, Fungicide and Rodenticide Act, as well as California laws and regulations.

   Except as described in the following paragraphs, the Company believes it is currently in material compliance with existing environmental protection laws and regulations and is not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state, or local environmental protection laws and regulations. In addition to management personnel who are responsible for monitoring environmental compliance and arranging for remedial actions that may be required, the Company has also employed outside consultants from time to time to advise and assist in the Company's environmental compliance efforts. Except as described in the following paragraphs, the Company has not recorded any accruals for environmental costs.

   In February 1996, the Rostone division of ORC was informed by a contracted environmental services consulting firm that soil and ground water contamination exists at its Lafayette, Indiana site. The Company has expended $200 to date and has accrued an additional $195 based on current estimates of remediation costs. Certain of these costs are recoverable from the seller of Rostone (a related party) by offset to obligations due the seller.

   In connection with the sale of REC, the Company retained certain oil and gas properties in Louisiana because of litigation concerning environmental matters. The Company is in the process of environmental remediation under a plan approved by the Louisiana Office of Conservation. The Company has recorded an accrual for its proportionate share of the remaining estimated costs to remediate the site based on plans and estimates developed by the environmental consultants hired by the Company. During 1998 the Company increased this accrual by a charge of $1,200 to discontinued operations, based on revised estimates of the remaining remediation costs. During the second quarter of 1999, the Company conducted remediation work on the property. The Company has paid $85 and is required to pay an additional $75 of the total cost of $300. A regulatory hearing has been scheduled for November 1999 to consider the adequacy of the remediation conducted to date. At June 30, 1999, the remaining balance accrued by the Company for remediation costs was $1,439. Owners of a portion of the property have objected to the Company's cleanup methodology and have filed suit to require additional procedures. The Company is contesting this litigation, and believes its proposed methodology is well within accepted industry practice for remediation efforts of a similar nature. No accrual has been made for costs of any alternative cleanup methodology which might be imposed as a result of the litigation.

   The Company and its subsidiaries are the defendants in a number of lawsuits and administrative proceedings, which have arisen in the ordinary course of business of the Company and its subsidiaries. The

                   REUNION INDUSTRIES, INC. AND SUBSIDIARIES

Company believes that any material liability which can result from any of such lawsuits or proceedings has been properly reserved for in the Company's consolidated financial statements or is covered by indemnification in favor of the Company or its subsidiaries, and therefore the outcome of these lawsuits or proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 6. SEGMENT INFORMATION

   The following table presents information about the results of operations of the Company's business segments:

                                                               Six Months
                                                             Ended June 30,
                                                             ----------------
                                                              1999     1998
                                                             -------  -------
Revenues
  Plastic products and services............................. $37,504  $51,072
  Agriculture...............................................     823       --
                                                             -------  -------
                                                             $38,327  $51,072
                                                             =======  =======
Income (Loss) before interest, taxes, depreciation and
 amortization (EBITDA)
  Plastic products and services............................. $ 2,494  $ 4,575
  Agriculture...............................................    (159)      15
  Corporate and other.......................................     915   (9,935)
                                                             -------  -------
                                                             $ 3,250  $(5,345)
                                                             =======  =======
Depreciation and amortization
  Plastic products and services............................. $ 2,030  $ 1,908
  Agriculture...............................................      65      232
  Corporate and other.......................................       3        2
                                                             -------  -------
                                                             $ 2,098  $ 2,142
                                                             =======  =======
Income (Loss) before interest and taxes (EBIT)
  Plastic products and services............................. $   464  $ 2,667
  Agriculture...............................................    (224)    (217)
  Corporate and other.......................................     912   (9,937)
                                                             -------  -------
                                                               1,152   (7,487)
Interest expense............................................  (1,318)  (1,494)
                                                             -------  -------
Income (Loss) from continuing operations before income
 taxes...................................................... $  (166) $(8,981)
                                                             =======  =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Chatwins Group, Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Chatwins Group, Inc. and its subsidiaries (Chatwins Group) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Chatwins Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Notes 1 and 20 to the accompanying consolidated financial statements, Chatwins Group has reported the Klemp division as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
March 26, 1999, except as to Note 20 which is as of May 28, 1999

                              CHATWINS GROUP, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                                             At December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS:
Cash and equivalents....................................... $    213  $    630
Receivables, net...........................................   29,696    26,039
Inventories (note 3).......................................   14,506    11,276
Other current assets.......................................    3,816     4,371
Net assets of discontinued operations (notes 1 and 20).....   23,560    21,592
                                                            --------  --------
    Total current assets...................................   71,791    63,908
Property, plant and equipment, net (note 4)................   18,590    19,168
Investments (note 5).......................................    6,707    11,413
Due from related parties (note 14).........................    1,403       600
Goodwill, net (note 1).....................................    3,575     3,778
Other assets, net (note 6).................................    6,430     4,463
                                                            --------  --------
  Total assets............................................. $108,496  $103,330
                                                            ========  ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
                          EQUITY:
Revolving credit facility (note 8)......................... $ 34,005  $ 26,061
Current maturities of debt (notes 2 and 9).................   25,010        48
Trade payables.............................................   14,151    11,162
Other current liabilities (note 7).........................    8,838    10,320
                                                            --------  --------
    Total current liabilities..............................   82,004    47,591
Long-term debt (notes 2 and 9).............................   25,057    50,043
Other liabilities..........................................    1,533     4,323
                                                            --------  --------
    Total liabilities......................................  108,594   101,957
                                                            --------  --------
Commitments and contingent liabilities (note 18)...........      --        --
Redeemable preferred stock (note 11).......................    8,482     8,026
Warrant value (note 9).....................................       14       210
Stockholders' equity (note 12):
  Common stock (400,000 shares authorized, 289,677 and
   242,887 shares outstanding).............................        3         3
  Capital in excess of par value...........................    1,860     1,664
  Treasury stock...........................................     (500)     (500)
  Notes receivable from stockholders.......................   (1,001)   (1,001)
  Accumulated deficit......................................   (8,956)   (7,029)
                                                            --------  --------
    Total stockholders' equity.............................   (8,594)   (6,863)
                                                            --------  --------
    Total liabilities, redeemable preferred stock and
     stockholders' equity.................................. $108,594  $103,330
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                              CHATWINS GROUP, INC.

           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                (In Thousands, Except Share and Per Share Data)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
Net sales........................................ $134,583  $136,419  $103,837
Cost of sales....................................  108,616   111,259    84,579
                                                  --------  --------  --------
  Gross profit...................................   25,967    25,160    19,258
Selling, general and administrative..............   13,776    13,439    12,621
Other (income) expense, net......................      596       658       275
                                                  --------  --------  --------
  Operating profit...............................   11,595    11,063     6,362
Interest expense, net............................    7,462     7,402     7,378
Equity loss from continuing operations of
 affiliate.......................................    4,056       373       915
                                                  --------  --------  --------
Income (loss) from continuing operations before
 income taxes....................................       77     3,288    (1,931)
Provision for (benefit from) income taxes........       29       833      (691)
                                                  --------  --------  --------
Income (loss) from continuing operations.........       48     2,455    (1,240)
Discontinued operations, net of tax:
  Equity income (loss) from discontinued
   operations of affiliate.......................     (429)      162        93
  Income (loss) from discontinued operations.....   (1,090)     (358)      708
                                                  --------  --------  --------
  Total from discontinued operations.............   (1,519)     (196)      801
                                                  --------  --------  --------
  Net and comprehensive income (loss)............ $ (1,471) $  2,259  $   (439)
                                                  ========  ========  ========
  Income (loss) applicable to common stock....... $ (1,927) $  1,803  $   (895)
                                                  ========  ========  ========
Earnings per common share--basic (note 13):
  Continuing operations.......................... $  (1.54) $   8.23  $  (6.98)
  Discontinued operations........................    (5.73)    (0.81)     3.30
                                                  --------  --------  --------
  Earnings (loss) per common share--basic........ $  (7.27) $   7.42  $  (3.68)
                                                  ========  ========  ========
  Average equivalent shares outstanding--basic...  265,088   242,887   242,887
                                                  ========  ========  ========
Earnings per common share--diluted (note 13):
  Continuing operations.......................... $  (1.54) $   6.82  $  (6.98)
  Discontinued operations........................    (5.73)    (0.66)     3.30
                                                  --------  --------  --------
  Earnings (loss) per common share--diluted...... $  (7.27) $   6.16  $  (3.68)
                                                  ========  ========  ========
  Average equivalent shares outstanding--
   diluted.......................................  265,088   292,887   242,887
                                                  ========  ========  ========

          See Accompanying Notes to Consolidated Financial Statements.

                              CHATWINS GROUP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (In Thousands)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1998       1997       1996
                                               ---------  ---------  ---------
Cash flow from operating activities:
Net income (loss)............................  $  (1,471) $   2,259  $    (439)
Adjustments to reconcile net income (loss) to
 net cash from operating activities:
 Depreciation................................      3,922      3,438      3,279
 Amortization................................      1,235        955        984
 Provision for losses on inventories.........        --         158        338
 Equity in net loss of affiliate.............      3,106         62        456
 Changes in assets and liabilities:
  Decrease (increase) in receivables.........     (4,094)    (7,841)     3,553
  Decrease (increase) in inventories.........     (3,782)       (97)       381
  Decrease (increase) in other current
   assets....................................        (47)      (343)       909
  Increase (decrease) in trade payables and
   other current liabilities.................      3,079      5,909     (3,612)
  Net change in other assets and
   liabilities...............................     (5,042)      (884)    (2,357)
                                               ---------  ---------  ---------
Cash provided by (used in) operating
 activities..................................     (3,094)     3,616      3,492
                                               ---------  ---------  ---------
Cash flow from investing activities:
Capital expenditures.........................     (5,095)    (5,044)    (4,704)
Investment in joint venture..................       (100)       --        (150)
Receipts from related parties................        --         --       3,664
                                               ---------  ---------  ---------
Cash used in investing activities............     (5,195)    (5,044)    (1,190)
                                               ---------  ---------  ---------
Cash flow from financing activities:
Repayments of debt...........................        (48)       (47)       (48)
Repayments to related parties................        --        (579)    (2,737)
Revolving credit facilities borrowings.......    191,281    180,115    159,449
Revolving credit facilities repayments.......   (183,337)  (177,683)  (158,967)
                                               ---------  ---------  ---------
Cash provided by (used in) financing
 activities..................................      7,896      1,806     (2,303)
                                               ---------  ---------  ---------
Net increase (decrease) in cash and
 equivalents.................................       (393)       378         (1)
Change in cash of discontinued operations....        (24)         6        162
Cash and equivalents, beginning of year......        630        246         85
                                               ---------  ---------  ---------
Cash and equivalents, end of year............  $     213  $     630  $     246
                                               =========  =========  =========
Supplemental cash flow information:
  Interest paid..............................  $   9,211  $   9,226  $   8,938
                                               =========  =========  =========
  Income taxes paid (refunded)...............  $    (139) $     205  $      53
                                               =========  =========  =========

          See accompanying notes to consolidated financial statements.

                              CHATWINS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discontinued Operations

   During the second quarter of 1999, Chatwins Group's management adopted a plan to exit the grating manufacturing business through the disposition of substantially all the business and assets of its Klemp division (Discontinued Klemp). Upon adoption of the plan, Chatwins Group classified and began accounting for Discontinued Klemp, including its international grating subsidiaries, as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB
30), which requires discontinued operations to be reported separately from continuing operations. These consolidated financial statements and accompanying notes have been restated to reflect Discontinued Klemp in accordance with APB
30. See note 20.

Nature of Business

   Chatwins Group, Inc., is composed of five divisions that design, manufacture and market metal products and an oil and gas division. Chatwins Group's principal products include large, seamless pressure vessels for highly pressurized gases; industrial hydraulic and pneumatic cylinders; high quality, roll-formed and structural storage racks; industrial cranes; large mill equipment; and cold-rolled steel leaf springs. Chatwins Group's metals manufacturing divisions accounted for substantially all of Chatwins Group's net sales in 1998 and 1997. See notes 19 and 20.

Principles of Consolidation

   The consolidated financial statements include the accounts of Chatwins Group and its majority- and wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

   Investments in other companies over which Chatwins Group does not have control, less than a 50% equity interest, and in which Chatwins Group has the ability to exercise significant influence over operating or financial policies are accounted for by the equity method. See note 5.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Cash and Equivalents

   Cash and equivalents consist of demand deposit accounts and other cash equivalents with maturities of 3 months or less.

Accounts Receivable

   Accounts receivable are net of $512,000 and $474,000 in allowance for doubtful accounts at December 31, 1998 and 1997, respectively. Chatwins Group has no concentration of credit risks and generally does not require collateral or other security from its customers.

                              CHATWINS GROUP, INC.

Inventories

   Inventories are stated at the lower of cost or market, with cost being determined on the "last-in, first-out" (LIFO) method of inventory valuation for approximately 81% and 78% of total inventories at December 31, 1998 and 1997, respectively, and on the "first-in, first-out" (FIFO) method for the remaining inventories. See note 3.

Other Current Assets

   Other current assets are primarily comprised of current deferred taxes, net assets, and prepaid expenses. See note 17.

Property, Plant and Equipment

   Properties for the manufacturing businesses are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial statement purposes. Estimated useful lives in years for depreciation are as follows: 25 to 40 for buildings and improvements; 7 to 12 for machinery and equipment; 5 to 8 for computer systems; 7 to 10 for furniture and fixtures. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to income. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

   Oil and gas properties are accounted for by the full-cost method whereby all exploration and development costs are capitalized. Depreciation and depletion are provided based on a unit-of-production method. Dispositions of properties are treated as reductions of the cost pool and no gain or loss is recognized subject to certain limitations.

Goodwill

   The excess of the purchase consideration over the fair value of the assets acquired is being amortized generally over 20 years using the straight-line method. Accumulated amortization of goodwill at December 31, 1998 and 1997, is $1,581,000 and $1,378,000, respectively.

Other Assets

   Other assets primarily include capitalized debt issuance costs on presently outstanding debt, which are being amortized ratably to interest expense over the term of the related debt agreements and the cash surrender value of life insurance policies. See note 6.

Revenue Recognition

   Sales are recorded primarily as products are shipped and services are rendered. The percentage-of-completion method of accounting is used at one division for orders with long cycle times. Under this method, income is recognized as work on contracts progresses. The percentage of work completed is determined principally by comparing the accumulated costs to date with management's current estimate of costs at contract completion. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. At the time when current estimates indicate a loss, Chatwins Group provides currently for the total amount of the estimated loss.

                              CHATWINS GROUP, INC.

   The following long-term contract amounts are included in accounts receivable at December 31, 1998 and 1997 (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Uncompleted contract costs over related billings......... $10,556  $ 6,820
     Uncompleted contract billings over related costs.........  (5,297)  (3,499)
                                                               -------  -------
                                                               $ 5,259  $ 3,321
                                                               =======  =======

Foreign Currency Translation

   At December 31, 1998 and 1997, Chatwins Group had two majority-owned, consolidated foreign subsidiaries; Klemp de Mexico S.A de C.V (Klemp de Mexico) and Shanghai Klemp Metal Products Co., Ltd. (Shanghai Klemp). These subsidiaries are classified as discontinued operations. See note 20. Prior to 1997, the financial statements of Klemp de Mexico were measured using the Mexican peso. Effective January 1, 1997, Mexico was deemed to be a highly inflationary economy and the functional currency for the financial statements of Klemp de Mexico changed from the Mexican peso to the U.S. dollar. Effective January 1, 1999, Mexico emerged from highly inflationary status. Therefore, the functional currency for Klemp de Mexico's financial statements returned to the peso. The devaluation of the peso during 1998 had a negative impact on the financial position and results of operations of Chatwins Group. See notes 10 and 12.

   Shanghai Klemp's financial statements are measured using the Chinese Renminbi. Therefore, its assets and liabilities are translated at the exchange rate in effect at the end of a period. Income statement amounts are translated at the average rate of exchange prevailing during each month in the reporting period. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in net assets of discontinued operations. Transaction gains and losses resulting from foreign currency transactions, if any, are included in results of discontinued operations currently. See notes 10 and 12.

Earnings Per Share

   Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. The Warrants (see notes 9 and 13) are dilutive common shares under the treasury stock method, which assumes they are exercised at the beginning of the period.

Fair Market Value Disclosure

   Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain items, including debt and investments. Chatwins Group believes that the amounts disclosed for such amounts in the consolidated balance sheet do not differ significantly from fair value as defined in SFAS 107. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The carrying value of amounts due from related parties and other investments (see note 5), insofar as it was practical to determine, was deemed to approximate fair value based on current market conditions, as well as the relationship of the parties. The carrying value of debt approximates fair value based on Chatwins Group's incremental borrowing rate. The carrying value of redeemable preferred stock approximates fair value based on the accretion of such amounts to liquidation value. The carrying value of the warrants is based on estimates received from outside investment bankers regarding the overall value of Chatwins Group at the time of the issuance of the $50 million principal amount of 13% Senior Notes due 2003 (Senior Notes) (see note 9).

                              CHATWINS GROUP, INC.

NOTE 2: FACTORS POTENTIALLY AFFECTING FUTURE LIQUIDITY

Senior Note Purchase Offer

   Chatwins Group has $50 million of Senior Notes due May 3, 2003 outstanding at December 31, 1998. When Chatwins Group acquired the Reunion common stock on June 20, 1995, it agreed with the Trustee of the Senior Notes to a first supplemental indenture pursuant to which Chatwins Group issued the Senior Notes (Indenture). Pursuant to this supplemental indenture, Chatwins Group agreed to offer to purchase $25 million, or half, of the outstanding Senior Notes from Noteholders on each of June 1, 1999 and 2000 at par value plus unpaid interest to the purchase date. The full principal amount of the first purchase offer is classified as current maturities of long-term debt in Chatwins Group's consolidated balance sheet at December 31, 1998. Chatwins Group's failure to fulfill its obligations under this purchase offer would constitute a failure to pay principal under the Indenture and result in an Event of Default. An Event of Default due to a failure to pay principal would, pursuant to the Securities Pledge Agreement, result in a Realization Event resulting in the immediate vesting in the Collateral Agent of the voting rights of the approximately 43% of Reunion Industries' common stock and rights to dividends and distributions in respect of the Pledged Collateral securing its obligations under the Senior Notes. In addition, upon an Event of Default, the Trustee or the holders of at least 25% of the Senior Notes may, by written notice to Reunion Industries, declare an acceleration of the Senior Notes. Reunion Industries currently has a commitment from a national financial institution that, pursuant to certain actions by Reunion Industries and its majority shareholder, it will fund Reunion Industries' obligation to purchase Senior Notes, if any, on the June 1, 1999 purchase date should Reunion Industries' then available liquidity be insufficient to do so. As of the date of this report, no reasonable estimate exists as to the amount of Senior Notes which Reunion Industries may be required to purchase, if any, on the June 1, 1999 offer date. However, there can be no assurances that a Realization Event or Event of Default will not occur. See notes 5 and 9.

Defaults Under Indenture

   In May of 1998, Chatwins Group executed a joint venture agreement with two other non-affiliated companies, one U.S. and one Chinese, pursuant to which Chatwins Group contributed $100,000 for a 10% equity interest in Suzhou Grating Co., Ltd., a Chinese manufacturing company. See note 5. This investment constitutes a default under the Indenture.

   In May of 1998, Charles E. Bradley, Sr., Chairman of the Board then the majority shareholder of Chatwins Group (Mr. Bradley), transferred all of his shares of Chatwins Group's common stock to the Charles E. Bradley, Sr. Family Limited Partnership (Bradley FLP) for estate planning purposes. The Bradley FLP has granted voting control over such shares to SPI, which in turn has granted voting control over such shares to Mr. John G. Poole, a director of Chatwins Group and current majority beneficial shareholder of Chatwins Group (Mr. Poole). Because Mr. Bradley no longer has voting control over such shares of Chatwins Group's common stock, a breach has occurred under the Securities Pledge Agreement (as defined in the Indenture). Because the Indenture is cross-covenanted to the Securities Pledge Agreement, such breach creates a default under the Indenture.

   The Indenture provides that neither of the aforementioned defaults will mature into an Event of Default, as defined in the Indenture, subject to the remedies therein provided, including acceleration of the Senior Notes, until the Trustee under the Indenture or the holders of at least 25% or more of the Senior Notes notify Chatwins Group of the default and the default remains unremedied for thirty (30) days after such notice. As of the date of this report, Chatwins Group had not received notice from either the Trustee or any Senior Note holders. Chatwins Group does not expect that either of these two defaults will mature into an Event of Default. In the event notice is received, Chatwins Group currently has agreements in place that it believes would remedy each default within the 30 day remedy period should it become necessary. However, there can be no assurances that an Event of Default will not result from the defaults.

                              CHATWINS GROUP, INC.

NOTE 3: INVENTORIES

   Inventories are comprised of the following (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Raw material............................................. $ 6,144  $ 4,838
     Work-in-process..........................................   4,797    3,673
     Finished goods...........................................   3,632    2,863
                                                               -------  -------
       Gross inventories......................................  14,573   11,374
     Less: LIFO reserves......................................     (67)     (98)
                                                               -------  -------
       Inventories............................................ $14,506  $11,276
                                                               =======  =======

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment is comprised of the following (in thousands):

                                                              At December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
     Land................................................... $  1,078  $  1,078
     Oil and gas properties.................................    1,601     1,686
     Buildings and improvements.............................    7,331     6,833
     Machinery and equipment................................   21,284    20,723
     Computer systems.......................................    3,094     3,058
     Furniture and fixtures.................................    1,281     1,115
     Construction-in-progress...............................    2,661     1,798
                                                             --------  --------
       Property, plant and equipment........................   38,330    36,291
     Less: Accumulated depreciation and depletion...........  (19,740)  (17,123)
                                                             --------  --------
       Property, plant and equipment, net................... $ 18,590  $ 19,168
                                                             ========  ========

NOTE 5: INVESTMENTS

   Investments are comprised of the following (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               ------- --------
     Reunion common stock..................................... $ 6,224 $ 10,930
     Warrants to purchase Reunion common stock................     483      483
                                                               ------- --------
       Investments............................................ $ 6,707 $ 11,413
                                                               ======= ========

Reunion Industries, Inc.

   On June 20, 1995, Chatwins Group acquired 1,450,000 shares, or approximately 38%, of the then issued and outstanding shares of common stock of Reunion Industries, Inc. (Reunion Industries). Reunion Industries is primarily engaged in the manufacture of high volume, precision plastics products, providing engineered plastics services and compounding and molding thermoset polyester resins. Reunion Industries also has real estate development and wine grape agricultural operations in Napa County, California. However, Reunion Industries recently announced its decision to exit the plastics industry and redeploy its assets through the acquisition of manufacturing companies.

                              CHATWINS GROUP, INC.

   Chatwins Group's investment in Reunion Industries is being accounted for under the equity method of accounting. Chatwins Group's share of Reunion Industries' operating results for 1998, 1997 and 1996 is included in the accompanying consolidated statement of income and other comprehensive income as equity income (loss) from operations of affiliate. As previously reported by Reunion Industries, on April 24, 1998, a jury in state district court in Harris County, Texas returned jury verdict findings against Reunion Industries related to a November 1995 contract for the sale of all outstanding shares of capital stock of Reunion Industries' wholly owned oil and gas subsidiary to Bargo. The jury found that Bargo had a right to terminate the November 1995 stock purchase agreement with Reunion Industries and that Reunion Industries fraudulently induced Bargo into entering into the agreement. In July 1998, the court entered judgement affirming the $5.0 million punitive damages jury verdict and awarded approximately $3.0 million in attorneys' fees and costs. Reunion Industries maintained at trial and continues to maintain that all requirements to closing under the contract were met, and that Bargo was required to close the transaction. Reunion Industries' management continues to maintain that no evidence sufficient to support a jury finding of fraud or related punitive damages was presented at trial. Reunion Industries has filed a bond which suspends execution on the judgment while it appeals. Reunion Industries has filed a formal notice of appeal and intends to file its appeal as soon as possible. However, although Reunion Industries' management believes, based on consultation with counsel, that it is more likely than not that the judgment will be overturned on appeal, Reunion Industries recorded an accrual of $8.8 million for the amount of the judgment by a charge to its continuing operations for the second quarter of 1998 in accordance with generally accepted accounting principles. Chatwins Group's results of operations for the second quarter of and year ended December 31, 1998 and the carrying value of Chatwins Group's investment in Reunion Industries' common stock on the equity method of accounting were adversely affected by this action. In addition, according to Reunion Industries' financial advisor, its Bargo legal liability is a deduction of $8.8 million to Reunion Industries' equity value. Reunion Industries has indicated that, if the judgment is not overturned on appeal, Reunion Industries would be obligated to seek alternative funding sources, possibly including a sale of assets.

   Certain summarized financial information related to Reunion Industries for the years ended December 31, 1998 and 1997 is set forth below (in thousands):

                                                               1998     1997
                                                             --------  -------
     Current assets......................................... $ 23,202  $24,207
                                                             ========  =======
     Other assets........................................... $ 51,672  $47,852
                                                             ========  =======
     Current liabilities.................................... $ 36,119  $28,034
                                                             ========  =======
     Other liabilities...................................... $ 19,909  $15,568
                                                             ========  =======
     Shareholders' equity................................... $ 16,239  $28,317
                                                             ========  =======
     Net sales.............................................. $ 97,318  $93,378
                                                             ========  =======
     Operating income....................................... $  1,495  $ 2,513
                                                             ========  =======
     Loss from continuing operations........................ $(10,440) $  (981)
                                                             ========  =======
     Income (loss) from discontinued operations............. $ (1,710) $   710
                                                             ========  =======
     Net loss............................................... $(12,383) $  (271)
                                                             ========  =======

                              CHATWINS GROUP, INC.

NOTE 6: OTHER ASSETS

   Other assets consist of the following (in thousands):

                                                              At December 31,
                                                              ---------------
                                                               1998    1997
                                                              ------- -------
     Deferred financing costs (net of accumulated
      amortization of $2,067 and $2,324)..................... $ 2,525 $ 2,043
     Cash surrender value of life insurance policies.........   2,381   1,975
     Other...................................................   1,524     445
                                                              ------- -------
       Total other assets.................................... $ 6,430 $ 4,463
                                                              ======= =======

NOTE 7: OTHER CURRENT LIABILITIES

   Other current liabilities consist of the following (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               ------- --------
     Accrued wages and benefits............................... $ 2,619 $  3,413
     Accrued pension costs (note 15)..........................     295      322
     Accrued postretirement benefits (note 15)................   1,021      971
     Accrued interest.........................................   1,300    1,083
     Other....................................................   3,603    4,531
                                                               ------- --------
       Total other current liabilities........................ $ 8,838 $ 10,320
                                                               ======= ========

NOTE 8: REVOLVING CREDIT FACILITY

   On October 30, 1998, Chatwins Group and NationsBank, N.A. (NationsBank), a national banking association, executed a financing and security agreement (Financing Agreement) wherein NationsBank has provided Chatwins Group with a revolving credit facility (NationsBank Facility) of up to a maximum principal amount of $40.0 million, including a letter of credit facility of up to $5.0 million.

   The NationsBank Facility includes a Special Availability Amount, as defined in the Financing Agreement, of $6.0 million. The Special Availability Amount is required to be reduced in $750,000 increments on each of February 1, May 1, August 1 and November 1 in each of the years 1999 and 2000. Once reduced, the Special Availability Amount may not be reborrowed. Availability under the NationsBank Facility is subject to a borrowing base limitation calculated as the aggregate of 85% of eligible accounts receivable plus the lesser of $15.0 million or the sum of 60% of finished goods and raw materials, 50% of supplies and stores, a percentage, determined from time to time by NationsBank, of work-in-process and the Special Availability Amount in effect at the time of the calculation, all of the above as defined in the Financing Agreement. Interest under the NationsBank Facility is determined by reference to various rates including the NationsBank prime rate, the Federal Funds rate or LIBOR, each plus an applicable margin. Chatwins Group may elect the rates upon notification to NationsBank with applicable margins ranging from zero to 0.5% when using either the NationsBank prime rate or the Federal Funds rate and from 2.0% to 2.75% when using LIBOR.

   The NationsBank Facility is secured by a lien in favor of NationsBank on Chatwins Group's accounts receivable, inventory and certain other property and accounts to the extent necessary to permit foreclosure on the accounts receivable and inventory. The Financing Agreement expires on October 31, 2001 and is renewable annually thereafter, subject to the approval of NationsBank, but not beyond October 31, 2005.

                              CHATWINS GROUP, INC.

   Contemporaneously with the execution of the Financing Agreement on October 30, 1998, Chatwins Group borrowed a total of $28.9 million under the NationsBank Facility, $28.1 million of which was used to repay, in total, borrowings, interest and fees under Chatwins Group's then existing revolving credit facility (Congress Facility) with Congress Financial Corporation (Congress) and $0.8 million of which was placed on deposit with Congress as cash collateral for unexpired letters of credit. Such cash collateral will be returned to Chatwins Group upon the expirations of the related letters of credit. Chatwins Group and Congress agreed to terminate the Congress Facility upon execution of the Financing Agreement. On November 2, 1998, Chatwins Group borrowed an additional $3.25 million under the NationsBank Facility to fund its semiannual interest payment on the Senior Notes. See notes 2 and 9.

   The NationsBank Facility includes various representations, warranties and affirmative and negative covenants by Chatwins Group and provides NationsBank with certain rights and remedies in the event of any defaults including, but not limited to, acceleration, both in the event of default or subjectively, of all amounts borrowed under the NationsBank Facility. Financial covenants in the NationsBank Facility include an adjusted earnings before interest, taxes, depreciation and amortization excluding amortization of deferred financing costs (NationsBank EBITDA) to fixed charge coverage ratio and an indebtedness to cash flow ratio, calculations of which are defined in the Financing Agreement. Generally all amounts for calculation of the ratios are derived from domestic operations and NationsBank EBITDA is adjusted for domestic capital expenditures. Beginning on December 31, 1998, these covenants require Chatwins Group to maintain a rolling twelve-month minimum adjusted NationsBank EBITDA to fixed charge coverage ratio of 1.2:1 and a maximum indebtedness to cash flow ratio of 5.0:1. At December 31, 1998 such ratios were 1.3:1 and 4.9:1, respectively, and complied with the Financing Agreement. Chatwins Group was also in compliance with all other representations, warranties and covenants at December 31, 1998. Borrowings outstanding under the NationsBank Facility at December 31, 1998 totaled $34.0 million and the weighted average rate for borrowing was 7.5%. Borrowings under the Congress Facility bore interest at an annual rate of the Philadelphia National Bank Prime Rate plus 1.5% which, at the time of its termination, was 10.0%.

   For 1998, the blended effective rate for combined average outstanding borrowings of $28.2 million under both the Congress Facility and the NationsBank Facility was 10.1%. For 1997, the effective rate for average outstanding borrowings of $24.4 million under the Congress Facility was 10.7%.

NOTE 9: LONG-TERM DEBT

   Long-term debt consists of the following (in thousands):

                                                           At December 31,
                                                           -----------------
                                                             1998     1997
                                                           --------  -------
   13% Senior Notes due May 1, 2003 (net of unamortized
    discount of $76 and $100)(1).......................... $ 49,924  $49,900
   Other..................................................      143      191
                                                           --------  -------
     Total long-term debt.................................   50,067   50,091
   Current maturities.....................................  (25,010)     (48)
                                                           --------  -------
     Total long-term debt, less current maturities........ $ 25,057  $50,043
                                                           ========  =======

--------
(1) In May 1993, Chatwins Group issued the Senior Notes and 50,000 warrants (Warrants) to purchase 50,000 shares of Chatwins Group's common stock. The Senior Notes bear interest at 13% per year. Interest is payable semiannually in arrears on May 1 and November 1 of each year. The Senior Notes mature on May 1, 2003 and are redeemable at the option of Chatwins Group in whole or in part at any time on or after May 1, 1998. Chatwins Group is required to redeem $12.5 million principal amount of the Senior Notes

                              CHATWINS GROUP, INC.

   on each of May 1, 2000, May 1, 2001 and May 1, 2002, at face value plus accrued interest. Chatwins Group is required to offer to purchase $25 million of the Senior Notes on each of June 1, 1999 and June 1, 2000 at face value plus accrued interest. See note 2. The maximum potential principal amount of the June 1, 1999 purchase offer is classified as current maturities of long term debt in Chatwins Group's consolidated balance sheet at December 31, 1998. The Senior Notes rank senior in right of payment to all current and future subordinated indebtedness and pari passu in right of payment to all current and future senior indebtedness of Chatwins Group, subject, however, to NationsBank's security interests in certain assets of Chatwins Group under the NationsBank Facility. See note 8. The Senior Notes are secured by a pledge of approximately 43% of the outstanding common stock of Chatwins Group. At December 31, 1998, an aggregate of $4,140,000 of Senior Notes were held by various executive officers and directors of Chatwins Group, which were purchased in open market transactions.

   Each Warrant entitles the holder to purchase one share of the common stock of Chatwins Group at an exercise price of $.01 per share. The Warrants were not exercisable except upon the occurrence of certain trigger events as defined in the warrant agreement or, if no trigger event had occurred prior to May 3, 1998, upon Chatwins Group's failure to consummate a repurchase offer due to a payment blockage, both as defined in the warrant agreement. No trigger event had occurred through May 3, 1998 and a payment blockage existed on such date, resulting in the Warrants becoming exercisable as of May 3, 1998. Consistent with the warrant agreement, Chatwins Group notified holders of the Warrants of the existence of a payment blockage and that the Warrants were exercisable. As of December 31, 1998, 46,790 Warrants had been exercised resulting in the issuance of 46,790 shares of Chatwins Group's common stock. As of the date of this report, remaining Warrants which have not been exercised remain exercisable. See note 12.

     Aggregate maturities of long-term debt for the next five years are as follows (in thousands):

                             Year ended December 31,
       ---------------------------------------------------------------------------------------------
        Total          1999                2000               2001             2002             2003
       -------        -------             -------             ----             ----             ----
       $50,067        $25,010             $25,010             $47              $--              $--
       =======        =======             =======             ===              ====             ====

NOTE 10: FOREIGN CURRENCIES, INTERNATIONAL SUBSIDIARIES AND MINORITY INTERESTS

Foreign Currencies

   Export sales to foreign countries from Chatwins Group's U.S. locations are denominated in U.S. dollars, Chatwins Group's reporting currency. Accordingly, transaction loss exposures due to fluctuations in the functional currencies of the countries to which Chatwins Group's domestic locations export, which vary significantly from year to year, are minimal.

   Sales of Klemp de Mexico and Shanghai Klemp are almost entirely within the countries in which they are located and are denominated in each location's functional currency; the peso in Mexico and the renminbi in China. Accordingly, transaction loss exposure to Chatwins Group from fluctuations in each location's functional currency are minimal.

International Subsidiaries and Minority Interests

   At December 31, 1998, Chatwins Group had approximately $3.6 million invested in Klemp de Mexico and approximately $1.9 million invested in Shanghai Klemp. Chatwins Group considers its investments in these

                              CHATWINS GROUP, INC.

international subsidiaries to be long-term in nature. Chatwins Group's foreign subsidiaries are self-sustaining and operate almost exclusively within the countries they are located. Their cash flows are devoted to and obligations paid by their own operations. Chatwins Group does not provide day-to-day operating funds to the foreign operations nor does Chatwins Group guarantee any foreign indebtedness. These subsidiaries are classified as discontinued operations. See note 20.

Klemp de Mexico

   Chatwins Group's Mexican grating subsidiary, Klemp de Mexico, is owned 85% by Chatwins Group and 15% by Mr. Kimball J. Bradley, Senior Vive President and shareholder of Chatwins Group and son of Mr. Bradley. During 1996, Klemp de Mexico, entered into a joint venture agreement with Consolidated Fabricators, Inc., a Massachusetts company, to form CFI-Klemp de Mexico (CFI-Klemp), a Mexican corporation. CFI-Klemp is in the business of metal fabrications. As Klemp de Mexico has a 50.1% interest in CFI-Klemp, CFI-Klemp is consolidated with Klemp de Mexico for financial reporting purposes. Their joint venture partner's 49.9% interest is included in net assets of discontinued operations in minority interest in Chatwins Group's consolidated balance sheet at December 31, 1998 and 1997.

   Total sales related to Klemp de Mexico for the years ended December 31, 1998, 1997 and 1996, were $4.7 million, $3.7 million and $3 million, respectively. Klemp de Mexico's sales for 1998, 1997 and 1996 included $1.7 million, $1.2 million and $0.7 million, respectively, related to CFI-Klemp. Klemp de Mexico had losses before taxes for the years ended December 31, 1998, 1997 and 1996 of approximately $0.2 million, $0.4 million and $0.1 million, respectively. Included in Klemp de Mexico's 1998 and 1997 results were $6,000 and $51,000, respectively, of losses before taxes related to CFI-Klemp. CFI-Klemp had no income or loss for 1996. During 1998 and 1997, losses allocated to the minority interest were $6,000 and $51,000, respectively.

   Effective January 1, 1997, Mexico's economy was classified as highly inflationary as defined in SFAS 52 due primarily to the substantial inflation in Mexico over 1995 and 1996, which was approximately 60% and 30%, respectively. During 1997, inflation in Mexico subsided substantially and the peso devalued minimally; from 7.84 pesos/$1.00 at December 31, 1996 to 8.07 pesos/$1.00 at December 31, 1997. However, during 1998, even though inflation remained relatively stable, the peso devalued almost 25% against the U.S. dollar; from 8.07 pesos/$1.00 at December 31, 1997 to almost 10.00 pesos/$1.00 at December 31, 1998. This devaluation of the peso had a negative impact on Chatwins Group's investment in Klemp de Mexico, resulting in translation losses charged to earnings during 1998 of $150,000 and an increase in the cumulative translation adjustment account equity of $666,000. On a sensitivity basis, additional devaluations of the peso, if any, of the magnitude seen during 1998 can be expected to have a similar impact on the future financial position and operating results of Chatwins Group. At December 31, 1998, 1997 and 1996, the cumulative translation adjustment account in net assets of discontinued operations totaled $1,354,000, $688,000 and $688,000, respectively. Effective January 1, 1999, Mexico emerged from highly inflationary status. As such, future fluctuations in the value of the peso against the U.S. dollar will be recorded as adjustments to the cumulative translation adjustment account in net assets of discontinued operations.

Shanghai Klemp

   Chatwins Group's 65% interest in Shanghai Klemp is consolidated for financial reporting purposes. The joint venture partners' interests are included in minority interest in Chatwins Group's consolidated balance sheet at December 31, 1998 and 1997. During 1998 and 1997, Shanghai Klemp had sales of $2.4 million and $0.7 million, respectively, and losses before taxes of $95,000 and $167,000, respectively. Production began in

                              CHATWINS GROUP, INC.

late December 1996 and its results were insignificant. During 1998 and 1997, losses allocated to the minority interests were $51,000 and $90,000, respectively.

   Impacts on Chatwins Group due to foreign currency rate fluctuations in China have been insignificant. Since establishing the joint venture, the renminbi has remained stable at approximately 8.3 renminbi/$1.00. However, fluctuations in the renminbi against the U.S. dollar could have a significant impact on the financial position and operating results of Chatwins Group, primarily in the form of translation effects. On a sensitivity basis, a 10% devaluation in the value of the renminbi at December 31, 1998 would be estimated by Chatwins Group to have an approximate $200,000 negative impact on the cumulative translation adjustment in net assets of discontinued operations.

NOTE 11: REDEEMABLE PREFERRED STOCK

   Chatwins Group has one class of preferred stock, which has a par value of $.01 per share and contains redemption privileges and obligations. The Class D, Series A and B preferred stock is held of record by KSB Acquisition Corp., the former owner of the corporate predecessor-in-interest to the Klemp and Steelcraft divisions of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and directors. The Class D, Series C preferred stock is held of record by Hanna Investment Corp., the former owner of the corporate predecessor-in-interest to the Hanna division of Chatwins Group, of which Messrs. Bradley and Poole are the sole executive officers and Mr. Poole is the sole director. The outstanding preferred stock activity consisted of (in thousands):

                                                       Class D
                                              --------------------------
                                              Series A Series B Series C Total
                                              -------- -------- -------- ------
Balance at January 1, 1996...................  $3,691   $1,411   $2,012  $7,114
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1996.................   3,916    1,491    2,163   7,570
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1997.................   4,141    1,571    2,314   8,026
Accretions...................................     225       80      151     456
                                               ------   ------   ------  ------
Balance at December 31, 1998.................  $4,366   $1,651   $2,465  $8,482
                                               ======   ======   ======  ======

   The Class D preferred stock is entitled to receive preferential and cumulative dividends at an annual rate of $100 per share. In liquidation, Class D preferred stock is entitled to a preference in the amount of $1,000 per share plus an amount equal to the dividends accumulated but unpaid to the date of final payment or dissolution and is not entitled to vote, except as may be required by law. Chatwins Group has the option to redeem any or all of the shares of Class D preferred stock, and the holders have the option to require Chatwins Group to redeem all (but not less than all) of the shares, unless restricted by law or Chatwins Group's financing agreements. Both the Indenture and the NationsBank Financing Agreement restrict Chatwins Group from preferred stock redemptions. The redemption price is $1,000 per share plus an amount equal to the dividends accumulated but unpaid on the date of the redemption.

   The authorized, issued and outstanding preferred stock at December 31, 1998, 1997 and 1996 consisted of 2,249 shares of Class D, Series A; 800 shares of Class D, Series B; and 1,510 shares of Class D, Series C.

   Chatwins Group is not permitted to reissue any shares of its preferred stock that have been redeemed, and all such shares redeemed shall cease to be a part of the authorized shares of Chatwins Group. Additionally, the covenants in the Indenture place restrictions on dividend payments and redemptions of shares. Such payments

                              CHATWINS GROUP, INC.

and redemptions are limited to approximately 50% of net income, as defined, from the issuance date of the Senior Notes, provided that Chatwins Group meets an interest coverage ratio (as defined) of at least 2 to 1 for the four full fiscal quarters immediately preceding any proposed payments prior to May 1, 1996, a ratio of 2.25 to 1 for proposed payments from May 1, 1996, to May 1, 1999, and a ratio of 2.5 to 1 for proposed payments thereafter. Chatwins Group's interest coverage ratio for 1998 was 1.84 to 1.

   Redeemable preferred stocks are being accreted by a charge against retained earnings for the accumulated but unpaid dividends on such stock. At December 31, 1998 and 1997, dividends in arrears were $3,923,000 and $3,467,000, respectively.

NOTE 12: STOCKHOLDERS' EQUITY

   In September 1993, 38,412 shares of common stock were acquired by Chatwins Group from two stockholders for $500,000. In February 1994, Chatwins Group acquired 2,697 shares of its common stock from one stockholder of Chatwins Group for $.01 per share. Such reacquired stock is being held as treasury stock.

   The majority of Chatwins Group's stock is beneficially owned by the two principals of Stanwich Partners, Inc. (SPI), a company engaged in consulting services within the field of financial planning and reporting. Such principals have pledged approximately 43% of the total outstanding shares of Chatwins Group to the Senior Notes collateral agent for the benefit of the holders of the Senior Notes.

   The following represents all activity in stockholders' equity for the 3-year period ended December 31, 1998 (in thousands):

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1998     1997     1996
                                                    -------  -------  -------
   Par value of common stock, January 1 and
    December 31.................................... $     3  $     3  $     3
                                                    =======  =======  =======
   Treasury stock, January 1 and December 31....... $  (500) $  (500) $  (500)
                                                    =======  =======  =======
   Capital in excess of par value, January 1....... $ 1,664  $ 1,664  $ 1,664
   Warrant exercises (note 9)......................     196      --       --
                                                    -------  -------  -------
     Capital in excess of par value, December 31... $ 1,860  $ 1,664  $ 1,664
                                                    =======  =======  =======
   Stockholder notes receivable, January 1 and
    December 31.................................... $(1,001) $(1,001) $(1,001)
                                                    =======  =======  =======
   Accumulated deficit, January 1.................. $(7,029) $(8,832) $(7,937)
   Net income (loss)...............................  (1,471)   2,259     (439)
   Preferred stock accretions (note 11)............    (456)    (456)    (456)
                                                    -------  -------  -------
     Accumulated deficit, December 31.............. $(8,956) $(7,029) $(8,832)
                                                    =======  =======  =======
   Total stockholders' equity, January 1........... $(6,863) $(8,666) $(7,771)
   Warrant exercises...............................     196      --       --
   Net income (loss)...............................  (1,471)   2,259     (439)
   Preferred stock accretions......................    (456)    (456)    (456)
                                                    -------  -------  -------
     Total stockholders' equity, December 31....... $(8,594) $(6,863) $(8,666)
                                                    =======  =======  =======

                              CHATWINS GROUP, INC.

NOTE 13: EARNINGS PER COMMON SHARE

   The computations of basic and diluted earnings per common share (EPS) for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands, except share and per share amounts):

                                                      Income   Shares   EPS
                                                      -------  ------- ------
   Year ended December 31, 1998:
   Net loss.......................................... $(1,471)
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic EPS........................ $(1,927) 265,088 $(7.27)
                                                      =======  ======= ======
   Year ended December 31, 1997:
   Net income........................................ $ 2,259
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic EPS........................   1,803  242,887 $ 7.42
                                                                       ======
   Dilutive effect of Warrants.......................           50,000
                                                      -------  -------
   Income available to common stockholders, shares
    outstanding and diluted EPS...................... $ 1,803  292,887 $ 6.16
                                                      =======  ======= ======
   Year ended December 31, 1996:
   Net loss.......................................... $  (439)
   Less: Preferred stock dividend accretions.........    (456)
                                                      -------
   Income available to common stockholders, shares
    outstanding and basic and diluted EPS............ $  (895) 242,887 $(3.68)
                                                      =======  ======= ======

   For 1998 and 1996, assumed exercise of the Warrants has an anti-dilutive effect on per-share income from continuing operations. Therefore, basic and diluted EPS are the same for 1998 and 1996. For a discussion of the Warrants and preferred stock dividend accretions, see notes 9 and 12, respectively.

NOTE 14: OTHER RELATED-PARTY TRANSACTIONS

SPI Consulting Agreement

   Chatwins Group has maintained various consulting agreements with SPI under which $300,000 was recorded as expense during each of the years ended December 31, 1998, 1997 and 1996, respectively. Messrs. Bradley and Poole are the principals of SPI. The consulting agreement was to expire on March 31, 1998, but has been extended for an additional five-year period to expire on March 31, 2003 unless terminated by SPI with 30 days' notice. Under the consulting agreement, Chatwins Group retains SPI to render consulting services in the field of financial planning and reporting. Annual payments are permitted on this agreement as long as Chatwins Group meets an interest coverage ratio of at least 1.5 to 1 for the prior 4 full fiscal quarters. All amounts owed to SPI from Chatwins Group have been paid in full at December 31, 1998 and 1997.

                              CHATWINS GROUP, INC.

King-Way Service Agreement

   On November 3, 1997, Stanwich Acquisition Corporation (SAC) acquired King-Way Material Handling (King-Way) from the Kingston-Warren Corporation for a purchase price of $18.1 million. SAC is a privately-held company whose common stock is owned 42.5% by Mr. Bradley, 42.5% by Mr. K.J. Bradley and 15% by Mr. Evans. Similar to Auto-Lok, King-Way is in the business of producing industrial and commercial storage racks and materials handling systems.

   SAC and Auto-Lok entered into a service agreement pursuant to which King-Way would utilize Auto-Lok's surplus capacity in exchange for fees approximately equal to Auto-Lok's costs of providing the surplus capacity plus a right of first negotiation to acquire King-Way from SAC. This right of first negotiation has since expired. The integration of King-Way's business into Auto-Lok's facility took place primarily during the second quarter of 1998. Through December 31, 1998, costs totaling $1,298,631 had been charged to King-Way under this agreement. At December 31, 1998, Chatwins Group had receivables totaling $780,000 from King-Way.

NAPTech Services Agreement

   On August 25, 1998, NPSAC acquired NAPTech from the Shaw Group for a purchase price of $8.4 million. NPSAC is wholly owned by Mr. Bradley. Like Chatwins Group's CPI division, NAPTech manufactures steel seamless pressure vessels.

   In August 1998, the CPI division of Chatwins Group and NPS Acquisition Corp. (NPSAC), doing business as NAPTech Pressure Systems (NAPTech), entered into a services agreement pursuant to which CPI would provide certain administrative services to NAPTech for cash fees which approximate $29,000 per month. The NAPTech services agreement is for one year and may be renewed annually upon agreement by both Chatwins Group and NAPTech. On August 25, 1998 Chatwins Group purchased from NAPTech $1.0 million of inventory usable by its CPI division in its normal course of business. At December 31, 1998, Chatwins Group had receivables totaling $148,000 from NAPTech.

CPS Leasing

   During 1997 and 1998, Chatwins Group entered into thirteen operating lease agreements with CPS Leasing, Inc. (CPSL), a company owned 80% by Consumer Portfolio Services and 20% by Charles E. Bradley Jr., President of Consumer Portfolio Services, a director of Chatwins Group and son of Charles E. Bradley Sr., Chairman of the Board, Director and a beneficial shareholder of Chatwins Group. During 1997 and 1998, Chatwins Group made lease payments totaling $39,112 and $209,989, respectively, to CPSL.

CGI Investment Corp.

   In April 1990, Chatwins Group acquired a 49% interest in CGI Investment Corp. (CGII), a company controlled by SPI. The principals of SPI are also the majority beneficial owners of Chatwins Group. Since April 1990, Chatwins Group has made loans to CGII of $1.5 million, $1.35 million and $299,000. None of the principal or accrued interest thereon has been repaid under these obligations. Over time, Chatwins Group had provided reserves for a substantial portion of the principal on its notes receivable from CGII and at December 31, 1997, the net carrying value of Chatwins Group's investment in CGII common stock and net notes receivable was $0.6 million.

   CGII's primary assets were two notes receivable from affiliates of Chatwins Group, and a minimal amount of cash, the sum of which totaled $0.7 million at December 31, 1997. During 1998, Chatwins Group and CGII agreed that CGII's liabilities significantly exceeded its assets and it would not be able to repay its obligations to Chatwins Group. As a result, Chatwins Group agreed to exchange its notes receivable from CGII for one of CGII's notes receivable from affiliate which, plus accrued interest, totaled $0.5 million. The difference was provided for currently.

                              CHATWINS GROUP, INC.

Robinson Incorporated

   During 1998, Chatwins Group's Europa division sold its interest in a West Virginia well to and collected other fees from Robinson Incorporated (Robinson) for a total of $100,000 in cash. Robinson is an oil and gas company operating in Oklahoma and is controlled by several members of Chatwins Group's executive management and board of directors.

NOTE 15: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension Plans

   Chatwins Group has various retirement plans that cover substantially all of its employees. Included in these plans is one noncontributory, defined benefit plan, benefits under which are based solely on continuous years of service and are not affected by changes in compensation rates.

   Chatwins Group's funding policy provides that payments to the pension trusts be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of the plan are invested principally in fixed income and equity securities. Chatwins Group participates in a separate multiemployer defined benefit pension plan covering certain employees at one division and has defined contribution plans covering most of its other employees. Chatwins Group's policy with respect to these plans is to fund the amounts accrued.

Other Postretirement Plans

   Chatwins Group maintains various postretirement healthcare and life insurance benefit plans for certain active and retired employees. Covered active and retired employees include those of one operating division of Chatwins Group and, pursuant to a November 1997 plan amendment which became effective January 1, 1998, employees of Chatwins Group's Corporate Executive Payroll (as defined in the plan document).

   Eligible active and retired employees of the one operating division for which postretirement benefits are provided include both union and nonunion employees. Healthcare benefits for both union and nonunion retirees are provided for the most part through comprehensive major medical and other health benefit provisions subject to various retiree cost-sharing features. The majority of employees eligible for healthcare benefits upon retirement are former employees of USX Corporation (USX). A significant portion of postretirement healthcare earned by such employees prior to 1987 is the responsibility of USX. Life insurance benefits provided to eligible union retirees are based on fixed amounts negotiated in labor agreements. Life insurance benefits provided to eligible nonunion retirees are based on the employee's annual base salary at retirement subject to a maximum benefit.

   Postretirement healthcare benefits for eligible active and retired (none as of December 31, 1998) employees of Chatwins Group's Corporate Executive Payroll are paid for by Chatwins Group and subject to various retiree cost-sharing features. Postretirement healthcare benefits for Corporate Executive Payroll employees terminate when the retiree becomes Medicare eligible. Postretirement life insurance benefits for eligible active and retired (none as of December 31, 1998) employees of Chatwins Group's Corporate Payroll are paid for by Chatwins Group and are based on the employee's annual base salary at retirement. Except for certain life insurance benefits paid from reserves held by insurance carriers, benefits have not been funded. Contributions to the plans by Chatwins Group equal benefits paid.

   The Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in February 1998. The new standard does not change the measurement or recognition of costs for pension or other postretirement plans but, rather, standardizes

                              CHATWINS GROUP, INC.

disclosures and eliminates those that are no longer useful. The following table sets forth the changes in the benefit obligations and plan assets for the years ended December 31, 1998 and 1997 and the funded status at December 31, 1998 and 1997 of Chatwins Group's pension and other postretirement benefit plans (in thousands):

                                            Pension      Other Postretirement
                                         --------------  ----------------------
                                          1998    1997      1998        1997
                                         ------  ------  ----------  ----------
   Change in benefit obligation:
     Benefit obligation, beginning...... $2,002  $1,800  $      919  $    1,345
     Service cost.......................    108      96          28          45
     Interest cost......................    128     120          65         105
     Plan amendment.....................    --      --          --          (54)
     Actuarial loss (gain)..............     14      96         (29)       (480)
     Benefits paid......................   (118)   (110)        (39)        (42)
                                         ------  ------  ----------  ----------
       Benefit obligation, ending....... $2,134  $2,002  $      944  $      919
                                         ======  ======  ==========  ==========
   Change in plan assets:
     Fair value, beginning.............. $1,365  $1,104  $      --   $      --
     Actual return......................     80     221         --          --
     Company contribution...............    165     150          39          42
     Benefits paid......................   (118)   (110)        (39)        (42)
                                         ------  ------  ----------  ----------
       Fair value, ending............... $1,492  $1,365  $      --   $      --
                                         ======  ======  ==========  ==========
   Funded status:
     Net obligation, ending............. $  642  $  637  $      944  $      919
   Unrecognized costs:
     Prior service costs................    (69)    (76)          8         --
     Net (loss) gain....................   (229)   (178)        705         738
     Transition obligation..............    (49)    (61)       (636)       (686)
                                         ------  ------  ----------  ----------
       Accrued benefit cost............. $  295  $  322  $    1,021  $      971
                                         ======  ======  ==========  ==========

                              CHATWINS GROUP, INC.

   Net periodic pension and other postretirement benefits costs for the following years ended December 31 are as follows (in thousands):

                                        Pension         Other Postretirement
                                   -------------------  ----------------------
                                   1998   1997   1996    1998    1997    1996
                                   -----  ----  ------  ------  ------  ------
   Benefits earned during year...  $ 108  $ 96  $   93  $   28  $   45  $   54
   Interest cost.................    128   120     107      65     105      90
   Amortization of:
     Prior service cost..........      8     7       2     --      --      --
     Unrecognized net loss
      (gain).....................    --      3       7     (52)    (10)    (10)
     Unrecognized net
      obligation.................     12    12      12      50      49      53
     Expected return on plan
      assets.....................   (118)  (93)    (79)    --      --      --
                                   -----  ----  ------  ------  ------  ------
   Defined benefit pension and
    total other postretirement
    benefits costs...............    138   145     142  $   91  $  189  $  187
                                                        ======  ======  ======
   Defined contribution plan
    cost.........................    765   786     862
                                   -----  ----  ------
     Net periodic pension costs..  $ 903  $931  $1,004
                                   =====  ====  ======

   Assumptions used to develop the pension cost and projected benefit obligation for the defined benefit pension plan for the following years ended December 31 are as follows:

                                                               1998  1997  1996
                                                               ----  ----  ----
   Discount rate (net periodic pension costs)................. 6.75%  7.0% 7.0%
                                                               ====  ====  ===
   Discount rate (projected benefit obligations).............. 6.75% 6.75% 7.0%
                                                               ====  ====  ===
   Expected rate of return on plan assets..................... 8.25%  8.0% 8.0%
                                                               ====  ====  ===

   For the calculation of the net periodic pension costs to be recorded in 1999, the expected rate of return on plan assets was held at 8.25%.

   Assumptions used to develop the net periodic postretirement benefit costs and accumulated postretirement benefit obligations for the following years ended December 31 are as follows:

                                                               1998  1997  1996
                                                               ----  ----  ----
   Discount rate (postretirement benefit cost)...............  6.75% 8.0%  8.0%
                                                               ====  ===   ===
   Discount rate (postretirement benefit obligation).........  6.75% 7.5%  8.0%
                                                               ====  ===   ===
   Healthcare cost trend rate (postretirement benefit cost)..   3.0% 8.0%  8.0%
                                                               ====  ===   ===
   Healthcare cost trend rate (postretirement benefit
    obligation)..............................................   3.0% 3.0%  8.0%
                                                               ====  ===   ===
   Rate of compensation increase.............................   2.0% 2.0%  2.0%
                                                               ====  ===   ===

   USX administers the postretirement healthcare plans for the eligible employees of the operating division of Chatwins Group previously owned by USX and bills Chatwins Group for its share of the postretirement costs related to Chatwins Group's retirees covered by the plans. During 1997, Chatwins Group's actuary reviewed

                              CHATWINS GROUP, INC.

several years of rates charged to Chatwins Group by USX for retiree medical coverage and, as a result, elected to reduce the applicable healthcare cost trend rate for all years subsequent to 1997 to 3%. This reduction in healthcare cost trend rate resulted in a reduction in Chatwins Group's accumulated postretirement benefit obligation and an increase in the unrecognized net gain from December 31, 1996 to December 31, 1997 and a reduction in the net periodic postretirement benefit cost for 1998. A one percentage point increase in the assumed healthcare cost trend rate would increase the benefit obligation at December 31, 1998 by approximately $104,000, increase projected 1999 net periodic cost by approximately $26,000 and increase the total of the service and interest cost components by approximately $14,000. Conversely, a one percentage point decrease in the assumed healthcare cost trend rate would result in approximate decreases in each by $86,000, $21,000 and $11,000, respectively.

NOTE 16: LEASES

   Minimum rental commitments under all noncancellable operating leases in effect at December 31, 1998, were as follows (in thousands):

                            Year ended December 31,
     -------------------------------------------------------------------------------------
      Total       1999         2000         2001         2002        2003       After 2003
     -------     ------       ------       ------       ------       ----       ----------
     $10,235     $1,843       $1,602       $1,366       $1,120       $976         $3,328
     =======     ======       ======       ======       ======       ====         ======

   Operating lease rental expense for the years ended December 31, 1998, 1997 and 1996, amounted to $2,003,000, $1,765,000 and $994,000, respectively.

NOTE 17: INCOME TAXES

   The tax provision comprises the following amounts (in thousands):

                                                      Year Ended December 31,
                                                      ------------------------
                                                       1998    1997     1996
                                                      ------- ------- --------
     Current:
       Federal....................................... $   --  $    91 $     16
       State and local...............................     --       48        9
                                                      ------- ------- --------
         Total.......................................     --      139       25
                                                      ------- ------- --------
     Deferred:
       Federal.......................................      29     694     (716)
                                                      ------- ------- --------
         Total.......................................      29     694     (716)
                                                      ------- ------- --------
         Total tax provision (benefit)............... $    29 $   833 $   (691)
                                                      ======= ======= ========

                              CHATWINS GROUP, INC.

   Chatwins Group's effective income tax rate, reflected in the accompanying consolidated statement of income, differs from the statutory rate due to the following (in thousands):

                                                  Year Ended December 31,
                                                  ----------------------------
                                                   1998      1997      1996
                                                  -------  ---------  --------
     Computed amount at statutory rate (34%)..... $   26   $   1,118  $   (657)
     Net change in valuation allowance...........    --         (360)      --
     State and local income taxes................    --           48         9
     Goodwill....................................     23           1        30
     Foreign sales corporation dividends.........    (20)        (59)      (52)
     Other--net..................................    --           85       (21)
                                                  ------   ---------  --------
       Total tax provision (benefit)............. $   29   $     833  $   (691)
                                                  ======   =========  ========

   Components of consolidated income taxes consist of the following (in thousands):

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1998     1997      1996
                                                   --------  -------  --------
     Income (loss) from continuing operations....  $     29  $   833  $   (691)
     Equity income (loss) from discontinued
      operations of affiliate....................      (221)     108        63
     Income (loss) from discontinued operations..      (325)    (131)      333
                                                   --------  -------  --------
       Total consolidated tax provision
        (benefit)................................  $   (517) $   810  $   (295)
                                                   ========  =======  ========

   Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                              At December 31,
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
     Depreciation............................................ $(3,210) $(3,503)
     Inventory basis differences.............................  (1,285)    (389)
     Other...................................................  (1,217)  (1,131)
                                                              -------  -------
       Deferred tax liabilities..............................  (5,712)  (5,023)
                                                              -------  -------
     Loss carryforwards (NOLs)...............................   4,589    1,262
     Book reserves...........................................   2,070    3,835
     Deferred compensation...................................     196      408
     Tax credit carryforwards................................     759      720
     Unicap adjustments......................................     235      240
     Other...................................................     316      494
                                                              -------  -------
     Deferred tax assets.....................................   8,165    6,959
     Less: Valuation allowance...............................    (640)    (640)
                                                              -------  -------
     Deferred tax assets, net................................   7,525    6,319
                                                              -------  -------
     Deferred taxes, net asset............................... $ 1,813  $ 1,296
                                                              =======  =======

   SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Chatwins Group periodically reviews

                              CHATWINS GROUP, INC.

the adequacy of the valuation allowance as a result of changes in its profitability and other factors. Based on its 1997 review, Chatwins Group reduced the valuation allowance by $360,000 in 1997. Based on rates in effect at December 31, 1998 and after consideration of the valuation allowance, approximately $4.5 million of future taxable income is required prior to expiration of Chatwins Group's NOL and credit carryforwards for full realization of net deferred tax assets. Chatwins Group believes that its future taxable income will be sufficient for full realization of the deferred tax assets.

   At December 31, 1998, Chatwins Group had net operating loss carryforwards for tax return reporting purposes of approximately $5.8 million, of which $1.4 million expires in 2008, $1.2 million expires in 2011 and $3.2 million expires in 2018. The availability of these carryforwards may be subject to limitations imposed by the Internal Revenue Code.

   The current and noncurrent classifications of the deferred tax balances are as follows (in thousands):

                                                               At December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
     Current:
       Deferred tax assets.................................... $ 2,966  $ 4,754
       Deferred tax liabilities...............................  (1,285)    (400)
       Less: Valuation allowance..............................    (232)    (460)
                                                               -------  -------
         Current deferred taxes, net asset....................   1,449    3,894
                                                               -------  -------
     Noncurrent:
       Deferred tax assets....................................   5,199    2,205
       Deferred tax liabilities...............................  (4,427)  (4,623)
       Less: Valuation allowance..............................    (408)    (180)
                                                               -------  -------
     Noncurrent deferred taxes, net asset (liability).........     364   (2,598)
                                                               -------  -------
     Deferred taxes, net asset................................ $ 1,813  $ 1,296
                                                               =======  =======

   At December 31, 1998, the consolidated balance sheet included deferred tax assets of $1.4 million and $0.4 million in other current assets and other assets, respectively. At December 31, 1997, the consolidated balance sheet included deferred tax assets of $3.9 million in other current assets and deferred tax liabilities of $2.6 million in other liabilities.

   A U.S. federal corporate income tax return examination has been completed for Chatwins Group's 1995 tax year. Chatwins Group believes adequate provisions for income taxes have been recorded for all years.

NOTE 18: COMMITMENTS AND CONTINGENT LIABILITIES

   In June 1993, the U.S. Customs Service (Customs) made a demand on Chatwins Group's Industrial rubber distribution division for $612,948.30 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on importations of "unmarked" hose products from 1982 to 1986. Following Chatwins Group's initial response raising various arguments in defense, including expired statute of limitations, Customs responded in January 1997 by reducing its demand to $370,968.00 and reiterating that demand in October 1997. Chatwins Group restated its position and continues to decline payment of the claim. Should the claim not be resolved, Customs threatens suit in the International Courts of Claims. Chatwins Group continues to believe, based on consultation with counsel, that there are facts which raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.

                              CHATWINS GROUP, INC.

   Chatwins Group is involved in various litigation matters in the ordinary course of business. In the opinion of management, settlement of these and other contingent matters will not have any material effect on Chatwins Group's financial position, results of operations or liquidity. Chatwins Group does not have any adverse commitments at December 31, 1998.

NOTE 19: SEGMENT DISCLOSURES AND RELATED INFORMATION

   Chatwins Group considers its separately identifiable divisions to be its reportable segments pursuant to the management approach. The following represents a description of each division.

   Alliance--Alliance, located in Alliance, Ohio, designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke oven machinery and other large steel-related fabrications. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

   Auto-Lok--Auto-Lok, located in Atlanta, Georgia, manufactures high quality roll formed and structural steel fabricated storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting of rack erection.

   CPI--CPI, located in McKeesport, Pennsylvania, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the alternative fueled vehicle compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

   Hanna--Hanna, with locations in Chicago, Illinois and Milwaukee, Wisconsin, designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

   Steelcraft--Steelcraft, located in Miami, Oklahoma, manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicles and agricultural trailers.

   Chatwins Group's continuing operations manufactures its products in the United States. Of Chatwins Group's $134.6 million of consolidated net sales for 1998, $12.0 million were export sales to other countries ($5.3 million to the Far East; $3.5 million to Latin and South America; $1.8 million to the U.K.; and $1.4 million to Canada).

   During 1998, no customer accounted for more than 10% of the net sales of Chatwins Group. Individual divisions of Chatwins Group have had customers in certain calendar years that have accounted for in excess of

                              CHATWINS GROUP, INC.

10% of that division's net sales. This occurs principally at CPI, Alliance, the Brooks operation of Hanna and Auto-Lok due to the large contract nature of their businesses, and commonly occurs for different customers from one year to the next.

   The following represents the disaggregation of financial data at and for the years ended December 31, 1998, 1997 and 1996 (in thousands except for related notes):

                                                            Capital    Total
                                        Net Sales EBITDA(1) Spending Assets(2)
                                        --------- --------- -------- ---------
   Year ended December 31, 1998:
   Alliance............................ $ 41,982   $ 2,485   $  232  $ 18,111
   Auto-Lok............................   25,794     1,775      400    10,645
   CPI.................................   28,284     6,003    1,421    20,117
   Hanna...............................   34,458     5,714      214    17,544
   Steelcraft..........................    3,960       644       10     1,651
   Europa..............................      105        62       15     1,106
   Headquarters........................      --     (2,007)      72    15,762
   Discontinued operations.............      --        --     2,731    23,560
                                        --------   -------   ------  --------
     Totals............................ $134,583    14,676   $5,095  $108,496
                                        ========             ======  ========
   Depreciation and amortization.......             (3,752)
   Interest expense(3).................             (6,791)
   Equity loss from continuing
    operations of affiliate............             (4,056)
                                                   -------
     Income from continuing operations
      before income taxes..............            $    77
                                                   =======
   Year ended December 31, 1997:
   Alliance............................ $ 43,791   $ 3,817   $  265  $ 14,872
   Auto-Lok............................   26,524       899      716    10,054
   CPI.................................   28,171     5,882    1,446    17,071
   Hanna...............................   33,420     4,721      229    15,916
   Steelcraft..........................    4,378       889       14     1,705
   Europa..............................      135        29      --      1,326
   Headquarters........................      --     (2,398)      24    20,794
   Discontinued operations.............      --        --     2,350    21,592
                                        --------   -------   ------  --------
     Totals............................ $136,419    13,839   $5,044  $103,330
                                        ========             ======  ========
   Depreciation and amortization.......             (3,326)
   Interest expense(3).................             (6,852)
   Equity loss from continuing
    operations of affiliate............               (373)
                                                   -------
     Income from continuing operations
      before income taxes..............            $ 3,288
                                                   =======
   Year ended December 31, 1996:
   Alliance............................ $ 28,091   $ 1,546   $  326  $ 12,662
   Auto-Lok............................   16,864      (154)     525     7,860
   CPI.................................   25,107     5,377    1,493    16,236
   Hanna...............................   29,617     3,127      391    15,972
   Steelcraft..........................    4,010       771       45     1,766
   Europa..............................      148        94      100     1,433
   Headquarters........................      --     (1,558)     171    20,286
   Discontinued operations.............      --        --     1,653    19,024
                                        --------   -------   ------  --------
     Totals............................ $103,837     9,203   $4,704  $ 95,239
                                        ========             ======  ========
   Depreciation and amortization.......             (3,473)
   Interest expense(3).................             (6,746)
   Equity loss from continuing
    operations of affiliate............               (915)
                                                   -------
     Loss from continuing operations
      before income taxes..............            $(1,931)
                                                   =======

                              CHATWINS GROUP, INC.

--------
(1) EBITDA is presented as it is the primary measurement used by management in assessing segment performance.
(2) Headquarters total assets at December 31, 1998, 1997 and 1996 are primarily comprised of deferred tax assets and Chatwins Group's investment in Reunion common stock. See note 5.
(3) Excludes amortization of debt issuance expenses of $671,000, $550,000 and $632,000 for the years ended December 31, 1998, 1997 and 1996 respectively.

NOTE 20: DISCONTINUED OPERATIONS

   During the second quarter of 1999, Chatwins Group's management adopted a plan to exit the grating manufacturing business through the disposition of substantially all the business and assets of Discontinued Klemp. Upon adoption of the plan, Chatwins Group classified and began accounting for Discontinued Klemp, including its international grating subsidiaries, as discontinued operations in accordance with APB 30, which requires discontinued operations to be reported separately from continuing operations.

   The assets, liabilities and equity accounts of Discontinued Klemp have been separately classified on the balance sheet as net assets of discontinued operations. A summary of these assets, liabilities and equity accounts follows (in thousands):

                                                 At December 31, At December 31,
                                                      1998            1997
                                                 --------------- ---------------
                    ASSETS:
Cash and cash equivalents.......................     $   128         $   104
Receivables, net................................       8,644           8,207
Inventories, net................................       6,240           5,688
Other current assets............................         918             316
Property, plant and equipment, net..............      13,781          12,212
Goodwill, net...................................         930             986
Other assets, net...............................       1,789           2,018
                                                     -------         -------
Total assets....................................      32,430          29,531
                                                     -------         -------
            LIABILITIES AND EQUITY:
Current maturities of debt......................         756             652
Trade payables..................................       6,293           5,077
Other current liabilities.......................       1,448           1,092
Other long-term debt............................         680             680
Other liabilities...............................          79              93
Minority interest...............................         968           1,033
Cumulative translation adjustment...............      (1,354)           (688)
                                                     -------         -------
Total liabilities and equity....................       8,870           7,939
                                                     -------         -------
Net assets of discontinued operations...........     $23,560         $21,592
                                                     =======         =======

   Pursuant to APB 30, the consolidated financial statements reflect the operating results of Discontinued Klemp separately from continuing operations. Summarized results of Discontinued Klemp operations follow (in thousands) (unaudited):

Year Ended December 31,                                         1998     1997
-----------------------                                        -------  -------
Net sales..................................................... $57,003  $52,501
Loss before taxes.............................................  (1,415)    (489)

   The above results of Discontinued Klemp operations include allocated interest expense of $2,637,000 and $2,374,000 for the years ended December 31, 1998 and 1997, respectively.

                              CHATWINS GROUP, INC.

                           CONSOLIDATED BALANCE SHEET
                                AT JUNE 30, 1999
                                 (In Thousands)
                                  (Unaudited)

                                                                        At
                                                                     June 30,
                                                                       1999
                                                                     --------
                              ASSETS:
Cash and cash equivalents........................................... $     81
Receivables, net....................................................   24,951
Inventories, net (note 3)...........................................   13,300
Other current assets................................................    3,540
Net assets of discontinued operations...............................   22,699
                                                                     --------
    Total current assets............................................   64,571
Property, plant and equipment, net..................................   17,744
Investments, net....................................................    6,500
Due from related parties............................................    2,303
Goodwill, net.......................................................    3,473
Other assets, net...................................................    5,595
                                                                     --------
    Total assets.................................................... $100,186
                                                                     ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY:
Revolving Credit Facility........................................... $ 31,213
Current maturities of debt..........................................   25,016
Trade payables......................................................    9,685
Other current liabilities...........................................    7,583
                                                                     --------
    Total current liabilities.......................................   73,497
Senior notes due 2003, net..........................................   24,943
Other long-term debt................................................       48
Other liabilities...................................................    1,415
                                                                     --------
    Total liabilities...............................................   99,903
Commitments and contingent liabilities (note 6).....................      --
Redeemable preferred stock..........................................    8,710
Warrant value.......................................................       14
Stockholders' equity (note 4).......................................   (8,441)
                                                                     --------
Total liabilities, redeemable perferred stock and stockholders'
 equity............................................................. $100,186
                                                                     ========

      See accompanying notes to unaudited condensed consolidated financial statements.

                              CHATWINS GROUP, INC.

      CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
             (In Thousands, Except Share and Per Share Information)
                                  (Unaudited)

                                                           Six Months Ended
                                                               June 30,
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
Net sales................................................. $ 61,667  $ 63,004
Cost of sales.............................................   50,866    50,018
                                                           --------  --------
  Gross profit............................................   10,801    12,986
Selling, general & administrative.........................    6,763     7,378
Other expense, net........................................      310       126
                                                           --------  --------
  Operating profit........................................    3,728     5,482
Interest expense, net.....................................    3,588     3,604
Equity loss from continuing operations of affiliate.......       67     3,441
                                                           --------  --------
Income (loss) from continuing operations before income
 taxes....................................................       73    (1,563)
Provision for income taxes................................       32      (641)
                                                           --------  --------
Income (loss) from continuing operations..................       41      (922)
Discontinued operations, net of tax:
  Equity loss from discontinued operations of affiliate...      (93)     (274)
  Income (loss) from discontinued operations..............      609      (173)
                                                           --------  --------
  Total from discontinued operations......................      516      (447)
                                                           --------  --------
Cumulative effect of change in accounting principle, net
 of tax...................................................     (176)      --
                                                           --------  --------
  Net and comprehensive income (loss)..................... $    381  $ (1,369)
                                                           ========  ========
Income (loss) applicable to common stock.................. $    153  $ (1,597)
                                                           ========  ========
Earnings per common share--basic:
  Continuing operations................................... $  (0.65) $  (4.73)
  Discontinued operations.................................     1.78     (1.85)
  Change in accounting principle..........................    (0.60)      --
                                                           --------  --------
  Earnings (loss) per common share--basic................. $   0.53  $  (6.58)
                                                           ========  ========
  Average equivalent shares outstanding--basic............  289,726   242,887
                                                           ========  ========
Earnings per common share--diluted:
  Continuing operations................................... $  (0.65) $  (4.73)
  Discontinued operations.................................     1.78     (1.85)
  Change in accounting principle..........................    (0.60)      --
                                                           --------  --------
  Earnings (loss) per common share--diluted............... $   0.53  $  (6.58)
                                                           ========  ========
  Average equivalent shares outstanding--diluted..........  289,726   242,887
                                                           ========  ========

      See accompanying notes to unaudited condensed consolidated financial statements.

                              CHATWINS GROUP, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                 (In Thousands)
                                  (Unaudited)

                                                           Six Months Ended
                                                                June 30
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
Cash provided by (used in) operating activities........... $    (38) $    277
                                                           --------  --------
Cash flow from investing activities:
Proceeds from sale of property............................    4,563        --
Capital expenditures......................................   (1,771)   (2,468)
Investment in joint venture...............................       --      (100)
                                                           --------  --------
Cash provided by (used in) investing activities...........    2,792    (2,568)
                                                           --------  --------
Cash flow from financing activities:
Repayments of debt........................................      (48)      (48)
Net change in revolving credit facilities.................   (2,792)    1,714
Increase (decrease) in consolidated subsidiary
 indebtedness.............................................      (94)      101
                                                           --------  --------
Cash provided by (used in) financing activities...........   (2,844)    1,767
                                                           --------  --------
Net decrease in cash and cash equivalents.................      (90)     (524)
Change in cash of discontinued operations.................      (42)       34
Cash and cash equivalents, beginning of year..............      213       630
                                                           --------  --------
Cash and cash equivalents, end of period.................. $     81  $    140
                                                           ========  ========



      See accompanying notes to unaudited condensed consolidated financial statements.

                              CHATWINS GROUP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999


NOTE 1: BASIS OF PRESENTATION

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair statement of the results of operations have been included. The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results of operations for the full year.

   Effective January 1, 1999, the company adopted the AICPA's Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Such adoption is reported as the cumulative effect of a change in accounting principle and resulted in the write-off of $176,000 of start-up costs, net of taxes of $91,000. Such start-up costs primarily related to the Company's international subsidiaries.

NOTE 2: DISCONTINUED OPERATIONS

   During the second quarter of 1999, the Company's management adopted a plan to exit the grating manufacturing business through the disposition of substantially all the business and assets of the Company's Klemp division (Discontinued Klemp). Upon adoption of the plan, the Company classified and began accounting for Discontinued Klemp, including its international grating subsidiaries, as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB
30), which requires discontinued operations to be reported separately from continuing operations.

   On May 28, 1999, the Company entered into a non-binding letter of intent
(LOI) with Alabama Metal Industries Corporation (AMICO), which was subsequently amended on July 12, 1999 and on August 17, 1999, for the sale of substantially all of the domestic business and assets of Discontinued Klemp for $31.5 million in cash and the assumption by AMICO of certain operating liabilities.

                              CHATWINS GROUP, INC.

   The assets, liabilities and equity accounts of Discontinued Klemp have been separately classified on the balance sheet as net assets of discontinued operations. A summary of these assets, liabilities and equity accounts follows (in thousands):

                                                                     At June 30,
                                                                        1999
                                                                     -----------
                                                                     (unaudited)
                              ASSETS:
Cash and cash equivalents...........................................   $   170
Receivables, net....................................................     8,390
Inventories, net....................................................     5,654
Other current assets................................................     1,480
Property, plant and equipment, net..................................    13,419
Other assets, net...................................................     1,857
                                                                       -------
Total assets........................................................    30,970
                                                                       -------
                      LIABILITIES AND EQUITY:
Current maturities of debt..........................................       662
Trade payables......................................................     5,872
Other current liabilities...........................................     1,598
Other long-term debt................................................       680
Other liabilities...................................................        82
Minority interest...................................................       951
Cumulative translation adjustment...................................    (1,574)
                                                                       -------
Total liabilities and equity........................................     8,271
                                                                       -------
Net assets of discontinued operations...............................   $22,699
                                                                       =======

   Pursuant to APB 30, the consolidated financial statements reflect the operating results of Discontinued Klemp separately from continuing operations. Summarized results of Discontinued Klemp operations follow (in thousands) (unaudited):

Six Months Ended June 30,
-------------------------
Net sales...................................................... $26,062 $27,325
Income (loss) before taxes.....................................   1,016    (288)

   The above results of Discontinued Klemp operations include allocated interest expense of $1,302,000 and $1,296,000 for the six month periods ended June 30, 1999 and 1998, respectively. The above results of Discontinued Klemp operations includes a $1,681,000 gain on sale of property for the six months ended June 30, 1999.

NOTE 3: INVENTORIES

   Inventories are comprised of the following (in thousands):

                                                                     At June 30,
                                                                        1999
                                                                     -----------
Raw materials.......................................................   $ 4,947
Work-in-process.....................................................     4,433
Finished goods......................................................     4,126
                                                                       -------
  Total inventories.................................................    13,506
Less: LIFO reserves.................................................      (206)
                                                                       -------
  Inventories, net..................................................   $13,300
                                                                       =======

                              CHATWINS GROUP, INC.

NOTE 4: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

   The following represents a reconciliation of the change in stockholders' equity for the six month period ended June 30, 1999 (in thousands):

                         Par Value          Capital in
                         of Common Treasury Excess of    Notes    Accumulated
                           Stock    Stock   Par Value  Receivable   Deficit    Total
                         --------- -------- ---------- ---------- ----------- -------
At January 1, 1999......   $  3     $(500)    $1,860    $(1,001)    $(8,956)  $(8,594)
Activity (unaudited):
  Net income............    --        --         --         --          381       381
  Preferred stock
   accretions...........    --        --         --         --         (228)     (228)
                           ----     -----     ------    -------     -------   -------
At June 30, 1999........   $  3     $(500)    $1,860    $(1,001)    $(8,803)  $(8,441)
                           ====     =====     ======    =======     =======   =======

   The computations of basic and diluted earnings per common share (EPS) for the six month periods ended June 30, 1999 and 1998 are as follows (in thousands, except share and per share amounts) (unaudited):

                                                                Average
                                                       Income   Shares   EPS
                                                       -------  ------- ------
Six months ended June 30, 1999:
  Net income.......................................... $   381
  Less: Preferred stock dividend accretions...........    (228)
                                                       -------
  Income available to common stockholders, shares
   outstanding and basic EPS.......................... $   153  289,726 $ 0.53
                                                       =======  ======= ======
Six months ended June 30, 1998:
  Net loss............................................ $(1,369)
  Less: Preferred stock dividend accretions...........    (228)
                                                       -------
  Income available to common stockholders, shares
   outstanding and basic EPS.......................... $(1,597) 242,887 $(6.58)
                                                       =======  ======= ======

   For the six month periods ended June 30, 1999 and 1998, assumed exercise of the Warrants has an anti-dilutive effect on per-share income from continuing operations. Therefore, basic and diluted EPS are the same for both periods.

NOTE 5: RELATED PARTY TRANSACTIONS

SPI Consulting Agreement

   The Company has a consulting agreement with Stanwich Partners, Inc. under which $150,000 was expensed in each six-month period ended June 30, 1999 and 1998.

CPS Leasing

   The Company has entered into various operating lease agreements with CPS Leasing, Inc. (CPSL), a company owned 80% by Consumer Portfolio Services and 20% by Charles E. Bradley Jr., President of Consumer Portfolio Services and son of Charles E. Bradley Sr., Chairman of the Board, Director and shareholder of the Company (Mr. Bradley). During the first half of 1999, the Company made lease payments totaling $211,688 to CPSL.

                              CHATWINS GROUP, INC.

Kingway

   Pursuant to a services agreement entered into between Stanwich Acquisition Corp., which is doing business as Kingway Material Handling Company (Kingway), and the Company, the Company provides Kingway with manufacturing facilities and overhead support with its surplus floor space at its Auto-Lok division in Acworth, GA. Kingway's common stock is wholly owned by directors, shareholders and/or members of the executive managements of the Company and Reunion. During the first half of 1999, costs totaling $1,597,202 were charged to Kingway under this services agreement. At June 30, 1999, the Company had receivables totaling $1,293,430 from Kingway.

NAPTech

   Pursuant to a services agreement entered into between NPS Acquisition Corp., which is doing business as NAPTech Pressure Systems (NAPTech), and the Company's CPI division, the Company provides certain administrative services to NAPTech. NAPTech's common stock is wholly owned by Mr. Bradley. During the first half of 1999, costs totaling $387,018 were charged to NAPTech under this services agreement. At June 30, 1999, the Company had receivables totaling $534,920 from NAPTech.

Oneida Insurances

   Oneida Rostone Corp., Reunion's plastic products segment, obtains its property, casualty, and product and general liability insurance coverage through the Company. During the first half of 1999, the rate for such insurance was $23,500 per month, which represented the approximate cost of such insurance to the Company.

   At June 30, 1999, the Company had notes receivable totalling $475,000 from Oneida Rostone Corp.

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

   In June 1993, the U.S. Customs Service (Customs) made a demand on the Company's former industrial rubber distribution division for $612,948 in marking duties pursuant to 19 U.S.C. Sec. 1592. The duties are claimed on importations of "unmarked" hose products from 1982 to 1986. Following the Company's initial response raising various arguments in defense, including expired statute of limitations, Customs responded in January 1997 by reducing its demand to $370,968 and reiterating that demand in October 1997. The Company restated its position and continues to decline payment of the claim. Should the claim not be resolved, Customs threatens suit in the International Court of Claims. The Company continues to believe, based on consultation with counsel, that there are facts which raise a number of procedural and substantive defenses to this claim, which will be vigorously defended. There is no applicable insurance coverage.

   The Company is involved in various other litigation matters in the ordinary course of business. In the opinion of management, settlement of these various litigation matters and other contingent matters will not have any material effect on the Company's financial position. The Company does not have any adverse commitments at June 30, 1999.

NOTE 7: OPERATING SEGMENT DISCLOSURES

   The Company considers its separately identifiable divisions to be its operating segments pursuant to the management approach. The following represents a description of each division and a disaggregation of certain financial information by operating segment.

                              CHATWINS GROUP, INC.

   Alliance--Alliance, located in Alliance, Ohio, designs, engineers and manufactures cranes used in a wide range of steel and aluminum mill applications and large special purpose cranes used in marine and aerospace applications and heavy industrial plants. Alliance also manufactures lighter duty cranes for various industrial applications, coke oven machinery and other large steel-related fabrications. In recent years, Alliance has expanded and diversified its engineering and manufacturing capabilities to offer a variety of equipment and related engineering, fabrication, maintenance and repair services.

   Auto-Lok--Auto-Lok, located in Atlanta, Georgia, manufactures high quality roll formed and structural steel fabricated storage racks for industrial and commercial handling systems and general storage applications. In addition, Auto-Lok participates on larger contracts in the sale of total material handling systems through purchasing and reselling related components such as decking and carton flow devices, and subcontracting of rack erection.

   CPI--CPI, located in McKeesport, Pennsylvania, specializes in manufacturing large, seamless pressure vessels for the above ground storage and transportation of highly pressurized gases such as natural gas, hydrogen, nitrogen, oxygen and helium. These pressure vessels are provided to customers such as industrial gas producers and suppliers, the alternative fueled vehicle compressed natural gas fuel industry, chemical and petrochemical processing facilities, shipbuilders, NASA, public utilities and gas transportation companies.

   Hanna--Hanna, with locations in Chicago, Illinois and Milwaukee, Wisconsin, designs and manufactures a broad line of hydraulic and pneumatic cylinders, actuators, accumulators and manifolds. These products are used in a wide variety of industrial and mobile machinery and equipment requiring the application of force in a controlled and repetitive process. Hanna's specialty is custom cylinders in both small quantities packaged by its distributors with valves, pumps and controls as complete fluid power systems and large quantities sold directly to equipment manufacturers.

   Steelcraft--Steelcraft, located in Miami, Oklahoma, manufactures and sells cold-rolled steel leaf springs. Its principal customers are manufacturers of trailers for boats, small utility vehicles and golf carts and makers of recreational vehicles and agricultural trailers.

                              CHATWINS GROUP, INC.

   The following represents the disaggregation of financial data (in thousands) (unaudited):

                                              Net             Capital   Total
                                             Sales  EBITDA(1) Spending  Assets
                                            ------- --------- -------- --------
Six months ended and at June 30, 1999:
  Alliance................................. $12,966  $  (115)  $   46  $ 13,722
  Auto-Lok.................................  16,501    1,644      167    10,122
  CPI......................................  12,641    2,168      576    18,245
  Hanna....................................  17,614    2,642      288    16,691
  Steelcraft...............................   1,891      218       73     1,600
  Headquarters/Other.......................      54   (1,152)      13    17,107
  Discontinued Klemp.......................     --       --       608    22,699
                                            -------  -------   ------  --------
    Totals................................. $61,667    5,405   $1,771  $100,186
                                            =======            ======  ========
  Depreciation and amortization............           (2,037)
  Interest expense(3)......................           (3,228)
  Equity loss from continuing operations of
   affiliate...............................              (67)
                                                     -------
    Income before income taxes.............          $    73
                                                     =======
Six months ended June 30, 1998:
  Alliance................................. $19,419  $ 1,571   $  130
  Auto-Lok.................................  12,010      859      243
  CPI......................................  12,662    2,496      520
  Hanna....................................  16,698    2,784      146
  Steelcraft...............................   2,215      460        5
  Headquarters/Other.......................     --    (1,134)      34
  Discontinued Klemp.......................     --       --     1,390
                                            -------  -------   ------
    Totals................................. $63,004    7,036   $2,468
                                            =======            ======
  Depreciation and amortization............           (1,794)
  Interest expense(3)......................           (3,364)
  Equity loss from continuing operations of
   affiliate...............................           (3,441)
                                                     -------
    Loss before income taxes...............          $(1,563)
                                                     =======

(1) EBITDA is primary measure used by management in assessing performance.
(2) Data of international subsidiaries are reported as part of Klemp.
(3) Excludes amortization of debt issuance expenses of $360,000 and $240,000 for the six month periods ended June 30, 1999 and 1998, respectively.

                       Report of Independent Accountants

To the Board of Directors and Shareholders of Stanwich Acquisition Corp.

   In our opinion, the accompanying balance sheet and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Stanwich Acquisition Corp. (SAC), doing business as Kingway Material Handling Company (Kingway), at December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of SAC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming that SAC will continue as a going concern. As discussed in Note 1 to the financial statements, all of SAC's debt matures in September 1999 which, based on the working capital deficiency and the cash flows generated by SAC, raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also disclosed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   As discussed in Notes 3 and 4 to the accompanying financial statements, SAC has engaged in various transactions and has established certain relationships with various affiliates and shareholders. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania 15219
March 31, 1999, except as to Note 16 which is as of May 14, 1999

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                                 BALANCE SHEET
                      (In Thousands, Except Share Amounts)

                                                           At December 31, 1998
                                                           --------------------
                         ASSETS:
                         -------

Cash in banks............................................        $   661
Accounts receivable (net of allowance for doubtful
 accounts of $48)........................................          4,203
Inventories (Note 5).....................................          1,070
Prepaid and other current assets.........................             96
                                                                 -------
  Total current assets...................................          6,030
Plant and equipment (net of accumulated depreciation of
 $264) (Note 6)..........................................          2,278
Goodwill (net of accumulated amortization of $1,029)
 (Note 2)................................................         12,352
Deferred financing costs (net of accumulated amortization
 of $158)................................................            326
Other noncurrent assets..................................             53
                                                                 -------
  Total assets...........................................        $21,039
                                                                 =======
          LIABILITIES AND SHAREHOLDERS' EQUITY:
          -------------------------------------

Revolver, related party (Notes 3, 4 and 7)...............        $ 7,565
Term loan (Note 8).......................................          6,180
Accounts payable.........................................          1,053
Due to related parties (Note 4)..........................          1,254
Other current liabilities................................            398
                                                                 -------
  Total liabilities......................................         16,450
                                                                 -------
Contingent liabilities and commitments (Note 14).........             --
Preferred stock, $.10 par value (10,000 shares
 authorized; 5,000 issued and outstanding) (Note 9)......          5,875

Shareholders' equity (Note 10):
Common stock, $.01 par value (1,000 shares--authorized,
 issued and outstanding)
  Additional paid-in-capital.............................             25
  Accumulated deficit....................................         (1,311)
                                                                 -------
    Total shareholders' equity...........................         (1,286)
                                                                 -------
    Total liabilities and shareholders' equity...........        $21,039
                                                                 =======


   The accompanying notes are an integral part of these financial statements.

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                            STATEMENT OF OPERATIONS
                                 (In Thousands)

                                                                  Year ended
                                                               December 31, 1998
                                                               -----------------
Net sales.....................................................      $17,474
Cost of sales.................................................       11,990
                                                                    -------
  Gross profit................................................        5,484
Selling, general and administrative...........................        2,763
Amortization of goodwill......................................          881
                                                                    -------
  Operating profit............................................        1,840
Interest expense..............................................        2,234
Interest income...............................................           43
  Loss before taxes...........................................         (351)
Income taxes..................................................           --
                                                                    -------
  Net loss....................................................      $  (351)
                                                                    =======



   The accompanying notes are an integral part of these financial statements.

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                 Year ended
                                                              December 31, 1998
                                                              -----------------
Operating Activities:
  Net loss...................................................      $  (351)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation.............................................          246
    Amortization of goodwill.................................          881
    Amortization of deferred financing costs.................          158
    Changes in assets and liabilities:
      Accounts receivable....................................       (1,203)
      Inventories............................................          374
      Prepaid and other current assets.......................          (94)
      Accounts payable.......................................          527
      Other current liabilities..............................          377
      Other noncurrent assets................................         (298)
                                                                   -------
Net cash provided by operating activities....................          617

Investing Activities:
  Capital expenditures.......................................       (1,006)
                                                                   -------
  Net cash used in investing activities......................       (1,006)
                                                                   -------
  Decrease in cash...........................................         (389)
  Cash at beginning of period................................        1,050
                                                                   -------
  Cash at end of period......................................      $   661
                                                                   =======
Noncash Financing Activity:
  Refinancing of debt........................................      $ 5,935
                                                                   =======
Supplemental Disclosures:
  Cash paid for interest.....................................      $ 2,095
                                                                   =======


   The accompanying notes are an integral part of these financial statements.

                           STANWICH ACQUISITION CORP.

                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 1: BASIS OF PRESENTATION AND GOING CONCERN CONSIDERATIONS

Basis of Presentation

   Stanwich Acquisition Corp. (SAC) is a privately-held Delaware corporation formed for the purpose of acquiring substantially all of the assets and assuming certain liabilities relating to the business of manufacturing, distributing, marketing, selling and installing gravity flow racking and computer assisted picking systems of the Kingston-Warren Corporation (Kingston), a New Hampshire corporation. On September 11, 1997, SAC entered into an asset purchase agreement with Kingston pursuant to which SAC acquired the net assets of Kingston's flow racking and computer assisted picking systems business in a transaction it accounted for under the purchase method pursuant to Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." SAC is currently doing business as (D/B/A) the Kingway Material Handling Company (Kingway).

   SAC has established certain relationships with and engaged in various transactions with other entities, both private and public corporations, to which they are related. In addition to relationships with SAC, these other entities are related to and affiliated with each other. See notes 3 and 4.

   These financial statements have been prepared by SAC's management in conformity with generally accepted accounting principles and include such estimates and adjustments as deemed necessary to present fairly the financial position of SAC at December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998. The use of estimates affects the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies during the reporting period which, in the normal course of business, are subsequently adjusted to actual results. Actual results could differ from those estimates.

Going Concern Considerations

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As discussed in Notes 4, 7 and 16, SAC has the Revolver with outstanding borrowings of $7,564,700 at December 31, 1998, which is due on September 2, 1999. As discussed in Note 8, SAC has the Term Loan with outstanding borrowings of $6,180,000 at December 31, 1998, which is due on September 1, 1999. As of December 31, 1998, SAC has a working capital deficiency.

   Without the assumption of SAC's debt by Reunion in the merger as discussed in Note 16 or other restructuring of its obligations, SAC will not have sufficient resources to meet its debt maturities in September 1999. If the merger and related assumption of SAC's debt or other restructuring of its obligations are delayed or do not occur, management intends to attempt to negotiate extensions of the maturity dates of SAC's debt and/or seek replacement financing.

   SAC's Revolver is with a related party, Stanwich Financial Services Corp.
(SFSC). In March 1999, SAC and SFSC negotiated and agreed to an extension of the Revolver to September 1, 1999. SAC's Term Loan is with an unrelated third party but is guaranteed by related parties. Through the date of this report, SAC has not had any discussions with its lenders regarding extensions of the maturity dates of the Revolver and Term Loan beyond September 1999. There can be no assurances that SAC would be able to obtain extensions of its debt maturities from its current lenders or be able to arrange replacement financing on acceptable terms or at all. If SAC is unable to arrange sufficient financing, it may be necessary to curtail operations and/or sell assets to meet its obligations.

                          STANWICH ACQUISITION CORP.

NOTE 2: BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

   SAC operates in the material handling industry and manufactures two major product lines for the order selection segment of the industry: gravity flow racking and computer assisted picking systems (CAPS).

   SAC's gravity flow order selection system utilizes low-slope angle inclined shelves with roll tracking and is designed for businesses requiring fast-paced and accurate order creation and distribution. It also allows for merchandise rotation on a first-in, first-out basis.

   SAC's CAPS software computerizes the order selection process by utilizing a series of interconnected lights throughout a customer's distribution center. The distribution center receives orders from a host computer which instantly sends data to the pick line, thus eliminating paper pick lists and significantly improving order accuracy and speed of distribution.

Revenue Recognition

   SAC recognizes revenue from sales of the following products and services:

  .  racking hardware;

  .  installation of racking hardware;

  . computer hardware, including the electronic lighting hardware used by the CAPS software;

  .  installation of the electronic lighting hardware;

  .  CAPS software package; and,

  . training and on-site support for the customer during the CAPS software installation period.

   Revenue is recognized when services are rendered or products are shipped to the customer. In the case of the CAPS software, revenue is recognized when the computer containing a copy of the software is shipped to the customer or when SAC authorizes a customer to download the software onto a customer-owned machine. Revenues from installation services, training, and on-site customer support are recognized ratably during the period over which such services are rendered.

Accounts Receivable

   SAC has no individual account or geographic concentrations of credit risk. SAC performs credit reviews on new customers and periodic credit reviews on existing customers and generally does not require collateral.

   The following contract amounts are included in accounts receivable:

                               Contract Amounts

                                                                 At December 31,
                                                                      1998
                                                                 ---------------
                                                                 (in thousands)
     Uncompleted contract costs over related billings...........     $1,442
     Uncompleted contract billings over related costs...........        (95)
                                                                     ------
       Net costs over billings..................................     $1,347
                                                                     ======

Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

                           STANWICH ACQUISITION CORP.

Plant and Equipment

   In connection with the Acquisition, the assets acquired by SAC were adjusted to their estimated fair market values. Fair market value was based on estimates included in an independent appraisal. Subsequent to the Acquisition, additions to plant and equipment are recorded at cost. Plant and equipment is depreciated using the straight-line method over the estimated useful lives of individual assets or asset groups. Estimated useful lives in years for depreciation are as follows: 3 to 10 for machinery and equipment; 3 to 8 for computer systems and equipment; 5 to 10 for furniture and fixtures. Expenditures for additions and improvements are capitalized. At the time units of plant and equipment are sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. See notes 3 and 6.

Goodwill

   Goodwill recorded as a result of the Acquisition is being amortized using the straight-line method over 15 years.

   SAC regularly evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or the carrying value of goodwill may not be recoverable. In evaluating goodwill for possible impairment, SAC uses an estimate of undiscounted future cash flows over the goodwill's remaining estimated useful life. Should this analysis indicate that goodwill is impaired, SAC would write-down its carrying value to fair market value.

NOTE 3: THE ACQUISITION AND RELOCATION

   The following discussions of the Acquisition and Relocation make reference to various entities and individuals that are directly related to or affiliated with each other. See note 4 for a discussion of related party relationships and transactions.

The Acquisition

   On September 11, 1997, SAC entered into an asset purchase agreement with Kingston pursuant to which SAC acquired substantially all of the assets of and assumed certain liabilities relating to Kingston's business of manufacturing, distributing, marketing, selling and installing gravity flow racking and computer assisted picking systems for a net cash purchase price of $18,050,000. SAC is a privately-held Delaware corporation owned 42.5% by Mr. Charles E. Bradley, Sr. (Mr. Bradley), 42.5% by Mr. Kimball J. Bradley (Kimball Bradley) and 15% by Mr. Richard L. Evans (Mr. Evans). Contemporaneously with entering into the asset purchase agreement SAC entered into an escrow agreement with Kingston pursuant to which it placed $850,000 in escrow to hold until the closing, a commitment letter with SFSC pursuant to which SFSC committed to provide SAC with a $13,000,000 term loan and to purchase $5,000,000 of SAC's mandatorily redeemable 15% cumulative preferred stock, and a demand promissory note with SFSC for $1,000,000. Funds for the $850,000 placed in escrow were provided by SFSC under the $1,000,000 demand note.

   On November 3, 1997, the date of the closing of the Acquisition, SAC paid $17,286,275 to Kingston representing the purchase price of $18,050,000 less the $850,000 of funds in escrow which were released to Kingston at the closing, less $47,000 of purchase price adjustments, plus $133,275 under a transition services agreement with Kingston entered into at the closing and described below. Also at the closing, SAC entered into employment agreements with four key employees of Kingston's former flow racking and CAPS operations, executed a $14,000,000 revolving credit facility with SFSC which replaced the $13,000,000 term loan commitment and $1,000,000 demand note discussed above, entered into a security agreement with SFSC to secure SAC's obligations to SFSC under the revolving credit facility and issued 5,000 shares of Series A

                           STANWICH ACQUISITION CORP.

Preferred Stock to SFSC for $5,000,000 in cash. Funds for the $17,286,275 paid to Kingston at the closing were provided by availability under the $14,000,000 revolving credit facility and the $5,000,000 of proceeds from sale of the Series A Preferred Stock. The excess of the purchase price over the fair market value of the acquired net assets was recorded as goodwill.

   The transition services agreement entered into by SAC and Kingston provided that, for a six-month period from the closing date, Kingston would provide manufacturing, administrative, computer, accounting, information and consumer response services to SAC necessary to continue the flow racking and CAPS operations under the new ownership during the six-month transition period. The price for such services included a $29,000 per month fixed charge for the use of Kingston's manufacturing facilities in New Hampshire and a charge for variable costs such as employee wages and benefits. The payments for such services were to be made in advance on the first and fifteenth business day of each month during the transition period, such payments representing 50% of that month's estimate by Kingston of the cost of such services to SAC. Such estimates were to be prepared by Kingston in good faith and with sufficient supporting documentation as SAC may reasonably request. The $133,275 paid to Kingston at the closing pursuant to the transition services agreement represented 50% of the first month's transition services cost to SAC. The transition services agreement was able to be terminated by either party or extended by SAC pursuant to various procedures as defined in the agreement. During 1998, including the initial charge paid at the closing, SAC paid Kingston $868,885 for transition services pursuant to this transition services agreement. Although SAC's management believes that amounts paid for transition services during the transition period were reasonable for the amount and nature of services received, it is possible that the costs of these services might not have been the same had they been provided by wholly unrelated third parties.

The Relocation

   Subsequent to the transition period described above, it was necessary to establish Kingway's business in a new location with adequate space and overhead support. At the time Kingway was available for purchase, the management of Chatwins Group, Inc. (Chatwins) wished to acquire Kingway as Kingway's flow racking and CAPS were thought to be important product line extensions to Chatwins' more traditional storage and material handling systems and Chatwins' material handling manufacturing operations in Acworth, Georgia possessed surplus floor space, production workforce, administrative organization and equipment that could be utilized to continue Kingway's operations. Chatwins was not, however, able to consummate the acquisition. Therefore, SAC and Chatwins entered into a service agreement pursuant to which Kingway would utilize Chatwins' surplus capacity in exchange for fees approximately equal to Chatwins' cost to provide such capacity and Kingway's flow racking and CAPS hardware manufacturing operations were relocated to Chatwins' facility in Acworth, Georgia during the second quarter of 1998 (Relocation). Kingway's software development and support staff remained in New Hampshire in newly leased office space not affiliated with Chatwins or Kingston.

NOTE 4: RELATED PARTIES, RELATIONSHIPS AND TRANSACTIONS

   The following is a discussion of related parties, relationships and transactions of SAC and other parties. Subsequent to December 31, 1998, several events have occurred involving the parties below which have affected or may affect SAC. See note 16.

The Parties and Relationships

   Reunion Industries, Inc.--Reunion Industries, Inc. (Reunion) is a publicly traded Delaware corporation headquartered in Stamford, Connecticut. Mr. Bradley is President, Chief Executive Officer and a director of

                           STANWICH ACQUISITION CORP.

Reunion and 42.5% shareholder of SAC. Mr. Evans is Executive Vice President, Chief Financial Officer and Secretary of Reunion and 15% shareholder of SAC. Mr. John G. Poole (Mr. Poole) is a director of Reunion.

   Chatwins Group, Inc.--Chatwins is a privately held Delaware corporation headquartered in Pittsburgh, Pennsylvania. Chatwins owns approximately 38% of Reunion's outstanding common stock. Mr. Bradley is Chairman of the Board and majority beneficial shareholder of Chatwins. Kimball Bradley is Senior Vice President, a shareholder of Chatwins, son of Mr. Bradley and 42.5% shareholder of SAC. Mr. Poole is a director and shareholder of Chatwins.

   Stanwich Financial Services Corp.--SFSC is a privately held Delaware corporation headquartered in Stamford, Connecticut primarily engaged in the business of providing acquisition financing and making equity investments. SFSC is owned 42.5% by Mr. Bradley, 42.5% by Charles E. Bradley, Jr., Mr. Bradley's son, and 7.5% by Mr. Poole.

The Transactions

   Chatwins Services Agreement--Since the Relocation, during 1998 SAC was charged $1,298,631 for manufacturing, selling and administrative services under the Chatwins services agreement. Of this amount, $850,996 was included in cost of goods sold and $447,635 was included in selling, general and administrative expenses in the accompanying statement of operations. At December 31, 1998, SAC owed Chatiwns $780,649 under the Chatwins services agreement which is included in due to related parties in the accompanying balance sheet. Although SAC's management believes that amounts paid for manufacturing, selling and administrative services under the Chatwins services agreement were reasonable for the amount and nature of services received, it is possible that the costs of these services might not have been the same had they been provided by wholly unrelated third parties.

   Revolver--SFSC has provided SAC with a revolving credit facility. During 1998, $1,776,780 of interest was paid by SAC to SFSC under the Revolver. At December 31, 1998, SAC had accrued interest payable to SFSC of $293,696 which is included in due to related parties in the accompanying balance sheet. SAC's management believes that the terms and conditions of the Revolver are comparable to those that SAC may be able to obtain from a wholly unrelated third party lender. See notes 7, 8 and 16.

   Term Loan--During 1998, SAC refinanced portions of the Revolver with another lender. SFSC paid $180,000 of SAC's closing expenses related to these refinancings which is included in due to related parties in the accompanying balance sheet. See notes 7 and 8.

NOTE 5: INVENTORIES

                                  Inventories

                                                                 At December 31,
                                                                      1998
                                                                 ---------------
                                                                 (in thousands)
     Raw materials..............................................     $  772
     Work-in-process............................................         71
     Finished goods.............................................        227
                                                                     ------
       Inventories..............................................     $1,070
                                                                     ======

                           STANWICH ACQUISITION CORP.

NOTE 6: PLANT AND EQUIPMENT

                              Plant and Equipment

                                                                 At December 31,
                                                                      1998
                                                                 ---------------
                                                                 (in thousands)
     Machinery and equipment....................................     $2,236
     Computer systems and equipment.............................        252
     Furniture and fixtures.....................................         54
                                                                     ------
       Plant and equipment......................................      2,542
     Accumulated depreciation...................................       (264)
                                                                     ------
       Plant and equipment, net.................................     $2,278
                                                                     ======

NOTE 7: REVOLVER

   On November 3, 1997, SAC executed a revolving credit note agreement with SFSC under which SFSC agreed to provide SAC with a revolving credit facility of up to a maximum principal amount of $14,000,000 (Revolver). On such date SAC borrowed $13,500,000, the substantial majority of the proceeds from which were used to partially fund the Acquisition. See note 3. In September and October 1998, portions of borrowings under the Revolver were refinanced with another lender. See note 8. At December 31, 1998, $7,564,700 was outstanding under the Revolver. The Revolver was originally due on March 2, 1999. See note 16.

   Interest under the Revolver is calculated at a fixed rate of 15% per annum (360 days per the note agreement) on the principal amounts outstanding. Interest is payable on the last business day (as defined) of each calendar quarter which began on December 31, 1997. During 1998, $1,776,780 of interest was paid to SFSC under the Revolver.

   At the same time as the execution of the Revolver, SAC, its shareholders and SFSC entered into security and pledge agreements wherein SAC assigned, pledged and granted to SFSC a continuing security interest in and lien upon all of SAC's property, assets and rights of every kind and SAC's shareholders assigned, pledged and granted to SFSC a continuing security interest in and lien upon all common stock held by them to secure borrowings under the Revolver.

NOTE 8: TERM LOAN

   On September 1 and October 19, 1998, SAC refinanced portions of the Revolver with an unrelated third party lender. The initial refinancing was for $5,235,000 and included $5,000,000 of cash proceeds paid to SFSC in partial repayment of the Revolver, a $180,000 success fee payable to the lender and $55,000 in fees paid to lender's counsel. Additional closing and facility fees totalling $180,000 were paid to the lender on SAC's behalf by SFSC related to this refinancing. SAC also paid $59,609 to its own counsel related to this refinancing from internally generated cash. The second refinancing was for $945,000 which included $935,300 of proceeds paid to SFSC in partial repayment of the Revolver and $9,700 in fees paid to lender's counsel.

   Both of these refinancings are pursuant to a single term loan agreement between SAC and its lender dated September 1, 1998 and subsequently amended on October 19, 1998. The term loan agreement and total outstanding borrowings of $6,180,000 have interim maturity dates of December 1, 1998, and March 1 and June 1, 1999 and a final maturity date of September 1, 1999. The term loan agreement requires the payment of a $61,800 extension fee, as defined, on each interim maturity date. The first extension fee was paid on December 1, 1998 and was recorded as interest expense.

                           STANWICH ACQUISITION CORP.

   Borrowings outstanding under the term loan agreement bear interest at an annual rate of The Chase Manhattan Bank prime rate plus 5.0%, but in no case less than 13.5%. At December 31, 1998, the rate for borrowings outstanding under the term loan agreement was 13.5%. Interest is payable on the first business day of each month in arrears. During 1998, SAC paid $255,683 of interest under the term loan agreement. The term loan agreement also provides for a post-default rate of interest, as defined, of The Chase Manhattan Bank prime rate plus 7.0%, but in no case less than 15.5%. Interest payable under the post-default rate is due on demand.

   Borrowings outstanding under the term loan agreement are secured by a continuing security interest in and lien upon all of SAC's property, assets and rights of every kind, such security interest and lien having been obtained by the execution of a security agreement by SAC wherein SFSC pledged its rights under the Revolver to the term loan lender. Borrowings under the term loan agreement are also secured by (i) the individual guaranties of Mr. Bradley, Kimball Bradley and Mr. Evans and corporate guaranty of SFSC; (ii) the individual pledge and security agreements executed by Mr. Bradley, Kimball Bradley and Mr. Evans wherein they have pledged as collateral their holdings of all shares of SAC common stock and holdings of common stock of another affiliated corporation; (iii) the corporate pledge agreement of SFSC of its holdings of the Series A Preferred Stock (see note 9) and its rights to and interests in certain of its notes receivable and holdings of common stock of other affiliated entities.

   The term loan agreement includes various representations, warranties and affirmative and negative covenants by SAC and provides the lender with certain rights and remedies including, but not limited to, acceleration, both in the event of default or subjectively, of all amounts borrowed under the term loan agreement. Financial covenants in the term loan agreement include the maintenance by SAC of a minimum earnings before interest, taxes, depreciation and amortization (EBITDA) and a maximum ratio of indebtedness to EBITDA, calculations of which are defined in the term loan agreement. Beginning on September 30, 1998, SAC is required to maintain a rolling twelve-month minimum EBITDA of $2.1 million, which increases to $2.6 million on October 31, 1998 and to $3.0 million on May 31, 1999. Beginning on September 30, 1998, SAC is required to maintain a maximum ratio of indebtedness to rolling twelve-month EBITDA of 3.00:1, which decreases to 2.50:1 on October 31, 1998 and to 2.10:1 on May 31, 1999. At December 31, 1998, SAC had complied with all financial covenants pursuant to the term loan agreement. SAC was also in compliance with all other representations, warranties and covenants at December 31, 1998.

NOTE 9: PREFERRED STOCK

   SAC has one series of preferred stock outstanding. This Series A Preferred Stock has a liquidation value of $1,000 per share. Each share is entitled to receive preferential and cumulative dividends at an annual rate of 15% of liquidation value. At December 31, 1998, the issued and outstanding shares of SAC's Series A Preferred Stock totalled 5,000 shares. All of these shares are held by SFSC. Proceeds from the issuance of the Series A Preferred Stock were used for the Acquisition. See notes 3, 7, 8 and 10.

NOTE 10: SHAREHOLDERS' EQUITY

                              Shareholders' Equity

                                           Common Capital Accumulated
                                           Stock  Paid-In   Deficit    Total
                                           ------ ------- ----------- -------
                                                     (in thousands)
At January 1, 1998........................  $--     $25     $  (210)  $  (185)
Activity for the year ended December 31,
 1998:
  Net loss................................   --      --        (351)     (351)
  Preferred stock dividend accretions.....   --      --        (750)     (750)
                                            ---     ---     -------   -------
At December 31, 1998......................  $--     $25     $(1,311)  $(1,286)
                                            ===     ===     =======   =======

                           STANWICH ACQUISITION CORP.

   Common stock outstanding totalled 1,000 shares and has a $.01 per share par value. Mr. Bradley and Kimball Bradley own 425 shares each and Mr. Evans owns 150 shares. All of these shares are pledged as security for borrowings under the Revolver and Term Loan. See notes 7, 8 and 9.

   SAC issued Series A Preferred Stock contemporaneously with the Acquisition. Dividends accreted from retained earnings since its issuance totalled $875,000 at December 31, 1998.

NOTE 11: EMPLOYEE BENEFITS

Pensions and Other Postretirement Benefits

   SAC does not sponsor, contribute to, or participate in any defined benefit pension or other postretirement benefit plans. SAC has a defined contribution plan covering all of its employees. SAC's defined contribution plan expense for 1998 totalled $40,962.

Postemployment Benefits

   Other than unemployment compensation benefits required by law, SAC does not provide postemployment benefits to former or inactive employees.

NOTE 12: INCOME TAXES

   No provision for income taxes was made for the year ended December 31, 1998 due to SAC's operating loss in 1998.

   Deferred income taxes result from temporary differences in the financial bases and tax bases of assets and liabilities. For tax purposes, SAC is treating the Acquisition as a purchase of assets. Accordingly, as of the date of the Acquisition, the assets and liabilities of Kingway were adjusted to their fair market values for both book and tax purposes. The types of differences that give rise to significant portions of SAC's deferred income tax liabilities and assets are shown in the accompanying table.

                          Deferred Income Tax Sources

                                                                 At December 31,
                                                                      1998
                                                                 ---------------
                                                                 (in thousands)
     Deferred income tax liabilities:
       Goodwill.................................................      $327
       Depreciation.............................................       103
       Other....................................................        19
                                                                      ----
         Deferred income tax liabilities........................       449
                                                                      ----
     Deferred income tax assets:
       Loss carryforwards.......................................       440
       Book reserves............................................        86
       Other....................................................         7
                                                                      ----
         Deferred income tax assets.............................       533
       Valuation allowance for deferred income tax assets.......       (84)
                                                                      ----
         Deferred income tax assets, net........................       449
                                                                      ----
         Deferred income taxes, net.............................      $--
                                                                      ====

                           STANWICH ACQUISITION CORP.

   SFAS No. 109 requires a valuation allowance where it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as losses in recent years." The ultimate realization of SAC's deferred income tax assets depends on its ability to generate sufficient taxable income in the future. While SAC believes that the deferred income tax assets will be realized by future operating results, such realization is uncertain. At December 31, 1998, SAC had net operating loss carryforwards totalling $1.1 million, all of which expire in 2018.

   The current and noncurrent classifications of deferred income tax liabilities and assets are shown in the accompanying table.

                     Classifications Deferred Income Taxes

                                                                 At December 31,
                                                                      1998
                                                                 ---------------
                                                                 (in thousands)
     Current:
       Deferred tax assets......................................      $  86
       Deferred tax liabilities.................................        (19)
       Less: valuation allowance................................        (67)
                                                                      -----
         Current deferred income taxes..........................        --
                                                                      -----
     Noncurrent:
       Deferred tax assets......................................        447
       Deferred tax liabilities.................................       (430)
       Less: valuation allowance................................        (17)
                                                                      -----
         Noncurrent deferred income taxes.......................        --
                                                                      -----
         Deferred income taxes, net.............................      $ --
                                                                      =====

NOTE 13: LEASES

   Lease rental expense for 1998 totalled $82,416. At December 31, 1998, SAC had minimum rental commitments under noncancelable operating leases as follows:
1999--$89,192; 2000--$84,692; 2001--$83,192; 2002--$25,248; 2003--$5,171.

NOTE 14: CONTINGENT LIABILITIES AND COMMITMENTS

   There were no legal proceedings against SAC at December 31, 1998. Additionally, there were no other contingent liabilities or commitments at December 31, 1998 that would have a material impact on the financial position or results of operations of SAC.

NOTE 15: FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash in banks; Accounts receivable; Accounts payable; Due to related parties--The carrying amounts of these financial instruments at December 31, 1998 approximate fair value due to their short maturities.

                           STANWICH ACQUISITION CORP.

   Revolver, related party; Term Loan--The Revolver has a fixed interest rate and the Term Loan has a variable interest rate with an interest rate floor, both of which approximate current market rates. Accordingly, management estimates that their carrying amounts approximate fair value at December 31, 1998.

NOTE 16: SUBSEQUENT EVENTS

The Revolver

   On March 2, 1999, SAC and SFSC executed an amendment to the Revolver pursuant to which the Revolver's maturity date was extended to the earlier of the merger of SAC with and into Reunion or September 2, 1999. SAC agreed to pay SFSC a $15,000 extension fee in consideration of this amendment. See "The Merger" below.

The Merger

   On March 31, 1999, Reunion announced that it entered into a merger agreement with Chatwins. This merger has been approved by the Boards of Directors of both Reunion and Chatwins and the shareholders of Chatwins. This merger is subject to, among other things, submission to a vote of Reunion's shareholders and had a designated closing date of June 29, 1999. In connection with this merger, Reunion announced that, on March 30, 1999, it entered into a merger agreement with SAC. Pursuant to this merger agreement, SAC's existing indebtedness would be assumed by Reunion and SAC's Series A Preferred Stock would be replaced by a new Reunion Series B Preferred Stock.

   On May 14, 1999, Reunion announced that its proposed merger with Chatwins has been delayed due to unfavorable market conditions for long-term bond financing, but that it intends to continue to pursue the merger in the hope that market conditions will improve. Reunion further announced that it and Chatwins were simultaneously pursuing other long-term financing options in an effort to consummate the merger in the next several months. There can be no assurances that the merger and related assumption of SAC's indebtedness will occur.

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                                 BALANCE SHEET
                                 (In Thousands)
                                  (Unaudited)

                                                                   At June 30,
                                                                      1999
                                                                   -----------
                             ASSETS:
Cash in banks.....................................................   $   894
Accounts receivable (net of allowance for doubtful accounts of
 $96).............................................................     4,091
Inventories.......................................................     1,043
Prepaid and other current assets..................................       268
                                                                     -------
  Total current assets............................................     6,296
Plant and equipment (net of accumulated depreciation of $455).....     2,350
Goodwill (net of accumulated amortization of $1,469)..............    11,911
Deferred financing costs (net of accumulated amortization of
 $403)............................................................        82
Other noncurrent assets...........................................        49
                                                                     -------
  Total assets....................................................   $20,688
                                                                     =======
              LIABILITIES AND SHAREHOLDERS' EQUITY:
Revolver, related party...........................................   $ 7,565
Term loan.........................................................     6,180
Accounts payable..................................................     1,011
Due to related parties............................................     1,716
Other current liabilities.........................................       399
                                                                     -------
  Total liabilities                                                   16,871
                                                                     -------
Contingent liabilities and commitments............................       --
Preferred stock, $.10 par value (10,000 shares authorized; 5,000
 issued and outstanding)..........................................     6,250
Shareholders' equity (note 10):
Common stock, $.01 par value (1,000 shares authorized, issued and
 outstanding).....................................................       --
Additional paid-in-capital........................................        25
Accumulated deficit...............................................    (2,458)
                                                                     -------
  Total shareholders' equity......................................    (2,433)
                                                                     -------
  Total liabilities and shareholders' equity......................   $20,688
                                                                     =======

    The accompanying notes are an integral part of these unaudited financial statements.

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                            STATEMENT OF OPERATIONS
                                 (In Thousands)
                                  (Unaudited)

                                                            Six months ended
                                                                June 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Net sales.................................................. $  7,827  $  7,635
Cost of sales..............................................    5,338     5,487
                                                            --------  --------
  Gross profit.............................................    2,489     2,148
Selling, general and administrative........................    1,406     1,241
Amortization of goodwill...................................      446       440
                                                            --------  --------
  Operating profit.........................................      637       467
Interest expense...........................................    1,427     1,004
Interest income............................................       18        24
                                                            --------  --------
  Loss before taxes........................................     (772)     (513)
Income taxes...............................................      --        --
                                                            --------  --------
  Net loss................................................. $   (772) $   (513)
                                                            ========  ========


    The accompanying notes are an integral part of these unaudited financial statements.

                           STANWICH ACQUISITION CORP.
                   (D/B/A KINGWAY MATERIAL HANDLING COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (In Thousands)
                                  (Unaudited)

                                                            Six months ended
                                                                 June 30
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Operating Activities:
  Net loss................................................. $   (772) $   (513)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation...........................................      194        86
    Amortization of goodwill...............................      446       440
    Amortization of deferred financing costs...............      244        79
    Changes in assets and liabilities:
      Accounts receivable..................................      112       279
      Inventories..........................................       27       (50)
      Prepaid and other current assets.....................     (172)       47
      Accounts payable.....................................      (42)      274
      Other current liabilities............................      463      (247)
      Other................................................       (1)      (21)
                                                            --------  --------
Net cash provided by operating activities..................      499       374
                                                            --------  --------
Investing Activities:
  Capital expenditures.....................................     (266)     (749)
                                                            --------  --------
  Net cash used in investing activities....................     (266)     (749)
                                                            --------  --------
  Increase (decrease) in cash..............................      233      (375)
  Cash at beginning of period..............................      661     1,050
                                                            --------  --------
  Cash at end of period.................................... $    894  $    675
                                                            ========  ========
Supplemental Disclosures:
  Cash paid for interest................................... $  1,131  $    821
                                                            ========  ========

    The accompanying notes are an integral part of these unaudited financial statements.

                           STANWICH ACQUISITION CORP.

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION AND GOING CONCERN CONSIDERATIONS

Basis of Presentation

   Stanwich Acquisition Corp. (SAC) is a privately-held Delaware corporation formed for the purpose of acquiring substantially all of the assets and assuming certain liabilities relating to the business of manufacturing, distributing, marketing, selling and installing gravity flow racking and computer assisted picking systems of the Kingston-Warren Corporation (Kingston), a New Hampshire corporation. On September 11, 1997, SAC entered into an asset purchase agreement with Kingston pursuant to which SAC acquired the net assets of Kingston's flow racking and computer assisted picking systems business in a transaction it accounted for under the purchase method pursuant to Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." SAC is currently doing business as (D/B/A) the Kingway Material Handling Company (Kingway).

   SAC has established certain relationships with and engaged in various transactions with other entities, both private and public corporations, to which they are related. In addition to relationships with SAC, these other entities are related to and affiliated with each other.

   These financial statements have been prepared by SAC's management in conformity with generally accepted accounting principles and include such estimates and adjustments as deemed necessary to present fairly the financial position of SAC at June 30, 1999 and the results of its operations and its cash flows for the six month periods ended June 30, 1999 and 1998. The use of estimates affects the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies during the reporting period which, in the normal course of business, are subsequently adjusted to actual results. Actual results could differ from those estimates.

Going Concern Considerations

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. SAC has the Revolver with outstanding borrowings of $7,564,700 at June 30, 1999, which was due on September 2, 1999. SAC has the Term Loan with outstanding borrowings of $6,180,000 at June 30, 1999, which was due on September 1, 1999. SAC has negotiated two-month extensions of each of these debts. See note 6. As of June 30, 1999, SAC had and continues to have a working capital deficiency.

   Without the assumption of SAC's debt by Reunion in the merger or other restructuring of its obligations, SAC will not have sufficient resources to meet its debt maturities in September 1999. If the merger and related assumption of SAC's debt or other restructuring of its obligations are delayed or do not occur, management intends to attempt to negotiate extensions of the maturity dates of SAC's debt and/or seek replacement financing.

   SAC's Revolver is with a related party, Stanwich Financial Services Corp.
(SFSC). SAC's Term Loan is with an unrelated third party but is guaranteed by related parties. Through the date of this report, SAC has not had any discussions with its lenders regarding extensions of the maturity dates of the Revolver and Term Loan beyond November 1999. There can be no assurances that SAC would be able to obtain extensions of its debt maturities from its current lenders or be able to arrange replacement financing on acceptable terms or at all. If SAC is unable to arrange sufficient financing, it may be necessary to curtail operations and/or sell assets to meet its obligations.

                           STANWICH ACQUISITION CORP.

NOTE 2: RELATED PARTY TRANSACTIONS

   The following is a discussion of related party transactions of SAC and other parties.

   Chatwins Services Agreement--During the six-month period ended June 30, 1999 SAC was charged $1,597,202 for manufacturing, selling and administrative services under the Chatwins services agreement. At June 30, 1999, SAC owed Chatwins $1,293,430 under the Chatwins services agreement which is included in due to related parties in the accompanying balance sheet. During the first half of 1999, SAC paid Chatwins $1,084,421 in cash pursuant to its obligation under the Chatwins services agreement. Although SAC's management believes that amounts paid for manufacturing, selling and administrative services under the Chatwins services agreement were reasonable for the amount and nature of services received, it is possible that the costs of these services might not have been the same had they been provided by wholly unrelated third parties.

   Revolver--SFSC has provided SAC with a revolving credit facility. During the first half of 1999, $573,486 of interest was paid by SAC to SFSC under the Revolver. At June 30, 1999, SAC had accrued interest payable to SFSC of $282,899, which is included in due to related parties in the accompanying balance sheet. SAC's management believes that the terms and conditions of the Revolver are comparable to those that SAC may be able to obtain from a wholly unrelated third party lender.

   Term Loan--During 1998, SAC refinanced portions of the Revolver with another lender. SFSC paid $180,000 of SAC's closing expenses related to these refinancings. During the first half of 1999, SAC repaid $40,000 of such expenses. The remaining $140,000 is included in due to related parties in the accompanying balance sheet.

NOTE 3: INVENTORIES

Inventories

  (in thousands)

                                                                At June 30, 1999
                                                                ----------------
   Raw materials...............................................      $  848
   Work-in-process.............................................          29
   Finished goods..............................................         166
                                                                     ------
     Inventories...............................................      $1,043
                                                                     ======

NOTE 4: SHAREHOLDERS' EQUITY

Shareholders' Equity

  (in thousands)

                                            Common Capital Accumulated
                                            Stock  Paid-In   Deficit    Total
                                            ------ ------- ----------- -------
   At January 1, 1999.....................   $--    $ 25     $(1,311)  $(1,286)
   Activity for the three month period
    ended June 30, 1999:
     Net loss.............................    --     --         (772)     (772)
     Preferred stock dividend accretions..    --     --         (375)     (375)
                                             ----   ----     -------   -------
   At June 30, 1999.......................   $--    $ 25     $(2,458)  $(2,433)
                                             ====   ====     =======   =======

                           STANWICH ACQUISITION CORP.

   Common stock outstanding totalled 1,000 shares and has a $.01 per share par value. All of these shares are pledged as security for borrowings under the Revolver and Term Loan.

   SAC's Series A Preferred Stock has dividends accreted from retained earnings since its issuance totalling $1,250,000 at June 30, 1999.

NOTE 5: CONTINGENT LIABILITIES AND COMMITMENTS

 Debt

   At June 30, 1999, SAC was in compliance with all financial and other covenants pursuant to its term loan agreement.

 Legal Proceedings and Other Commitments

   There were no legal proceedings against SAC at June 30, 1999. Additionally, there were no other contingent liabilities or commitments at June 30, 1999 that would have a material impact on the financial position or results of operations of SAC.

NOTE 6: SUBSEQUENT EVENTS

   SAC's Revolver and Term Loan were due on September 2, 1999 and September 1, 1999, respectively. Prior to these maturity dates, SAC and SFSC in regards to the Revolver and SAC and its third party lender in regards to the Term Loan negotiated and agreed to extensions of the maturity dates of these obligations.

                                    ANNEX A

                     AMENDED AND RESTATED MERGER AGREEMENT

   Amended and Restated Merger Agreement (this "Agreement"), dated as of July 28, 1999, by and between Reunion Industries, Inc., a Delaware corporation ("Reunion"), and Chatwins Group, Inc. a Delaware corporation ("Chatwins").

                              W I T N E S S E T H:

   WHEREAS, Reunion and Chatwins entered into a Merger Agreement, dated as of March 30, 1999 (the "Merger Agreement"), pursuant to which Reunion and Chatwins agreed that Reunion would acquire Chatwins on the terms and conditions set forth in the Merger Agreement;

   WHEREAS, the parties to the Merger Agreement now desire to amend and restate the Merger Agreement as set forth below;

   WHEREAS, the Boards of Directors of Chatwins and Reunion have approved and adopted this Agreement and have authorized the execution hereof; and

   WHEREAS, the holders of a majority of Chatwins Common Stock and Series A Preferred, Series B Preferred and Series C Preferred, each as defined below, have by written consent voted in favor of the Merger Agreement; and

   WHEREAS, the shareholders of Reunion shall vote for or against the adoption of this Agreement at a meeting thereof to be called as promptly as possible following the execution of this Agreement.

   NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and the representations, warranties, conditions and promises hereinafter contained, the parties to this Agreement hereby agree as follows:

                                   ARTICLE I
                                   THE MERGER

   1.1. The Merger.

   (a) At the Effective Time (as defined in Section 1.1(b)), Chatwins shall be merged with and into Reunion (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "Delaware GCL"), whereupon the separate existence of Chatwins shall cease and Reunion shall be the surviving corporation.

   (b) As soon as practicable after satisfaction or waiver of all conditions to the Merger, Chatwins and Reunion will file a certificate of merger (which shall be in form and substance reasonably satisfactory to the parties hereto) with the Secretary of State of the State of Delaware (the "Secretary of State") in accordance with Section 251(c) of the Delaware GCL and make all other filings or recordings required by the Delaware GCL in connection with the Merger. The Merger shall become effective on such date as the certificate of merger is duly filed with the Secretary of State or at such later date as is specified in the certificate of merger (the "Effective Time").

   (c) From and after the Effective Time, Reunion shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of Chatwins as provided in the Delaware GCL.

   1.2. Conversion of Shares. By virtue of the Merger and without any action on the part of Reunion or Chatwins:

   (a) The aggregate number of shares of the common stock of Chatwins, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (the "Chatwins Common Stock") shall be automatically converted into the right to receive the following consideration in the manner and at the time described below:

     (i) at the Effective Time, 9,500,000 fully-paid and nonassessable shares of common stock of Reunion, par value $.01 per share ("Reunion Common Stock"); and

     (ii) up to an additional 500,000 shares of Reunion Common Stock (the "Additional Shares") to be issued within 30 days after the filing by Reunion of its Annual Report on Form 10-K for the year ending December 31, 2000 (the "Filing Date") as follows:

     (x) no shares of Reunion Common Stock unless EBITDA (as defined in clause (z) below) earned by the Chatwins Divisions (as defined in clause (z) below) during the year ending December 31, 2000 ("2000 EBITDA") is at least $19,000,000; and

     (y) .5 shares of Reunion Common Stock for each dollar of 2000 EBITDA earned by the Chatwins Divisions in excess of $19,000,000 up to a maximum of $20,000,000.

     (z) For purposes of this Agreement, "EBITDA" shall mean the earnings before interest, taxes, depreciation and amortization of the Chatwins Divisions, determined in accordance with GAAP applied on a consistent basis, without, however, any allocations related to headquarters overhead or expense, as audited by PriceWaterhouseCoopers, LLP, and the "Chatwins Divisions" shall mean the operating divisions of Chatwins known as "CPI", "Alliance", "Hanna", "Steelcraft" and "Auto-Lok", the Kingway material handling business of Stanwich Acquisition Corp. ("SAC"), which will be merged into Reunion and operated within the Auto-Lok division and the Naptech business of NPS Acquisition Corp. ("NPS"), which will be merged into Reunion and operated within the CPI division.

     (iii) the Reunion Common Stock to be issued in accordance with this
Section 1.2(a) shall be allocated among the holders of the Chatwins Common Stock of record at the Effective Time pro rata based upon their percentage ownership of the Chatwins Common Stock at the Effective Time.

   (b) (i) The aggregate number of shares of Class D, Series A Preferred Stock of Chatwins, par value $.01 per share (the "Series A Preferred"), Class D, Series B Preferred Stock of Chatwins, par value $.01 per share, (the "Series B Preferred"), and Class D, Series C Preferred Stock of Chatwins, par value $.01 per share (the "Series C Preferred"), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive preferred stock of Reunion (the "Series A Reunion Preferred") with an initial redemption value (the "Initial Redemption Value") equal to the aggregate redemption price of such Chatwins preferred stock on the Closing Date (as defined in Section 1.4) determined as provided in Chatwins's Restated Certificate of Incorporation. The Series A Reunion Preferred will be redeemable when no shares of Series B Preferred Stock of Reunion (the "Series B Reunion Preferred") to be issued in connection with the merger of SAC into Reunion are outstanding at any time at the option of Reunion at a redemption value (the "Total Redemption Value") equal to the Initial Redemption Value plus all accrued but unpaid preferred dividends. The Series A Reunion Preferred will accrue a cumulative dividend equal to 10% of the Initial Redemption Value per annum, which will accrue from the Effective Time (the "Series A Preferred Dividend"). The Series A Preferred Dividend will be junior in right of payment to dividends on the Series B Reunion Preferred, will be payable as and when the Board of Directors of Reunion determines and will be senior in right of payment to dividends on shares of Reunion Common Stock. The Series A Reunion Preferred will not be voting, except as required by law, and will not have any right of conversion into the Reunion

Common Stock or any other securities of Reunion. Upon a liquidation of Reunion, the holders of the Series A Reunion Preferred will be entitled to be paid, out of the assets of Reunion available for payment to the holders of Reunion's capital stock, an amount equal to the Total Redemption Value on the date of payment. In the event of a liquidation of Reunion no payments will be made and no assets will be distributed to the holders of the Reunion Common Stock or any other class of capital stock of Reunion, including the Series B Reunion Preferred, until the holders of the Series A Reunion Preferred shall have been paid the Total Redemption Value. The Series A Reunion Preferred will have such other preferences, privileges, restrictions and rights as are determined by the Board of Directors of Reunion prior to the Effective Time.

     (ii) The Series A Reunion Preferred shall be allocated among the holders of the Series A Preferred, Series B Preferred and Series C Preferred of record at the Effective Time pro rata in accordance with such holders' applicable Redemption Percentages at the Effective Time. For these purposes, a particular holder's "Redemption Percentage" shall mean the fraction (expressed as a percentage) obtained by dividing (y) the aggregate Initial Redemption Value of the Series A Preferred, Series B Preferred and Series C Preferred held by such holder immediately prior to the Effective Time by (z) the aggregate Initial Redemption Value of the shares of Series A Preferred, Series B Preferred and Series C Preferred issued and outstanding immediately prior to the Effective Time.

   (c) All shares of Chatwins Common Stock, Series A Preferred, Series B Preferred and Series C Preferred (collectively, the "Chatwins Capital Stock") shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate representing any such Chatwins Capital Stock (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive consideration (the "Merger Consideration") consisting of the number of shares of Reunion Common Stock or Series A Reunion Preferred specified herein, together with any cash in lieu of fractional shares of Reunion Common Stock to be paid pursuant to Section 1.3(c), upon the surrender of such Certificate in accordance with Section 1.3(a), without interest.

   (d) All shares of Chatwins Capital Stock held by Chatwins as treasury shares shall be cancelled and retired and shall cease to exist and no shares of Reunion Common Stock or Series A Reunion Preferred shall be issuable in respect thereof.

   (e) Chatwins agrees that the 1,450,000 shares of Reunion Common Stock owned by Chatwins as of the date hereof shall be retired by Reunion, and Chatwins shall thereupon cease to have any rights with respect thereto, including any right of exchange in connection with the Merger.

   1.3. Surrender of Certificates; Payment of Merger Consideration

   (a) Surrender of Certificates. At or after the Closing (as defined in Section 1.4), upon presentation by the holder thereof, duly endorsed, each Certificate shall be cancelled and exchanged and, simultaneously with such cancellation and exchange, (i) in respect of Chatwins Common Stock a new certificate shall be issued representing the number of shares of Reunion Common Stock into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2 (a)(i) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with
Section 1.3(c) hereof and (ii) in respect of Series A Preferred, Series B Preferred and Series C Preferred, a new certificate shall be issued representing the number of shares of Series A Reunion Preferred determined in accordance with the applicable Redemption Percentages. Within 30 days following the Filing Date, a certificate shall be issued representing Additional Shares, if any, into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2(a)(ii) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with
Section 1.3(c) hereof. All of the shares of Reunion Common Stock and Series A Reunion Preferred issued in the Merger shall be duly authorized, validly issued, fully paid and nonassessable and, at the time of issuance, shall be free and clear of all liens, claims, encumbrances, security interests and rights of redemption (together, "Liens").

   (b) No Further Ownership Rights in Chatwins Capital Stock. The Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms of this Agreement (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued (or paid, as the case may be) in full satisfaction of all rights pertaining to the Chatwins Capital Stock represented thereby. From and after the Closing, the stock transfer books of Chatwins shall be closed and there shall be no further registration of transfers on the stock transfer books of Chatwins or Reunion of the Chatwins Capital Stock which was outstanding immediately prior to the Effective Time. If, after the Closing, Certificates are presented to Reunion for any reason, they shall be cancelled and exchanged as provided in this Agreement.

   (c) No Fractional Shares. No certificate or scrip representing fractional shares of Reunion Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Reunion. In lieu of any such fractional shares, each holder of Chatwins Common Stock, who would otherwise have been entitled to a fraction of a share of Reunion Common Stock in exchange for Certificates pursuant to this Agreement shall receive from Reunion a cash payment in lieu of such fractional share equal to the product of the market price of Reunion Common Stock at the close of business on the Closing Date and the fractional share interest to which such holder would otherwise be entitled.

   1.4. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219 at 10:00 a.m. on September 30, 1999, or at such other place or time as the parties may mutually agree (the "Closing Date").

   1.5. Further Assurances. At the Closing and thereafter, each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest Reunion with full title to all assets, properties, rights, approvals, immunities and franchises of Chatwins and to effect the other purposes of this Agreement.

                                   ARTICLE II
                           THE SURVIVING CORPORATION

   2.1. Certificate of Incorporation. The Certificate of Incorporation of Reunion in effect at the Effective Time shall be the Certificate of Incorporation of the surviving corporation until amended in accordance with applicable law.

   2.2. By-Laws. The By-laws of Reunion in effect at the Effective Time shall be the By-laws of the surviving corporation until amended in accordance with applicable law.

   2.3. Officers. The persons listed on Schedule 2.3 shall serve in the offices shown opposite their names on Schedule 2.3 at the Effective Time and shall continue in the same offices on behalf of the surviving corporation until their resignation or removal in accordance with the By-laws.

   2.4. Directors. The Directors of Reunion serving on the Reunion Board of Directors at the Effective Time shall continue to serve as members of the Board of Directors of the surviving corporation until their resignation or until their successors are duly elected and qualified. In addition, at the first meeting of the Board of Directors occurring after the Effective Time, the total number of persons serving on the Board of Directors shall be increased by two and two additional persons nominated by Chatwins shall be appointed by the Board of Directors of Reunion to fill the vacancies, effective at such meeting of the Board, thereby created.

                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF CHATWINS

   Chatwins hereby represents and warrants to Reunion on the date hereof and as of the Effective Time as follows (it being understood that for purposes of this Section 3, Chatwins shall include each of its subsidiaries):

   3.1. Chatwins' Organization and Good Standing. Chatwins is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Chatwins is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Chatwins Material Adverse Effect. As used herein, a "Chatwins Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Chatwins or on the ability of Chatwins to consummate the transactions contemplated by this Agreement.

   3.2. Power and Authority; Execution and Delivery. Chatwins has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Chatwins. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Chatwins are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Chatwins and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Chatwins, enforceable against it in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

   3.3. Capitalization and Voting Rights

   (a) The authorized capital of Chatwins consists entirely of the following, the rights, privileges and preferences of which are as stated in the Certificate of Incorporation of Chatwins:

     (i) 3,000 shares of Series A Preferred, of which 2,249 shares are issued and outstanding as of the date hereof;

     (ii) 800 shares of Series B Preferred, of which 800 shares are issued and outstanding as of the date hereof;

     (iii) 2,500 shares of Series C Preferred, of which 1,510 shares are issued and outstanding as of the date hereof; and

     (iv) 400,000 shares of Chatwins Common Stock, of which 289,787.4 shares are issued and outstanding and 41,109 shares are held by Chatwins as treasury shares.

   (b) Except as set forth on Schedule 3.3, Chatwins has no outstanding subscriptions, options, warrants, calls or other agreements or commitments by which Chatwins is bound in respect of the capital stock of Chatwins, whether issued or unissued, and no outstanding rights or securities convertible into or exchangeable for any such capital stock, and Chatwins is not a party or subject to any agreement or understanding, and to Chatwins's knowledge, there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of Chatwins. All shares of Class A, B, C and E Preferred Stock authorized to be issued by the Certificate of Incorporation of Chatwins have been retired, and no shares thereof or rights with respect thereto are outstanding.

   3.4. Subsidiaries. Except as set forth in Schedule 3.4, Chatwins does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity.

   3.5. Valid Issuance of Preferred and Common Stock. Except as set forth on
Schedule 3.5, the outstanding shares of Chatwins Capital Stock are duly and validly authorized and issued, fully paid and nonassessable.

   3.6. Reports and Financial Statements. Chatwins has previously furnished to Reunion a true and complete copy of its (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Chatwins 10-K") as filed with the Securities and Exchange Commission ("SEC"), (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as filed with the SEC; and (iii) Current Reports on Form 8-K as filed with the SEC since March 31, 1999. Chatwins will provide Reunion with a true and complete copy of each Quarterly Report on Form 10-Q and each Current Report on Form 8-K promptly after filing such report with the SEC. As of their respective dates, the Chatwins 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K referred to above did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in such reports or other filings have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Chatwins and its subsidiaries as of the dates thereof and the consolidated results of operations and changes in cash flow of Chatwins and its subsidiaries for the periods then ended, subject in the case of unaudited interim financial statements, to normal year-end adjustments which are neither individually nor in the aggregate expected to be material.

   3.7. Changes. Except as set forth on schedule 3.7 or in the reports described in section 3.6 or in the registration statement (as defined in section 9.8) since march 31, 1999, there has not been:

   (a) any adverse change in the assets, condition (financial or otherwise), affairs, business, operations, properties, or liabilities of Chatwins from that reflected in the balance sheet as at March 31, 1999, referred to in
Section 3.6 above, except for changes in the ordinary course of business which do not constitute, either individually or in the aggregate, a Chatwins Material Adverse Effect;

   (b) any material change in the liabilities or obligations of Chatwins, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty or otherwise, except for the incurrence of current liabilities in the ordinary course of business, none of which has had a Chatwins Material Adverse Effect;

   (c) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, operations or business of Chatwins;

   (d) any waiver by Chatwins of a valuable right or of a material debt owed to it;

   (e) any loans made by Chatwins other than advances of expenses made in the ordinary course of business;

   (f) any declaration or payment of any dividend or other distribution of the assets of Chatwins or any direct or indirect redemption, purchase or acquisition of any securities of Chatwins;

   (g) any incurrence of indebtedness for money borrowed or any other liabilities individually in excess of $50,000 or, in the case of indebtedness and/or liabilities individually less than $50,000, in excess of $100,000 in the aggregate;

   (h) any sale, exchange or other disposition of any of Chatwins's assets, other than in the ordinary course of business;

   (i) to the best of Chatwins's knowledge, any other event or condition of any character which could reasonably be expected to result in a Chatwins Material Adverse Effect;

   (j) any increase in compensation of any of its existing officers, or the rate of pay of its employees as a group, except as part of regular compensation increases in the ordinary course of business;

   (k) any resignation or termination of employment of any officer or key employee of Chatwins; or

   (l) any agreements to do or enter into any of the foregoing.

   3.8. Governmental Approvals and Filings. Except as set forth in Schedule 3.8 and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Chatwins to enter into this Agreement or to consummate the transactions contemplated herein.

   3.9. Litigation. Except as set forth in the reports described in Section 3.6 or the Registration Statement, (i) there is no action, suit, proceeding or investigation pending or, to Chatwins's knowledge, currently threatened in writing against Chatwins or its property, assets or business which might reasonably be expected to result, either individually or in the aggregate, in a Chatwins Material Adverse Effect, including without limitation, actions pending or threatened involving the prior employment of any of Chatwins's employees, their use in connection with Chatwins's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; and (ii) Chatwins is not a party or subject to the provisions of any order, writ, injunction, award, judgment or decree of any court, arbitration panel or government agency or instrumentality.

   3.10. Patents and Trademarks. Chatwins has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted and without any conflict with or infringement of the rights of others which could reasonably be expected to result in a Chatwins Material Adverse Effect. Schedule 3.10 contains a complete list of patents and patent applications owned by Chatwins. Except as set forth in Schedule 3.10, there are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is Chatwins bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes owned by any other person or entity. Chatwins has not received any communications or claims alleging that Chatwins has violated or, by conducting its business as currently conducted, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity. Chatwins is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court of administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of Chatwins or that would conflict with Chatwins's business as proposed to be conducted. Neither the execution and delivery of this Agreement nor the carrying on of Chatwins's business by the employees of Chatwins will, to Chatwins's knowledge, conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any of such employees is now obligated.

   3.11. No Conflict. Except as set forth on Schedule 3.11, neither the execution, delivery and performance of this Agreement by Chatwins, nor the consummation by Chatwins of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Chatwins, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantee or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Chatwins may be subject, which conflict, breach, default, violation or acceleration could reasonably be expected to have a Chatwins Material Adverse Effect, or (iii) give rise to an imposition of any Lien of any nature whatsoever upon any of the assets of Chatwins.

   3.12. Agreements

   (a) Except as set forth in Schedule 3.12, there are no agreements, understandings or transactions between Chatwins and any of its officers or directors or any affiliate thereof.

   (b) Except as set forth in Schedule 3.12, there are no agreements, understanding or transactions to which Chatwins is a party or by which it is bound which (i) involve obligations (contingent or otherwise) of, or payments to, Chatwins in excess of $500,000 other than in the ordinary course of business, (ii) are material to the conduct and operations of Chatwins' business or properties (including, without limitation, the license of any patent, copyright, trade secret or other proprietary rights to or from Chatwins), (iii) restrict or adversely affect the development, manufacture or distribution of Chatwins' products or services, (iv) involve any written employment or consulting arrangement between Chatwins and any person, or (v) involve any material oral employment or consulting arrangement between Chatwins and any person.

   3.13. Title to Property and Assets. Except as set forth on Schedule 3.13, Chatwins has good title to its property and assets free and clear of all Liens, except such Liens which do not materially impair Chatwins' ownership or use of such property or assets. With respect to the property and assets it leases, Chatwins is in substantial compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any Liens. All of Chatwins' properties and assets are, in all material respects, in good operating condition, subject to normal wear and tear.

   3.14. Labor Agreements and Actions; Employee Benefits. Except as set forth on Schedule 3.14, Chatwins is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and within the last two (2) years no labor union has requested or, to the knowledge of Chatwins, has sought to represent any of the employees, representatives, or agents of Chatwins; there is no strike or other labor dispute involving Chatwins pending or, to the knowledge of Chatwins, threatened, which could reasonably be expected to have a Chatwins Material Adverse Effect, nor is Chatwins aware of any labor organization activity involving its employees. Except as noted in Schedule 3.14 hereto, Chatwins does not have any employee benefit plans presently in force with respect to profit-sharing or pensions.

   3.15. Tax Matters. Chatwins (i) has timely filed all tax returns that are required to have been filed by it with all appropriate governmental agencies (and all such returns are true and correct and fairly reflect in all material respects its operations for tax purposes); and (ii) has timely paid all taxes owed or assessed against it (other than taxes the validity of which are being contested in good faith by appropriate proceedings). The assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the reserves therefor reflected in the Chatwins' publicly-filed financial statements and, to Chatwins' knowledge, there are no material unresolved questions or claims concerning Chatwins' tax liability. Chatwins 1995 federal corporate income tax return was audited by the Internal Revenue Service and all additional tax and interest assessed as a result of such audit has been paid and all required state tax filings as a result thereof have been made. Except as provided in the preceding sentence, Chatwins' federal income tax returns have not been reviewed or audited by any taxing authority. There is no pending dispute with any taxing authority relating to any of said returns which, if determined adversely to Chatwins, would result in the assertion by any taxing authority of any valid material tax deficiency.

   3.16. Minute Books. The minute books of Chatwins contain a complete and accurate record of all meetings of directors and stockholders since the date of incorporation and all actions by written consent.

   3.17. Purchase Method. To the best knowledge of Chatwins, neither Chatwins nor any of its affiliates has taken or agreed to take any action inconsistent with Reunion's accounting for the Merger under the "purchase method".

   3.18. Disclosure. Neither this Agreement nor any document or information furnished to Reunion by Chatwins pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Chatwins contained herein or therein not misleading.

   3.19. S-4 Registration Statement. At the time the Registration Statement becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein, to the extent that material is prepared or furnished by Chatwins for inclusion therein, and the Chatwins SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information not prepared or furnished by Chatwins specifically for use therein or not contained in Chatwins SEC filings incorporated by reference therein).

   3.20. Broker's or Finder's Fees. Except as set forth in Schedule 3.20, neither Chatwins nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Chatwins in connection with the transactions contemplated by this Agreement.

   3.21. Permits, Licenses, Authorizations; Compliance with Laws. Chatwins has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Chatwins is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF REUNION

   Reunion represents and warrants to Chatwins as of the date hereof and as at the Effective Time as follows (it being understood that for purposes of this Section 4, Reunion shall include each of its subsidiaries):

   4.1. Organization and Good Standing. Reunion is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Reunion is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Reunion Material Adverse Effect. As used herein, the term "Reunion Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Reunion and its subsidiaries, taken as a whole, or on the ability of Reunion to consummate the transactions contemplated by this Agreement.

   4.2. Power and Authority; Execution and Delivery. Reunion has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Reunion. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Reunion are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Reunion and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Reunion, enforceable against Reunion in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

   4.3. Governmental Approvals and Filings. Except as set forth in Schedule 4.3, and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Reunion to enter into this Agreement or to consummate the transactions contemplated herein.

   4.4. No Conflict. Except as set forth in Schedule 4.4, neither the execution, delivery and performance of this Agreement by Reunion, nor the consummation by Reunion of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Reunion, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantees or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Reunion may be subject, which conflict, breach, default, violation or acceleration would have a Reunion Material Adverse Effect, or (iii) give rise to an imposition of any Lien, charge, security interest or encumbrance of any nature whatsoever upon any of the assets of Reunion.

   4.5. Merger Consideration. When issued, the shares of Reunion Common Stock and Series A Reunion Preferred to be issued in the Merger will be duly authorized, validly issued, fully-paid and nonassessable and free and clear of all Liens and preemptive rights. The certificates or instruments representing such shares will be in due and proper form.

   4.6. Reports and Financial Statements. Reunion has previously furnished to Chatwins a true and complete copy of its (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Reunion 10-K") as filed with the SEC;
(ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as filed with the SEC; and (iii) Current Reports on Form 8-K as filed with the SEC since March 31, 1999. Reunion will provide Chatwins with a true and complete copy of each Quarterly Report on Form 10-Q and each current report on Form 8-K promptly after filing such report with the SEC. As of their respective dates, the Reunion 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K referred to above, did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in such reports or other filings have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Reunion and its subsidiaries as of the dates thereof and the consolidated results of operations and changes in cash flow of Reunion and its subsidiaries for the periods then ended, subject in the case of unaudited interim financial statements, to normal year-end adjustments which are neither individually nor in the aggregate expected to be material.

   4.7. Absence of Material Adverse Change. Except as set forth on Schedule 4.7 or in the reports described in Section 4.6 or the Registration Statement, there has not been any Reunion Material Adverse Effect since March 31, 1999.

   4.8. Capitalization of Reunion. Reunion's authorized capital stock consists of (i) 20,000,000 shares of Reunion Common Stock of which 3,940,100 are outstanding on the date hereof, and (ii) 10,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding on the date hereof. All of the issued and outstanding shares of capital stock of Reunion are duly authorized and validly issued, fully-paid and nonassessable.

   4.9. Certificates of Incorporation and By-laws.

   (a) Reunion has delivered to Chatwins copies of its Certificate of Incorporation and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provisions of its Certificate of Incorporation. Reunion's Certificate of Incorporation has not been amended since December 31, 1998 and, except as contemplated by this Agreement or in connection with the Acquisitions (as defined in Section 6.2(c)), no action has been taken for the purpose of effecting any amendment thereto.

   (b) Reunion has delivered to Chatwins copies of its By-laws and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provision of its By-laws. Reunion's By-laws have not been amended since the date of certification thereof and no action has been taken for the purpose of effecting any amendment thereto.

   4.10. Legal Proceedings. Except as set forth in the reports described in
Section 4.6 or the Registration Statement, (i) there are no suits, actions, claims, proceedings (including, without limitation, arbitration or administrative proceedings) or investigations pending or to the knowledge of Reunion threatened in writing against Reunion or its property, assets or business which could reasonably be expected, individually or in the aggregate, to have a Reunion Material Adverse Effect; and (ii) Reunion is not a party or subject to the provisions of any judgment, order, injunction, decree or award of any court, arbitration panel or government agency or instrumentality.

   4.11. Purchase Method. To the best knowledge of Reunion, neither Reunion nor any of its affiliates has taken or agreed to take any action inconsistent with the accounting treatment of the Merger under the "purchase method".

   4.12. Disclosure. Neither this Agreement nor any document or information furnished to Chatwins by Reunion pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Reunion contained herein or therein not misleading.

   4.13. S-4 Registration Statement. At the time the Registration Statement becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein and the Reunion SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information prepared or furnished by Chatwins to Reunion specifically for use therein or contained in Chatwins SEC filings incorporated by reference therein).

   4.14. Broker's or Finder's Fees. Except for Legg Mason Wood Walker, Inc. and Robert Gray, neither Reunion nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Reunion in connection with the transactions contemplated by this Agreement.

   4.15. Permits, Licenses, Authorizations; Compliance with Laws. Reunion has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Reunion is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

                                   ARTICLE V
                             COVENANTS OF CHATWINS

Chatwins covenants and agrees that:

   5.1. Regular Course of Business. Except as otherwise consented to in writing by Reunion, prior to the Closing Chatwins will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and Chatwins will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

   5.2. Restricted Activities and Transactions. Except as otherwise consented to in writing by Reunion or contemplated by this Agreement, or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Chatwins will not:

   (a) amend its Certificate of Incorporation or By-laws;

   (b) except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

   (c) except as set forth on the Schedules hereto, (i) grant any increase in compensation or benefits, or (ii) make, pay or accrue any bonuses, pension, profit sharing or similar payment to any director, officer or employee of Chatwins other than payment of 1998 performance bonuses accrued as of December 31, 1998;

   (d) acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing;

   (e) except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, hire any additional professional personnel or make any change in the responsibilities or office of any officer of Chatwins;

   (f) except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, enter into any material contract or agreement or materially modify any existing material agreement;

   (g) declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, or retire or redeem any of such capital stock, or take any action which would have an effect equivalent to any of the foregoing; or

   (h) agree or commit to do any of the foregoing.

   Notwithstanding the foregoing, Chatwins may (i) enter into a purchase and sale agreement with respect to its Klemp Division on substantially the terms contemplated by the Letter of Intent, dated May 28, 1999, between Chatwins and Alabama Metal Industries Corporation, as amended on July 12, 1999, and consummate the transactions contemplated thereby (the "Klemp Sale") and (ii) sell its Shanghai Klemp operations at the fair value thereof, as determined in good faith by the Board of Directors of Chatwins (the "Shanghai Disposition").

   5.3. Approval of Shareholders.

   (a) Chatwins shall through its Board of Directors duly solicit the waiver of all rights available to its shareholders who have not already voted in favor of the Merger Agreement to demand appraisal of their shares of Chatwins Common Stock under the Delaware GCL, as soon as reasonably practicable after the date hereof.

   (b) Chatwins will provide such shareholders with, or give such shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Chatwins shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information. Copies of all written information delivered or to be delivered to the shareholders shall be offered for review and approval to Reunion prior to its delivery to the Chatwins shareholders.

   5.4. Consents, Approvals and Filings. Chatwins will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 3.8.

   5.5. Access to Books, Records and Other Information. Chatwins will afford to Reunion and its accountants, attorneys and agents such information as Reunion may reasonably request (including such copies of documents as Reunion may reasonably request) and reasonable access to the books and records of Chatwins.

   5.6. Amended Schedules. Promptly after the consummation of the Klemp Sale, Chatwins shall supplement or amend the schedules to this Agreement to the extent required to accurately reflect the transactions contemplated by the Klemp Sale. Any representation of Chatwins that is affected by such supplemented or amended schedules shall be deemed to have been amended accordingly for all purposes of this Agreement.

                                   ARTICLE VI
                              COVENANTS OF REUNION

  Reunion covenants and agrees that:

   6.1. Regular Course of Business. Except as otherwise consented to in writing by Chatwins, prior to the Closing, Reunion will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

   6.2. Restricted Activities and Transactions. Except as otherwise consented to in writing by Chatwins or contemplated by this Agreement or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Reunion will not:

   (a) amend its Certificate of Incorporation or By-laws except in connection with the Acquisitions (as defined in Section 6.2(c));

   (b) except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

   (c) acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing; provided that Reunion, or one of its subsidiaries, may enter into a merger or other acquisition agreement with each of SAC and NPS (collectively, the "Acquisitions").

   (d) issue or sell any shares of its capital stock or other equity interests or issue or award any options, warrants or other rights with respect to its capital stock or other equity interests, except in connection with the Acquisitions; or

   (e) agree or commit to do any of the foregoing.

  6.3. Approval of Shareholders

   (a) Reunion shall through its Board of Directors duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting on the adoption and approval of this Agreement as soon as reasonably practicable after the date hereof.

   (b) Reunion will provide its shareholders with, or give its shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Reunion shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information.

   6.4. Consents, Approvals and Filings. Reunion will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 4.3.

   6.5. Access to Books, Records and Other Information. Reunion will afford to Chatwins and its accountants, attorneys and agents such information as Chatwins may reasonably request (including such copies of documents as Chatwins may reasonably request) and reasonable access to its books and records.

                                  ARTICLE VII
                                MUTUAL COVENANTS

   7.1. Payment of Expenses. Except for the fees, costs and expenses charged in connection with any refinancing of Reunion to be consummated in connection with the Merger, which shall be paid one-half by Reunion and one-half by Chatwins, and except as otherwise specifically provided elsewhere herein, each party to this Agreement shall be responsible for its own costs and expenses incurred in connection with the transactions contemplated by this Agreement, and in particular, Reunion shall be responsible for the fees and expenses of Legg Mason Wood Walker, Incorporated. All expenses incurred in connection with the Registration Statement shall be borne by Reunion.

   7.2. Public Announcements. Reunion and Chatwins shall to the maximum extent feasible advise and confer with each other prior to the issuance of any reports, public statements or releases pertaining to this Agreement or any transaction contemplated hereby.

   7.3. Public Disclosure. None of the information supplied by Reunion and Chatwins for inclusion or incorporation by reference in the Registration Statement (as defined below) at the time the Registration Statement is filed with the SEC and the time such document becomes effective under the Securities Act, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.4. Refinancing. Reunion and Chatwins shall, and shall cause their respective affiliates, agents and employees to, cooperate and expend all efforts reasonably necessary to consummate on the Closing Date the currently contemplated refinancing of the outstanding indebtedness of Reunion and Chatwins through lenders reasonably acceptable to Chatwins and Reunion, and any refinancing in lieu or supplemental thereof.

   7.5. No Shop. From the date hereof until the Effective Time, except in connection with the Acquisitions, the Shanghai Disposition and the Klemp Sale, and as otherwise required to comply with applicable law, Reunion and Chatwins shall not and shall not permit any officer, director or other agent of Reunion or Chatwins, directly or indirectly, to take any action to seek, initiate, negotiate or encourage or enter into or participate in any discussions regarding, any offer from any third party to acquire any shares of capital stock or other equity interest of such third party, or to sell to such third party any shares of capital stock or other equity interest of Reunion or Chatwins, to merge or consolidate with Reunion or Chatwins, or to otherwise acquire any significant portion of the assets of Reunion or Chatwins or to acquire any significant portion of the assets of such third party.

                                  ARTICLE VIII
                      CONDITIONS TO OBLIGATIONS OF REUNION

   The obligation of Reunion to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

   8.1. Representations and Warranties True at the Closing. The representations and warranties of Chatwins contained in this Agreement shall be true and correct in all material respects, except to the extent such representations were made as of a specific date other than the date hereof.

   8.2. Performance of Covenants. Chatwins shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

   8.3. Opinion of Counsel. Chatwins shall have delivered to Reunion an opinion, dated the Closing Date and addressed to Reunion, of Richards & O'Neil, LLP in form and substance reasonably satisfactory to Reunion and its counsel.

   8.4. Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion under the Delaware GCL; and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL, provided that the Board of Directors of Reunion may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

   8.5. Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule
3.8 and Schedule 4.3, shall have been obtained.

   8.6. No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

   8.7. No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Chatwins Material Adverse Effect.

   8.8. Certificate of Chatwins. Chatwins shall have furnished Reunion with a Certificate of Chatwins signed by its principal executive officer to the effect that the representations and warranties of Chatwins contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date) and that Chatwins has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

   8.9. Certificate of Merger. Chatwins shall have executed and delivered to Reunion the certificate of merger to be filed with the Secretary of State in connection with the Merger.

   8.10. Fairness Opinion. Reunion's Board of Directors shall have received the opinion of Legg Mason Wood Walker, Inc., in a form reasonably satisfactory to the Board, that the consideration to be paid for Chatwins pursuant to this Agreement is fair to Reunion and its stockholders, other than Chatwins, from a financial point of view.

   8.11. Refinancing; Chatwins Warrants. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient to redeem the $50,000,000 principal amount Senior Notes of Chatwins due 2003 (the "Senior Notes") and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger. Chatwins shall have issued the requisite "bring along notice" to its warrantholders and all Chatwins warrants shall have been exercised or terminated.

   8.12. Klemp Sale. Reunion shall have been provided the opportunity to review and approve the definitive purchase and sale agreement with respect to the Klemp Sale and Chatwins shall have consummated the Klemp Sale on such terms.

                                   ARTICLE IX
                     CONDITIONS TO OBLIGATIONS OF CHATWINS

   The obligations of Chatwins to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

   9.1. Representations and Warranties True at the Closing Date. The representations and warranties of Reunion contained in this Agreement shall be true and correct in all material respects, except for representations and warranties which were made as of a specified date other than the date hereof.

   9.2. Performance of Covenants. Reunion shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

   9.3. Opinion of Counsel. Reunion shall have delivered to Chatwins an opinion, dated the Closing Date and addressed to Chatwins, of Buchanan Ingersoll Professional Corporation, in form and substance reasonably satisfactory to Chatwins and its counsel.

   9.4. Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion under the Delaware GCL and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL; provided that the Board of Directors of Chatwins may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

   9.5. Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule
3.8 and Schedule 4.3, shall have been obtained.

   9.6. No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

   9.7. Certificate of Reunion. Reunion shall have furnished Chatwins with a Certificate of Reunion signed by its respective President or any Vice President to the effect that, except for changes thereto agreed to in writing by Chatwins, the representations and warranties of Reunion contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing) and that Reunion has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

   9.8. Registration. Reunion shall have filed with the SEC the Registration Statement and the Registration Statement shall be effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"). For the purposes of this Agreement, "Registration Statement" shall mean the registration statement on Form S-4 of Reunion covering the shares of Reunion Common Stock to be issued to the Chatwins's shareholders upon conversion of the Chatwins Common Stock in connection with the Merger, including a proxy statement/prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement. Reunion shall have complied in all material respects with all "Blue Sky" obligations applicable to the transactions contemplated by this Agreement and by the Registration Statement.

   9.9. Listing. Reunion shall have taken such actions as are necessary to cause the shares registered by the Registration Statement to be listed on the Pacific Exchange and the NASDAQ Small-Cap Market.

   9.10. Certificate of Merger. Reunion shall have executed and delivered to Chatwins the certificate of merger to be filed with the Secretary of State in connection with the Merger.

   9.11. No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Reunion Material Adverse Effect.

   9.12. Refinancing. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient, to redeem the Senior Notes and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger.

   9.13. Reunion Preferred. The Board of Directors of Reunion shall have approved and Reunion shall have filed with the Secretary of the State and delivered to Chatwins a Certificate of Designations with respect to the Series A Reunion Preferred having the terms described in Section 1.2(b) hereof.

   9.14. Klemp Sale. Reunion shall have been provided the opportunity to review and approve the definitive purchase and sale agreement with respect to the Klemp Sale and Chatwins shall have consummated the Klemp Sale on such terms.

                                   ARTICLE X
                                  TERMINATION

   10.1. Termination. This Agreement may be terminated (i) by the mutual consent of Reunion and Chatwins; (ii) by Reunion or Chatwins at any time after 120 days after the date hereof if for any reason the Merger shall not by such date have been consummated and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party; (iii) by Reunion if there has been a misrepresentation or breach on the part of Chatwins in the representations, warranties and covenants of Chatwins set forth herein which, if curable, has not been cured within 10 days of notice thereof by Reunion and which breach, if not cured, would cause a failure of the conditions set forth in Section 8.1 or 8.2; (iv) by

Chatwins if there has been a misrepresentation or breach on the part of Reunion in the representations, warranties and covenants of Reunion set forth herein which, if curable, has not been cured within 10 days of notice thereof by Chatwins and which breach, if not cured, would cause a failure of the conditions set forth in Section 9.1 or 9.2; and (v) by Reunion or Chatwins if any court or administrative agency of competent jurisdiction shall have issued an order which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger and such order shall have become final and nonappealable.

   10.2. Effect of Termination. If this Agreement is validly terminated by Reunion or Chatwins pursuant to Section 10.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Reunion or Chatwins (or any of their respective subsidiaries, representatives or affiliates), except (i) that the provisions of Sections 7.1 and 7.2 will continue to apply following any such termination and (ii) that nothing contained herein shall relieve any party hereto from liability for breach of its representations, warranties, covenants or agreements contained in this Agreement.

   10.3. Termination After Shareholder Vote. At any time prior to the Effective Time this Agreement may be terminated by the Board of Directors of Reunion or Chatwins pursuant to Section 10.1 hereof notwithstanding the prior approval of this Agreement and the Merger by their respective stockholders.

                                   ARTICLE XI
                                INDEMNIFICATION

   11.1. Indemnification

   (a) Reunion shall indemnify and hold harmless Chatwins, each of its directors and officers, and each person or entity, if any, who controls Chatwins within the meaning of the Securities Act against all losses, claims, damages or liabilities, joint or several, to which Chatwins or any such director, officer or controlling person may become subject (i) which arise out of or are caused by any breach by Reunion of any representation or warranty of Reunion contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Reunion contained in this Agreement or any related agreement, or (iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Reunion shall reimburse Chatwins or any such director, officer or controlling person for any reasonable legal or other expenses in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Reunion shall not be required to indemnify and hold harmless or reimburse Chatwins to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any document made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins for use in the preparation of such documents.

   (b) Chatwins shall indemnify and hold harmless Reunion, each of its directors and officers, and each person or entity, if any, who controls Reunion within the meaning of the Securities Act, against all losses, claims, damages or liabilities to which Reunion or any such director or officer or controlling person may become subject (i) which arise out of or are caused by any breach by Chatwins of any representation or warranty of Chatwins contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Chatwins contained in this Agreement or any related agreement, or
(iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins; and Chatwins shall reimburse Reunion for any reasonable legal or other expenses reasonably incurred by Reunion or any such director or officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action.

   (c) Promptly after receipt by a party who is, under paragraphs (a) or (b) of this Section 11.1 an indemnified party, of notice of the commencement of any action with respect to which indemnification may be sought under this Section 11.1, such indemnified party shall notify the indemnifying party. Such notice shall be a condition precedent to any liability of the indemnifying party for indemnification contained in this Section 11.1; provided, however, that the rights of the indemnified party to indemnification or compensation hereunder will only be affected by its failure to give prompt notice to the indemnifying party of the commencement of such action if and to the extent that such failure prejudices the indemnifying party in the defense of such action. In case any such action is being brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to assume and control the defense of the action at its expense and if the indemnifying party gives notice to such indemnified party of its election to assume and control the defense, the indemnifying party will not be liable to such indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense or investigation of the action, so long as and to the extent that the indemnifying party continues to diligently defend the indemnified party.

   (d) No action for indemnity under this Article XI may be brought or maintained by either party after the Effective Time.

                                  ARTICLE XII
                            MISCELLANEOUS PROVISIONS

   12.1. Notices, Etc. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given, when delivered in person, telegraphed, or when mailed by certified or registered mail, postage prepaid, or when given by telex or facsimile transmission (promptly confirmed in writing), as follows:

   (a) If to Chatwins:

   Chatwins Group, Inc.
   300 Weyman Plaza, Suite 340
   Pittsburgh, Pennsylvania 15236
   Telephone: 412-885-5501
   Facsimile: 412-885-5512
   Attention: President

   with copies to:

   Richards & O'Neil, LLP
   885 Third Avenue
   New York, New York 10022-4873
   Telephone: 212-207-1200
   Facsimile: 212-750-9022
   Attention: Brian D. Beglin, Esq.

   (b) If to Reunion:

   Reunion Industries, Inc.
   One Stamford Landing, 62 Southfield Avenue
   Stamford, Connecticut 06902
   Telephone: 203-324-8858
   Facsimile: 203-967-3923
   Attention: President

   with copies to:

   Buchanan Ingersoll Professional Corporation
   One Oxford Centre
   301 Grant Street, 20th Floor
   Pittsburgh, PA 15219
   Telephone: (412) 562-8800
   Facsimile (412) 562-1041
   Attention: Herbert B. Conner, Esq.

or such other person as the person entitled to notice shall designate in writing, such writing to be delivered to the other parties hereto in the manner provided in this Section 12.1.

   12.2. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall not survive the Closing Date and the consummation of any or all of the transactions contemplated hereby.

   12.3. Entire Agreement; Amendment. This Agreement (including the various Schedules hereto) sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof. This Agreement may be amended or modified only by a written instrument executed by Reunion and Chatwins. The Boards of Directors of Chatwins and Reunion may amend this Agreement at any time prior to the time that this Agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with Section 103 of the Delaware GCL, provided that an amendment made subsequent to the adoption of this Agreement by the stockholders of Chatwins or Reunion may not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof, (2) alter or change any term of the certificate of incorporation of Reunion to be effected by the Merger, or (3) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of Reunion or Chatwins.

   12.4. Individual Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid and unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision, and (iv) there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

   12.5. General. This Agreement: (i) shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof; (ii) shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and permitted assigns, nothing in this Agreement, expressed or implied, being intended to confer upon any other person any rights or remedies hereunder; (iii) may not be assigned by a party without the prior written consent of the other parties; and (iv) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section, Schedule and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

                                               REUNION INDUSTRIES, INC.

                                               By: /s/ Richard L. Evans
                                                  -----------------------------
                                                    Richard L. Evans
                                                    Executive Vice President

                                               CHATWINS GROUP, INC.

                                               By: /s/ Joseph C. Lawyer
                                                  -----------------------------
                                                    Joseph C. Lawyer
                                                    President

                                                                         Annex B

                                               July 30, 1999

The Board of Directors
Reunion Industries, Inc.
62 Southfield Avenue
One Stamford Landing
Stamford, CT 06902

Members of the Board:

   Reunion Industries, Inc. ("Reunion") and Chatwins Group, Inc. ("Chatwins") have entered into the Amended and Restated Merger Agreement dated as of July 30, 1999 (the "Agreement"). The Agreement provides, among other things, for the merger of Chatwins with and into Reunion (the "Merger"). You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to Reunion and its stockholders, other than Chatwins, of the consideration to be paid for Chatwins pursuant to the Agreement.

   Pursuant to the Agreement, the shareholders of Chatwins will receive 9,500,000 newly issued shares of Reunion Common Stock plus up to an additional 500,000 contingent shares based on satisfaction of certain year 2000 performance goals. The 9,500,000 shares will represent approximately 71% of the outstanding shares of Reunion. Simultaneous with the Merger, shares of Reunion currently owned by Chatwins will be retired, resulting in the present shareholders of Chatwins owning approximately 79% of the outstanding common stock of Reunion after the Merger. The outstanding Preferred Stock of Chatwins (plus accumulated dividends) will be converted into Preferred Stock of Reunion with a stated dividend of 10% per annum. The net debt of Chatwins will be repaid or refinanced by Reunion upon the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement.

   Legg Mason has acted as the financial advisor to the Board of Directors of Reunion in connection with the Board's analysis of the financial terms of the Merger and in connection with the Board's analyses of certain related transactions and has received a fee for these services. In addition, Legg Mason will receive a separate fee for providing this Opinion and certain related opinions.

   In arriving at our Opinion set forth below, we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain publicly available audited and unaudited financial statements of Reunion and Chatwins and certain other publicly available information of Reunion and Chatwins; (iii) reviewed certain internal information, primarily financial in nature, concerning Reunion and Chatwins prepared by their respective managements; (iv) discussed the past and current operations and financial condition and prospects of Reunion with the senior management of Reunion; (v) discussed the past and current operations and financial condition and prospects of Chatwins with the senior management of Chatwins; (vi) reviewed forecast financial statements of Reunion prepared and furnished to us by the senior management of Reunion; (vii) reviewed forecast financial statements of Chatwins prepared and furnished to us by the senior management of Chatwins; (viii) held meetings and discussions with certain officers and employees of Reunion and Chatwins concerning the operations, financial condition and future prospects of the combined company; (ix) reviewed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our inquiry; (x) considered the pro forma financial effects of the Merger on Reunion; and, (xi) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate.

   We are not expressing an opinion as to the price or trading range at which shares of Reunion Common Stock may trade following the Merger.

   In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by Reunion and Chatwins, and all publicly available information, and we have not independently verified such information. We also have relied upon the managements of Reunion and Chatwins as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to us for Reunion and Chatwins, respectively, and we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of each respective entity, including without limitation, the tax benefits available to the combined company as well as to Reunion on a stand alone basis. Neither Reunion nor Chatwins publicly discloses internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the Merger. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   We have not been requested to make, and we have not made, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of either Reunion or Chatwins and, with the exception of certain appraisals relating to the Juliana Preserve, we have not been furnished with any such appraisals or evaluations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy.

   Our Opinion is necessarily based on share prices and economic and other conditions and circumstances as in effect on, and the information made available to us as of July 22, 1999. In arriving at our Opinion, we were not authorized to solicit, and did not solicit, third party indications of interest from any party with respect to an acquisition of Reunion, its assets, or any part thereof. We have assumed that the Merger and related transactions described above will be consummated on the terms and conditions described in the Agreement, without any waiver of material terms or conditions by Reunion or Chatwins, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the combined company.

   It is understood that this letter is directed to Reunion's Board of Directors and the Opinion expressed herein is provided for the use of the Board in its evaluation of the proposed Merger. This letter does not constitute a recommendation of the Merger over any other alternative transaction which may be available to Reunion and does not address the underlying business decision of the Board of Directors of Reunion to proceed with or effect the Merger. In addition, this Opinion does not constitute a recommendation to any stockholder of Reunion as to how such stockholder should vote at the stockholder's meeting to be held in connection with the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated, provided that this Opinion may be included in its entirety in any filing made by Reunion with the Securities and Exchange Commission with respect to the Merger and the transactions related thereto.

   Based upon and subject to the foregoing, we are of the opinion that, as of July 22, 1999, the consideration to be paid for Chatwins pursuant to the Agreement is fair to Reunion and its stockholders, other than Chatwins, from a financial point of view.

                                       Very truly yours,

                                       LEGG MASON WOOD WALKER, INCORPORATED

                                      Annex C

                            DELAWARE CODE ANNOTATED
                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION
     Copyright (C) 1975-1998 by The State of Delaware. All rights reserved.
                     Current through End of 1998 Reg. Sess.

(S) 262 Appraisal rights.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254,
      (S) 257, (S) 258, (S) 263 or (S) 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or
        (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
        (S) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
      (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
      (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX D

                             FINANCIAL PROJECTIONS

   The following pages contain projected financial information for Reunion Industries and Chatwins Group for the periods indicated. This information was provided to Legg Mason in connection with the preparation of their opinion as to the fairness to Reunion Industries stockholders (other than Chatwins Group) of the consideration being paid in the merger from a financial point of view. These projections were prepared for internal management purposes only and not with the expectation that they would be disclosed to the public. These projections involve numerous and significant subjective assumptions, which may or may not be correct. In fact, the actual results of both companies have been different from the projected results set forth on the following pages. Management of both companies expect that actual results in future periods will also be materially different from the projected results. Due to the inherent uncertain nature of projections and the fact that each company failed to meet its 1998 projections, Legg Mason gave less weight to valuation methodologies that rely on projected financial information than it gave to other valuation methodologies in rendering its opinion. Neither Reunion Industries nor Chatwins Group has updated or expects to update or otherwise revise these projections. You should not rely on these projections for any reason.

                            Reunion Industries, Inc.

                        Summary Projected Financial Data
                  (Dollars in Millions, except per share data)

                                                  Projected Results for the
                                                  Years Ending December 31,
                                                  -----------------------------
                                                  1999    2000    2001    2002
                                                  -----  ------  ------  ------
Income Statement
Sales............................................ $98.5  $102.0  $106.5  $111.0
  % Growth Rate..................................   3.6%    3.6%    4.5%    4.2%
Gross Profit.....................................  15.8    17.6    18.5    19.6
  % of Sales.....................................  16.0%   17.2%   17.4%   17.7%
Operating Expenses...............................  11.6    12.0    12.3    12.8
  % of Sales.....................................  11.8%   11.7%   11.6%   11.5%
EBIT.............................................   4.2     5.6     6.2     6.8
  % of Sales.....................................   4.3%    5.5%    5.8%    6.1%
Other Expense (Income)...........................   3.7     3.7     3.7     3.7
  % of Sales.....................................   3.8%    3.6%    3.4%    3.3%
EBT..............................................   0.5     1.9     2.5     3.1
  % of Sales.....................................   0.5%    1.9%    2.4%    2.8%
Net Income (Fully Taxed)......................... $ 0.3  $  1.2  $  1.6  $  2.0
  % of Sales.....................................   0.3%    1.2%    1.5%    1.8%
  EPS (Fully Taxed).............................. $0.08  $ 0.31  $ 0.41  $ 0.50
Net Income (Utilizing NOL)....................... $ 0.5  $  1.9  $  2.4  $  3.0
  % of Sales.....................................   0.5%    1.8%    2.3%    2.7%
  EPS (Utilizing NOL)............................ $0.12  $ 0.48  $ 0.62  $ 0.77
Other
Capital Expenditures............................. $ 2.9  $  3.7  $  4.2  $  3.8
Dep. & Amort.....................................   4.5     4.5     4.5     4.5
EBITDA...........................................   8.7    10.1    10.7    11.3
  % of Sales.....................................   8.8%    9.9%   10.0%   10.2%

                              Chatwins Group, Inc.

                        Summary Projected Financial Data
                             (Dollars in Millions)

                                                  Projected Results for the
                                                  Years Ending December 31,
                                                 ------------------------------
                                                  1999    2000    2001    2002
                                                 ------  ------  ------  ------
Income Statement
Sales........................................... $141.6  $151.3  $163.1  $175.1
  % Growth Rate.................................    3.3%    6.9%    7.8%    7.4%
Gross Profit....................................   29.3    33.9    38.6    44.2
  % of Sales....................................   20.7%   22.4%   23.7%   25.2%
Operating Expenses..............................   17.4    18.3    19.5    20.7
  % of Sales....................................   12.3%   12.1%   12.0%   11.8%
EBIT............................................   11.9    15.6    19.1    23.6
  % of Sales....................................    8.4%   10.3%   11.7%   13.4%
Interest Expense................................   10.1    10.1    10.1    10.1
  % of Sales....................................    7.1%    6.7%    6.2%    5.8%
EBT.............................................    1.8     5.5     9.0    13.5
  % of Sales....................................    1.3%    3.6%    5.5%    7.7%
Net Income...................................... $  1.1  $  3.3  $  5.4  $  8.1
  % of Sales....................................    0.8%    2.2%    3.3%    4.6%
Other
Capital Expenditures............................ $  1.8  $  1.7  $  2.1  $  2.2
Dep. & Amort....................................    3.3     3.4     2.8     2.7
EBITDA..........................................   15.2    19.0    21.9    26.2
  % of Sales....................................   10.7%   12.5%   13.4%   15.0%